As filed with the Securities and Exchange Commission on August 3, 2000

                                                               File No.  70-9539
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         New Century Energies, Inc.              Northern States Power Company
           1225 Seventeenth Street                     414 Nicollet Mall
           Denver, Colorado 80202                 Minneapolis, Minnesota 55401

       (Name of companies filing this statement and address of principal executive offices)
       ------------------------------------------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

   (Name of registered holding company parent of each applicant or declarant)
          -------------------------------------------------------------

           Wayne H. Brunetti                         James J. Howard
        Chairman of the Board,             Chairman of the Board, President and
 President and Chief Executive Officer           Chief Executive Officer
      New Century Energies, Inc.              Northern States Power Company
        1225 Seventeenth Street                     414 Nicollet Mall
        Denver, Colorado 80202                 Minneapolis, Minnesota 55401

                   (Name and addresses of agents for service)
                       ----------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Paul J. Bonavia                             Gary R. Johnson
Senior Vice President and                   Vice President and General Counsel
  General Counsel                           Scott M. Wilensky
William M. Dudley                           Senior Attorney
Associate General Counsel                   Northern States Power Company
New Century Energies, Inc.                  414 Nicollet Mall
1225 Seventeenth Street                     Minneapolis, Minnesota  55401
Denver, Colorado  80202
Joanne C. Rutkowski                         Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P.      Gardner, Carton & Douglas
1875 Connecticut Avenue, N.W.               321 North Clark Street, Suite 3400
Washington, D.C.  20009                     Chicago, Illinois  60610

Item 1.  Description of Proposed Transaction...................................1

        A.  Introduction.......................................................1

        B.  Overview of the Transaction........................................3

        C.  Description of the Parties to the Merger...........................4
            1.  NCE and its Subsidiaries.......................................4
            2.  NSP and its Subsidiaries.......................................8

        D.  Description of the Merger.........................................12

        E.  Operations of the Combined Company................................14

Item 2.  Fees, Commissions and Expenses.......................................14

Item 3.  Applicable Statutory Provisions......................................15

        A.  Merger Analysis -- Overview.......................................16
            1.  Introduction..................................................16
            2.  Section 9(a)(2)...............................................17

        B.  Section 10(b).....................................................18
            1.  Section 10(b)(1)..............................................18
            2.  Section 10(b)(2)..............................................23
            3.  Section 10(b)(3)..............................................25

        C.  Section 10(c).....................................................28
            1.  Section 10(c)(1)..............................................28
                 (a)  The Merger will be lawful under Section 8...............28
                 (b)  The Merger will not be detrimental to carrying out
                        the provisions of Section 11..........................28
                      (i)  Integration of Electric Operations.................30

                 (a)  Interconnection.........................................50
                 (b)  Coordination............................................54
                 (c)  Single Area or Region...................................59
                 (d)  Size....................................................63
                      (ii)  Retention of Combined Gas System..................66
                      (iii) Coordinated Operations of Combined Gas Properties.71
                 (a)  Loss of economies.......................................73
                 (b)  Same state or adjoining states..........................78
                 (c)  Size....................................................78
                      (iv)    Retention of Other Businesses...................81
            2.  Section 10 (c)(2).............................................84

        D.  Section 10(f).....................................................88

        E.  Intra-system Transactions.........................................88
            1.   New Century Services, Inc. (to be renamed Xcel Energy
                    Services Inc.)............................................88
            2.  Services, Goods, and Assets Involving the Utility Operating
                    Companies.................................................91
            3.  Non-Utility Sale of Goods and Services to EWGs, FUCOs,
                    and QFs...................................................94

        F.  Capitalization of New NSP.........................................95

Item 4.  Regulatory Approvals.................................................96

        A.  Antitrust.........................................................96

        B.  Federal Power Act.................................................96

        C.  Atomic Energy Act.................................................97

        D.  State Public Utility Regulation...................................97

        E.  Other.............................................................99

Item 5. Procedure............................................................100

Item 6. Exhibits and Financial Statements....................................101

        A.  Exhibits.........................................................101

        B.  Financial Statements.............................................105

Item 7. Information as to Environmental Effects..............................106

New Century Energies, Inc. and Northern States Power Company hereby amend and restate in its entirety their Application-Declaration in File No. 70-9539, as previously amended, and file additional exhibits thereto.



Item 1.  Description of Proposed Transaction

A.   Introduction

     This Application-Declaration seeks approvals relating to the proposed combination (the "Merger") of New Century Energies, Inc., a Delaware corporation ("NCE"), and Northern States Power Company, a Minnesota corporation ("NSP"). Upon receipt of all necessary approvals, NCE will be merged with and into NSP, which will be renamed Xcel Energy Inc. ("Xcel"). Also as part of the Merger, NSP intends to transfer all of its existing electric and natural gas utility facilities and operations currently conducted directly by NSP at the parent company level to a newly formed, wholly-owned subsidiary (referred to herein as "New NSP"). Following the consummation of the Merger, Xcel will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or the "Act")./1

     The combination of NSP and NCE, two well-run, mid-sized, mid-continent energy companies, will result in a financially strong and competitive regional energy company. A key motivating factor for the proposed transaction is the shared vision by the senior managements of both NSP and NCE (the "Applicants") concerning the changes that are occurring in the utility industry and the actions needed to respond effectively to those changes. The Merger will produce substantial benefits to the public, consumers and investors and will meet all applicable standards of the Act. Among other things, the Applicants believe that the Merger offers significant strategic and financial benefits to each company and to their respective shareholders, as well as to their employees, customers and the communities in which they do business. These benefits include, among others:

          (i) increased scope, providing an infrastructure capable of supporting more efficient utility operations, non-utility business activities and corporate services;

          (ii) increased stability and competitiveness of rates resulting from fuel diversification and operating efficiencies, thus improving Applicants' ability to meet the challenges of the increasingly competitive environment in the utility industry;

          (iii integration of corporate and administrative functions and programs, including centralized management and coordination and operation of utility systems;

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1    Prior to completion  of the Merger,  NSP and NCE expect to file one or more additional applications-declarations under the Act with respect to ongoing activities (including financing activities) and other matters pertaining to Xcel after the Merger.
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          (iv)      savings from the  coordinated  dispatch and operation of the combined generating assets of the Applicants;

          (v) enhanced financial stability and strength through increased market capitalization and a stronger balance sheet, improving access to capital markets, and capability to support the growth objectives established for non-utility businesses, including NSP's largest non-utility subsidiary, NRG Energy;

          (vi) increased geographic diversity of service territories, reducing exposure to local changes in economic, competitive and climatic conditions, enabling Xcel to withstand risk and volatility better than either NSP or NCE on a stand-alone basis;

          (vii)     greater   purchasing  power  for  items  such  as  fuel  and
                    transportation services, and streamlining of inventories;

          (viii)    expanded   management   resources   and  ability  to  select
                    leadership from a larger and more diverse management pool;

          (ix) continued ability to play a strong role in the economic development efforts of the communities that the Applicants now serve; and

          (x) a strong global presence, with operations in the United Kingdom, Central Europe, Australia and South America.

In summary, Applicants believe the Merger will significantly improve their competitive positions and create an enhanced platform for growth for all segments of their businesses. Applicants estimate that efficiencies created by the Merger will generate cost savings of approximately $1.1 billion (net of costs to achieve) in the first ten years following the Merger. The expected Merger benefits are discussed in further detail in Item 3.C.2. below.

     The shareholders of NCE and NSP approved the Merger on June 28, 1999, with more than 83% of the votes cast by the shareholders of each corporation voting in favor of the Merger. Various aspects of the Merger and the transactions relating thereto have been submitted for review and approved by: (i) the Arizona Corporation Commission (the "Arizona Commission"), (ii) the Kansas Corporation Commission (the "Kansas Commission"), (iii) the Minnesota Public Utilities Commission (the "Minnesota Commission"), (iv) the New Mexico Public Regulation Commission (the "New Mexico Commission"), (v) the North Dakota Public Service Commission (the "North Dakota Commission"), (vi) the Public Utilities Commission of the State of Colorado (the "Colorado Commission"), (vii) the Public Utility Commission of Texas (the "Texas Commission"), (viii) the Wyoming Public Service Commission (the "Wyoming Commission"), (ix) the Federal Energy Regulatory Commission (the "FERC") and (x) the Nuclear Regulatory Commission (the "NRC"). Completion of the Merger is also subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which expired on March 1, 2000. Approval will also be necessary from the Federal Communications Commission (the "FCC") in connection with various licenses. In addition, NSP possesses various franchises, permits and licenses granted by local and state authorities that NSP may need to assign, renew or replace as a result of the Merger. The status of these approvals, including the approvals by FERC/2 and each state commission, is explained in detail in Item 4 below. Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Merger. In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, the Applicants request that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

B.   Overview of the Transaction

     NCE and NSP have entered into an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), which provides for a strategic business combination involving NCE and NSP in a "merger-of-equals" transaction. Pursuant to the Merger Agreement, NCE will merge with and into NSP. NSP, as the surviving corporation, will change its name to Xcel. Also, as part of the Merger, NSP is expected to transfer its existing utility operations that are being conducted directly by NSP at the parent company level to New NSP, which will be a wholly-owned subsidiary of Xcel./3 Upon completion of the Merger, Xcel will have the following public-utility subsidiary companies: Southwestern Public Service Company, a New Mexico corporation ("SPS"/)4; Public Service Company of Colorado, a Colorado corporation ("PSCo"); Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne"); Northern States Power Company, a Minnesota corporation ("New NSP"); and Northern States Power Company, a
Wisconsin corporation ("NSP-W"). Black Mountain Gas Company ("BMG"), which currently operates in Arizona as a division of NSP, is also to become a public-utility subsidiary of Xcel./5 New Century Services, Inc., the existing service company for the NCE system, will be the service company for the Xcel system under Section 13 of the Act, although it is expected to be renamed Xcel Energy Services Inc. In addition, Xcel will continue to own all of NSP's existing non-utility subsidiaries and will acquire all of the outstanding capital stock of the non-utility subsidiaries of NCE. See Exhibit E-12 for the resulting corporate structure of Xcel./6

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2    Northern States Power Company, 90 FERC P. 61,020 (2000) (herein,  the "FERC
     Merger Order").

3 The Merger Agreement provides that NSP shall not be obligated to undertake the above restructuring if it would cause a NSP Material Adverse Effect as defined in that document, and, if a NSP Material Adverse Effect would result, the parties must negotiate in good faith an alternative to the restructuring.

4 As noted below, SPS is required to restructure to comply with restructuring legislation enacted in Texas and New Mexico. However, it is expected that such restructuring will take place subsequent to the Commission's action on this application. Any necessary authorizations of the Commission to implement the SPS restructuring will be requested at the appropriate time in a separate application.

5 Presently pending before the Commission is NSP's application for approval to transfer the assets and operations of BMG to a subsidiary of NSP (File No. 70-09337). NSP's intent is to accomplish the transfer of such assets promptly upon receipt of the necessary regulatory approvals. If these approvals are obtained prior to consummation of the Merger, BMG will be Xcel's sixth public-utility subsidiary company.

6 In the event that a different corporate structure is adopted, Applicants will file a revised version of EXHIBIT E-12 by amendment. Moreover, to give the Xcel system maximum flexibility to reorganize its non-utility operations in the future and to eliminate unnecessary burden on the Commission, Applicants intend through a separate application to make a request for blanket authority to reorganize Xcel's non-utility subsidiaries and to establish new intermediate holding companies, similar to what the Commission has authorized for other registered systems. See Columbia Energy Group, Holding Co. Act Release No. 27099 (Nov. 5, 1999).

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     A copy of the Merger Agreement is incorporated by reference as Exhibit B-1.

C.   Description of the Parties to the Merger

     1.   NCE and its Subsidiaries

     NCE is a registered public utility holding company formed in 1997 pursuant to Commission order. New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (herein, the "1997 NCE Order"). NCE has three public-utility subsidiaries, PSCo, SPS and Cheyenne, which are referred to herein collectively as the "NCE Operating Companies." PSCo serves approximately
1.2 million electric customers and approximately 1.0 million gas customers in the state of Colorado. SPS serves approximately 385,000 electric customers in portions of the states of Texas, New Mexico, Oklahoma and Kansas. Cheyenne serves approximately 35,000 electric customers and 28,000 gas customers in and around Cheyenne, Wyoming. Maps of the electric and gas service areas of the NCE Operating Companies are filed as Exhibits E-4.1 and E-4.2.

     PSCo's transmission facilities are located in Colorado. PSCo is a member of the Western Systems Coordinating Council ("WSCC"), an interstate network of transmission facilities that are owned by public entities and investor-owned utilities. WSCC is the regional reliability coordinating organization for member electric power systems in the entire western electric grid (the "Western Interconnect") of the United States. PSCo is also a member of the Western Systems Power Pool ("WSPP"), an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among over 90 member utilities and marketers. The WSPP arrangement provides for short-term energy and capacity exchanges at market-based prices for most members and electronic bulletin board posting of available power and energy.

     PSCo's transmission system is directly interconnected with Western Area Power Administration ("WAPA") in the WSCC. PSCo is also directly interconnected with Basin Electric Power Cooperative, PacifiCorp, Platte River Power Authority and Tri-State Generation and Transmission Cooperative. Nearby PSCo are the two high voltage direct current ("HVDC") interconnections between the WSCC and the eastern electrical grid (the "Eastern Interconnect"): 100 MW at Stegal (owned by Tri-State) and 200 MW at Sidney (owned by WAPA). For 1999, PSCo's peak load was 4,951 MW at a time when its net capability was 5,259 MW, including 1,856 MW of long-term purchase contracts. PSCo's 2000 projected peak load is 5,114 MW, and its net capability, including 2,019 MW of long-term purchase contracts, is 5,704 MW.

     Cheyenne's transmission facilities are located in Wyoming. These facilities are very limited, consisting of two 115 kV transmission line segments that total
25.5 miles in length. The primary purpose of these transmission lines is to interconnect Cheyenne's distribution system with the WAPA transmission system to enable Cheyenne to purchase its power requirements from other parties to serve its retail load. At present, PacifiCorp is Cheyenne's full requirements supplier. Unlike PSCo and SPC, Cheyenne does not have any wholesale load. Like PSCo, Cheyenne is a member of the WSCC.

     SPS's transmission system is located in parts of Texas, New Mexico, Oklahoma and Kansas. SPS is a member of the Southwest Power Pool ("SPP"), the regional reliability council for member electric power systems in an area that encompasses portions of the South, the Southwest, and the Great Plains. SPS is also a member of WSPP.

     SPS's transmission system is interconnected with two SPP-member utilities, Public Service Company of Oklahoma (an operating company within the Central and South West system) and West Plains Energy-Kansas (a division of UtiliCorp United Inc.), which enables it to purchase or sell energy from power producers in the Eastern Interconnect. It is also interconnected with the WSCC via a 200 MW HVDC tie near Clovis, New Mexico (Public Service Company of New Mexico) and a 200 MW HVDC tie at Artesia, New Mexico (El Paso Electric Company and Texas-New Mexico Power Company), which allows SPS to purchase and sell energy from power producers in the Western Interconnect. For 1999, SPS's peak load was 3,946 MW at a time when its net capability was 4,647 MW, including 396 MW of long-term purchase contracts. SPS's 2000 projected peak load is 4,332 MW, and its net capability, including 670 MW of long-term purchase contracts, is 5,024 MW.

     In connection with their 1997 merger, PSCo and SPS stated their intent to construct a new tie line to interconnect their combined electric systems within five years after the consummation of that merger. Following a joint planning process that involved input from over fifty participants, the final project was selected in August 1998. In early January 1999, after further evaluation, PSCo and SPS announced plans for the phased approach for the implementation of this project and the construction of additional transmission facilities to alleviate transmission constraints, increase reliability and provide energy supply alternatives in SPS's present service territory in anticipation of competition. This expansion is expected to be completed in a phased approach and will require various regulatory approvals. The first phase will involve construction of a 230-mile, 345 kV line from Amarillo, Texas to Holcomb, Kansas (the "Amarillo-Holcomb line") and is expected to be completed in the third quarter of 2001./7 The second phase will consist of construction of a 100-mile, 345 kV line from Holcomb, Kansas to Lamar, Colorado and a HVDC facility that would interconnect the PSCo and SPS systems, as well as the WSCC and SPP regional transmission grids. This second phase is now scheduled for completion in 2004 and will establish the fifth HVDC interconnection between the Western Interconnect and Eastern Interconnect./8 While not directly related to the interconnection of the PSCo and SPS systems, the third phase of this project will involve construction of an approximately 275-mile, 345 kV line from Amarillo, Texas to Oklahoma City, Oklahoma. The completion of this line is not expected before 2004. Further information on the utility assets and operations of the NCE Operating Companies is included in Annex A.

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7    The phased  approach for the  tie-line  will enable PSCo to comply with the procedural requirements of the Colorado Commission. In a recent order, the Colorado Commission has made clear that PSCo must seek its approval to construct the portion of the tie-line to be located in Colorado in a
     certificate  of  public   convenience   and  necessity   proceeding.   PSCo
     anticipates filing the necessary CPCN application with the Colorado Commission by September 29, 2000. Applicants have included as Exhibit K to this Application a memorandum detailing the steps that NCE has taken towards fulfilling its interconnection obligations under the 1997 NCE Order, and the steps that NCE expects to take, including those necessary to meet Colorado regulatory requirements, to achieve an in service date for the second phase of the tie-line, thereby completing the tie-line project, by year-end 2004. In the 1997 NCE Order, the Commission noted that: "In the event that New Century Energies at any time determines not to construct the tie, or the tie is not substantially completed within five years of the date of consummation of the [PSCo/SPS] merger, New Century Energies will file a post-effective amendment concerning the measures it will take to ensure that the requirements of section 2(a)(29)(A) are satisfied." The Applicants believe that completion of first phase (the Amarillo Holcomb line) will result in substantial completion of the tie line. Nevertheless, NCE intends to file a post-effective amendment in File No. 70-8787 to update the record regarding the NCE System's plans to complete the tie-line project.

8 In April 1999, SPS submitted an application to the Kansas Commission requesting a siting permit in Kansas for construction of both the Amarillo-Holcomb line and the Holcomb-Lamar line. Kansas is the state where the longest portion of the two lines will be constructed. SPS has completed the detailed routing and environmental assessment of the proposed location of the lines. Public conferences have been held in Colorado, Kansas, Oklahoma and Texas to present information to affected landowners and receive their input. Hearings on the Kansas application were held in June 1999 and, on July 16, 1999, the Hearing Examiner in the proceeding recommended to the Kansas Commission that the location of the lines was reasonable. The Hearing Examiner recommended approval of the requested Siting Permit, KCC Docket No. 99-SWPE-764-MIS. The Kansas Commission recently affirmed the Hearing Examiner's order. In the Matter of the Application of Southwestern Public Service Company for a Siting Permit, Docket No. 99-SWPE-764-MIS (KCC July 19, 1999).

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     PSCo is subject to regulation as a public utility under the Colorado Public
Utilities Law as to retail electric and gas rates and other matters by the Colorado Commission. As a public utility under the laws of the states of Texas, New Mexico, Kansas and Oklahoma, SPS is regulated as to retail electric and certain other matters by the Texas Commission, New Mexico Commission, Kansas Commission and Oklahoma Commission, respectively. Cheyenne is subject to regulation in connection with its electric and gas retail sales and other matters by the Wyoming Commission. The NCE Operating Companies are also subject to regulation by FERC pursuant to the Federal Power Act, as amended, with respect to the classification of accounts, rates for any wholesale sales of electricity,/9 the interstate transmission of electric power and energy, interconnection agreements, the licensing of certain hydro-electric facilities, acquisitions and sales of certain utility properties, and various other matters. In addition, PSCo and Cheyenne are subject to regulation by FERC under the
Natural  Gas  Act  of  1935,   as  amended   ("NGA")   with  regard  to  certain
transportation or sale of natural gas for resale.

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9    As note above, Cheyenne currently makes no wholesale sales of electricity.

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     NCE, directly or indirectly,  owns all the outstanding  common stock of the following non-utility subsidiary companies: New Century Services, the NCE system service company under Section 13 of the Act; WestGas InterState, Inc. ("WGI"), a natural gas company subject to FERC jurisdiction under the NGA; and NC
Enterprises, Inc. ("NC Enterprises"), a holding company for NCE's foreign operations and most of its non-utility businesses. PSCo also holds various non-utility subsidiaries. These subsidiaries primarily operate in support of PSCo's operations. The non-utility operations of the NCE System have all been previously authorized under the 1935 Act or have been established by rule or pursuant to statutory exemption. A further description of the non-utility subsidiaries of NCE is set forth in Annex C.

     New Century Services has entered into a separate service agreement with NCE and each of the NCE Operating Companies (the "Utility Service Agreement"). A copy of the form of the Utility Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" is filed as Exhibit B-2. PSCo's service agreement has a section and attachment to reflect state merger commitments made at the time it sought Colorado Commission approval to merge with SPS. New NSP and NSP-W will also enter into the Service Agreement with New Century Services. New Century Services has also entered into separate service agreements (the "Non-Utility Service Agreements") with the non-utility subsidiary companies of NCE. New Century Services will similarly enter into one or more separate service agreements with the direct and indirect non-utility subsidiaries of NSP. A copy of the form of Non-Utility Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" is filed as Exhibit B-3./10

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10   While no changes have been made to the existing  Utility Service  Agreement or the existing Non-Utility Service Agreement of New Century Services, Applicants did make several changes as part of the merger integration
     process  to  the   appendix  to  Exhibit  B-2  and  Exhibit  B-3   entitled
     "Description of Services and Determination of Charges for Services."

----------

     The NCE Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE"). The authorized capital stock of NCE consists of 260,000,000 shares of NCE Common Stock and 20,000,000 shares of NCE preferred stock. As of the close of business on June 30, 2000, 116,755,134 shares of NCE Common Stock and no shares of NCE preferred stock were issued and outstanding.

     Pertinent financial information regarding NCE's utility operations for the year ended December 31, 1999 may be summarized as follows ($ in millions):

                      Electric Utility Revenues       Gas Utility Revenues
         SPS                  $926                              --
         PSCo                1,561                            $658
         Cheyenne               41                              19

The consolidated assets of NCE, as of December 31, 1999, were approximately $8.3 billion, representing $4.9 billion in net electric utility property, plant and equipment ($1.8 billion for SPS, $3.1 billion for PSCo and $47 million for Cheyenne); $903 million in net gas utility property, plant and equipment ($877 million for PSCo and $26 million for Cheyenne); $435 million in non-utility subsidiary property, plant and equipment; and $2.1 billion in other corporate assets.

     Pertinent financial information regarding NCE's utility operations for the twelve months ended June 30, 2000, may be summarized as follows ($ in millions):

                      Electric Utility Revenues       Gas Utility Revenues
         SPS                  $972                            ---
         PSCo                1,661                            $672
         Cheyenne               42                              19

The consolidated assets of NCE, as of June 30, 2000, were approximately $8.4 billion, representing $5.2 billion in net electric utility property, plant and equipment ($1.8 billion for SPS, $3.3 billion for PSCo and $49 million for Cheyenne); $1.0 billion in net gas utility property, plant and equipment ($1.0 billion for PSCo and $28 million for Cheyenne); $39 million in non-utility subsidiary property, plant and equipment; and $2.0 billion in other corporate assets.

     NCE and the NCE Operating Companies are all financially strong companies. The Moody long-term debt ratings of SPS and PSCo are A3 and Aa2, respectively. More detailed information concerning NCE and its subsidiaries is contained in
(i) NCE's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-26 and H-33, respectively; (ii) PSCo's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-29 and H-36, respectively; and (iii) SPS's Annual Report on Form 10-K for the year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-30 and H-31, respectively.

2.   NSP and its Subsidiaries

     NSP, which was incorporated in 1909, is a public-utility company and a holding company exempt from registration pursuant to Commission order under
Section 3(a)(2) of the Act. Northern States Power Company, Holding Co. Act Release No. 22334 (Dec. 23, 1981). NSP owns all of the outstanding common stock of NSP-W, a Wisconsin corporation, which is a public-utility company under the Act. Maps of the electric and gas service areas of NSP and NSP-W are filed as Exhibits E-3.1 and E-3.2.

     NSP is engaged primarily in the generation, transmission and distribution of electricity throughout a 30,000 square mile service area in Minnesota, North Dakota and South Dakota. NSP also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in approximately 118 communities in Minnesota, North Dakota, South Dakota and Arizona. Of the more than 2.5 million people served by NSP, the majority are in the Minneapolis-St. Paul metropolitan area. In 1999, more than 73% of the electric retail revenue of NSP was derived from sales in the Minneapolis-St. Paul metropolitan area, and more than 67% of its retail gas revenue was derived from sales in the St. Paul metropolitan area. NSP provides both electric and gas utility service in Minnesota, North Dakota and South Dakota but only gas utility service in Arizona. NSP provides retail electric utility service to approximately 1,240,000 customers and gas utility service to approximately 400,000 customers.

     NSP-W is engaged  in the  generation,  transmission,  and  distribution  of electricity to approximately 210,400 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,100 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas in the same service territory to approximately 78,000 customers in Wisconsin and 5,000 customers in Michigan. For the year ended December 31, 1999, NSP-W provided approximately 15% of NSP's consolidated revenues.

     The electric transmission system of NSP and NSP-W (the "NSP System") is located throughout the service territories that NSP and NSP-W serve in Minnesota, North Dakota, South Dakota, Michigan and Wisconsin. NSP and NSP-W are directly connected with each other through numerous transmission lines that they own, including one 345 kV transmission line, two 115 kV transmission lines and two 69 kV transmission lines.

     NSP and NSP-W are members of the Mid-Continent Area Power Pool ("MAPP"), the regional reliability council for numerous electric providers in portions of the Midwest. The NSP System is interconnected with 19 other utility systems, including utilities in MAPP (Basin Electric Power Cooperative, Great River Energy, Otter Tail Power Co., WAPA, Southern Minnesota Municipal Power Agency, Interstate Energy Co., IES Utilities, MidAmerican Energy Co., Minnesota Power Co., Dairyland Power Cooperative and Manitoba Hydro-Electric Board at the United States/Canada border) and utilities in Mid-America Interconnected Network ("MAIN") (Ameren, Wisconsin Public Service Corporation, Wisconsin Electric Power Company and Wisconsin Power and Light). NSP also participates in two 345 kV lines that give it limited purpose contractual interconnections with six additional utilities. The "East 345 Line" runs between Minneapolis-St. Paul and St. Louis and includes as participants operating companies of Alliant Energy, Inc. (IES Utilities Inc. and Interstate Energy Company), Ameren (Union Electric) as well as MidAmerican Energy Company and NSP. The "West 345 Line" runs between Minneapolis-St. Paul and Kansas City and includes as participants Kansas City Power and Light, Interstate Energy Company, MidAmerican Energy Company, Omaha Public Power District and St. Joseph Light and Power.

     The combined net generating capability (considering purchases and sales) of NSP and NSP-W is projected to be 8,411 MW in 2000, against a net demand of 7,171 MW./11 Given MAPP's minimum reliability reserve margin requirement of 15 percent, NSP has 164 MW of uncommitted capacity in 2000. In 1998 and in 1999, NSP was a net purchaser of power, and it anticipates being a significant purchaser in future years. In the past, NSP relied increasingly on the short-term energy market to meet increased customer demand for energy. On June 28, 1999, NSP filed a request for proposals ("RFP") with the Minnesota Commission. In this request, NSP identified a need for a long-term capacity and energy to meet the increased requirements of customers beginning in 2003. The RFP identifies the need to have from 200 to 1200 additional MW of generation resources in service for 2003 or earlier. The range is intended to provide an opportunity to look at a wide variety of potential future conditions. The RFP permits both acceleration or delay of the in-service date. Further information on the utility assets and operations of NSP and NSP-W is included in Annex B.

----------
11 The electric production and transmission costs of NSP and NSP-W are shared by them. The cost-sharing arrangement between the companies is referred to as the Interchange Agreement. It is a FERC-regulated agreement and has been accepted by the Wisconsin Commission and the Minnesota Commission for determination of costs recoverable by NSP-W and NSP in rate cases.

----------

     Retail sales rates, services and other aspects of NSP's retail operations are subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission, the South Dakota Commission and the Arizona Commission within their respective states. The Minnesota Commission also possesses regulatory authority over aspects of NSP's financial activities, including security issuances, property transfers when the asset value is in excess of $100,000, mergers with other utilities, and transactions between NSP and affiliates. In addition, the Minnesota Commission reviews and approves NSP's electric resource and gas supply capacity plans for meeting customers' future energy needs. NSP-W is subject to regulation of similar scope by the Wisconsin Commission and the Michigan Commission, except that the Michigan Commission does not regulate NSP-W's issuances of securities. In addition, a state commission generally must certify the need for new generating plants and transmission lines of designated capacities to be located within such state before they may be sited and built. Wholesale rates for electric energy sold in interstate commerce, the classification of accounts, the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions, acquisitions and sales of certain utility properties and certain other activities of NSP and NSP-W (including the licensing of certain hydro-electric facilities) are subject to the jurisdiction of FERC. The operation and construction of NSP's Prairie Island and Monticello nuclear facilities are subject to regulation by the NRC. In addition, NSP and NSP-W are subject to FERC jurisdiction under the NGA with regards to transportation or sale of natural gas for resale.

     NSP is also engaged, directly and through subsidiary companies, in non-utility businesses. NSP directly provides: (i) an appliance services program for its residential customers; (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems); (iii) sale of steam to industrial customers in NSP's service territory; (iv) installation and maintenance of street lighting for municipalities and other customers; (v) propane services; (vi) fuel oil services; and (vii) installation and maintenance of distributed generation on customer's facilities. In addition, NSP owns directly the interests of the following non-utility subsidiary companies: Viking Gas Transmission Company ("Viking"), an interstate natural gas pipeline subject to FERC jurisdiction under the NGA; NRG Energy, Inc. ("NRG"), a holding company for many of NSP's non-utility businesses, including significant investments in independent power projects and foreign operations; Energy Masters International, Inc. ("EMI"), an energy services company; Seren Innovations, Inc. ("Seren"), a company that provides cable, telephone and high-speed internet access system; Ultra Power Technologies, Inc. ("Ultra Power"), a company currently in the process of winding up its affairs and formerly in the business of marketing power cable testing technology; Eloigne Company ("Eloigne"), an investor in projects that qualify for low-income housing tax credits; NSP Financing I, a special purpose business trust; First Midwest Auto Park, Inc. ("FMAP"), an owner of a parking garage; United Power and Land Company ("UP&L"), a real estate investment company; Reddy Kilowatt Corporation ("Reddy Kilowatt"), the owner of certain intellectual property rights; Natrogas, Inc., a provider of propane services; Nuclear Management Company ("NMC"), a limited liability company that will provide services to the nuclear operations of its members; and NSP Nuclear Corporation, a subsidiary formed to hold NSP's interest in NMC. NSP owns 100% of all of the foregoing businesses, except that NSP owns 25% of the membership interests in NMC and, as a result of the issuance of equity by NRG, currently has an 82% interest in NRG. A further description of the non-utility subsidiaries of NSP is set forth on Annex D hereto.

     NSP-W owns directly all of the outstanding common stock of Clearwater Investments, Inc. ("Clearwater"), an investor in housing projects that qualify for low-income housing tax credits, and NSP Lands, Inc. ("NSP Lands"), a real estate investment company. NSP-W also owns 75.86% of Chippewa and Flambeau Improvement Company ("C&F"), a company that builds and operates dams and reservoirs for hydro-electric plants. A further description of the non-utility subsidiaries of NSP-W is also set forth on Annex D hereto.

     NSP Common Stock is listed on the NYSE and the Chicago and Pacific Stock Exchanges. As of the close of business on June 30, 2000, there were 157,286,793 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock issued and outstanding. NSP-W does not have any preferred stock outstanding, and all of its common stock is owned by NSP. Copies of the Articles of Incorporation of NSP and NSP-W are incorporated by reference as Exhibit A-1 and Exhibit A-2.

     Pertinent financial information regarding NSP's utility revenues for the year ended December 31, 1999, may be summarized as follows (before intercompany eliminations)/12:

                                 ($ in millions)
                                  Electric          Gas

             NSP                  $2,267           $372
             NSP-W                $  337           $ 82

Consolidated assets of NSP and its subsidiaries as of December 31, 1999 were approximately $9.8 billion, consisting of $3.6 billion in net electric utility property, plant and equipment ($2.9 billion for NSP and $637 million for NSP-W); $476 million in net gas utility property, plant and equipment ($411 million for NSP and $65 million for NSP-W); $3.9 billion in non-utility subsidiary assets; and $1.7 billion in other corporate assets.

     Pertinent financial information regarding NSP's utility revenues for the twelve months ended June 30, 2000, may be summarized as follows (before intercompany eliminations)/13:

                                 ($ in millions)

                                  Electric          Gas

             NSP                  $2,293           $411
             NSP-W                 $ 343           $ 90


----------
12 In this table, Electric Utility revenues are the revenues derived by NSP and NSP-W from each company's operations as an "electric utility company" as defined in Section 2(a)(3) under the Act, and Gas Utility revenues are the revenues derived by NSP and NSP-W from each company's operations as a "gas utility company" under Section 2(a)(4) of the Act. These amounts do not conform to NSP's consolidated financial statements, as the consolidated financial statements reflect eliminations of intercompany revenues among NSP and its consolidated subsidiaries, and NSP reports, in its consolidated financial statements: (i) the revenues of its wholly-owned regulated natural gas interstate pipeline (Viking) as part of Gas Utility revenues,
     (ii) the revenues of its other consolidated subsidiaries as part of "Other Income (Deductions)," and (iii) the results of the operations of its non-consolidated subsidiaries under "Equity in Earnings of Unconsolidated Affiliates."

13   Id.

----------

Consolidated assets of NSP and its subsidiaries as of June 30, 2000 were approximately $11.9 billion, consisting of $3.6 billion in net electric utility property, plant and equipment ($2.9 billion for NSP and $611 million for NSP-W); $484 million in net gas utility property, plant and equipment ($418 million for NSP and $66 million for NSP-W); $6.0 billion in non-utility subsidiary assets; and $1.8 billion in other corporate assets.

     Like NCE, NSP is a financially strong company. The Moody long-term credit ratings of NSP and NSP-W are both Aa3. More detailed information concerning NSP and its subsidiaries is contained in (i) NSP's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-25 and H-32, respectively; (ii) NSP-W's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-27 and H-34, respectively; and (iii) NRG's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which are incorporated by reference as Exhibits H-28 and H-35, respectively.

D.   Description of the Merger

     The Merger Agreement provides for the merger of NCE with and into NSP pursuant to which: (a) each share of NCE Common Stock issued and outstanding immediately prior to the effective time of the Merger, together with any NCE Rights,/14 shall be converted into the right to receive 1.55 shares (the "Conversion Ratio") of duly authorized, validly issued, fully paid and nonassessable NSP Common Stock; (b) each issued and outstanding share of NSP Common Stock and each share of preferred stock of NSP issued and outstanding immediately prior to the effective time of the Merger shall remain outstanding; and (c) each share of NCE Common Stock, together with any NCE Rights, that is owned by NSP or any of its subsidiaries or held in the treasury of NCE will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. As noted previously, NSP will change its name to Xcel at or prior to the Merger. Based upon the capitalization of NCE and NSP on March 24, 1999 (the date the Merger Agreement was signed) and the Conversion Ratio, NCE shareholders would own 54 percent and NSP shareholders would own 46 percent of the common equity of Xcel if the Merger had been consummated as of such date.

----------
14 Each NCE Right entitles the registered holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock. The NCE Rights were distributed as a dividend on each outstanding share of NCE Common Stock as part of NCE's shareholder rights plan which was approved by the Commission in New Century Energies, Holding Co. Act Release No. 26751 (Aug. 1, 1997).

----------

     Except as set forth below, if any holder of NCE Common Stock would be entitled to receive a number of shares of NSP Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment determined by multiplying the fractional share interest by the average of the last reported sales price, regular way, per share of NSP Common Stock on the NYSE Composite Tape for the ten business days prior to and including the last business day on which NSP Common Stock was traded on the NYSE, without any interest thereon. Fractional shares of NCE Common Stock held in accounts under the dividend reinvestment plans and employee benefit plans of NCE will be converted into the applicable number of shares (or fractional shares) of NSP Common Stock under corresponding plans of NSP, in accordance with the Conversion Ratio.

     The Merger is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of NCE and NSP and all necessary governmental approvals, including the approval of the Commission.

     The  Merger is  designed  to qualify  as a  tax-free  reorganization  under
Section 368(a) of the Internal Revenue Code of 1986, as amended. NSP and NCE believe the Merger will be treated as a "pooling of interests" for accounting purposes and, as a condition under the Merger Agreement to the closing of the Merger, each of NSP and NCE must receive a letter of its independent accountants stating in substance that it is appropriate to account for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board.

     The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate Mergers.

     The Merger Agreement provides that, after the effectiveness of the Merger, Xcel's principal corporate office will be located in Minneapolis, Minnesota. Xcel will also maintain significant operating offices in Denver, Colorado;
Amarillo, Texas; and Eau Claire, Wisconsin. Xcel's board of directors (classified into three classes) will consist of an even number of up to 14 persons, half of whom will be designated by NSP and half of whom will be designated by NCE. Mr. James J. Howard, the current Chairman, Chief Executive Officer and President of NSP, will be entitled to serve as Chairman of the Board of Xcel until the first anniversary of the effectiveness of the Merger of NCE and NSP. Mr. Wayne H. Brunetti, the Chairman, Chief Executive Officer and President of NCE, will be entitled to serve as President and Chief Executive Officer of Xcel upon the effectiveness of the Merger, and thereafter will assume the position of Chairman when Mr. Howard ceases to be Chairman. The balance of the Xcel executive management is expected to consist of current executives of NCE and NSP as follows: Paul Bonavia (currently NCE General Counsel and President - International Business), Head of Energy Markets; Dick Kelly (currently NCE Executive Vice President and Chief Financial Officer), Head of Corporate Development and Strategy/Unregulated Subsidiaries; Gary Johnson
(currently NSP Senior Vice President and General Counsel), General Counsel; Cyndi Lesher (currently NSP President - Gas Utility Operations), Chief Administrative Officer; James McIntyre (currently NSP Senior Vice President and Chief Financial Officer), Chief Financial Officer; Toni Petillo (currently NCE President - Retail Services), Head of Retail Operations; Larry Taylor (currently NSP President - Delivery Services), Head of Energy Delivery; and David Wilks (currently SPS President and Head of the Delivery Business Unit), Head of Energy Supply.

E.   Operations of the Combined Company

     As explained more fully in Item 3.C.1(b), the gas operations of Xcel will constitute a single, integrated gas-utility system, and the electric operations (with the exception of Cheyenne, which the Commission has already found to be a permissible additional system) will similarly form a single, integrated electric-utility system. There will be significant savings and synergies as a result of these integrated operations. As noted previously and as described in
Item 3.C.2 below, the benefits are estimated to exceed $1.1 billion over the next ten years.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of Xcel under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the Joint Registration Statement
on Form S-4........................................................$1,145,707.50
Accountants' fees........................................................243,000
Legal fees and expenses relating to the Act...........................11,001,048
Shareholder communication and proxy solicitation.......................2,308,194
NYSE listing fee.........................................................517,500
Exchanging, printing, and engraving of stock certificates................438,000
Investment bankers' fees and expenses
SG Barr Devlin........................................................12,686,000
The Blackstone Group..................................................14,791,721
Consulting fees related to the Merger..................................6,213,597
Miscellaneous..........................................................2,664,375

TOTAL................................................................$52,009,142
                                                             ===================

Item 3.  Applicable Statutory Provisions


     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Merger:


Section of the Act  Transactions to which section or rule may be applicable:
------------------  --------------------------------------------------------

4, 5                Registration  of  Xcel  as  a  holding   company   following
                    consummation of the Merger.

6(a), 7 Issuance of Xcel Common Stock in the Transaction in exchange for shares of NCE Common Stock; formation and capitalization of New NSP.

9(a)(1), 10         Acquisition by Xcel of stock of New Century  Services and of non-utility subsidiaries of NCE.

9(a)(2), 10(a),     Acquisition by Xcel of common stock of NCE and NCE
(b), (c) and (f)    Operating Companies; acquisition by Xcel of common
                    stock of New NSP.

8, 9(c)(3),         Retention  by Xcel of the retail gas utility  operations  of
11(b), 21           NSP, NSP-W, PSCo and Cheyenne; retention of other businesses of NSP and NCE and their direct and indirect subsidiaries.

12(d)               Sale  by  NCE of  securities  of  NCE  Operating  Companies.

13 Approval of the services to be provided by New Century Services to New NSP, NSP-W, BMG and Xcel in accordance with the Utility Service Agreement; approval of services to be provided thereunder by New Century Services to the direct and indirect non-utility subsidiaries of NSP in accordance with the Non-Utility Service Agreement; approval of the performance of certain services between Xcel system companies; and exemption from at-cost standards with respect to certain services between Xcel system companies.

44                  Sale by NCE of securities of NCE Operating Companies.

80-92               Affiliate transactions, generally.

88 Expansion of the activities of New Century Services to the Xcel System.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Merger, such sections and rules should be considered to be set forth in this Item 3.

A.   Merger Analysis -- Overview

     1.   Introduction

     The Commission must find that Section 10 of the Act is satisfied to approve the Merger. The Section 10 analysis is presented in detail below. The highlight of the analysis is whether the Merger will tend toward the economical and the efficient development of an integrated public utility system. Applicants believe that it will.

     The future of the electric utility industry will be much different from its past. The utility market model, with generation functionally unbundled from transmission and distribution, is supplanting the vertically integrated monopoly model. Applicants recognize these changes and believe that the Merger forms an integrated public utility system positioned for competition in the utility industry of the future. FERC's Order No. 888 and its recent Order No. 2000, described below, will further the development of the market model by making transmission access available on a regional basis at non-pancaked rates, thereby promoting the growth of larger and more competitive regional wholesale power markets. More buyers and sellers participate in broader bulk power markets, and this increased competition will tend to produce lower prices for the benefit of consumers. As these markets expand, opportunities also expand for integration between what were previously viewed as distant utilities. For example, the NSP companies and SPS are presently located to the north and south, respectively, of the Midwest Independent System Operator, Inc. ("MISO"), a FERC-approved independent system operator. Pursuant to FERC directives as part of the Merger, they will join MISO, increasing its regional market size and competition within bulk power markets. Moreover, PSCo and SPS continue to work toward the completion of a physical interconnection to link their systems, and PSCo, consistent with FERC policy, is working with its neighbors to establish an ISO in the Rocky Mountain/High Plains region, which would neighbor MISO.

     The 1935 Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . ."/15 In contrast, the Xcel system is an example of growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of both FERC and with state regulatory initiatives. For these reasons, the Merger should be authorized by this Commission.

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15   Section 1(b)(4).

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     Section by Section Analysis

     2.   Section 9(a)(2)

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company." As a result of the proposed Merger, Xcel will acquire all of the outstanding voting securities of the NCE Operating Companies. Also in connection with the Merger, Xcel will acquire all of the outstanding securities of New NSP. The Merger therefore requires prior Commission approval under the standards of Section 10./16 In this regard, the relevant standards are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

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16   Similarly,  to the  extent  that  NCE  could  be  deemed  to  sell  utility securities or assets, it would require approval under Section 12.

----------

     As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     o    the consideration to be paid in the Merger is fair and reasonable;

     o the Merger will not create detrimental interlocking relations or concentration of control;

     o the Merger will not result in an unduly complicated capital structure for the Xcel system;

     o the Merger is in the public interest and the interests of investors and consumers;

     o the Merger is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act;

     o the Merger tends toward the economical and efficient development of both integrated electric and gas systems; and

     o    the Merger will comply with all applicable state laws.

Furthermore, the Merger also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Staff") in its report issued in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"), in particular the Staff's overall recommendation that the Commission act administratively to modernize and simplify holding company regulation and minimize regulatory overlap, while protecting the interests of consumers and investors.

B.   Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

     1.   Section 10(b)(1)

     The standards of Section 10(b)(1) are satisfied because the proposed Merger will not "tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. The Merger Agreement provides for the Board of Directors of Xcel to consist of up to 14 members, one-half designated by NSP and one-half designated by NCE./17 In addition, a variety of contractual arrangements among the companies in the Xcel system will be established, including the following:

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17   The Applicants acknowledge the requirements of Section 17(c) of the Act and
     Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers and undertake that, upon completion of the Merger, they will be in compliance with the applicable provisions thereof.

----------

     o New NSP and NSP-W will each enter into the Utility Service Agreement with New Century Services. Likewise, NSP's direct and indirect non-utility subsidiaries will enter into the Non-Utility Service Agreement with New Century Services. Through the consolidation of functions into New Century Services, the Xcel system will achieve substantial economies and efficiencies. By entering into these service agreements, NSP and its direct and indirect subsidiaries will receive services from New Century Services and effectively avail themselves of these economies and efficiencies, just as the NCE system companies presently do.

     o New NSP and NSP-W may enter into service agreements with Utility Engineering, Inc. ("UE") to obtain engineering and construction services. UE was authorized to provide the NCE Operating Companies such services in the 1997 NCE Order. These arrangements should enable New NSP and NSP-W to achieve further efficiencies, just as the NCE Operating Companies have.

     o    New  NSP,  NSP-W,  PSCo  and SPS  will  enter  into a Joint  Operating
          Agreement (the "Joint Operating Agreement"), which provides for coordinated operation and dispatch of their electric generation plants, joint planning and coordinated production-related activities including inter-system sales of electric capacity and energy. This agreement, which has been approved by FERC conditioned only on Merger closing, is discussed further below.

     o New NSP, NSP-W, PSCo, SPS and Cheyenne will enter into a joint open-access transmission tariff (the "Xcel Tariff") pursuant to which they will offer transmission services over their individual systems and over the combined Xcel system. This tariff has been approved by FERC conditioned only on Merger closing.

These arrangements, which work to integrate NSP and NCE into the Xcel system, will be in the public interest and the interest of investors and consumers. Forging such relationships is beneficial to the protected interests under the Act and, thus, is not prohibited by Section 10(b)(1). Moreover, because substantial benefits will accrue to the public, investors and consumers from the combination of NCE and NSP, whatever interlocking relationships may arise from the combination are not detrimental.

     In applying Section 10(b)(1) to utility acquisitions, the Commission must further determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968). The NSP-NCE strategic alliance will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) ("AEP"). As explained in the Joint Proxy Statement and Prospectus of NSP and NCE (the "Joint Proxy Statement") (a copy of which is included as Exhibit C-2), the primary objective of the Merger is to position the companies to participate in the growing and increasingly competitive energy markets. Specifically, the Merger will combine the strengths of the two companies, thus enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than could either company acting alone, and at the same time create a larger and more diverse asset and customer base, with enhanced opportunities for operating efficiencies and risk diversification. Xcel will be a mid-size registered holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue market power or control to Xcel in the region in which it will provide service.

     While the combination of NCE and NSP will result in a larger utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology, on the one hand, and gas transportation technology on the other. If approved, the Xcel system will serve approximately 3.0 million electric customers and 1.5 million gas customers in twelve states. As of December 31, 1999 and June 30, 2000, the combined consolidated assets of the Applicants totaled approximately $18.0 billion and $20.2 billion, respectively, and, for the twelve months ended December 31, 1999 and June 30, 2000, combined operating revenues totaled approximately $6.9 billion and $7.8 billion, respectively. As of December 31, 1999, the combined owned summer generating capacity of the regulated utility operations of NSP, NSP-W, PSCo and SPS totaled approximately 15,170 MW.

     The following  table shows the Xcel  system's  relative size as compared to
other   registered   systems  in  terms  of  assets,   operating   revenues  and
customers/18:

              Total Assets         Operating Revenues        Electric Customers
  System      ($ Millions)            ($ Millions)              (Thousands)
  ------      ------------            ------------              -----------
Southern         $38,396                $11,585                     3,871
AEP               21,488                  6,315                     3,017
Entergy           22,985                  8,773                     2,522
CSW               14,162                  5,537                     1,763
GPU               21,718                  4,757                     2,063
Xcel              20,228                  7,792                     3,000


     Based on publicly available similar information/19 as of December 31, 1998, NCE ranked as the 25th largest system in terms of electric operating revenues, the 30th largest system in terms of total assets and the 22nd largest system in terms of U.S. electric customers. NSP meanwhile ranked as the 27th, 31st and 21st such largest systems. The Xcel combined system would have ranked as the 10th largest system in terms of electric operating revenues, the 13th largest system in terms of total assets and the 8th largest system in terms of U.S. electric customers, and would account for less than 3.5% of the total share of all investor owned utilities. Thus, the data clearly shows that there will be a number of larger utility systems, including several combinations that have recently been approved by the Commission.

-----------
18 Source: Form 10-K for the year ended December 31, 1999 for each company listed.

19 Source: Based on study prepared by Navigant Consulting, Inc. (see Exhibits L-1 through L-3).

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     Moreover,  the Commission has approved a number of  acquisitions  involving larger and similarly-sized operating utilities. See, e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000) (herein the "AEP/CSW Order") (acquisition of Central and South West Corporation; combined assets at anticipated time of closing in excess of $35 billion); Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $22 billion); TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $24.0 billion); Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997) (combination of Houston Industries Incorporated and NorAm Energy Corp., combined assets at time of acquisition of $16.0 billion); Northeast Utilities, supra (acquisition of Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); AEP, supra (acquisition of Columbus and Southern Ohio Electric; combined assets at time of acquisition of close to $9 billion). Furthermore, at a time of consolidation in the industry, the combined assets of Xcel will be less than the combined assets of certain existing registered holding companies:
AEP ($19.4 billion at December 31, 1998), Southern Company ($36.2 billion at December 31, 1998), Entergy Corporation ($22.8 billion at December 31, 1998) and GPU, Inc. ($16.3 billion at December 31, 1998).

     The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See, e.g., AEP, supra. The Commission in AEP noted that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations...[and] [t]hey wished to preserve these opportunities." Id. By virtue of the Merger, Xcel will be in a position to realize precisely these types of benefits. Among other things, the Merger is expected to yield labor cost savings, corporate and administrative and purchasing savings, cost of fuel and purchased gas savings. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.C.2., below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." NCE and NSP have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market, and the applicable waiting period under the HSR Act expired on March 1, 2000.

     The competitive impact of the Merger was also extensively considered by FERC in unconditionally approving the Merger. In proceedings under Section 203 of the Federal Power Act involving utility mergers, FERC, under well-established policy, must evaluate the competitive effects of a proposed merger before deciding whether to approve the merger as "consistent with the public interest," the applicable standard of review./20 Accordingly, as part of their merger application to FERC, Applicants submitted the testimony of Dr. Heironymus and Dr. Gilbert submitted in support of the FERC application (filed as Exhibits D-1.1 and D-1.2 hereto), Dr. Heironymus analyzed the horizontal effects of the Merger (i.e., those that result from combining the companies generating resources) and Dr. Gilbert analyzed the vertical effects (i.e., those that result from consolidating the companies' gas delivery and generation facilities). Based on those analyses, Applicants believe that there is no adverse impact on competition resulting from the consolidation of the pre-merger market shares of Applicants. While Applicants have acknowledged that their post-merger integration plans will affect their post-merger market shares, they explained to FERC that these occur as a result of joining an RTO and through exercise of rights under FERC Order No. 888 and that they do not reflect any overall anti-competitive effects of the Merger./21

----------
20 16 U.S.C. ss.824b(a). The factors that FERC focuses on in making this public interest determination are set out in its Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997).

21 While Applicants have committed to certain market mitigation in the NSP destination market, this was done to allay any potential concerns about the impact of the Merger on competition.

----------

     The FERC Merger Order effectively validated Applicants' conclusion regarding the lack of competitive impacts. After considering various intervenor comments and protests, and performing its own extensive analysis of competitive effects, FERC concluded that the Merger was unlikely to have an adverse effect on competition (both horizontal and vertical analysis) and that there were no issues regarding the Merger that warranted a hearing. FERC thus summarily approved the Merger.

     The analysis on which FERC based this conclusion relied heavily on the commitment of NSP and SPS to join MISO. "We find the Applicants' commitment to join the MISO alleviates any concern regarding the merger's impact on competition and is sufficient to support our approval of the merger. Our approval of the merger is based on Applicants' participation in the MISO."/22 FERC also concluded that it believed that the Merger did not raise vertical competitive issues./23 The Commission has found, and the courts have agreed, that it may appropriately rely upon FERC with respect to such findings. See City of Holyoke v. SEC, supra at 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989). For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

----------
22   FERC Merger Order, slip op. at 23 (emphasis added).

23   Id. at 21.

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     2.  Section 10(b)(2)

     Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

     First, the Merger is a pure stock-for-stock exchange that is to qualify for treatment as a pooling of interests./24 The Merger will therefore involve no "acquisition adjustment" or other write-up of the assets of NCE or NSP.

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24   Twelve  specific  conditions  must be met to  qualify  for  treatment  as a pooling of interests. The Merger should meet those criteria as follows: (1) Both NSP and NCE were autonomous and were not a subsidiary or division of another corporation within two years before the plan of combination was initiated; (2) at the date of the merger initiation and at the date of consummation NSP and NCE are independent of each other; (3) NSP and NCE will undertake a course of action which will attempt to complete the Merger within one year in accordance with a specific plan, or completed in a single transaction. Litigation or proceedings of a governmental authority that delay the completion of a plan are excepted from the one-year rule, provided they are beyond the control of the combining companies; (4) at the consummation date of the plan, NSP will offer and issue its majority class of stock (voting rights) for no less than 90% of the voting common stock interests of NCE. The 90% or more of the voting common stock interests being acquired is determined at the date the plan is consummated; (5) no changes in the equity interests of the voting common stock of NSP or NCE were to be made in contemplation of a pooling of interests ("this restriction is for a period beginning two years prior to the initiation date of the plan of combination and for the period between the initiation date and the consummation date); (6) NSP and NCE will not reacquire any of its voting common stock in substance or form to effect a business combination ("any reacquisition must be a normal amount as evidenced by both companies' patterns of reacquisition prior to the merger"; (7) each NSP and NCE common stockholder will receive a voting common stock interest exactly in proportion to his or her voting common stock interest prior to the combination; (8) the NSP and NCE common shareholders will receive the rights they are entitled to and will not be deprived or restricted in any way from exercising those rights; (9) the entire merger agreement will not be effected on the date of consummation; (10) subsequent to consummation of the merger, NSP will not agree to reacquire or retire any of the stock which was issued to effect the Merger; (11) NSP will not enter into any agreements to the benefit of the former shareholders of NSP or NCE, such as loan guarantees; and (12) NSP will not plan to dispose of substantial amounts of assets of NSP or NCE within two years of the date of the combination other than routine transactions in the ordinary course of business or to eliminate excess capacity.

----------

     Second, as explained on pages 41 and 47 of the Joint Proxy Statement (EXHIBIT C-2 hereto), the historical price data, high and low, for NSP and NCE Common Stock provide support for the consideration of 1.55 shares of NSP Common Stock for each share of NCE Common Stock.

     Third, the Conversion Ratio is the product of extensive and vigorous arm's-length negotiations between NCE and NSP. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. This process is described in "Background of the Merger" at pages 30 to 35 of the Joint Proxy Statement. As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     Fourth, nationally-recognized investment bankers for NCE and NSP have reviewed extensive information concerning the companies, analyzed the Conversion Ratio employing a variety of valuation methodologies and opined that the Conversion Ratio is fair to the respective holders of NCE Common Stock and NSP Common Stock as of the date of the Merger Agreement and as of the date the Joint Proxy Statement was mailed to stockholders of NSP and NCE. The investment bankers' analyses and opinions are described in detail on pages 40 to 53 of the Joint Proxy Statement. The assistance of independent consultants in setting considerations has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Company, supra.

     Finally, the Merger was submitted to, and approved by, the affected public shareholders, i.e., the common shareholders of NCE and the common and preferred shareholders of NSP. Holders of approximately 93% of NCE's common stock represented at the meeting approved the Merger, and holders of approximately 83% of NSP's common and preferred stock represented at the meeting approved the Merger.

     A further consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Merger. NCE and NSP believe that these items are reasonable and fair in light of the size and complexity of the Merger relative to other utility mergers and acquisitions, and the anticipated benefits of the Merger to the public, investors and consumers are consistent with recent precedent and meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application-Declaration, NSP and NCE together expect to incur a combined total of approximately $43.7 million in fees, commissions and expenses in connection with the Merger, including the financial advisory fees to SG Barr Devlin and The Blackstone Group. By contrast, the total transaction fees and regulatory processing fees in the AEP/CSW Order were approximately $73 million. The Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire; and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. CINergy, Holding Co. Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992); and Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993).

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their respective companies and the benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, supra (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition). Based on a $20.1875 price per share of NSP Common Stock, which was the closing price per share as reported on the NYSE-Composite Transaction of NSP Common Stock June 30, 2000, the Merger would be valued at approximately $3.7 billion. The total estimated fees and expenses of $52 million represent approximately 1.4% of the value of the consideration to be paid, and are consistent with (or lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., supra (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, supra (fees and expenses represented approximately 2% of the value of the assets to be acquired); AEP/CSW Order (fees and expenses represented approximately 1.1% of the value of the consideration paid by AEP).

     3.  Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Merger will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Xcel system.

     The capital structure of Xcel will be substantially similar to capital structures approved by the Commission in other orders. See, e.g., Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997); CINergy Corp; Holding Co. Act Release No. 26934 (Nov. 2, 1998); and Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986). Xcel's capital structure will also be similar to the capital structures of existing registered holding company systems. See, e.g., Ameren, supra; the 1997 NCE Order, supra; and American Electric Power, Holding Co. Act Release No. 21433 (Feb. 13, 1980). The shareholders of NCE will receive Xcel (i.e., NSP) Common Stock. Xcel will own 100% of the common stock of NSP-W, New NSP, BMG, SPS, PSCo and Cheyenne, and there will be no minority common stock interest in any of those companies. Each outstanding share of NSP preferred stock will remain outstanding without change as preferred stock of Xcel. The Commission has found previously that the existence of preferred stock under facts similar to those of the present case does not violate the standards of the Act. Illinois Power Company, Holding Co. Act Release No. 16574 (Jan. 2, 1970) (finding that "adequate safeguards were afforded by the dividend and liquidation preferences and other protective provisions that are applicable to such stock). See also, New Century Energies, Inc., Holding Co. Act Release No. 26751(Aug. 1, 1997) and The Columbia Gas System, Inc., Holding Co. Act Release No. 26361 (Aug. 25, 1995) (each authorizing preferred stock in a registered holding company).

     The existing debt securities of NSP, NSP-W, SPS, PSCo and Cheyenne will likewise remain outstanding without change, except that, with the merger of NCE into NSP, the debt of NCE will become the debt of Xcel, and the existing debt of NSP will be transferred to New NSP. The only voting securities of Xcel that will be publicly held after the Merger will be NSP's existing Preferred Stock (which, as noted above, will become Preferred Stock of Xcel) and Xcel Common Stock. The outstanding NSP (i.e., Xcel) preferred stock will consist of 1.05 million shares, consisting of 6 series. Each share of such preferred stock is entitled to one vote per share on all matters presented to stockholders with the exception of $3.60 series consisting of 275,000 shares, which is entitled to three votes per share./25

----------
25 This Application only requests authorization to retain such preferred stock. Any proposed issuance of additional preferred stock will be addressed in a separate application.

----------

     Xcel will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which may be set by Xcel's Board of Directors. See, e.g., Columbia Gas System, Inc., Holding Co. Act Release No. 26361 (Aug. 25, 1995) (approving restated charter, including preferred the terms of which, including voting rights, can be established by the board of directors). The only outstanding class of voting securities of Xcel's direct non-utility subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Xcel (other than as noted above for C&F, which is 75.86% owned; NMC, which is 25% owned; and NRG, which is 82% owned.)

     Set forth below are summaries of the capital structures of NSP and NCE as of December 31, 1999, and the pro forma consolidated capital structure of Xcel (assuming the Merger occurred on June 30, 2000):


                    NSP and NCE Historical Capital Structures
                              (dollars in millions)

                                  NSP                         NCE

Common stock equity     $2,557          39.5         $2,733            44.2%
Preferred stock            305           4.1            294             4.8
Long-term debt           4,453          46.6          2,374            38.5
Short-term debt*         1,094          14.8            770            12.5
                         -----         -----          -----           -----
Total                   $7,409         100.0%        $6,171           100.0%
---------------
*   Includes current portion of long-term debt.

                  Xcel Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity             $5,245            38.8%
Preferred stock                    599             4.4
Long-term debt                   5,827            43.0
Short-term debt*                 1,864            13.8
                               -------          ------
Total                          $13,535           100.0%
---------------
*   Includes current portion of long-term debt.


     Set forth below are summaries of the capital structures of NSP and NCE as of June 30, 2000, and the pro forma consolidated capital structure of Xcel (assuming the Merger occurred on June 30, 2000).

                        NSP and NCE Historical Structures
                              (dollars in millions)

                                  NSP                          NCE

Common stock equity      $2,761        30.6%         $2,790            44.3%
Preferred stock             305         3.4             294             4.7
Long-term debt            4,839        53.7           2,249            35.7
Short-term debt*          1,113        12.3             968            15.3
                        --------     ------       ---------          ------
Total                    $9,018       100.0%        $6,301            100.0%
---------------
*   Includes current portion of long-term debt.

                  Xcel Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity*              $  5,485                36.0%
Preferred stock                        599                 3.9
Long-term debt                       7,088                46.5
Short-term debt**                    2,081                13.6
                                     -----              ------
Total                              $15,253               100.0%

---------------
* A pro forma adjustment of $66 million has been made to the common stock equity listed to reflect deferred Merger costs assumed to be written off.

**   Includes current portion of long-term debt.

Xcel's pro forma consolidated common equity to total capitalization ratio of 38.8% as of December 31, 1999, and 36.0% as of June 30, 2000, exceeds the "traditionally acceptable 30% level."/26 Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990). Accordingly, the proposed Merger will not unduly complicate the capital structure of the resulting holding company.

----------
26 Under section 7(d)(1) of the Act, the Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain a 65/30 debt/common equity ratio, the balance generally being preferred equity. Such debt/equity capitalization requirement was included in rule 52, as originally adopted, as applied to securities issued by public-utility subsidiaries, but was eliminated in 1992.

----------

     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Xcel system. The combination of NSP and NCE is entirely consistent with the proper functioning of a registered holding company system. NSP's and NCE's utility operations will be fully integrated. Further, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies, and the integration of NSP and NCE will improve the efficiency of their respective systems. The integration of NSP and NCE is described below in Item 3.C.1.(b) and the benefits and savings are described in Item 3.C.2.

     Finally, as indicated previously, consummation of the Merger is conditional upon receipt of numerous state and federal regulatory approvals. These regulatory approvals will assure that the interests of retail customers and wholesale customers are adequately protected. FERC's recent approval further assures that there will be no significant effect to competition resulting from the Merger. Moreover, as noted by the Commission in approving Entergy's acquisition of Gulf States Utilities, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993). Xcel, New NSP, NSP-W, PSCo, SPS and NRG will be reporting companies subject to the continuous disclosure requirements of the 1934 Act following the completion of the Merger. The various reports previously filed by NSP and NCE under the 1934 Act contain readily available information concerning the Merger. For these reasons, the Applicants believe that the Merger will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

C.   Section 10(c)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     1.  Section 10(c)(1)

          (a)  The Merger will be lawful under Section 8

     Section 10(c)(1) first requires that the Merger be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Merger will not result in any new situations of common ownership of so-called "combination" systems within a given state. Post-Merger, New NSP, as successor to NSP, will continue to provide electric and gas utility services in Minnesota, North Dakota and South Dakota. NSP-W will provide electric and gas utility services in Wisconsin and Michigan; BMG will provide gas and propane service in Arizona; PSCo will provide gas and electric utility service in Colorado; and Cheyenne will provide gas and electric utility service in Wyoming. Since Minnesota, Michigan, Wisconsin, Wyoming, Colorado, South Dakota and North Dakota law all permit combination gas and electric utilities serving the same area, the Merger does not raise any issue under
Section 8 or, accordingly, the first clause of Section 10(c)(1).

          (b) The Merger will not be detrimental to carrying out the provisions of Section 11

     Section 10(c)(1) also requires that the Merger not be "detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system." In the 1997 NCE Order, the Commission found that the combined Colorado, New Mexico, Texas, Oklahoma and Kansas electric operations constituted a single, integrated electric utility system (the "Primary System"),/27 and that the Wyoming electric operations (the "Cheyenne Electric System") and the combined Wyoming and Colorado gas operations (the "Gas System") were each a permissible additional system under the A-B-C clauses of
Section 11(b)(1). At issue is whether the further addition of NSP and NSP-W, each of which is a combination electric and gas utility, will result in a system that is "detrimental to the carrying out of the provisions of Section 11."

     In the early years of its administration of the Act, the Commission construed Section 11(b)(1) to preclude significant geographic expansion by holding company systems. However, as the Commission has acknowledged, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."/28 In recent decisions, the Commission has cited U.S. Supreme Court and Circuit Court of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever,"/29 but must "adapt [its] rules and policies to the demands of changing circumstances"/30 and to "treat experience not as a jailer but as a teacher."/31 Consequently, the Commission has attempted to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry" as recommended in the Staff's 1995 Report. Indeed, with specific reference to the integration requirements of the Act, the 1995 Report explains:

     The statute recognizes . . . that the application of the integration standards must be able to adjust in response to changes in "the state of the art." As discussed previously, the Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation./32

     Moreover, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."/33 See also AEP/CSW Order, Sempra Energy, Holding Company Act Release No. 26971 (Feb. 1, 1999), in which the Commission acknowledged that "we have taken notice of developments that have occurred in the gas industry, and have interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances."/34

----------
27 The Commission's decision was predicated on the completion of the tie line between the SPS and PSCo systems or on the parties' otherwise satisfying the requirements of section 10(c)(1). The status of the tie line has been discussed above.

28 Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities); Eastern Utilities Associates, Holding Co. Act Release No. 26232 (Feb. 15, 1995) (removing restrictions on energy management activities); and Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992) (approving acquisition of foreign public-utility subsidiary company).

29 Rust v. Sullivan, 500 U.S. 173 (1991); American Trucking Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC, 146 F.2d, 791 (1st Cir. 1945); Sempra Energy, Holding Company Act Release No. 27095 (Oct. 25, 1999).

30 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) [hereinafter "NIPSCO"], citing Rust v. Sullivan at 186-187. Accord, Sempra Energy, Holding Co. Act Release No. 26971 n.23 (Feb. 1, 1999) (interpreting the integration standards of the 1935 Act in light of developments in the gas industry).

31   NIPSCO, supra, citing Shawmut Assn. v. SEC at 796-97.

32   1995 Report at 71.

33   Union Electric, supra.

34 Cf., Sempra Energy, Holding Company Act Release No. 27095 (Oct. 25, 1999) ("The application notes that the concept of a 'common source of supply' is susceptible of a different understanding today than in 1935.").

----------

     As explained more fully below, the combination of the Primary System of NCE and the electric operations of NSP and NSP-W (the "NSP Electric System") will result in a single, integrated electric utility system (the "Xcel Electric System"). Integration will result primarily from the Joint Operating Agreement, which will provide the framework for the coordinated operation and dispatch of the resources of the operating companies of Xcel, a 100 MW firm transmission path from 2002 through 2004 between SPS and the NSP companies which will facilitate transactions among the Xcel Operating Companies and by the Xcel Operating Companies on a joint basis with third parties/35 and the common utilization by NSP, NSP-W, PSCo and SPS of New Century Services for numerous procurement, operational, administrative and general services. Integration also will be facilitated by NSP, NSP-W and SPS joining MISO./36 The combination of the NCE Gas System and the NSP gas operations also will result in a single, integrated gas utility system (the "Xcel Gas System"). Consequently, the Commission should find that the Xcel Electric System will be the primary integrated public-utility system for purposes of Section 11(b)(1), and the Xcel Gas System and the Cheyenne Electric System are permissible systems under the A-B-C clauses of that section./37

----------
35 PSCo will be interconnected with the combined SPS and NSP company systems upon the completion of its announced tie-line with SPS.

36 In the FERC Merger Order, the FERC stated "Upon joining MISO following consummation of the merger, Xcel Energy's northern zone, consisting of New NSP Utility and NSP-W, will be physically interconnected with its southern zone, consisting of SPS, through the transmission system of MISO."

37 The Applicants further believe that the Commission could find (i) that the Xcel Gas System is the primary integrated system and that the NCE Primary System, the Cheyenne Electric System and the NSP Electric Operations are retainable additional systems, or (ii) that the Xcel Gas and Electric Systems together constitute a single integrated public utility system within the meaning of Section 11(b)(1) of the Act, and the Cheyenne Electric System is a retainable additional system. The Applicants reserve the right to supplement this Application-Declaration to develop these arguments fully in the event that the Commission or the Staff reject the argument that the Xcel Electric System will be the primary integrated public-utility system for purposes of Section 11(b)(1), and the Xcel Gas System and the Cheyenne Electric System are permissible systems under the A-B-C clauses of that section.

----------

          (i)  Integration of Electric Operations

     The threshold question is whether the Primary System of NCE can be combined with the electric operations of NSP to form a single integrated public utility system. The term, as applied to electric utility companies, means:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Section 2(a)(29)(A). As the definition suggests, and the Commission has observed, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., Holding Co. Act Release No. 25524 (April 24,
1992); see also Yankee Atomic Electric. Co., Holding Co. Act Release No. 13048 (Nov. 25, 1955) ("We think it is clear from the language of Section 2(a)(29)(A), which defines an integrated public utility system, that Congress did not intend to imposed [sic] rigid concepts with respect thereto.") (citations omitted). See also Madison Gas and Electric Company v. SEC, 168 F.3d. 1337 (D.C. Cir. 1999) ("section 10(c)(1) does not require that new acquisitions comply to the letter with section 11")./38 Section 2(a)(29)(A) expressly directs the Commission to consider the "state of the art" in analyzing the integration requirement. As indicated above, the Commission is not constrained by its past decisions interpreting the integration standards based on what was then the "state of the art." See AEP, supra (noting that the state of the art -- technological advances in generation and transmission, unavailable thirty years prior -- served to distinguish a prior case and justified "large systems spanning several states").

     The concept of an integrated public utility system has evolved in light of the dramatic changes in the law, technology and structure of the industry since the passage of the 1935 Act over 60 years ago. Since the enactment of the Act, the "state of the art" has changed enormously, so as to include within the scope of integrated operations a broader range of utility contractual relationships and activities. A review of these changes seems appropriate in view of the Commission's stated goal of interpreting the Act to reflect and accommodate changes in the industry.

     Historically, electric utilities have been single corporate entities engaged in three vertically-integrated businesses: (i) generation of electricity (i.e., the ownership and operation of power plants that produce electricity);
(ii) transmission of electricity (i.e., the ownership and operation of the high voltage facilities that transport electric energy in bulk from one point to another, generally from a utility's generating units to its distribution facilities); and (iii) distribution of electricity (the ownership and operation of the lower voltage facilities that deliver electric energy from the transmission system to most end users). Until recently, electric utilities operated as regulated monopolies "predicated on the concept that a central source of power supplied by efficient, low-cost utility generation, transmission, and distribution was a natural monopoly."/39 These utilities generally built generating facilities in the proximity of their customers, and transmission was treated essentially "as an incidental service."/40

----------
38 The Commission interprets the 1935 Act and its integration standards "in light of . . . changed and changing circumstances." Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999) (interpreting the integration standards of the 1935 Act in light of developments in the gas industry). Accord, NIPSCO.

39 Energy Information Administration, Department of Energy, The Changing Structure of the Electric Power Industry: An Update at 5.

40 See Comments by Commissioner Curtis L. Hebert, New Orleans, LA ISO Conf., F.E.R.C. Docket No. PL 98-5-000, Tr. at 2 (June 1, 1998); 1995 SEC Staff Report on the Regulation of Public Utility Holding Companies at 59. See also Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Notice of Proposed Rulemaking, FERC Stats. & Regs., Proposed Regulations, P. 32,514 (1995) ("Mega-NOPR"), wherein FERC described the electric industry in 1935, the year of enactment of both the Act and the Federal Power Act, which was a companion piece of legislation to the Act, as follows:

          The Federal Power Act was enacted in an age of mostly self-sufficient, vertically integrated electric utilities, in which generation, transmission, and distribution facilities were owned by a single entity and sold as part of a bundled service (delivered electric energy) to wholesale and retail customers. Most electric utilities built their own power plants and transmission systems, entered into interconnection and coordination arrangements with neighboring utilities, and entered into long-term contracts to make wholesale requirements sales (bundled sales of generation and transmission) to municipal, cooperative, and other investor-owned utilities (IOUs) connected to each utility's transmission system. Each system covered limited service areas. This structure of separate systems arose naturally due primarily to the cost and technological limitations on the distance over which electricity could be transmitted.

          Mega-NOPR at 33,059.

----------

     In the decades following the enactment of the Act, the transmission sector of the electric utility industry significantly expanded. The total miles of high voltage (230 kV and above) transmission lines tripled in the 1950s and tripled again in the 1960s./41 Utilities had originally constructed transmission facilities to transmit power from their own plants to their customers. Subsequent to the enactment of the 1935 Act, utilities increasingly developed interconnections with their neighboring utilities to obtain and provide assistance in emergency situations, to improve reliability, and to reduce the costs of power supply through long-term capacity transactions and economy transactions with their neighbors./42 Technological advances in transmission have also occurred, making it possible to transmit electric power economically over long distances at higher voltages. In today's world, "improved transmission and monitoring technologies have increased the feasible geographic bounds for supply choice; a geographic radius of 1,000 miles or more is currently considered reasonable for choosing among supply options."/43

----------
41 There were 2,974 miles of high voltage transmission in 1940, 8,174 miles in 1950, 22,379 miles in 1960, and 65,370 miles in 1970. Peter Fox-Penner, Electric Utility Restructuring, A Guide to the Competitive Era (1997) at 130.

42 See William J. Baumol & J. Gregory Sidak, Transmission Pricing and Stranded Costs in the Electric Power Industry (1995) at 13.

43 Technological advances have occurred with respect to the "size" of transmission lines (345 kV to 765 kV lines) which have allowed for the transfer of large amounts of power over great distances. Technological advances have also occurred with respect to the "type" of transmission lines. High-voltage direct current ("HVDC") technology provides the ability to transmit bulk power over longer distances with less energy loss and normally with a smaller investment than with alternating current ("AC") transmission lines. This technology provides an economical way to interconnect separated AC power grids and enables power transfers to occur between these systems, thus improving economies and reliability. The application of phase shifting transformers, series compensation, and flexible alternating current transmission system ("FACTS") technology has also provided the ability to improve and control the transfer of power and energy across expansive transmission networks. New flexible alternating FACTS technology can increase the capacity of existing transmission lines by approximately 20 to 40 percent. Electricity: Innovation and Competition, Hearing Before the Subcomm. of Energy and Power of the House Comm. on Commerce, 105th Cong. 38 (1997) (statement of Robert B. Schainker, Manager, Substations, Transmissions and Substation Business Area Power Delivery Group, Electric Power Research Institute). Such technology "help[s] electric utilities operate their bulk power networks closer to their inherent thermal limits, while maintaining and/or improving network security and reliability." Id. Advances in telecommunications and computer technology have improved the ability to economically dispatch power systems and control power flow across such systems. Improvements in telecommunication technology and the growth in coverage area of telecommunications systems have allowed for the quick and reliable transfer of data necessary to control and dispatch from a single location generation that can be scattered over large geographic areas. The improvements provided by fast and reliable telecommunication networks allow for the control and economic dispatch of power systems that extend over large geographic areas, providing system operators an almost real time ability to monitor and control the power system. Significant improvements in transmission and resource planning have also occurred since 1935. There are several software packages available today that enable the system planner to model the operation of most of the equipment used on a power system. Studies can be performed that not only evaluate power transfer capabilities, but also allow the system planner to add different types of equipment to determine their impact on increasing power transfer capabilities. Development of such software has enabled the system planner to determine what equipment functions best as well as where and when it should be installed. Further technological advances can be expected in the future as "power engineers" explore the potential for computers to optimize the efficiency and reliability of the North American power network. Leslie Lamarre, The Digital Revolution, EPRI Journal, (Jan./Feb. 1998).

----------

     Interconnections have proven so beneficial that every utility in the continental United States is interconnected with one of three Interconnects: the Eastern Interconnect, which encompasses utilities in the eastern United States and Canada from the Atlantic Ocean to the High Plains; the Western Interconnect, which encompasses utilities from the High Plains/Rocky Mountain region to the Pacific Ocean; and ERCOT, which encompasses most of the State of Texas. FERC has described the present state of the transmission sector of the electric utility industry as follows:

     The transmission facilities of any one utility in a region are part of a larger, integrated transmission system. From an electric engineering perspective, each of the three interconnections in the United States (the Eastern, Western and ERCOT) operates as a single "machine."

     Regional Transmission Organizations, Notice of Proposed Rulemaking, IV FERC Stats. & Regs. P. 32,541 (1999) ("RTO NOPR") at 33,697. See also, Regional Transmission Organizations, FERC Stats. & Regs. P. 31,089, Order No. 2000 (1999) ("Order No. 2000") at p. 31,003 /44, order on rehearing, FERC Stats. & Regs., P. 31,092 (2000).

     The generation sector of the electric utility industry is also very different than it was in 1935. Concern over the nation's energy future, in conjunction with other factors, led to the first significant legislative development at the federal level affecting the electric utility industry since the enactment of the Act and the FPA: the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA"). PURPA requires utilities to purchase the output of qualifying facilities ("QFs") at avoided cost rates established by state commissions./45 An effect of PURPA was to begin to separate generation from the transmission and distribution functions of utility operations, or to put it another way, to broaden the scope of integrated electric operations to include purchases from third parties as well as a utility's own production of electricity. Consistent with the intent of PURPA, in some states significant QF resources were added in lieu of utility generation./46

----------
44 FERC has noted that "the entire Eastern interconnection is, as the name indicates, interconnected." North American Electric Reliability Council, 87 FERC P. 61,161 (1999).

45   PURPA Section 210. 16 U.S.C. ss. 824a-3.

46 PSCo, which has installed capacity of more than 3,000 MW, purchases over 600 MW of capacity and associated energy from QFs pursuant to long-term agreements.

----------

     Following the enactment of PURPA and the development of the QF industry, independent power producers ("IPPs") emerged as another type of generation supplier. IPPs operate without a franchised service territory or an established customer base and seek to sell the output of their generating facilities in the wholesale market, typically to a single utility. With many traditional utilities wary of investing in new generation for a variety of reasons, IPPs in some instances found a ready market. IPPs were further spurred by the great latitude that FERC afforded them in rate setting. In fact, FERC initially developed its market-based rate standards in the context of IPPs./47 However, the development of IPPs was formerly inhibited by their lack of access to essential transmission facilities to reach a broader customer base, as well as ownership restrictions effectively created by the integration requirements of the Act. Recognizing these obstacles and desiring to promote greater development of wholesale power markets generally, Congress passed the Energy Policy Act of 1992 ("EPACT")./48 EPACT amended the FPA to permit any entity selling power at wholesale to request FERC to order a transmission-owning utility to provide transmission services./49 EPACT also created a new exemption under Section 32 of the 1935 Act for exempt wholesale generators ("EWGs"). The EWG exemption ensures that the 1935 Act's integration requirements will not thwart the development of IPPs participating in the wholesale market, an implicit acknowledgment that the economic operation of a utility system depends on contractual relationships as well as facilities ownership.

     Since EPACT, the competitive electric supply wholesale market has developed rapidly. This progress has been facilitated by FERC's willingness to permit the sale of electric capacity and energy at market-based rates. This change in regulatory policy applies not only to IPPs, but to power marketers (many of which are affiliated with utilities) - a relatively new class of wholesale market participant that purchases and sells power produced by third parties, not from their own resources. This new policy also applies to utilities directly, who have increasingly focused on their own wholesale marketing efforts. It is now the rare utility that does not have either market-based rate authority or an active wholesale power marketing affiliate./50

     Notwithstanding these initiatives, FERC concluded that due to the lack of third-party transmission access, and preferential access that utilities accorded to their own marketing efforts, unequal transmission access continued to impede the development of fully competitive bulk power markets that FERC sought to promote./51 On that basis, within three years of the enactment of EPACT, FERC commenced the so-called "Mega-NOPR" proceeding, Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities./52 This notice of proposed rulemaking culminated approximately a year later with FERC's issuance of Order No. 888./53

----------
47   See, e.g., Commonwealth Atlantic Limited Partnership,  51 F.E.R.C.P. 61,368
     (1990).

48   Pub. L. No. 102-486, 106 Stat. 2776 (1992).

49 PURPA also included a provision that allowed the Commission to order wheeling for power generated by a third party under certain narrowly-defined circumstances. However, FERC quickly interpreted this already limited authority very conservatively. See Southeastern Power Administration v. Kentucky Utilities Co., 20 F.E.R.C. P. 61,204 (1983) (holding that the Commission could not order wheeling if the wheeling order would result in a disturbance of existing market patterns, and holding that
     Section 211 of the FPA, as added by PURPA, was not designed to remedy a utility's anticompetitive conduct). EPACT amended sections 211 and 212 of the FPA to expand the Commission's authority to order wheeling upon application. 16 U.S.C. Sections 824j, 824k.

50 The NSP companies, PSCo and SPS all have been granted market rate authority and participate actively in wholesale markets. The NCE system also has a wholesale power marketer, e prime.

51   One commentator has described this unequal transmission access as follows:

          For more than 100 years, electric companies operated as separate, regulated monopolies producing, transmitting and distribution electricity to their own customers or native load. The utilities were virtual islands unto themselves with no competition and minimal risk. To help ensure a reliable supply of electricity when generators were down for maintenance or during period of peak demand for electricity and other shortages, neighboring utilities installed connections between their individual transmission systems or control areas. Power could now flow from one neighboring utility to another. As these connections expanded, they eventually formed a complex "grid" of transmission systems or control areas capable of transmitting electricity across must longer distances. Utilities also faced another challenge, wholesale competition. Suddenly your neighboring utilities could buy electricity at potentially lower prices from another, more distant supplier. That meant lost business and lost income from your company. One way to reduce this threat was to set the price for access to your company's transmission system so high that it discouraged other utilities from wheeling power across your territory. The result was that distant power suppliers often found it difficult if not physically impossible to wheel their electricity to your neighbors. You could also thwart competition by withholding information about transmission pricing and availability, or the hours when your system had sufficient capacity to handle the additional flow of electricity.

          Nelson, Kenneth C., "The New World of Power Marketing," Management Quarterly, v. 40, pages 13-42 (Spring 1999).

52   70 FERC P. 61,357 (1995).

53 Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, FERC Stats. and Regs., Regulations Preambles, P. 31,036 (1996) ("Order No. 888"), order on rehearing, FERC Stats. & Regs., Regulations Preambles, P. 31,048 (1997) ("Order 888-A"), order on rehearing, 81 FERC P. 61,248 (1997) ("Order 888-B"), order on rehearing, 82 FERC P. 61,046 (1998) ("Order 888-C").

----------

     Order No. 888 requires all transmission owners to (1) offer comparable open-access transmission service for wholesale transactions under a tariff of general applicability on file at FERC/54 and (2) take transmission service for their own wholesale sales under their open-access tariff. Order No. 888 was intended to facilitate third-party utilization of the transmission grid as the vehicle for developing a competitive wholesale bulk power market. Under Order No. 888, a utility must wheel power for third parties upon their request, on either a firm or a non-firm basis./55 If the transmitting utility does not have sufficient transmission capacity to transmit on a firm basis, it must either offer to expand its transmission system to accommodate the request, or, if appropriate, to redispatch generation to relieve constraints and thereby make transmission capacity available. In the interim, a utility must offer transmission on a non-firm basis to the requesting entity./56

----------
54   FERC has explained what it means by comparability:

          an open access tariff that is not unduly discriminatory or anticompetitive should offer third parties access on the same or comparable basis, and under the same or comparable terms and conditions, as the transmission provider's uses of its system.

         67 FERC at 61,490.

55 "Wheeling" is the provision of transportation by a hub operator from one system to another system.

56 Moreover, FERC in Order No. 888 required tight power pools (or their individual members) both to file open-access transmission tariffs and to file revised pooling agreements by December 31, 1996. With respect to the latter requirement, FERC required that the reformulated power pooling agreements establish, among other things, open, non-discriminatory membership provisions, that would allow any bulk power market participant to join a power pool, irrespective of its type, affiliations with other entities, or geographic location. In Order No. 888, FERC expressly noted that the reformation of tight power pools could be achieved through the establishment of an ISO to supplant the tight power pool. As a result of this encouragement and FERC's requirements, the three primary tight power pools - Pennsylvania-New Jersey-Maryland Interconnection ("PJM"), New York Power Pool ("NYPP"), and New England Power Pool ("NEPOOL") - have restructured into ISOs, and have significantly modified their operations.

----------

     Prior to Order No. 888, electric utilities typically needed to construct direct interconnections to facilitate capacity and energy transfers. Now, as a matter of right under Order No. 888, two utilities can contractually arrange for interconnection: by contract, they can acquire either a firm or a non-firm transmission path that would allow power transfers between their separate systems.

     Moreover, Order No. 888's companion order, Order No. 889,/57 requires public utilities to functionally separate their transmission and reliability functions from their wholesale power marketing functions. In this connection, Order No. 889 required public utilities to develop and maintain an Open Access
Same-Time Information System ("OASIS") to give transmission users the same access to transmission information that the wholesale merchant function of a utility enjoys. The fundamental purpose of an OASIS is to ensure that transmission customers have access to transmission information, through electronic means, that will enable them to obtain open-access transmission service on a basis comparable to a transmitting utility's own use of its system./58 Generally stated, a utility's wholesale merchant function is limited to receiving from a utility's transmission and reliability function only such transmission information that is posted on an OASIS, and is thereby publicly available on a simultaneous basis to third-party transmission customers. Thus, while FERC in Order Nos. 888 and 889 did not require actual corporate divestiture or legal separation of generation and transmission functions within utilities, on an operational basis there has been a de facto separation of these functions in response to these orders.

-----------
57 Open Access Same-Time Information System (formerly Real-Time Information Network) and Standards of Conduct, Order No. 889, [1991-1996 Transfer Binder] F.E.R.C. Stats. & Regs., Regs. Preambles P. 31,035, at 31,585
     (1996), order on reh'g, Order No. 889-A, III F.E.R.C. Stats. & Regs., Regs. Preambles P. 61,253 (1997).

58 The information to be posted on an OASIS includes the following: transmission capability that is available on both a firm and nonfirm (i.e., interruptible) basis; descriptive information regarding specific transmission requests and transactions including the point of receipt and delivery on the transmitting utility's system, the term of service, the level (i.e., number of MWs) and quality (i.e., firm or nonfirm) of service, and whether the service is provided for the benefit of a transmitting utility's associated wholesale merchant function or to an affiliate; whether any transmission services have been offered at a discounted rate; and notices regarding transmission curtailments or interruptions. See 18 C.F.R. ss.37.6.

----------

     The comparable transmission service and functional unbundling that FERC has required in Order Nos. 888 and 889 initially may appear to contradict the integrated operation of electric systems required under Section 11. Taken together, the two orders require utilities to deprive themselves of any benefit associated with the consolidation of ownership of transmission and generation facilities. Instead, under the concepts supporting Order Nos. 888 and 889, such benefits are created by the competitive marketplace that results from open access. As FERC stated in Order No. 888, "[i]ncreasingly, customers are demanding the benefits of competition in the growing electric commodity market." FERC estimated quantitative benefits of its rule of $3.8-$5.4 billion a year, in addition to expected non-quantifiable benefits such as better use of existing assets and institutions, new market mechanisms, technical innovation and less rate distortion. According to FERC, the continuing competitive changes in the industry and the prospect of these benefits to customers made it imperative that FERC ensure nondiscriminatory transmission access through Order Nos. 888 and 889./59 Thus, FERC has recognized that the economic operation of utility systems can be achieved, and indeed is perhaps best achieved, through contractual relationships in a competitive marketplace, and not simply through ownership of facilities.

     EPACT, Order Nos. 888 and 889, and other FERC policies and initiatives have had a tremendous impact on the development of competitive bulk power markets. Utilities have increased their own in-house wholesale marketing efforts and the number of entities with whom they trade. To illustrate by example, PSCo's non-requirements wholesales sales (including short-term firm and economy sales) have increased from 306,920 MWh in 1993 to 7,873,800 MWh in 1998. Moreover, whereas PSCo's past wholesale marketing efforts were largely limited to economy energy sales made by its dispatchers in the former Inland Power Pool, New Century Services now has a marketing group that makes sales on behalf of PSCo throughout the entire western region. Similarly, NSP's revenues from sales for resale have increased by 70% from 1996 to 1999. While trades were typically made within MAPP and MAIN in the past, NSP has found it economical to trade in markets such as Ohio and Florida.

     Moreover, power marketers are an increasingly important presence in the industry. The top ten power marketers sold in excess of 1 billion MWh in 1999. These entities typically arbitrage remaining price differentials by buying in one market and selling in another. The effect is to minimize margins to be gained in these interregional sales and therefore to drive electric supply market prices closer to a regional-wide marginal (or incremental) cost. As prices move to marginal cost, rate differentials arising from historical embedded cost will begin to disappear./60 IPPs also are becoming a more significant sector of the electric utility industry. Nationwide, plans to build new plants have exploded. In the Northeast Power Coordinating Council region alone, an additional 30,000 MWs has been announced, almost all of it from IPPs./61 Similar plant additions have been announced by IPPs and EWGs in the mid-continent area as well. These significant plant additions lessen the impact of historical embedded utility-specific price differentials by changing the cost structure of the industry as a whole.

----------
59   Order No. 888.

60 One commentator has recently described the ramifications of the more competitive wholesale markets resulting from the enactment of EPACT and the issuance of Order Nos. 888 and 889 as follows:

          What resulted is a highly competitive and sophisticated 24-hour power market . . .

               Next we examine  what  happens in  "real-time"  . . . .  Economic power schedulers, working in the front office, monitor the utility's entire real-time system, making sure that the planners have accurately matched the power supply assets with the hourly demand or native load. Economic power schedulers also make sure that the planners have utilized the least expensive power supply assets. Schedulers may also make adjustments to the power plan in order to maximize the goals of reducing costs, providing customers with the lowest possible wholesale prices. To make these adjustments, economic power schedulers rely on available power supply assets and the hourly or "spot" market. Unexpected changes in the weather, mechanical problems at the generating station and congestion on the transmission grid are only a few of the factors that can result in deviations from the planner's schedule. Let's assume the scheduler needs an additional 10 MW of power for two hours, one hour from now. He or she, depending on the level of sophistication of the company, may consult a data screen that displays the real-time spot-market price and the incremental cost of generation or the cost of producing the additional or next 10 MW of electricity.

               If the incremental cost of generation is less than the market price, the power scheduler may ask the generating plant to increase production or start a peaking unit. If the price of power from pre-existing contracts is less than the spot market price or generation, the scheduler may draw upon the amount of electricity stipulated in the contract. But if the spot market price is less than the incremental cost of generation or contract power, the scheduler may notify the traders in the "front office." They immediately go to the spot market and begin the buying process.

               The economic power scheduler may also find that the utility is "long" on power or has excess capacity for several hours. The traders may now begin the selling process. Trading in the spot market has the same requirements as day-ahead, weekly and monthly trading except that it happens at a much faster pace. Spot market trading averages less than 20 minutes for securing a buyer or seller scheduling transmission or obtaining an NERC tag, applying competitive intelligence and price and credit risk management, confirming the trade and notifying billing, finance and accounting in the "back office."

     Nelson, Kenneth C., "The New World of Power Marketing," Management Quarterly, v. 40, pp. 13-32 (Spring 1999).

61   Order No. 2000 at p. 30,996.

----------

     FERC's commitment to expand wholesale markets was reinforced in its Order No. 2000, FERC's final rule on regional transmission organizations ("RTOs"). RTOs are intended to create regional planning and operation of transmission systems to allow greater efficiency in the market as well as to eliminate pancaked rates, making the transmission grid more like the interstate freeway system and thereby enabling power to flow cheaply over longer distances. Order No. 2000 sets out FERC's expectation that all transmission owners will join RTOs on a voluntary basis. To that end, FERC announced a timetable for every jurisdictional utility to either join in an RTO filing, or, alternatively, to submit a filing describing its efforts to join in an RTO, the reasons for not participating in an RTO proposal and any obstacles to participation, and its plans for further work toward participation. This timetable is aggressive, requiring that utilities not already participating in a FERC-approved RTO make such initial filing by October 15, 2000.

     Order 2000 states that an RTO must provide the following functions at a minimum: (i) tariff administration and design; (ii) congestion management; (iii) parallel path flow management; (iv) supplier of last resort for ancillary services; (v) OASIS site administration and the determination of total transmission capability and available transmission capacity; (vi) market monitoring; (vii) system planning and expansion; and (viii) interregional coordination./62 These minimum characteristics and functions are intended to have the effect of turning the nation's transmission facilities into independently owned and operated "common carriers" that offer comparable service to all would-be users.

     FERC expects that RTOs will promote economic efficiency as well as operational efficiency. A significant barrier to equalizing the trading price of a more distant utility with a nearby utility is the cost of transmission, which is hampered by the "pancaking" of rates under the current transmission pricing scheme. Simply stated, if a transaction requires movement of power across the transmission system of multiple, non-affiliated public utilities:

          [the] transmission customer pays separate, additive access charges every time its contract path crosses the boundary of a transmission owner. By raising the cost of transmission, pancaking reduces the size of geographic power markets. This, in turn, can result in concentrated electricity markets. Balkanization of electricity markets hurts electricity consumers, in general, by forcing them to pay higher prices than they would in a larger, more competitive, bulk power market./63

As such, wholesale generators or customers seeking to buy competitively priced generation in more distant markets must pay transmission costs that may exceed the benefits of the transaction.

     Among other benefits, an RTO price structure eliminates rate pancaking, allowing power on the most distant edges of an ISO to be transmitted at market price with no additional cost for transmission than would exist for a nearby transaction or even the generation-to-end-user within a utility's own service area. FERC has explained this benefit:

          The Commission has long recognized that transmission pricing reform is most effectively accomplished on a regional basis. An RTO would have the geographic scope needed to eliminate pancaked transmission rates within its region. This would broaden the generation market and could result in more potential suppliers and less concentrated generation markets, thereby fostering more competitive markets and lower prices to consumers./64

Because RTOs will offer service to customers on a system-wide basis under a single FERC-approved tariff, customers will have available "'one stop shopping' for regional transmission service . . . resulting in simpler and more efficient procedures for transmission users to transmit power over greater distances."/65

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62   FERC added the  interregional  coordination  function  in Order No. 2000 in order to assure that "seams" issues between RTOs (or between RTOs and areas where there is not yet an RTO) are adequately addressed. As FERC stated in
     Order  No.  2000,   "[c]oordination   of  activities  among  regions  is  a
     significant element in maintaining a reliable bulk transmission system and for the development of competitive markets." Order No. 2000 at p. 31,167.

63   RTO NOPR at 33,703.

64   RTO NOPR at 33,716 (footnote omitted).

65   RTO NOPR at 33,717.

----------

     Due to these and other developments at the federal level, the landscape of the electric industry is changing rapidly. Wholesale power markets have developed from a balkanized, utility-specific, cost-based structure to a more competitive market-based structure./66 The effect of these developments on SEC merger policy is both direct and profound. The emergence of RTOs, at the direction of FERC, will further facilitate wholesale competition, moving the industry further from the vertically-integrated utility model under which utilities relied substantially on their own resources to serve their loads. Because NSP and NCE can, pursuant to Order No. 888 and now Order 2000 obtain transmission rights that allow them to procure energy from more distant markets at prices equivalent to or better than nearby markets in which they do business, direct physical interconnection is no longer necessary for the utilities to transact with, or act in unison with, one another to achieve operational efficiency. For example, in situations where two non-contiguous utilities in the same RTO wish to transact with each other, they can arrange necessary transmission services using a contract path or the RTO's non-pancaked tariff. Moreover, using either a contract path or a regional tariff, two non-contiguous utilities in the same RTO may reach common suppliers or hubs to both sell and purchase electricity collectively. The net effect of these regulatory and market changes is to require a re-evaluation of the meaning of integration in light of the present structure of the electric utility industry and regulatory environment, which have changed dramatically since the passage of the Act./67 The Commission already has recognized many of these changes in its decisions in UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992) and Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

----------
66 Indeed, FERC in Order No. 888 invoked the widely-differing cost of utility-generated electricity across the major regions of the country as evidence of the need for reform. Order No. 888 at 31,651-52.

67 See also Order No. 2000 at p. 31,174 ("A main reason that an RTO can expand the marketplace for generation to a large region is that an RTO can implement non-pancaked rates for each transaction. A wider area served by a single rate means more generation is economically available to any customer which means greater competition for energy.")

----------

     Regulatory changes at the state level have paralleled those at the federal level and have been equally dramatic. Concurrent with or subsequent to the implementation of PURPA, states began developing integrated resource planning requirements that mandate that utilities focus on both supply-side and demand-side resources and that require local utilities competitively bid their resource requirements to obtain the lowest cost resources possible. Under these resource procurement requirements, utilities must purchase power from third parties (rather than provide for their own generation) if to do so would result in lower costs to consumers. Typically, special evaluation procedures apply to assure the fairness of the bidding process where a utility desires to pursue a self-build option or where an affiliate desires to submit a proposal. The bidding process has also become the manner in which QF suppliers are chosen for avoided cost sales. For example, the Colorado Commission has adopted integrated resource planning rules that require that utilities in Colorado conduct a competitive resource procurement process for all additions of capacity to their systems, except in very narrow circumstances, e.g., capacity and/or energy from the generation facilities of other utilities or from non-utility generators pursuant to agreements for less than one year term or for less than ten megawatts of capacity. In the event that a Colorado utility wishes to pursue a self-build option of greater than 10 MW, it must submit a proposal in the competitive process. SPS and NSP are likewise subject to competitive procurement procedures./68 Thus, the state regulators have recognized that the economic operation of a utility system must include the benefits of integration through the marketplace and not just the effects of a vertically-integrated ownership structure.

     Moreover, virtually every state, either at the legislative level or the state regulatory commission level, has implemented or is actively considering retail competition. One consequence of such actions has been the divestiture by utilities of large amounts of generating assets to relieve stranded costs or in response to a state mandate. Since August 1997, approximately 50,000 MW of generating capacity have been sold (or are under contract to be sold) by utilities, and an additional 30,000 MW is currently for sale. In total, this represents more than 10 percent of U.S. generating capacity./69 The combination of state restructuring efforts and federal unbundling of transmission from generation makes it clear that utilities will not be encouraged to achieve saving from mergers through the combination of generating facilities. The lowest cost supply of power will be achieved in the market, and consumers will directly access that market.

----------
68 As stated previously under Item 1.C.2., NSP recently submitted a request for bids for up to 1,200 MW of capacity.

69   Order No. 2000 at 30,997.

----------

     The two states in which SPS principally operates, Texas and New Mexico, vividly illustrate the trend towards retail electric competition. Both Texas and New Mexico in 1999 enacted restructuring legislation requiring that historically integrated utilities, including SPS, unbundle their transmission and distribution operations from their energy supply operations (including the generation function) through corporate reorganizations or divestitures of assets to facilitate retail competition in those states.

     To elaborate, New Mexico SB-428, which was enacted in 1999, will require the corporate separation of SPS's generation and competitive energy operations from its regulated transmission and distribution operations in New Mexico. Texas SB-7, which also was enacted in 1999, will require the corporate separation of SPS's generation, retail marketing, and transmission and distribution operations in Texas. Moreover, SB-7 requires Texas utilities to sell at auction, at least sixty days before customer choice is to begin in Texas, entitlements to at least fifteen percent of their jurisdictional installed capacity, and further limits the amount of installed generating capacity that a generating company in Texas, including those formed through the corporate separation of existing integrated utilities, may own. Texas SB-7 establishes a 20 percent limit on the amount of capacity that any entity can own or control in a power region.

     Both New Mexico SB-428 and Texas SB-7 require utilities to submit compliance or "transition" plans for state commission approval. In New Mexico, SPS must file its transition plan by June 1, 2000, seeking New Mexico Commission approval by December 1, 2000. In Texas, SPS on January 10, 2000 filed its plan to separate its retail, generation, and transmission and distribution businesses. By December 1, 2000, SPS must file its market power mitigation plan. Moreover, in its order setting the Merger for hearing, the Texas Commission requested that SPS file supplemental direct testimony addressing the structural and operational changes that SPS would make to comply with SB-7.

     In addition to addressing various merger-related issues, SPS reached agreement in its merger proceeding in Texas with respect to several of the restructuring requirements of Texas SB-7. In order to address vertical market power issues, SPS agreed to join the SPP transmission tariff immediately after Texas approval of the merger, as an interim measure until FERC's formal approval for SPS to join the MISO. In addition, in order to address horizontal market power issues, SPS agreed to provide economic dispatch and reliability pooling on a comparable and non-discriminatory basis at FERC-regulated cost-based rates to loads in SPS's service area. Such service will be offered beginning June 1, 2001 and will continue until the later of the date on which FERC approves market-based rates for ancillary services supplied in the SPS service area or when the PUCT certifies that SPS operates in a competitive power region. Also to address horizontal market power, SPS and its affiliates agreed to divest approximately 2,864 megawatts of generation capacity in the SPS service area. This amounts to about 64 percent of the 4,472 megawatts of capacity owned by SPS and its affiliates at 13 plants in Texas and New Mexico. The agreement also provides that SPS may sell 3,191 megawatts or 71 percent of its capacity, if the Texas Commission deems the larger amount necessary for SPS to be certified as operating in a qualified power region. The agreements to sell capacity are subject to the pooling of interests requirements and sufficient participation of bidders in the divestiture sale to permit reasonable competition and multiple purchasers.

     To summarize, the ongoing corporate restructuring of the U.S. utility industry reflects the effects of emerging FERC policy on transmission (including Order Nos. 888 and 889 requiring open-access transmission on comparable terms and the functional unbundling of the transmission and wholesale merchant functions), the formation of ISOs and Order No. 2000. It is also the product of many recent state laws mandating competitive resource procurement and retail electric competition, and the functional separation (and in some states, divestiture) of generation from transmission and distribution operations. Layered on these changes are both rapid developments in technology and the emergence and growth of the power marketing and energy trading businesses, both of which facilitate efficient and competitive low-cost electric markets. Perhaps most notable among all of these changes is the recent evolution of ISOs/RTOs. These entities facilitate trading regions with no economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing entities with both the requisite physical and economic means to integrate their systems. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago.

                                    * * * * *

     It is against this backdrop of rapid change in the electric utility industry and the regulatory framework that Applicants have developed a plan to integrate the NCE and NSP systems. There are two primary components to this plan in addition to the common utilization by the NCE and NSP systems of New Century Services for numerous procurement, operational, administrative and general services. First, Applicants have completed the process of arranging a 100 MW south to north firm transmission path from 2002 through 2004 between SPS and the NSP. This contract path will integrate the Xcel operating companies by permitting cost savings from power transfers between NSP and SPS initially and later between NSP and PSCo. Second, the Xcel operating companies will be parties to the Joint Operating Agreement, which FERC has already approved in the FERC Merger Order. The Joint Operating Agreement provides the basis for the coordination of the Xcel operating companies generating resources, and sets out the contractual framework for them to transact with each other and to transact with third parties on a joint basis. This integration plan will be facilitated by NSP, NSP-W and SPS joining the same ISO, namely MISO. The contract path, the Joint Operating Agreement and MISO are explained below, followed by a showing how the Xcel Electric System will be an integrated electric utility system within the meaning of Section 2(a)(29)(A).

     The Contract Path

     For at least three years following consummation of the Merger, NCE and NSP will interconnect their systems through three firm transmission service agreements, which provide a firm 100 MW unidirectional path from SPS to NSP (through the SPS, SPP and Ameren transmission systems), to flow 100 MW from points of receipt located at SPS's generating stations to a point of delivery at the interconnection between Ameren and NSP transmission systems (the "Northbound Path"). Applicants commit either to extend their right to use the Northbound Path prior to its expiration or to file a post-effective amendment explaining how the Xcel operating companies will continue to satisfy the interconnection requirement if their rights with respect to the Northbound Path are not extended.

     The Northbound Path will enable the operating companies to move 100MW of power from SPS generation to the NSP's service territory 365 days a year. The Northbound Path is a firm transmission arrangement that Applicants have arranged under the open-access transmission tariffs of the Southwest Power Pool ("SPP") and Ameren.

     Specifically, power under this path will leave the SPS system from its generation facilities and flow to the border between the SPS transmission system and the transmission system of Public Service Company of Oklahoma ("PSO") (an operating company of Central and South West Corporation ("CSW")). These PSO/CSW facilities are subject to the regional transmission tariff of the SPP. To comply with the requirements of the SPS open-access transmission tariff, the SPS wholesale merchant function has arranged for service from the SPS transmission function under the SPS open-access transmission tariff for the delivery of power to the interface of the SPS and PSO/CSW transmission system, which consists of the Elk City and Oklaunion substations. (See the orange lines on Exhibit 3.4). SPS owns the 345 kV line to Oklaunion and owns the 230 kV line to the Texas border with an interest in the right to use the capacity of such 230 kV line from the Texas/Oklahoma border to Elk City./70

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70   SPS,  like many  transmission  owners  such as Public  Service  Company  of
     Oklahoma, owns the both the assets and the rights to use transmission capacity beyond it service area boundary. Thus the SPS transmission system is appropriately viewed as extending to both the Elk City and Oklaunion substations.

----------

     On February 22, 2000, SPS entered a transmission agreement with the SPP, acting as tariff administrator for PSO/CSW, to provide transmission service over facilities of PSO/CSW to the Ameren border. The contract is for a three year period. Although the SPP does not require a specific facility route, primary paths are on a 138 kV line from Elk City to the Cimarron substation near Oklahoma City and on a 345 kV line from Oklaunion to the Mustang substation, also near Oklahoma City. The Northbound Path continues on a 345 kV system to the Ameren border near the Bolivar Burns substation around Springfield, Missouri, at the southwest corner of the Ameren system (see the green lines on Exhibit 3.4).

     On January 25, 2000, NSP reserved 100 MW of firm capacity to move power from any point on the Ameren system (in this case, the SPP border with Ameren) to the Montgomrey substation in eastern Missouri (see the blue line on Exhibit 3.5). This path is needed to move power across the Ameren system to the NSP transmission system, which extends from the Minneapolis/St. Paul area to the Montgomrey substation. This contract is also for a period of three years and is coterminous with the SPP contract. NSP will utilize its rights under the Minneapolis/St. Paul, Iowa, St. Louis 345 kV Interconnection Agreement (the "East Line Agreement") to move power from the Montgomrey, Missouri substation to the NSP service area. The East Line is jointly owned by NSP, Ameren, Alliant and Mid American. Each party owns a physical portion of the line and has the right to use the entire line. Specifically, under the East Line Agreement, NSP owns 100% of the portion of the line from the Twin Cities to the Adams substation at the Minnesota/Iowa border and has a 27% interest in the right to use the line's transmission capacity from designated points all along the line from the Twin Cities to St. Louis. In this case, the point at which NSP has elected to receive power pursuant to its right to use the entire East Line is at the Montgomrey substation, from which point it will deliver the power to any point in NSP's service area, typically to Minneapolis/St. Paul, Minnesota area/71 (see the red line on Exhibit 3.5).

     The combinations of these agreements provide a single contract path (via two distinct contracts) by which SPS can move 100 MW of power from its transmission system to NSP's transmission system. The Northbound Path is approximately 500 miles (from the Elk City substation to the Montgomrey substation)./72 The Xcel operating companies have all rights needed to move power from the border of the SPS system (either at Elk City or Oklaunion) to the border of the NSP system at the Montgomrey substation in Missouri.

----------
71 Like the SPS and PSO/CSW transmission systems, NSP's transmission system extends beyond its service area border.

72 The distance from the Oklaunion substation to the Montgomrey substation is approximately 550 miles.

----------

     The Northbound Path will provide NSP, which is a net purchaser of energy in both summer and winters seasons, the opportunity to import power from SPS to NSP during those seasons (as well as throughout the year during periods when the incremental cost of SPS generation is lower than NSP's) pursuant to the Joint Operating Agreement. The Northbound Path interconnects and integrates the NCE and NSP systems in the same manner as the contract path found acceptable by the Commission in the AEP/CSW Order. At 100 MW, the Northbound Path represents a slightly greater proportion of Xcel's total utility generating capacity than the amount reserved between AEP and CSW.

     Certain PSO upgrades will be required with respect to the Northbound Path. The upgrades will be made by PSO pursuant to the transmission service agreements that have been executed by SPS under the SPP Open Access Transmission Tariff.

     The Applicants initially proposed that the Northbound Path be a 200 MW firm path, as compared to 100 MW firm path, as 200 MW could be physically moved between the two systems on a firm basis and would result in additional savings. However, preliminary analysis of this scenario indicated that the loss in available capacity in the NSP destination market was likely significant enough to cause a potential screen failure under FERC's guidelines related to market power, which could have resulted in NSP being required to divest a portion of its generation assets. Because NSP is currently acquiring additional generation resources, divestiture would be inconsistent with its growing need for energy and capacity to serve its customers. Thus, the Applicants chose to have the Northbound Path be a 100 MW firm path from SPS to NSP, which does not result in the same concern./73 The 100 MW Northbound Path will serve to reduce the operating costs by allowing for firm power transfers from SPS to NSP, creating projected savings of $24 million over the next ten years.

     The Joint Operating Agreement

     The Joint Operating Agreement will integrate the generating resources of NSP, NSP-W, PSCo and SPS (individually, an "Operating Company" and collectively, the "Operating Companies"). More specifically, the Joint Operating Agreement sets out the framework for the coordinated planning, operations, and maintenance of generation resources (both owned and purchased), and coordinated wholesale marketing activities of the Operating Companies./74 It also provides for the allocation of associated costs and benefits.

----------
73 Also, the Northbound Path (like virtually every firm contract path) has some market concentrating effects as a result of the loop-flows, as well as market de-concentrating effects. For this reason, Applicants initially supported the Northbound Path as a separate option from MISO in their filing for FERC approval of the Merger. If FERC had not approved the Northbound Path without a hearing, the Applicants would have requested FERC and the SEC to approve the Merger without the Northbound Path. The issue is now moot as the FERC unconditionally approved the Merger without a hearing.

74 Cheyenne is not a part to the Joint Operating Agreement as it does not operate any generation assets or make any wholesale sales. Thus, Cheyenne has no owned generation resources subject to integration as a result of the Merger.

----------

     An Operating Committee will have overall responsibility for administering the Joint Operating Agreement. The Operating Committee will be comprised of a representative of each of the Operating Companies and New Century Services, which will act as the agent for the Operating Companies.

     In accordance with the terms of the Joint Operating Agreement, New Century Services will undertake a number of activities involving the coordination of the generating resources of the Operating Companies, including the following:

          (a)  evaluating  and making  recommendations  concerning  additions of generating  facilities  or  capacity  to be  owned  by,  or under
               long-term   contract,   to  an  Operating  Company   ("Generation
               Resources") in order to meet the load requirements of the Operating Companies;

          (b) coordinating the planning and design of Generating Resources to be installed or acquired by the Operating Companies;

          (c) coordinating the operation and maintenance of Operating Companies Generating Resources;

          (d) coordinating the economic dispatch of Generating Resources for the Operating Companies;

          (e) conducting system purchases and sales and off-system marketing on behalf of the Operating Companies;

          (f) developing all bills and billing information among the Operating Companies under the Joint Operating Agreement;

          (g) acquiring and coordinating the provision of transmission and ancillary services from affiliated and non-affiliate transmission providers for use with respect to transactions by or among Operating Companies;

          (h) operating and maintain a central generating control center to achieve these purposes, and such additional generation control centers as the Operating Companies may require; and

          (i) reassigning transmission services obtained for wholesale merchant purposes on behalf of any Operating Company.

     Section 7.2 of the Joint Operating Agreement provides for the coordinated operation of each of the Operating Companies' resources. While preserving the pre-Merger dispatch priorities applicable to each company's resources to allay any possible state regulatory concern regarding cost-shifts among the Operating Companies, this section further provides that "the Control Areas will be dispatched on a coordinated basis in real time to minimize total generation costs for the Operating Companies, subject to the availability of Firm Transmission Entitlements or other transmission arrangements linking the Operating Companies' Control Areas or other transmission services."

     The Joint Operating Agreement also contains service schedules providing for actual power transactions among the Operating Companies or by the Operating
Companies acting jointly with non-affiliated third parties. Specifically, Service Schedule A provides for the sale of capacity and associated energy sales by one Operating Company to another. Service Schedule B provides for energy-only sales by one Operating Company to another. Service Schedule C provides for system sales and purchases, and off-system marketing (i.e., not involving the generating resources of the Operating Companies) with non-affiliated third parties. Service Schedule D provides for the allocation of costs and revenues associated with any firm transmission paths that the Operating Companies may obtain to link their systems.

     Applicants note that NSP and NSP-W currently coordinate the planning, construction, operations and maintenance of their electric supply facilities on an integrated basis and operate as a single coordinate electric system pursuant to an Interconnection and Interchange Agreement dated September 17, 1984, as subsequently modified and supplemented (the "NSP Interchange Agreement). For this reason, NSP and NSP-W are treated as a single Operating Company under the Joint Operating Agreement for virtually all purposes. The Joint Operating Agreement is intended to be in addition to, and not in lieu of, the NSP
Interchange Agreement. Yet, in the event of an inconsistency, the Joint Operating Agreement will control.

     Applicants submitted the Joint Operating Agreement to FERC concurrently with their application to merge. FERC in the FERC Merger Order accepted the Joint Operating Agreement for filing without modification, only conditional on the consummation of the Merger. FERC has jurisdiction over the actual power transactions set out in the Joint Operating Agreement. The costs for various non-power transaction activities (e.g., for joint planning) will likely be incurred at the service company level and allocated in accordance with the SEC-jurisdictional service agreements.

     MISO

     MISO is a voluntary non-profit corporation and, as FERC has recognized, MISO is unique in that it "began through a consensual process and was not driven by a pre-existing institution."/75 MISO's participants include various transmission-owning electric utilities ("Transmission Owners") located in the Midwest. The initial Transmission Owners currently are Ameren Corporation (which includes Central Illinois Public Service Company and Union Electric Company), Central Illinois Light Company, Cinergy Corporation (which includes PSI Energy, Inc., Cincinnati Gas & Electric Company and Union Light, Heat and Power
Company), Commonwealth Edison Company, Hoosier Energy Rural Electric Cooperative, Illinova Corp., LG&E Energy Corp. (which includes Louisville Gas and Electric Company and Kentucky Utilities Company), Southern Illinois Power Cooperative, Southern Indiana Gas & Electric Company, Wabash Valley Power Association and Wisconsin Electric Power Company. MISO is expected to commence operations in mid-2001.

     As presently constituted (excluding the NSP companies and SPS), MISO will have a service territory that includes portions of Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio and Wisconsin and two regional reliability councils (East Central Area Reliability Coordination Agreement ("ECAR") and Mid-American Interconnected Network ("MAIN")). MISO will control 45,000 miles of transmission facilities which represent approximately $6.5 billion in capital investments, and approximately 70,000 MW of generation assets will be located within the MISO region. With the addition of the NSP companies and SPS, MISO's transmission facilities will expand significantly to include portions of Minnesota, North Dakota, South Dakota, Texas, New Mexico, Oklahoma and Kansas, and generation assets in the MISO region will exceed 80,000 MW. Also, Alliant Corporation, on behalf of Wisconsin Power & Light Company, Interstate Power Company, IES Utilities, Inc. and South Beloit, Water, Gas and Electric Company, is seeking FERC approval to become a participant in MISO.

     On September 16, 1998, FERC conditionally approved the formation of MISO by authorizing the transfer of jurisdictional facilities from the Transmission Owners to MISO, and accepting the MISO Tariff and MISO Agreement for filing./76

----------
75   RTO NOPR at 33,693.

76 Midwest Independent Transmission System Operator, Inc., 84 FERC P. 61,231 ("MISO Order"), reconsidered and clarified, 85 FERC P. 61,250 ("MISO Clarification"), order on rehg, 85 FERC P. 61,372 (1998) ("MISO Rehearing Order"). In accordance with Order No. 2000, those utilities participating in MISO, individually or jointly with other entities, must submit a filing with FERC by January 15, 2001 explaining how MISO has the characteristics and performs the functions of RTOs as set out in the final RTO rule. See Order No. 2000 at 31,223.

----------

     MISO will develop all necessary operating procedures and have authority over approving transmission requests, implementing curtailment of transmission or requiring redispatch of generation with transmission. MISO's duties will include calculating available transmission capability and maintaining OASIS information. MISO will monitor real-time data to determine whether any control areas are experiencing generation capacity deficiencies. MISO also will control transmission maintenance. Integration of generation will be facilitated at the MISO level through various methods/77 and through coordinating the maintenance (outage schedules) of generating units to assure that they minimize the impact on transmission capability. Thus, entities participating in the MISO will interconnect and integrate their systems in a joint effort to promote regional deployment of certain operating functions, security and redispatch functions and scheduling functions so as to enhance efficiencies across this broad regional market.

     In joining MISO, New NSP, NSP-W and SPS will transfer control of their respective transmission systems to MISO and become subject to the MISO Tariff and Bylaws. Thus, like the tight power pool arrangements that formed the basis for findings of integration by the Commission in UNITIL and Conectiv, the transmission facilities of these entities will be under common management and control along with those of other MISO members. Transmission will be centrally coordinated so as to maximize transmission capacity. Further, transmission constraints will be alleviated through regional redispatch of generation so that the system can operate at maximum efficiency. Transmission upgrades will be planned on a regional basis to assure the most economic means of relieving constraints over the long-run are achieved. The greater the transmission capacity, the greater the ability the NSP companies and the NCE Operating Companies will have to obtain low cost sources of generation throughout the MISO region and to arrange for power transfers from one another. Finally, removal of rate pancaking throughout the MISO regional tariff, which provides for a single regional rate, will remove economic barriers in reaching more distant sources of generation supply. Thus, the efficiency of centralized transmission management and pricing will directly create greater purchasing efficiencies in obtaining power for Xcel's customers./78

----------
77 MISO will have some control over the generation of the Transmission Owners. As stated by the Transmission Owners of MISO in their application to FERC, MISO will possess authority over generation to the extent "generation affects transmission." In particular, MISO will solve transmission congestion through curtailments, generation redispatch and (as a last resort) load shedding. MISO will use redispatch to prevent the curtailment of scheduled firm and network transmission service and the costs of redispatch will be shared among all load including bundled native load on a pro rata basis rather than directly assigned to specific transmission customers. MISO members that own generation will be required to offer redispatch service pursuant to cost-based rates on file with FERC, and MISO will select the least-cost option for redispatch. When requests for new firm service cannot be accommodated under current operating conditions, MISO will facilitate transmission capacity reassignment (by posting bids electronically on a real-time basis) and transmission capacity expansion by generation redispatch (by identifying generators that could relieve the constraint by increasing or decreasing their output). When a system emergency arises, however, MISO will take whatever actions are necessary to maintain the reliability of the Transmission System, including curtailments. MISO Order at 62,162.

78 As noted previously, this result was recognized by FERC in its Order No. 2000 at p. 31,174, where FERC stated: "A main reason that an RTO can expand the marketplace for generation to a large region is that an RTO can implement non-pancaked rates for each transaction. A wider area served by a single rate means more generation is economically available to any customer which means greater competition for energy."

----------

     The impact of joining MISO on Applicants' combined operations is best demonstrated by way of an example. Currently, NSP buys power from the market to meet its customers' energy needs. A key limiting factor in all purchases is the need to arrange for and the associated cost of transmission. It is common for NSP to arrange a purchase from the Cinergy hub, which is a liquid market that permits critical hedging against volatile price swings. However, because of transmission cost differentials, NSP typically finds nearby power more economical by the time delivery is expected. NSP then sells its position in Cinergy and buys from neighboring markets at a higher energy price but a lower overall price (energy plus pancaked transmission). Under MISO, NSP will be able to keep and to take delivery from Cinergy, as there will be no incremental transmission cost to make transmission uneconomical. With SPS in the same RTO, the purchase could be made jointly and dispatched to the entity whose load requirements indicate a need for the energy. Again, there would be no transmission price differential, and the power could flow freely to either NSP or SPS. In this way, both operating companies achieve economies associated with access to low-cost power as well as efficiencies in the economic use of this power supply. Without common MISO membership, pancaked transmission rates would create differences in the ultimate purchase decision that would make such coordinated arrangements more difficult and less efficient. Moreover, MISO membership will permit the necessary transmission arrangements to be made with MISO as the sole transmission provider.

     Accordingly, when the NSP companies and SPS become members of MISO, they will be able to transmit power between their two systems at nonpancaked rates - specifically, at an incremental cost which is the same per unit cost involved in shipping power within their respective systems./79 Since all market participants in MISO can similarly move power at no additional cost of transport, the MISO Tariff makes choice of power supply across a broad region economically feasible for the Applicants. As this occurs, Applicants' integration of generation will be efficiently accomplished in the marketplace, through the ability to access potentially 100,000 MW of generating capacity rather than merely seeking opportunities to exchange power with one another. When the NSP companies and SPS believe such opportunities exist, they will successfully lower their total energy costs to customers through their joint participation in energy markets.

-----------
79 There are gaps in the contiguous borders of MISO; however, any charges incurred for flows across those borders would produce a relative small cost differential when compared with a traditional rate pancake across multiple service territories; as a consequence, the transactions will still be economically feasible. In fact, there is currently an intervening utility between SPS and MISO. As explained below, SPS intends to obtain a contract path across the intervening utility service area so that it is interconnected directly with MISO, although the need for this path may be obviated in the event that the presently contemplated combination of MISO and SPP reaches fruition.

----------

     As noted above, Applicants anticipate that MISO will have attracted additional members by the time it becomes fully operational, which will permit SPS to be directly interconnected with MISO through intervening utilities. For example, if the Southwest Power Pool (i.e., SPP) becomes part of MISO, there would be a contiguous MISO transmission region between SPS and NSP.
Alternatively, if MAPP members join MISO consistent with recent agreements between the two, there may be a direct link to Sunflower Electric Cooperative, Inc. through the Holcomb-Potter segment of the tie-line if Sunflower and other directly connected members elect to participate in MISO. However, in the event that SPS does not become directly interconnected with another MISO member, SPS intends to obtain a firm, 200 MW bi-directional transmission path from the point at which its system interconnects with Public Service Company of Oklahoma ("PSO") to the point at which PSO interconnects with Ameren and MISO. This path is referred to herein as the "MISO Interconnection." SPS has contracted for this path from the SPP under its open-access transmission tariff.

     Absent anticipated changes that result in a direct interconnection between SPS and another MISO member, Applicants will implement their plans and agreements already executed for the MISO Interconnection. In the event that Applicants need to establish the MISO Interconnection, they will attempt to enter into arrangements with PSO or the SPP to facilitate third-party use. Specifically, they will attempt to make arrangements so that the interconnection path will be treated as part of SPS's system, and therefore subject to MISO's tariff. Transmission customers would then be able to arrange service over the path through MISO.

                                    * * * * *

     The foregoing discussion was intended to provide background and overview of how NSP and NCE will be integrated through a contract path and through the Joint Operating Agreement and how that integration will be facilitated through the common membership of the NSP companies and SPS in MISO. Each of the four integration standards of Section 2(a)(29)(A) is discussed specifically below.

                         (a)     Interconnection

     The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Historically, the Commission has focused on physical interconnection through facilities that the parties owned or, by contract, controlled./80 As early as 1978, however, the Commission indicated that joint participation in a power pool could be the basis for a finding of integration./81 To date, the Commission has found interconnection through memberships in "tight" power pools and ISOs./82 These findings are consistent with the recommendation of the 1995 Study that the Commission "adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation."

----------
80   See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
     1990) ("Northeast Utilities") at n.85, supplemented, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC., 972 F.2d 358 (1992) (Northeast had the right to use a Vermont Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate.); Centerior Energy Corp., Holding Co. Act Release No. 24073
     (1986) (Cleveland Electric Illuminating Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Area Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo was a CAPCO line with segments owned by each of the three named utilities.); Cities Service Power & Light. Co., 14 S.E.C. 28, 53 n.44 (1943) (two companies in the same holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).

81 See AEP, supra ("The pooling issue is one aspect of the major debate, . . . as to what should be the future structure of the electric utility industry. We will not undertake to resolve these issues since they are beyond our mandate in this case and because they are within the province of the Congress and the Department of Energy.").

82 See, e.g., UNITIL Corp., supra (interconnection through NEPOOL), and Conectiv, Inc., Holding Co. Act Release No. 26382 (Feb. 25, 1998) (interconnection through PJM, Inc.). See also Yankee Atomic Elec. Co., 36 S.E.C. 552, 565 (1955); Connecticut Yankee Atomic Power Co., 41 S.E.C. 705, 710 (1963) (authorizing various New England companies to acquire interests in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the companies).

----------

     The 1995 Report further recommended that the Commission should increasingly rely on an acquisition's demonstrated economies and efficiencies, rather than upon physical interconnection, to meet the integration standard. The Report noted that the 1935 Act provides the necessary flexibility and that the application of the integration standards must be able to adjust in response to changes in the state of the art. The Report concluded that it would be a logical extension of prior orders for the Commission to find that wheeling and other forms of sharing power (such as reliability councils and proposed regional transmission groups) also qualify as interconnection. This recommendation is particularly significant in view of the recent RTO Order, which will cause the development of regional transmission grids that will bring even more distant utilities closer together.

     As explained above, the NSP Electric System and the Primary System of NCE will be "physically interconnected or capable of physical interconnection" through membership in MISO and by means of the Northbound Path.

     The Northbound Path, in and of itself, satisfies the physical interconnection requirement of Section 2(a)(29)(A). The Commission in the past "has reasonably construed this requirement to be satisfied in cases... 'on the basis of contractual rights to use a third-party's transmission lines...'" Madison Gas and Electric Company v SEC, supra at 1340. See also Centerior, supra (The physical interconnection requirements of [Section 2(a)(29)(A)] are met if the two service areas are connected by power transmission lines that the companies have the right to use whenever needed."). Dicta in a series of Commission decisions states that contract rights cannot be relied on to integrate two "distant" systems. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), citing UNITIL Corp., supra; Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991); Centerior Energy Corp., supra. In the Applicants' view, it would be incorrect to interpret these statements to mean that a firm contract path might not meet the "physical interconnection" requirement because of its length. In both UNITIL and Northeast Utilities, the Commission explained that the reason a contract path might not "integrate" two distant utilities was due to the "single area or region" requirement of Section 2(a) (29)(A). UNITIL, supra at n.30; Northeast Utilities, supra at n.75. The Commission did not hold in any of these cases that the length of a firm contract path was relevant in determining whether the "physically interconnected or capable of physical interconnection" requirement of Section 2(a)(29)(A) was met. Such a holding would be contrary to the literal language of
Section 2(a)(29)(A), and would ignore both the technological and commercial developments in the industry that have occurred since the enactment of the Act. The Commission recently confirmed the Applicants' view on this issue in the AEP/CSW Order, in which the Commission stated: "We did not hold in any of these prior cases that the length of a contract path was relevant in determining whether the interconnection requirement of Section 2(a)(29)(A) was met. Such an approach would be inappropriate in view of the express language of Section 2(a)(29)(A) as well as technological and commercial developments that have made feasible the transmission of power over longer distances."

     NSP and NCE also will be "physically interconnected or capable of physical interconnection" through their common membership in MISO. Commission precedent supports a finding of interconnection through an ISO such as MISO./83 In 1992, the Commission approved the merger of UNITIL Corporation with Fitchburg Gas and Electric Light Company, based on their common membership in NEPOOL,/84 a regional power pool that was the basis for a FERC approved ISO and associated power exchange./85 UNITIL and Fitchburg were not connected through transmission lines that they owned. Rather, as the Commission noted in its order:

----------
83 Such findings would also appear consistent with Applicants' position in their FERC application and the following statement in the FERC Merger
     Order: "Upon joining MISO following consummation of the merger, Xcel Energy's northern zone, consisting of New NSP Utility and NSP-W, will be physically interconnected with its southern zone, consisting of SPS, through the transmission system of MISO."

84 New England Power Pool, 79 FERC P. 61,374 (1997); New England Power Pool, 83 FERC P. 61,045 (1998).

85 MISO differs from how NEPOOL was initially structured as a tight power pool in that NEPOOL provided for centralized dispatch, within a single routed area, of the generating assets of the NEPOOL members. However, as explained below, this difference is not relevant to whether two entities are "physically interconnected or capable of physical interconnection."

----------

          Access to and use of the regional transmission network, which is owned by the larger New England utilities, is provided by the NEPOOL Agreement and by transmission rate schedules and contracts filed with the Federal Energy Regulatory Commission.

          In this matter, the Companies are indirectly interconnected through NEPOOL-designated transmission facilities ("PTF") and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliate companies. The Commission has previously found a system to be "capable of physical interconnection" on the basis of contractual rights to use a third-party's transmission lines.

          This matter differs from prior orders in that there will be no particular line through which transfers of power will be made among the Companies. Instead, power will be delivered through a nonaffiliate system and a transmission charge will be paid to the owner of the facilities. On the facts of this matter, the Commission is satisfied that the Companies' contractual arrangements for transmission service establish that the UNITIL electric system will satisfy the physical interconnection requirement of the Act.

     With respect to the "other separate agreements with nonaffiliate companies" described above, the Commission by footnote explained that Fitchburg obtained primary transmission service from New England Power Company ("NEPCO") under the NEPOOL Agreement and through NEPCO's FERC Tariff Number 3, which provided for non-firm service. The Commission went on to note that Fitchburg was eligible to use NEPCO's FERC Tariff No. 4/86 should Fitchburg and UNITIL Power conduct more power sales or swaps. In 1998, based on UNITIL, the Commission found that Delmarva Power & Light Company and Atlantic Energy, Inc. met the physical interconnection requirements of Section 2(a)(29)(A) through their common membership in PJM Interconnection, LLC ("PJM"), which was a regional power pool and the first FERC-approved, operational ISO./87 Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

     The facts of this case similarly establish physical interconnection under the UNITIL precedent and its progeny. Access by NSP and SPS to the regional transmission network of MISO will be provided by the MISO Agreement and MISO Tariff, which have been filed with FERC. Also, like UNITIL Power and Fitchburg, NSP and SPS will have "other separate agreements with nonaffiliate companies" - namely; the firm Northbound Path for 100 MW, and the nonfirm arrangements that Applicants may arrange as described below under "Coordination." In particular, MAPP has an open-access transmission tariff, Schedule F, that may provide an alternative path for transactions between SPS and the NSP companies. Moreover, in the present case and like UNITIL, "power will be delivered through a nonaffiliate system" (i.e., MISO) and "a transmission charge will be paid to the owner of the facilities". As noted above, MISO will have functional control over the transmission systems of NSP, NSP-W, SPS and other members of the MISO. As was the case in UNITIL, the NSP companies and SPS will be able to readily obtain transmission services at non-pancaked rates to exchange energy with each other or to access the market collectively as either a buyer or a seller. For these reasons, Applicants believe that the Xcel Electric System will be "physically interconnected or capable of physical interconnection."

     As shown by Exhibit E-13, the powers and responsibilities of MISO over the transmission assets of members of MISO will be virtually identical to those today of NEPOOL and PJM over the transmission assets of their respective members. Applicants note that MISO differs from NEPOOL in UNITIL and from PJM in Conectiv in that NEPOOL and PJM were both "tight" power pools at the time of the Commission's decisions, in that the generation assets of all members of NEPOOL and PJM were centrally dispatched and controlled. Applicants acknowledge the relevance of generation control for purposes of evaluating whether the system is operated as "a single interconnected and coordinated system" under Section 2(a)(29)(A), but do not believe it is relevant as to whether the system is "physically interconnected or capable of physical interconnection."/88

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86   Under FERC Tariff No. 4, Fitchburg would receive firm transmission service.
     Amendment No. 11 to Form U-1 of UNITIL  Corporation,  File No. 70-7628,  at
     55.

87   Pennsylvania  - New Jersey -  Maryland  Interconnection,  81 FERC P. 61,257
     (1998).

88 The relationship between physical interconnection and coordinated system is examined in The North American Co., 11 S.E.C. 194, at 241-42 (1942). The only physical interconnection between four small service areas and a North American subsidiary, Illinois Iowa Power Co., was through facilities operated by Central Illinois Public Service Co., a nonaffiliated company. The small properties were held to be physically interconnected with the subsidiary but not part of a coordinated system because most or all of the power for sale in these service areas was purchased from Central Illinois and there was no central control: "Thus, even though we find physical interconnection exists or may be effected, evidence is necessary that in fact the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the renting of power." Moreover, as previously noted, NEPOOL and PJM have restructured into ISOs. Indeed, both organizations have established or are in the process of establishing associated power exchanges.

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                         (b)     Coordination

     Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system, "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." See, e.g., Conectiv, supra, citing The North American Company, Holding Co. Act Release No. 3466 (April 14, 1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686
(1946). The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id., (citations omitted). Applicants submit that the coordination requirement is satisfied, as evidenced by the AEP/CSW Order, through such measures as coordinated generation operations; coordinated transmission operations, coordinated marketing efforts, both as a buyer and seller of electricity; the integration of administrative and general services and programs; and gas/electric convergence type measures, which will lead to lower costs for gas as a fuel for the generation of electricity.

     This is not a matter of first impression. Nearly a decade ago, the Commission found, and the courts agreed, that the coordination requirement could be satisfied even if power never flowed between two parts of the system. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). Environmental Action involved the acquisition by a holding company of an interest in an electric generating plant ("GenCo"). The intervenors argued that the acquisition did not satisfy the standards of the 1935 Act because, among other things, the system's existing electric utility company ("UtilCo") had represented that it might purchase up to twenty percent of GenCo's capacity if, and only if, the price of such power was competitive in the market. The Court of Appeals noted that the GenCo might not purchase any of GenCo's output but, nonetheless, concluded that the Commission had correctly found that UtilCo and GenCo could be operated as part of a coordinated system, within the meaning of the Act. Id. at 1264-65, citing Electric Energy, Inc., Holding Co. Act Release No., 13871 (Nov. 28, 1958) (the companies sponsoring the construction of a generating plant only pledged to buy any surplus energy remaining after the plant had supplied the needs of the major purchaser, a nonaffiliated government agency). More recently, the Commission found similar types of coordinated operational and administrative functions to constitute "de facto" integration. Sierra Pacific Resources, Holding Co. Act Release No. 27054 (1999). Moreover, the coordination of administrative functions and joint marketing activities were crucial factors in the Commission's determination that the coordination requirement was satisfied in Sempra and NIPSCO.

     Moreover, in applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (Mar. 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied, 354 U.S. 928 (1957) (integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); North American Company, Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired). See also NIPSCO, supra (functional merger of Bay States and NIPSCO gas supply department through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.")

     Applicants will satisfy the coordination requirement in several ways.

     First, in light of the developments that have occurred in the electric utility industry and the regulatory framework that applies to it, which have been detailed above, the coordination of utilities can occur through the market and contractual arrangements. The Joint Operating Agreement will provide the contractual operating framework for the Xcel Operating Companies to coordinate and transact with each other.

     Under the agreement, the generating systems of the Xcel Electric System will be operated as a single interconnected and coordinated system. Specifically, New Century Services, as agent for the Operating Companies, will coordinate the planning, operation and maintenance of generating capacity resources and the dispatch of electricity throughout the combined system of NSP and NCE. This will be accomplished through a central generation control center that, through a common software system, will direct the dispatch of the entire Xcel Electric System. Under this arrangement, the system dispatcher will dispatch the generation units of the Xcel Operating Companies and those plants under long-term contract to which the companies effectively dispatch generation, as needed to meet native load and will arrange for economy energy sales (provided for in Schedule B of the Joint Operating Agreement) between Operating Companies where such sales will lower the operating costs of the purchasing Operating Company. Although such dispatch will be facilitated by the completion of the tie-line between PSCo and SPS, it will be possible to perform such dispatch and exchange power under the Joint Operating Agreement even prior to the completion of the tie-line. New Century Services will be able to obtain both firm (mostly short-term) and non-firm transmission between the PSCo and SPS systems needed to engage in transactions under the Joint Operating Agreement, once it becomes effective. For example, in the past, PSCo and SPS exchanged power over a transmission tie owned by Public Service Company of New Mexico. The current transmission and exchange of power between PSCo and SPS is facilitated by their participation in the Western Systems Power Pool ("WSPP"), which, as noted previously, is an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among more than ninety member utilities and marketers./89

     To allay any concerns that state commissions and FERC may have, such intra-system sales will not be made if the purchasing Operating Company has a better purchase opportunity, or the selling Operating Company has a better sales opportunity. Schedule A of the Joint Operating Agreement likewise provides for short-term capacity and associated energy sales between Xcel Operating Companies, subject to the same limitations. The Joint Operating Agreement also provides for joint generation planning and the common procurement of resources, although again the agreement addresses potential state concerns by making explicit that any resource additions will comply with applicable state procurement requirements. Additionally, the Joint Operating Agreement also vests the agent, New Century Services, with the responsibility of arranging joint sales and purchases of electricity, as described below, and makes provision for the allocation of associated costs and revenues./90 The Joint Operating Agreement, with its protections, also will benefit customers as more and more power is purchased from the market. Currently, both NSP and PSCo are capacity short and will have opportunities to coordinate contracting of purchases to meet the energy needs of their customers. The Joint Operating Agreement will allow joint procurement to take advantage of weather and economic diversity as well as scheduling of plant outages.

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89   While  the  completion  of the  tie-line  between  PSCo and SPS will  fully integrate their two systems, Applicants note that PSCo and SPS have been operating on a coordinated basis since the completion of their merger in 1997 that resulted in the formation of NCE. As stated in the Form U-1 relating to the combination of SPS and PSCo (File No. 70-8787), SPS and PSCo estimated net savings from their combination over a ten-year period commencing in 1997 in excess of $500 million exclusive of savings that would result from the tie-line. These savings were to be derived from combined corporate programs, joint procurement of fuel and non-fuel items and labor cost savings. NCE is on target to achieve these savings. Today, through New Century Services and a joint electric trading operation, SPS and PSCo are being run on a combined basis, with the only significant exception being that their generating assets are not being jointly dispatched on an economic basis. Currently, PSCo and SPS load and generation data is located in Denver where traders can evaluate purchase and sale decisions to optimize generation assets.

90 This philosophy is consistent with the treatment of affiliate transactions involving non-power goods and services, which are subject to the Commissions' jurisdiction under Section 13 of the Act. See, e.g., Rule 88(a) (service companies required to be so organized as to be able to provide services, construction, or goods "at a reasonable saving over the cost of comparable services or construction performed or goods sold by independent persons").

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     Second,  the  Xcel  Operating   Companies  will  coordinate  through  joint
marketing efforts, both as a buyer and seller. System dispatchers will continually monitor the generation needs and capacity of the NSP and NCE systems. This will include the NSP companies, SPS and PSCo. The Xcel Operating Companies already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. The rapidly evolving wholesale power markets surrounding the energy industry will allow NSP and NCE to operate their generation assets as a single system by buying and selling power to decrease the overall production costs of the two systems. The diversity of weather, time, fuel supply and localized economic conditions will create opportunities to allocate resources more efficiently. This can be accomplished without the need to actually move power from the NSP system or NCE system to the other company's system. Power can be delivered to and from the systems by third parties using their transmission systems. The 100 MW Northbound Path will facilitate the ability of the entities to coordinate their systems by assuring the ability to move power even when there are transmission constraints.

     The Northbound Path is not the only means for NSP and NCE to engage in these efforts: the NSP companies, SPS and PSCo presently trade in other common markets, which can be accessed post-merger. For example, the NSP companies and NCE Operating Companies both hold capacity contracts with Basin Electric Cooperative. In 1998, NCE purchased 200MW of capacity from the Laramie River Station. PSCo recently added an additional 136 MW. NSP contracted for 65 MW of seasonal capacity from Basin as well as entering into an ongoing energy only agreement which allows NSP to purchase system energy from Basin. Because Laramie River Station is located at the intersection of the Eastern and Western Interconnections, it is equipped to sell power in both directions. In the future, joint purchases could be made and dispatched to the operating companies that would provide the greater benefit. Weather diversity would make these purchases more economically efficient as changes in daily and hourly load forecasts can be accommodated by joint purchasing and coordinated dispatch. In addition to Basin, both PSCo and NSP have made significant purchases from WAPA in the past. In 1997, NSP purchased 252,332 MWh from WAPA. During this same time period, the NCE Operating Companies purchased 559,121 MWh from WAPA. Given WAPA's location on the border of the Eastern and Western Interconnects, it will serve as a market for coordinated trading activities. This ability to diversify supply over a broader region with diverse weather and time zones is how companies can best achieve the benefits of economic integration in a market-based commodity like electricity. The NSP companies and NCE Operating Companies also anticipate making use of the burgeoning power markets and their associated volatility to maximize efficiency and coordination on their systems.

     Again, the Joint Operating Agreement provides the framework for these types of activities. Pursuant to Schedule C (System Sales and Purchases, and Off-System Marketing), New Century Services as the Agent will have responsibility to engage in wholesale sales and purchases on behalf of the Xcel Operating Companies on an individual company and collective basis. The coordination of these activities under the Joint Operating Agreement is expected to result in savings for the Xcel Operating Companies and their customers./91

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91   The Joint Operating  Agreement (Schedule D) also vests New Century Services as the Agent under the Joint  Operating  Agreement  with the  authority  to
     acquire  the  necessary   transmission  services  for  wholesale  marketing
     activities with non-affiliates and the system transactions described above.

----------

     These marketing efforts will be further facilitated by the common participation of the NSP companies and SPS in MISO. For example, NSP and NCE will be able to use the diversity between their systems to buy and sell in common MISO markets such as Ameren to optimize their use of this market, acting, in effect, like their own trading hub.

     Third, as explained further below, the Xcel Operating Companies will be able to achieve efficiencies in the management of their natural gas portfolios. Because PSCo, SPS, and NSP use natural gas to generate electricity, these efficiencies are expected to translate to lower cost for gas as a fuel for electric production, which will benefit electric customers.

     Fourth, the combined system in this matter will be coordinated in a variety of ways beyond simply the coordination of the generation and transmission within the system. Among other things, numerous operational matters and virtually all administrative and general services will be performed for the Xcel System by New Century Services. In addition, the accounting functions of the combined system will be prepared and consolidated through the use of a single system. Xcel will have a single accounting organization which will be managed by a single team in one or more locations. The coordination and integration of the combined system is expected to be further achieved through the coordination and integration of information system networks; customer service; procurement organizations; organizational structures for power generation, energy delivery (which include transmission) and customer relations; and support services. Many of the foregoing functions will be performed by various business units within New Century Services. For example, the Xcel Energy Markets unit will have the responsibility under the Joint Operating Agreement of conducting the joint marketing and trading for all generating resources of PSCo, SPS, NSP and NSP-W. The Enterprise Business unit of New Century Services, with the assistance of Xcel's chief financial officer, will centralize asset management policy decisions, provide an integrated approach to financial decisions and develop an appropriate allocation of resources between new capital investment and routine operation. The Xcel Energy Delivery unit will include a transmission organization, a distribution organization, customer service organization, a planning and budgeting services group, and a customer and community services organization. The Corporate Development unit of New Century Services will provide direction to the Xcel System in areas such as integration, best practices and business re-engineering.

     Also, as has already been discussed, the operation of the transmission systems of the NSP companies and SPS as a single interconnected and coordinated system will be enhanced through joint membership and participation in MISO. Among other things, MISO will develop operating procedures and schedules, approve transmission requests and direct the operation of the transmission grid for all MISO participants. MISO also will coordinate maintenance and planning of the transmission facilities as well as certain generation functions within the MISO system. This degree of coordination and integration of transmission assets is comparable to that presented to, and accepted by, the Commission in UNITIL and Conectiv, supra. Moreover, the availability of transmission under MISO will provide the means to coordinate operations and engage in the joint marketing efforts that are described above./92

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92   Section  2(a)(29)(A) might appear to require that the holding company,  and not a third-party such as MISO, must coordinate the operations of the integrated system. However, such an interpretation of Section 2(a)(29)(A) would be incorrect as shown by UNITIL in which the Commission stated:
     "While the definition reflects an assumption that the holding company would coordinate the operations of the integrated system, the Commission has recognized that "Congress did not intend to impose rigid concepts but instead expressly included flexible considerations" to accommodate changes in the electric utility industry. Thus, the Commission has considered advances in technology and the particular operating circumstances in
     applying  the  integration  standards.   Most  recently,  in  its  decision
     approving the acquisition of PSNH by Northeast Utilities, the Commission noted that "the operation of the generating and transmitting facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." Accordingly, we conclude that the combined electric utility assets in this matter may be economically operated as a single interconnected and coordinated system through the Companies' participation in NEPOOL."

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     As indicated by the language under Section 2(a)(29)(A) that the coordinated system be "economically operated," the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. The question whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was recently addressed by the Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at 1341. The Merger will clearly meet this standard. As explained in Item 3.C.2. below, NSP and NCE estimate that the net savings from the Merger will exceed $1.1 billion over 10 years.

     In the recent AEP/CSW Order, the Commission found that the combined AEP and CSW electric systems (the "New AEP System") met the requirement of economic and coordinated operation under Section 2(a)(29)(A). In response to an argument from an intervenor that the New AEP System would be coordinated solely through a 250 Mw contract path, the Commission noted that the contract path was only one of several ways that the proposed combined system would be coordinated and by footnote explained:

     ". . . the Umbrella Agreements will permit control and coordination of the New AEP System. Our finding of economic and coordinated operation is also supported by other proposed measures: potential intrasystem transfers of capacity and energy; joint trading and marketing; and corporate and administrative coordination."

AEP/CSW Order at fn. 86. Each of these factors exists in the present case. In addition to the 100 Mw Northbound Path, the Joint Operating Agreement, like the Umbrella Agreement in the AEP/CSW Order, will permit control and coordination of the Xcel Electric System. There will be potential transfers of capacity and energy and joint trading and marketing among PSCo, SPS, NSP and NSP-W. Finally, numerous corporate, administrative and operational matters will be performed on behalf of the Xcel system by NCE Services.

     In short, all aspects of the combined system will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction.

                         (c)     Single Area or Region

     As required by Section 2(a)(29)(A), the operations of the Xcel Electric System will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the 1935 Act, the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state./93 The Commission has specifically found that the combining systems need not be contiguous in order for the requirement to be met./94 Rather, the Commission has found that the single area or region test should be applied flexibly when doing so does not undercut the policies of the 1935 Act against "'scatteration' -- [that is,] the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation." NIPSCO, supra (applying single area or region requirement with respect to gas utility system); accord, Sempra, supra./95

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93   In considering  size, the  Commission has  consistently  found that utility systems spanning multiple states satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy, supra), the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1988)), and the principal integrated system of NCE covers portions of five states (with all of its electric operations serving customers in six states) (1997 NCE Order, supra). As early as 1945, the Commission found that the operations of American Electric Power in seven states were confined to a single region or area. American Gas and Electric Co., Holding Co. Act Release No. 6333 (Dec. 26, 1945).

94 See, e.g., Conectiv, supra; cf. 1997 NCE Order, supra (integration test was met where entities planned to build a 300 mile transmission line to interconnect the systems which operated in noncontiguous territories).

95 In Gaz Metropolitain, Inc., the Commission agreed that a single area or region could include areas across international borders. Holding Co. Act Release No. 26170 (Nov. 23, 1994).

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     Moreover,  the Staff has  recommended  that the  Commission  "interpret the
'single  area  or  region'  requirement  flexibly,   recognizing   technological
advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical." 1995 Report at 66, 69. The Staff has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of .
 . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories." 1995 Report at 69. It has also recognized that the concept of "geographic integration" has been affected by "technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. Such advances and developments are breaking down traditional boundaries and concepts of regions. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the 1935 Act] to take into account technological advances." NIPSCO, supra; accord, Sempra, supra.

     The Applicants believe that the Xcel Electric system will satisfy "single area or region" requirement. The Xcel Operating Companies all have their electric operations in the Mid-Continent area of the United States in states that adjoin - Michigan, Wisconsin, Minnesota, North Dakota, South Dakota, Wyoming, Colorado, New Mexico, Texas, Oklahoma and Kansas. Three of the primary Xcel Operating Companies (SPS, NSP and New NSP) will be part of MISO, which will be tasked with operating the regional grid, and the other primary system, PSCo, will be directly interconnected upon completion of NCE's commitments in the 1997 NCE Order. An RTO, such as MISO, effectively defines a region from both an operational and economic standpoint. To reiterate, FERC is promoting RTOs due to operational and economic inefficiencies that presently exist. Generally, from an operational perspective, RTOs will place transmission services in a larger regional market, which is necessary to achieve short-term and long-term reliability, including the authority to direct transmission maintenance schedules and to redispatch generation to ensure the integrity and operation efficiency of the electric grid. The RTO will also ensure proper evaluation of ATC, proper transmission congestion management and proper management of loop flows. By virtue of common membership in MISO, the electric operations of the NSP companies and SPS will be part of the same region.

     Likewise, RTOs create an economic region due to the pancaking of transmission rates and the burden to transmission customers of having to arrange service from multiple providers that would otherwise exist. The result is that RTOs will likely become the primary trading region for RTO members. FERC has recognized the key of RTOs in establishing a trading region among utilities:

     The Commission has long recognized that transmission pricing reform is most effectively accomplished on a regional basis. An RTO would have the geographic scope needed to eliminate pancaked transmission rates within its region. This would broaden the generation market...thereby fostering more competitive markets and lower prices./96

     MISO is organized to be extremely effective in achieving this objective. Quite simply, joint membership in MISO makes all of its members, at the most, one-wheel away./97 That is, the elimination of pancaked transmission rates throughout the MISO region will create a broad wholesale market readily accessible to all members.

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96   RTO NOPR,  FERC Stats & Regs at 33,716.  See also Order No. 2000 at 31,174, where FERC stated: "A main reason that an RTO can expand the marketplace for generation to a large region is that an RTO can implement non-pancaked rates for each transaction. A wider area served by a single rate means more generation is economically available to any customer which means greater competition for energy."

97 In fact, under the MISO bylaws it may be possible for NSP and SPS to be part of a single zone in which case there would be no incremental cost of transmission (or no wheel) for exchanges of power between them.

----------

     Thus, through a common RTO, the NSP companies and SPS will be in the same operational and economic region. These regions created by RTOs are larger than those in the electrical regions of the past for a variety of reasons. First, as previously discussed the technological advances and additions to the transmission network that have occurred since 1935 now permit trading to occur over 1000 mile distances. Second, as explained in detail previously, a large region is necessary to address the inefficiencies and inequities that FERC is seeking to remedy through RTOs.

     Moreover, although PSCo will not be in the same RTO as SPS and the NSP companies, it nonetheless should be considered to be in the same economic region, in light of the historic pattern of trading with Basin Cooperative and WAPA as described above. Upon the completion of Phase II of the tie line, trades into MAPP by PSCo will be further facilitated, and, more importantly, because the interconnection will place PSCo on the border of MISO, PSCo will be able to directly access the MISO region, including NSP, at non-pancaked rates.

     The conclusion that the Xcel Electric System will constitute a single area or region is further supported by the logic of the Commission's definition of "region" used for purposes of its size analysis under Section 10(b)(1). In Entergy, supra, the Commission adopted the applicants' definition of the relevant region for purposes of Section 10(b)(1) to include themselves and those electric utilities directly interconnected with either or both, which, at the time, were their most accessible markets. This region consisting of utilities within "one-wheel" of the merging utilities made sense in light of the barrier that rate pancaking presented in trying to access more distant markets. In today's increasingly competitive world, NSP and NCE do not operate as isolated companies, and their geographic region should be analyzed in terms of their most accessible market, which will be MISO. With the elimination of rate pancaking and with central control of their transmission assets in MISO, the Xcel Electric system will primarily compete within and access the MISO market and will be within "one wheel" of each other under the MISO Tariff. At the time PSCo interconnects its system with SPS, it will be one-wheel away from both SPS and NSP thereby satisfying the test set forth in Entergy.

     The Commission's recent decision in Sempra Energy is also relevant for a commodity business such as the evolving electricity industry. In that decision, the SEC approved Sempra's acquisition of a 90 percent interest in Frontier Energy LLC of North Carolina and considered the combined system to be an integrated system under the Act./98 In that decision the SEC affirmed the existence of a national natural gas commodity market. The SEC pointed out that, when the Act was drafted in the 1930s, the common source requirement meant the same source at the city gate. Now, however, with the changing gas market, it means obtaining gas from the same supply basins. Thus, even though the two systems in Sempra were 3,000 miles apart, the SEC said that its decision did not undercut the Act because the acquisition did not raise the concerns that prompted its enactment.

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98   Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998).

----------

     The logic of this decision is directly applicable to electric mergers because the electric industry is in rapid transition to becoming both a commodity market and an extended retail consumer services industry. As demonstrated above, there are numerous instances where NCE and NSP purchase and sell commodity energy in the same market. These instances will increase with continued growth in wholesale electric power market competition. In Sempra, the SEC concluded that because Sempra and the North Carolina distribution company it was acquiring purchased some natural gas from the same supply basin, they were integrated utilities for Section 11 purposes under the Act. Extending the logic of Sempra to the evolving electricity markets, the systems of NSP and NCE are in a "single area or region" because they purchase and sell energy into the same regional and national commodity markets.

     Moreover, the combination of the NSP companies and the NCE Operating Companies does not contravene the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties that do not lend themselves to efficient operation. As stated in Sempra, supra, "The Act is directed against the growth and extension of holding companies [that] bear no relation to economy of management and operation or the integration and coordination of related operating properties". In the AEP/CSW Order, the Commission found that the combined operations of the AEP and CSW systems would be confined to a single area or region due to the presence of the following four factors: (i) the combined system would be interconnected and susceptible of economic and coordinated operations, (ii) no adverse finding on anticompetitive grounds was necessary under Section 10(b)(1), (iii) the size of the combined system would not impair efficient operation, localized arrangement or effective regulation, and (iv) the merger would result in economies and efficiencies under Section 10(c)(2). These same factors are present in this case. As demonstrated above, the Primary System of NCE and the electric operations of NSP and NSP-W will be economically operated as a single interconnected and coordinated system and no adverse finding is required on anticompetitive grounds under Section 10(b)(1). As demonstrated below, the size of the combined system will not have a adverse effect upon localized management, efficient operation or effective regulation and the Merger will result in economies and efficiencies under Section 10(c)(2).

     Finally, Applicants retained the Pacific Economics Group to determine whether the service territories of NSP and NCE constitute a single region under traditional economic theories. The report of the Pacific Economies Group, filed as EXHIBIT K-1, demonstrates that the companies operate in a single, unified economic region. Pacific Economics Group used a gravity model to demonstrate a high degree of economic interaction in the region including NSP and NCE's service territories. Finally, Pacific Economics further found that the geographic Elzinga-Hogarty market analysis underscores this result, clearly identifying that the companies operate within a distinct economic region. For all of these reasons, the Applicants believe that the Xcel Electric System will be confined to a single area or region, within the meaning of the Act./99

----------
99 As explained below, the Xcel Gas System, which spans the same geographic expanse, is itself an integrated public utility system which by definition is confined "to a single area or region."

----------

                         (d)     Size

     The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation and the effectiveness of regulation. In the instant matter, these standards are easily met. The size of the Xcel Electric System will not impair the advantages of localized management, efficient operation or the effectiveness of regulation. Instead, the Merger will actually increase the efficiency of operations.

     Localized Management -- The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" (Centerior, supra), or where the acquired company's management would remain substantially intact (AEP, supra). The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." AEP, supra.

     The management of Xcel will be drawn primarily from the existing management of NSP and NCE and their subsidiaries. NSP will continue to maintain its corporate headquarters in Minneapolis and will maintain the management structure of its combined subsidiary companies (including the electric operating and other subsidiary companies of NCE) essentially intact. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Xcel will preserve the well-established delegations of authority -- currently in place at NSP and NCE -- which permit the local, district and regional management teams to budget for, operate and maintain the electric distribution system, to procure materials and supplies and to schedule work forces in order to continue to provide the high quality of service which the customers of NSP and NCE have enjoyed in the past. In short, the management structures of NSP and NCE, which are responsive to local needs, will be left essentially intact after the Merger. Accordingly, the advantages of localized management will not be impaired.

     Efficient Operation -- As discussed above in the analysis of Section 10(b)(1), the size of Xcel will not impede efficient operation; rather, the Merger will result in significant economies and efficiencies as described in
Item 3.C.2 below. Operations (as described in Item 1.E.) are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

     Effective Regulation -- The Merger will not impair the effectiveness of regulation at either the state or federal level. The utility subsidiaries of NCE will continue to be regulated by the state commissions of Colorado, Texas, Wyoming, Oklahoma, New Mexico and Kansas with respect to retail rates, service and related matters. The electric utility subsidiaries of NSP will continue to be regulated by the state commissions of Minnesota, North Dakota, South Dakota, Michigan and Wisconsin with respect to retail rates, service and related matters./100 On the federal level, Xcel will be fully regulated as a registered holding company. The electric utility subsidiaries of Xcel will continue to be regulated by FERC with respect to interstate electric sales for resale, transmission services and other matters, by the NRC with respect to the operation of nuclear facilities, and by the FCC with respect to certain communications licenses. The jurisdiction of other federal regulators is similarly not affected.

     Moreover, the Merger Agreement requires approvals from most of the regulatory authorities having jurisdiction over the Xcel Operating Companies as a condition to the consummation of the Merger. Applicants are working closely with such regulators (both state and federal) to obtain the required approvals (as described below in Item 4). Presumably, if the Merger results in an impairment of regulatory authority, the state commissions will not approve it./101

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100  The  NSP  and  NCE   management   structures  are  designed  to  facilitate
     communications with state regulators. Each company has established State offices which have responsibility for regulatory, environmental, and corporate communications and have other external relations purposes. These state offices provide a single point of contact with each of the state regulatory and environmental offices and have the responsibility for handling all regulatory contacts, including making regulatory filings and answering customer inquiries to the regulatory commissions. It is expected that these offices will be left essentially intact after the Merger.

101 In fact, a key aspect of the merger applications is to explain why no such impairment of regulatory authority occurs.

----------

     Also, the FERC Merger Order addressed the potential impact of the Merger on regulation. The FERC stated:

     As explained in the Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
     (SEC). We are also concerned with the effect on state regulation where a state does not have the authority to act on a merger. . . With respect to state regulation, Applicants note that the transaction will be reviewed by the state public utility commissions of Minnesota, North Dakota, Arizona, New Mexico, Colorado, Wyoming and Texas and will not impair regulation in any of these state jurisdictions. In addition, Applicants state that although the public utility commissions of Kansas, Wisconsin, Michigan, Oklahoma, and South Dakota do not have direct authority to approve the merger transaction, each state commission has authority to protect retail customers from the effects of the merger. Applicants maintain that their operating companies will continue to be subject to state regulation after the transaction in each of these jurisdictions. Intervenors, including the public utility commissions of the states of Wisconsin, South Dakota, North Dakota, and Minnesota, raise no issues of adverse impact on regulation.

     Accordingly, in light of the facts and commitments stated above, we are satisfied that the proposed merger will not have an adverse effect on regulation./102

----------
102  FERC Merger Order at 26.

----------

     Summary

     The cumulative effect of the regulatory, technological and economic changes discussed above have significantly changed what is now the "state of the art" in the electric industry. The Commission must respond to these changes realistically in a manner that furthers the national and local energy policies that have developed.

     A rigid reading of the integration requirement was undoubtedly appropriate at a time when ownership or control of the intervening lines was the only way that a utility could move power from its generation assets to its distribution systems. The need for this type of firm physical interconnection has been reduced, if not eliminated, as the distribution systems now routinely contract for power with nonaffiliates and move the purchased commodity power over independently operated or owned transmission lines -- or eliminate the requirement for physical movement of power from the generator to the utility system through use of market swaps, power displacement or other similar techniques. Indeed, a narrow reading of the integration standard could force merging parties to a "Hobson's choice," by requiring unnecessary interconnections that could cause a merger to fail to satisfy FERC's standards for approval.

     In the 1995 Report, the Division recommended that the Commission focus on whether the resulting system will be subject to effective regulation. The Study emphasized that "open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act [and FERC Order No. 888] and the development of an increasingly competitive and interconnected market for wholesale power have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories." The Study further expressed concern that the Act "not serve as an artificial barrier where other energy regulators have determined that an acquisition will benefit utility consumers." Accordingly, the Study concluded that "[w]hen considering any proposed acquisition, the SEC should consider whether the resulting system will impair the effectiveness of regulation. Where the affected state and local regulators concur, the SEC should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met." (Emphasis added.) Under this approach, if the affected States approve a proposed transaction (a condition precedent to the instant Merger), the "effectiveness of regulation" standard would be met.

     In summary, the Applicants believe that the Merger will result in an integrated electric system under the current "state of the art" in the electric industry. The NCE and NSP systems will be physically interconnected through both the 100 Mw Northbound Path and common membership in MISO. Either is sufficient to meet the physically interconnected standard. The two systems will be economically operated as a single interconnected and coordinated system primarily through the Joint Operating Agreement and New Century Services. The two systems will be in the same area or region. Finally, the Merger will not impair localized management, efficient operation or effective regulation. The Merger also will benefit investors, consumers and the public interest and will not give rise to the evils against which the Act is addressed. Accordingly, for the reasons set forth above, the Commission should find that the Xcel Electric System comprises a single, integrated electric-utility system within the meaning of the Act.

          (ii)    Retention of Combined Gas System

     Because the Commission has interpreted the term "integrated public-utility system" to mean a system that is either gas or electric, but not both, it is necessary to qualify the combined gas operations of NSP and NCE (the "Xcel Gas System") under the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

     As shown below, the Xcel Gas System will constitute a single, integrated public utility system. Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The combined gas operations of NSP and NCE satisfy this definition.

     First, both the Commission's precedent and current technological realities indicate that the Xcel Gas System will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply, and utilize common transportation and storage facilities. The gas utility operations of NSP and NCE will operate in a single area or region, as those operations are in the adjoining states of Michigan, Wisconsin, Minnesota, North Dakota, South Dakota, Wyoming, Colorado and Arizona. The Commission has not traditionally required that the pipeline facilities of an integrated gas system be physically interconnected. See, Penzoil Company, Holding Co. Act Release No. 15963 (Feb. 7, 1968) (finding an integrated gas utility system where some gas utility properties were not connected with the rest of the system, but with the facilities of an unaffiliated transmission company from which the system purchased all natural gas supplied to those properties, but not each other). See also, American Natural Gas Company, Holding Co. Act Release No. 15620 n.5 (Dec. 12, 1966) ("It is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection"). Instead, the Commission has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply. See, e.g., Philadelphia Company and Standard Power and Light Company, Holding Co. Act Release No. 8242 (June 1, 1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (Feb. 14, 1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1,
1999) (finding an integrated system where each utility would derive "a significant amount" of gas from two basins and noting that gas can now be obtained by more flexible and efficient means, due to the development of market centers, hubs and pooling points). The Commission also has considered obtaining gas from a common pipeline, North American Company, Public Holding Co. Act Release No. 11530 (finding Panhandle Eastern pipeline to be a common source of supply): NIPSCO Industries, Holding Co. Act Release No. 26975 (Feb. 10, 1999) (finding an integrated system where the applicants had contracted capacity on only one common long-haul pipeline and ten of sixteen individual interstate pipelines on which the applicants' systems had contract capacity intersected at and formed industry-recognized trading hubs), as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply. See, Central Power Company and Northwestern Public Service Company, Holding Co. Act Release No. 2471 (Jan. 6, 1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney." See also, MCN Corporation, Holding Co. Act Release No. 26576 (Sept. 17, 1996) (finding an integrated system where one gas utility would receive 70-90% of its gas supply from the same basin from which two affiliates received 46% and 55% of their supply). Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

     The NSP and NCE gas operations today purchase gas from multiple basins and transport gas on multiple pipelines in order to enhance supply competition and provide increased reliability. However, NSP and NCE purchase significant quantities of natural gas from common supply basins as shown below. As shown below, approximately 75% of the 324.7 Bcf of natural gas purchased by the combined NSP/NCE gas operations during 1998 were from common supply sources (i.e., the MidContinent, Permian and Rocky Mountain basins), with NCE deriving more than 92% of its gas supplies and NSP deriving approximately 36% of its gas supplies from such common sources. The majority of these supplies were delivered off of the Northern Natural Gas Company ("NNG") and Colorado Interstate Gas Company ("CIG") pipeline systems to NSP and NCE, respectively. The pipeline systems of NNG and CIG are directly connected in two locations in the Mid Continent supply basin (i.e., the Hugoton and Anadarko supply basins). Together NCE and NSP hold over 1.5 Bcf of daily capacity and receive peak day deliveries in excess of 1.7 Bcf from the NNG and CIG pipeline systems. NSP and NCE purchase gas from the following major supply basins:


 NATURAL GAS         NCE                            NSP
 FIELD/BASIN        (Bcf)          NCE %           (Bcf)           NSP %
 -----------         ---           -----            ---            -----
Mid Continent        33.7          14.8            27.7             28.5
Permian              58.5          25.7             5.3              5.5
Rocky Mountain      118.7          52.2             1.7              1.8
San Juan              2.9           1               -                -
Denver-Julesburg     13.8           6               -                -
Alberta               -             -              41.9             43.2
Other                 -             -              20.4             21.0
                    -----         -----            ----            -----
Total               227.6         100.0            97.0            100.0

     In addition to the above, NCE and NSP own or have contracted for significant underground gas storage and own local gas peak shaving capacity at numerous locations throughout Colorado, Minnesota, Texas and other Midwestern states. The vast majority of this storage and peak shaving capacity is directly linked or accessible to the NNG and CIG pipeline systems. As a result, these operationally flexible assets have the ability to further integrate the common sources of supply for NCE and NSP. Access to the various storage facilities and pipelines forms a grid upon which the companies can source supply to take advantage of relative shifts in market conditions among the various producing basins.

     The concept of a "common source of supply" is susceptible to a different understanding today than in 1935, when the "single area or region" was generally defined in terms of the pipeline delivery points (i.e., the city gate), where system LDCs purchased their gas. Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999). In Sempra, the Commission recognized "that the relevant inquiry today is whether the system LDCs purchase substantial quantities of gas produced in the same supply basins, and whether that gas is 'deliverable' - in other words, whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis." See also NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (February 10,
1999) (NIPSCO Industries' acquisition of Bay State Gas Company, in which case the Commission held that "[a]lthough the intervening territory between the NIPSCO Operating Companies is significant, we do not believe that the distance contravenes the policy of the Act against scatteration -- the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation").

     In NIPSCO Industries' acquisition of Bay State Gas Company, the Commission recognized that the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "unbundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives, in particular Order 636,/103 which has dramatically altered the way in which local gas distribution companies purchase and ship their required gas supplies. NIPSCO, supra.

----------
103  See 1995 Report, pp. 29-31.

----------

     The Commission has also considered and recognized that another important development affecting the "state of the art" in the natural gas industry has been the creation of a national network of trading hubs and market centers. The development of trading hubs and market centers was a natural outgrowth of FERC Order 436 and 636, which, as indicated, required interstate pipelines to separate, or "unbundle," the commodity and transportation and storage functions of the interstate pipelines.

     In this regard, it is significant to note that, 6 of the 12 individual interstate pipelines (long-haul and regional) on which the NCE and NSP companies have contracted capacity intersect at and form industry recognized trading hubs. These include:

      Name of Hub           Location              Intersecting Pipelines
MidContinent Market    Greensburg, Kansas         ANR Pipeline Co.
  Center                                          KN Energy, Inc.
                                                  Natural Gas Pipeline Co.
                                                  Northern Natural Gas Co.
                                                  Panhandle Eastern PipeLine Co.
                                                  Williams Gas Pipelines

Chalk Bluffs           near Cheyenne, Wyoming     Colorado Interstate Gas Co.
                                                  KN Energy, Inc.
                                                  Westgas Interstate, Inc.
                                                  Williams Gas Pipelines
                                                  Wyoming Interstate Co.
                                                  Trailblazer Pipeline Co.

Buffalo Wallow         near Amarillo, Texas       ANR Pipeline Co.
                                                  Reliant (NorAm) Gas
                                                     Transmission Co.
                                                  KN Energy, Inc.
                                                  Natural Gas Pipeline Co.
                                                  Panhandle Eastern PipeLine Co.
                                                  Transwestern Pipeline Co.

     Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (i.e., buyers and sellers) and traders can sell, exchange or trade gas or pipeline capacity or redirect deliveries to a different pipeline. Further, various types of unbundled services are typically available at trading hubs, such as parking, loaning, and wheeling of gas and, in some instances, title transfer./104 Because of the role played today by market hubs and market centers, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common trading hubs.

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104  "Parking"  is  essentially  a  short-term  interruptible  storage  service.
     "Loaning" is a service by which a party with gas will provide the gas to another party with a specific date for the return of such gas at either that location or another location under mutually agreeable terms and conditions (in effect, the inverse of parking). "Wheeling" is the provision of transportation by a hub operator from one system to another system. Finally, "title transfer" services allow parties to exchange title to gas that is already within a pipeline system for gas at different points on the same pipeline system or for gas that is on another pipeline system, without the requirement of physical movement. Title transfer in itself allows the shippers to minimize transportation costs.

----------

     Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operations that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines. In fact, as discussed below, the opportunities to achieve operating economies may be even greater where the two companies seeking to combine have significantly different load profiles (e.g., non-coincident seasonal peaks, a substantially different customer mix, etc.) or where, as in this case, the two companies are located in two different major gas market centers, experience non-coincident peak demands, and are served (to a degree) from common supply basins.

     Because NSP and NCE share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of gas supply, transportation, storage and peak shaving. Each of the hubs or market centers is served by a significant number of competing pipeline transporters, further expanding the potential supply options available to the merged company. In addition, as customers of hub services, NSP and NCE are among an even larger number of other customers of such services such as natural gas marketers, local distribution companies, and other wholesale customers.

     For example, the ANR and NNG pipelines, which transport gas to NSP, and the KN and Williams pipelines, which transport gas to NCE, all intersect at the MidContinent Market Center hub located at Greensburg, Kansas. At the MidContinent Market Center hub, NSP can arrange and consummate direct physical purchases and trades of gas and/or transportation capacity with NCE or with any other shipper having access to the MidContinent Market Center hub. NSP and NCE also have access to the Waha Permian Basin hub near Odessa, Texas via contracted capacity on the NNG and El Paso pipelines. The Waha Permian Basin hub is a recognized center for western natural gas index price futures trading in the U.S. Through four interstate and six intrastate pipeline interconnections, market participants such as NSP and NCE can physically support, if necessary and if permitted by state regulatory bodies, the utilization of financial derivatives as a means of managing price volatility.

     Moreover, through its contracted capacity on the CIG and KN pipelines, NCE would have access to the storage capacity held by NSP on NNG and ANR. Such access will enhance Xcel's ability to manage price volatility. These facilities would also provide NSP and NCE with an important gas balancing capability, which will allow them to manage fluctuating weather-related load profiles of each other's system.

     Finally, NSP and NCE would have direct access to the Chicago market center hub, which is expected to become an increasingly important source of gas for all eastern U.S. markets.

     In the current natural gas industry, limitations on the deliverability of gas in most areas of the country have disappeared. Under Section 2(a)(29)(B), these "state of the art" changes in the industry are directly relevant to the issue of the appropriate size of the "area or region" in which an "integrated" gas system may operate.

          (iii)  Coordinated Operations of Combined Gas Properties

     NSP and NCE currently manage similar physical properties and contractual assets (gas supply, pipeline transportation, and storage contracts of varying types and duration). Each company maintains a professional staff that performs essential portfolio management functions.

     After the Merger, the gas supply departments of NSP and NCE,/105 which provide both gas supply planning and gas acquisition services, will be consolidated and become part of NCE Services. NCE Services will provide financial, accounting, tax, purchasing, and other services to associate companies, including, gas supply planning and gas acquisition services to the gas utility operations of the Xcel system.

     The gas supply planning function will perform portfolio design and strategy./106 The gas acquisition function will implement this strategy on behalf of the Xcel gas operating companies through scheduling and supply procurement,/107 storage optimization,/108 price risk management,/109 and contract adminstration./110 As explained below, NCE and NSP have identified specific components of their gas management strategies which, through joint management and coordination, will enable the combined companies to enhance opportunities for savings in the marketplace.

----------
105 The gas supply department of NSP currently consists of 9 individuals. NCE gas supply department consists of eight individuals.

106 Portfolio design includes the development of demand forecasts and modeling of the appropriate combination of portfolio components (e.g., the optimum levels of "firm" transportation and long-term gas purchases, short-term transportation and supply, and sportmarket transactions) to meet projected demand and the negotiation of all transportation and storage contracts. Portfolio strategy involves the development of strategies to optimize the daily and seasonal utilization of portfolio assets through the correlation of supply area and market area pricing activity with the load requirements and pressures of each individual company.

107 Procurement involves daily and short-term (less than three months) gas purchases in supply basis, market centers, pooling points, and other markets, based on the plan developed by the portfolio strategy group.

108 Storage, optimization involves maximizing the "value" of storage contracts and storage that is owned through coordination and management of injection and withdrawal volumes and rates.

109 Price risk management implements strategies, using both physical and financial contracts, within guidelines approved by the board of directors.

110 Contract administration is responsible for contract administration and accounting functions, scheduling/nomination of gas shipments, and state regulatory reporting and support functions.

----------

     The two gas supply planning departments will be unified under common management and, through use of common software (known as SENDOUT(TM)), will provide a consistent approach for planning and designing supply portfolios, including upstream resources of transportation and storage. The gas acquisition function will also be under common management and it is planned that the group will utilize a common software program for the gas acquisition functions described above.

     The gas departments of NSP (except for BMG) and NCE will also be linked upon consolidating their Gas Supervisory Control and Data Acquisition ("SCADA") systems. This system electronically communicates gas flow and gas pressure, and gas equipment set point data thereby monitoring the adequacy and reliability of gas supplies being delivered at the individual-town border stations serving NSP or NCE retail distribution systems. Consolidated SCADA operations (which will take some time to implement to assure gas reliability) will promote efficiencies and coordination among the NCE and NSP gas systems.

     Through the coordination and use of supply/demand information, NSP and NCE will be able to maximize revenues and minimize costs in such areas as pipeline capacity and storage utilization following the Merger. Several illustrations of how the merger of the gas departments will result in coordination of gas supply to the NCE and NSP systems were discussed above and include:

     - Using the data gathered and analyzed by the common management and the planned software tools, NCE Services will be able to make supply acquisition decisions that lower overall gas costs. With knowledge of available storage capacity at any moment, and weather conditions and other factors affecting anticipated demand, NCE Services will be able to make coordinated decisions for both systems, buying or selling firm capacity or, as explained above, diverting gas from the company with excess supply to the company in need of such supply.

     - At the MidContinent Market Center hub, NCE Services can arrange and consummate direct physical purchases and trades of gas and/or transportation capacity with NCE or NSP or with any other shipper having access to the MidContinent Market Center hub as two key pipelines serving the companies (Northern Natural and KN Energy) intersect there.

     -    New NSP will  increase  the  maximum  daily  production  at one of its peak-shaving  facilities  by  approximately  40%. NSP has already made significant investment on this project in anticipation of the completion of the Merger. When system demand conditions on the NCE system require, NSP would increase the output of this facility and serve NSP loads with peak shaving gas, and deliver NSP pipeline gas to the NCE system. This arrangement would reduce consolidated reserve margin needs while preserving reliability. In addition, on days when the peak shaving capacity is needed by NSP customers, New NSP would be able to increase the output of the facility to serve the firm supply needs of NSP gas customers. (This is quite similar to the coordination provided by the 100 MW contract path between SPS and NSP as that path will allow energy produced by SPS to be transferred to NSP just as the peak-shaving expansion creates a similar transfer of New NSP gas supply to NCE on days when it is most needed by NCE).

     Other aspects of coordinated operations will be common performance measurements and strategies to meet performance targets that will be implemented by the Xcel gas distribution companies. This coordinated management through NCE Services, with operational implementation through localized management, will assure the gas distribution companies are well maintained and managed throughout the NSP/NCE system.

     As indicated in Item 3.C.2 below, combination and coordination of the NCE and NSP gas operations will result in significant economies and savings. The estimated dollar value of synergies from the combination of the two gas systems is expected to exceed $100 million over the 10-year period from 2001-2010, of which $77.4 is expected to be derived from natural gas supply savings. The natural gas supply savings are based in large part on the coordinated activities discussed above, including gas transport and storage capacity reductions, gas reserve margin reductions, field transportation reductions and capacity release savings.

     Finally, as discussed below in detail in Item 3.c.1.(b).(iii).(c). in the context of Section 11(b)(1)(c) of the Act, the system will not be so large as to impair the advantages of localized management or the effectiveness of regulation. Localized management will be preserved. It is expected that the centralized functions of the Xcel gas system will be managed from one location, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. And, from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same state regulators currently overseeing these gas operations will continue to have jurisdiction after the proposed transaction is completed. Those same state regulators are already regulating multi-jurisdictional gas or combination gas/electric utilities.

     For all of these reasons, we believe that the Xcel gas operations will satisfy the integration requirements of Section 2(a)(29)(B).

                    (a)  Loss of economies

     Historically, the Commission had considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required showing a loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the U.S. Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of
Section 11(b)(1) has been explicitly eased by the Commission in its most recent decisions under Sections 9(a) and 10 of the Act both with respect to exempt holding companies (TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997)) and newly formed registered companies (e.g., SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); 1997 NCE Order).

     In these recent decisions, the Commission acknowledged that as a result of the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. SCANA Corp., supra.; 1997 NCE Order; Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997). Thus, newer transactions such as the Merger should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards.

     Applicants believe that the Commission should allow the retention of the NSP-NCE gas operations as a matter of policy and as a matter of law. The Commission already has acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (April 30, 1996) (hereinafter, the "CNG Order"), where the Commission stated: "It appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." See also UNITIL Corp., Holding Co. Act Release No. 26527 (May 31, 1996); SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996); and Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999). In the instant situation, the lost economies that would follow from denying the retention of the NSP-NCE gas operations are substantial, both quantitatively and qualitatively.

     Divestiture of the NSP and NCE gas properties either into one company or into separate companies would result in the loss to consumers of the cost-saving benefits of the economies offered by the "energy services" approach of NSP and NCE to the utility business. While the losses cannot now be fully quantified, they are substantial. At the center of the energy services company concept is the idea that providing gas and electric services and products is only the start of the utility's job. In addition, the utility must provide enhanced service to the consumer by providing an entire package of both energy products and services. In this area, NSP's and NCE's efforts are part of a trend by utilities to organize themselves as energy service companies; that is, as providers of a total package of energy services rather than merely suppliers of gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or conservation) option without inefficient subsidies.

     As the Commission recognized in SCANA, WPL Holdings, TUC Holdings and the 1997 NCE Order, there are significant economies and competitive advantages inherent in a combined gas and electric utility as contrasted to a utility offering only electricity or gas. Besides the loss of these inherent economies, other substantial economies would be lost by the separation of the electric systems from the gas systems. These lost economies would include decreased efficiencies from separate meter reading, meter testing and billing operations, as well as decreased efficiencies in customer service operations, savings in facilities maintenance and emergency work coordination, and other administrative operations. As a result, the stand alone gas company (or separate gas companies) would have greater operating costs per unit sold and would, therefore, realize a lesser amount of any increased revenue on its bottom line. A final consideration, also raised by the Commission in the 1997 NCE Order, is that the gas and electric properties of NCE and NSP have long been under common control, and approval of the Merger will not alter the status quo with respect to these operations.

     While the Applicants believe that the foregoing is sufficient to permit retention under the standard established in SCANA, supra., Applicants also can demonstrate loss of economies under a more traditional analysis. Historically, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total utility operating revenues; (2) total utility expense or "operating revenue deductions"; (3) gross utility income; and (4) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., Holding Co. Act Release No. 1632 (Sept. 16, 1942).

     Direct Loss of Economies. NSP and NCE have each prepared separate studies of their respective gas utility operations that analyze the lost economies that their gas utility operations would suffer upon divestiture when compared to their retention pursuant to the Merger. These studies are attached to this Application as Exhibit J-1 and Exhibit J-2/111 (the "Gas Studies"). As set forth in the Gas Studies, if the gas operations of NSP and NCE were operated on a stand-alone basis, lost economies from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors would be immediate and substantial. In the absence of rate relief, those lost economies would substantially injure the shareholders of NSP and NCE upon the divestiture of those gas operations. As the studies further show, if rate relief were granted with respect to the lost economies, then consumers would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the Merger.

----------
111 As described below, the Applicants have also jointly prepared an analysis of the effects of combining their gas properties into one company prior to divestiture, which is filed as Exhibit J-3.

----------

     As set forth in the Gas Studies, divestiture of the gas operations of PSCo, Cheyenne, NSP and NSP-W into stand-alone companies would result in lost economies of $25,807,000 for NSP, $7,629,000 for NSP-W, $55,862,000 for PSCo,
and $1,417,000 for Cheyenne. The table below shows the 1998 gas operating revenues, gas operating revenue deductions, gas gross income and gas net income of NSP, NSP-W, PSCo and Cheyenne.


================================================================================
                        Gas             000s             Gas            Gas
                     Operating      Gas Operating       Gross           Net
        Company      Revenues    Revenue Deductions    Income         Income

NSP                  $360,567         $330,578         $29,989        $23,432
NSP-W                 $78,800          $73,510          $5,290         $3,691
PSCo                 $682,289         $585,557         $96,732        $73,321
Cheyenne              $20,995          $18,574          $2,421         $1,857
================================================================================


     On a percentage basis, the lost economies amount to 76.19% of 1998 gas net income for PSCo, 76.35% for Cheyenne, 110.14% of gas net income for NSP and 206.69% of gas net income for NSP-W -- far in excess of the loss of net income in UNITIL, where the Commission allowed the retention of gas utility operations, and the 30% loss in New England Electric System that the Commission has described as the highest loss of net income in any past divestiture order./112 As a percentage of 1998 gas operating revenues, these lost economies described in the Gas Studies amount to 8.19% for PSCo, 6.75% for Cheyenne, 7.16% for NSP and 9.68% for NSP-W--losses substantially higher than the losses in any past divestiture order./113 As a percentage of 1998 expenses or operating revenue deductions, the lost economies described in the Gas Studies would amount to 9.54% for PSCo, 7.63% for Cheyenne, 7.81% for NSP, and 10.38% for NSP-W, higher than the losses in any past divestiture order and, in Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), another case in which the Commission authorized the retention of gas operations. As a percentage of 1998 gross income, the lost economies described in the Gas Studies amount to 57.75% for PSCo, 58.53% for Cheyenne, 86.05% for NSP and 144.22% for NSP-W, far in excess of the highest loss of gross income in any divestiture order.

----------
112 See UNITIL Corp., supra ("The Commission has required divestment where the anticipated loss of income of the stand-alone company was approximately 30%..." or "29.9% of net income before taxes"), citing SEC v. New England Electric System, 390 U.S. 207, 214 n.11 (1968).

113 The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., UNITIL Corp., supra ("[o]f cases in which the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%...").

----------

     In order to recover these estimated lost economies, PSCo would need to increase rate revenue by $57,738,000 or 8.53%, Cheyenne would need to increase revenue by $1,615,000 or 7.69%, NSP would need to increase revenues by $26,723,000 or 7.41% and NSP-W would need to increase rate revenue by $7,812,000 or 9.91%. These increases in rate revenues would have a direct and immediate negative impact on the rates charged to customers for gas services. In addition, the customers of NCE and NSP gas businesses who are also customers of their respective electric utility businesses will experience a doubling of their postage costs to pay separate bills. The total estimated increase in such postage costs is $3.96 per customer per year or $6,026,733 in the aggregate ($1,523,000 for NSP gas customers, $326,000 for NSP-W gas customers, $4,065,000 for PSCo gas customers, and $113,000 for Cheyenne gas customers.)

     It is the intention of the Applicants that their separate gas properties be integrated and operated as a single economic system in conjunction with Applicants' electric system in order to better provide competitive comprehensive energy services to Applicant's customers. Because today the properties of NSP and NCE are operated as separate entities and Section 11(b)(1)(A), (B) and (C) appear to require an analysis of "[e]ach such additional system," the Gas Studies described above looked at divestiture of four separate gas systems, preserving their present status of being separate from one another, which produced annual lost economies that are estimated to be $90.7 million per annum.

     The Applicants have also prepared a study that evaluates the economic impact of a divestiture of the natural gas assets of NSP and NCE into a single stand-alone gas holding company ("BigGasCo"), Exhibit J-3. While this alternative form of divestiture would allow some of the savings of the Merger (primarily in natural gas supply procurement and transportation management) to be realized, the combination of the gas operations under Xcel would facilitate and enhance the efficiency of the gas operations to a much greater degree than divestiture to a stand-alone BigGasCo gas utility operation. In addition, the increased costs to the remaining Xcel electric utility operations are not mitigated in any way, thus reducing the predicted merger savings to the Xcel electric utility operations from the merger. The lost savings to combined NSP and NCE electric ratepayers would be $110,447,000 or 2.89%.

     As set forth in EXHIBIT J-3, combining the Applicants' gas properties into one company prior to divestiture would still result in lost economies of $55,115,000, assuming no rate adjustments to recover the lost economies and associated income taxes. On a percentage basis, this is equivalent to 4.8% of total operating revenue, 5.47% of total operating revenue deductions, 41% of gross income, and 53.88% of 1998 net income. These lost economies are greater (in three of the four measures) than those found adequate to support retention in New England Electric System, 41 S.E.C. 888 (1964), rev'd SEC v. New England Electric System, 346 F.2d 399 (1st Cir. 1966), rev'd and remanded, 384 U.S. 176
(1965),  on remand,  376 F.2d 107 (1st Cir.  1967),  rev'd,  390 U.S. 2-7 (1968)
("NEES") (approving retention on measures of 4.8% of operating revenues, 6% of operating revenue deductions (excluding federal income tax), 23.3% of gross income (before federal income taxes) and 29.9% of net income (before taxes). The fact that the lost economies are below the levels in NEES for one measure is not significant because the Commission has established that retention may be warranted when the "cost increases that would result from severance of the gas properties would in most instances be consistent with [the established] thresholds." Dominion Resources, Inc., Holding Co. Act Release No. 27133 (Dec. 15, 1999) (emphasis added) (citing NEES with approval).

     In the case of divestiture, BigGasCo's customers would pay $58,156,000 or 5.1% more in rates to offset these losses. In comparison, if the Merger were implemented as proposed, gas ratepayers would save $20,736,000 or 1.82%. In addition, both NSP's and NCE's gas customers would incur increased personal costs, such as postage on a separate envelope and additional check costs to mail payments to two utilities. Finally, the earnings contribution relating to NSP and NCE's combined gas businesses would be decreased by approximately 54%. Such a decline would make ownership of shares in this stand-alone gas company unattractive.

     In summary, divestiture of BigGasCo would result in a loss or necessary rate increase of $168,000,000 annually ($58 million in annual gas revenue plus $110 million in annual revenue increases for the remaining Xcel electric companies). These negative consequences do not tend toward the economical and efficient development of an integrated public utility system.

     The lost  economies  occurring  from both  divestiture of NCE and NSP's gas utilities as separate businesses and as a combined stand-alone company are substantial in an industry in which there are already many companies competing with Applicants for the provision of comprehensive energy services in Applicants' service territories and, where there is not yet competition, lost economies may well result in increased retail rates. Competition between energy suppliers can only benefit consumers. Increasingly, the competitors are themselves suppliers of comprehensive energy services just like NCE, NSP, TUC Holding Company and Reliant Energy Inc.

     Accordingly, it is Applicants' view that the standards of Clause A are satisfied in light of the increased expenses and the potential loss of competitive advantages that could result from separation from the gas system. Against this background, Applicants believe that the Commission should find the standards of Clause A satisfied with respect to the gas systems of NCE, NSP and NSP-W.

                    (b)  Same state or adjoining states

     The proposed Merger does not raise any issue under Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility system operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Company, Holding Co. Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947). The Xcel Gas System is located in the same states as the Xcel Electric System, plus Arizona, and Arizona adjoins Colorado, a state in which the Xcel Electric System operates. Thus, the requirement that each additional system is located in one state or adjoining states is satisfied.

                    (c)  Size

     Further, retention of the combined gas operations of NCE and NSP as an additional integrated system raises no issue under Section 11(b)(1)(c) of the Act. The combination of the systems under the control of a single holding company will not be "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under Xcel is not too large.

     Even after the combination, the gas utility operations of New NSP, NSP-W, BMG, PSCo and Cheyenne, with some 1.5 million gas customers combined in seven states, will be smaller than Reliant Energy (the parent of Minnegasco) which, through subsidiaries, has 2,700,000 gas customers, 630,000 of which are in Minnesota. This company is among NSP's and NCE's primary natural gas competitors in the region. Based on data through December 31, 1998, and giving effect to the Merger, the combined gas assets will represent only 8.6% of the total assets of Xcel, whereas the electric assets will represent 51.6%; operating revenues for the gas operations will be 16.5% of total Xcel's revenues as compared with 74.1% for the electric operations; and customers of the gas operations will constitute 33.3% of all Xcel's customers, while electric operations will represent 67.6%. With respect to localized management, this issue is discussed for the Merger as a whole under Item 3.C.1.(b)(i)(a) below. Applied solely to the gas operations, the current NSP, NSP-W, BMG, PSCo and Cheyenne gas systems enhance localized management within the larger corporate structure and will continue to do so after the Merger is completed.

     After the Merger, certain centralized gas functions of Xcel will be managed by New Century Services from a centralized location, and the local functions will continue to be handled from regional offices. No reduction in customer service or support crews is expected. Management will therefore remain geographically close to the gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, NSP already operates a combined gas and electric utility in Minnesota, North Dakota and South Dakota, as does NSP-W in Wisconsin and Michigan, PSCo in Colorado and Cheyenne in Wyoming. In addition, several other gas utilities in the region serve customers in several states. Thus, the regulatory agencies in the seven states are currently regulating multi-jurisdictional gas utilities and will be able to effectively regulate the gas utility operations of Xcel after the Merger. In addition, the historical joint gas and electric utility operations of NSP have never raised regulatory concerns in Minnesota and North Dakota, and NSP has requested the Minnesota, North Dakota and Arizona regulatory authorities to make findings that the retention of the existing gas system of NSP would not impair their ability to regulate these systems effectively./114 With respect to efficient operation, as described below, as part of the Xcel system, the gas operations of New NSP, NSP-W, PSCo and Cheyenne are expected to reduce purchased gas costs by $77.4 million from 2001 to 2010, which will be flowed through to customers via lower rates in accordance with state commission approved purchased gas adjustment clauses. Far from impairing the advantages of efficient operation, the combination of the gas operations under Xcel will facilitate and enhance the efficiency of gas operations.

----------
114 In approving the merger of PSCo and SPS into NCE, the Colorado Commission similarly supported the retention by PSCo of its gas operations, and the Wyoming Commission similarly supported the retention by Cheyenne of its gas operations.

----------

     As in the 1997 NCE Order and WPL Holdings, the proposed combination of NCE and NSP offers Applicants a means to compete more effectively in the emerging energy services business. Further, as discussed above, the Merger will give rise to none of the abuses, such as ownership of scattered utilities properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to prohibit.

     While Applicants believe that the Xcel Gas Operations constitute a single, integrated public utility system under that is retainable under Section 11(b)(1) of the Act, Applicants assert, in the alternative, that the Commission could find that Xcel will have two integrated gas systems, the first consisting of its Arizona gas operations (the "BMG System") and the second, the combined gas operations of NSP and NCE other than BMG. The rationale for the NSP-NCE gas operations being an integrated system entitled to retention under Section 11(b)(1) is explained above. The rationale for the retention of the BMG System is explained below.

     As explained previously, NSP currently has pending before the Commission an Application in File No. 70-9337 for approval to transfer the assets and operations of BMG to a subsidiary of NSP. As explained in detail in that application and as a background in this filing, NSP acquired BMG on July 24, 1998 pursuant to a merger in which BMG was merged into NSP with NSP as the surviving corporaion./115 The shareholders of the common stock of BMG approved the merger of BMG with and into NSP at a special meeting of BMG's shareholders on May 21, 1998. The BMG Merger was approved by the Arizona Commission, the Minnesota Commission and the North Dakota Commission. In addition, NSP obtained approval from the Arizona Commission, the Minnesota Commission and the North Dakota Commission to drop the BMG assets into a new wholly-owned entity that will be a first-tier subsidiary of Xcel. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has expired.

----------
115 Pursuant to an Agreement and Plan of Merger, dated as of December 29, 1997 (the "BMG Merger Agreement"), on July 24, 1998, BMG merged into NSP with NSP as the surviving corporation. A copy of the Merger Agreement is incorporated by reference as Exhibit B-4. Pursuant to the BMG Merger Agreement, each issued and outstanding share of common stock, no par value, of BMG ("BMG Common Stock) (except shares owned by BMG as treasury stock) was canceled and converted into the right to receive a fraction of a share of common stock, $2.50 par value, of NSP ("NSP Common Stock") equal to the quotient (hereinafter, the "Exchange Ratio") derived by dividing (A) $17,750,000 by (B) the product of (i) the volume weighted average of the closing prices for NSP Common Stock on the New York Stock Exchange for the twenty full trading days ending on the third full trading day prior to July 24, 1998, the date the Merger became effective (the "Average NSP Share Price") and (ii) the number of shares of BMG Common Stock issued and outstanding immediately prior to July 24, 1998. Pursuant to the BMG Merger Agreement an additional number of shares of NSP Common Stock equal to the quotient derived by dividing $1,500,000 by the Average NSP Share Price was placed in escrow to satisfy any indemnification claims of NSP under the BMG Merger Agreement. Such additional shares, net of any indemnification claims, were distributed pro rata to the former holders of BMG Common Stock on or about July 24, 1999, the first anniversary of the closing of the Merger.

----------

     BMG was incorporated under the laws of Arizona in 1965. Prior to its acquisition by NSP, BMG was an Arizona public service corporation providing natural gas distribution to an area of approximately 100 square miles in Maricopa County, Arizona, and providing propane gas distribution to an area of approximately 20 square miles in Coconino County, Arizona, pursuant to certificates of convenience and necessity issued by the Arizona Commission. As of the year ended December 31, 1999, BMG provided utility services to
approximately   7,800   customers.   Most  of  its  customers  are  residential.
Non-residential customers include two school districts, three resorts and multiple light commercial customers. BMG's operations are not subject to regulation under the jurisidiction of the FERC. The rates charged by BMG
(operating as a division of NSP) to customers are regulated by Arizona Commission. BMG's total operating revenues for the years ended December 31, 1997, 1998 and 1999 were approximately $6.2 million, $6.3 million and $6.4 million, respectively. For the same peiods, BMG's net income was approximately $1.3 million, $365,000 and $855,000, respectively. BMG's assets was of December 31, 1997, 1998 and 1999 were approximately $10.3 million, $15.5 million and $16.6 million, respectively. More detailed information concerning BMG is contained in the Proxy Statement of BMG dated April 23, 1998, incorporated by reference as Exhibit C-4.

     For the reasons set forth in detail in its Application in File No. 70-09337, NSP believes that its gas utility system, including the BMG System, constitutes an integrated gas utility system under Section 2(a)(29)(B) of the Act. Yet, given its small size and proximity to the primary Xcel Electric System and the other additional systems, the BMG System also readily satisfies the standards for retention under the "A-B-C" clauses of Seciton 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." Each of those conditions is satisfied with respect to the BMG System.

     The Commission has recently addressed the retention by a registered electric system of "very small" gas operations. At issue in Allegheny Energy, Inc., Holding Co. Act Release No. 27121 (Dec. 23, 1999), was the retention of gas assets with $23.7 million in gas revenues, significantly larger than those of the BMG System in this matter. Concerning the requirements of Clause A, the Commission stated:

          the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showings that must be made by an applicant to justify ownership of such properties. The Commission has addressed, in many cases, the question of retainability by electric registered holding company systems of additional integrated gas systems and has reached its findings under clause A on a case-by-case basis, in light of the particular facts.

               The principal issue under clause A is whether there would be a loss of substantial economies if the additional system were divested. Although Monongahela Power did not provide the Commission a formal analysis of the gas system as a separate system, the record permits a finding that there would be a loss of substantial economies if Monongahela Power were required to divest the gas properties. By any measure, the gas system is very small. As noted above, the WVP system serves 24,000 customers. The Commission finds the requirements of clause A are satisfied with respect to Monongahela Power's ownership of the gas properties of West Virginia Power as an additional integrated system.

The gas operations in this matter are smaller in every respect than those at issue in Allegheny. In addition, association with a larger system is necessary to ensure the realization of the benefits and economies that lead to the acquisition by NSP of BMG in the first instance. These include corporate and administrative efficiencies, management and operational efficiencies, purchasing economies and enhanced technology and computer services.

     The BMG System also satisfies the requirements of Clauses (B) and (C). Specifically, Arizona is adjacent to New Mexico and continguous to Colorado where the primary Xcel Electric System operates. For the reasons explained in detail elsewhere in this Application and in NSP's Application in File No. 90-09337, the combination of systems under the ownership of Xcel will not be "so large as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

(iv) Retention of Other Businesses

     In the 1997 NCE Order, the Commission approved the retention by NCE of certain non-utility businesses of PSCo and SPS, as well as their direct and indirect subsidiary companies. Annex C sets forth those non-utility businesses. In addition Annex C lists and describes those non-utility businesses commenced by NCE following that merger. All such businesses have been established pursuant to a Commission order or an applicable exception. As noted previously, the non-utility businesses of NSP were listed and described on Annex D. At issue in this transaction, is whether Xcel may retain the non-utility businesses of NSP and the new non-utility businesses of NCE.

     The non-utility interests of NSP are fully retainable. As a result of the Merger, the non-utility businesses and interests of NSP and NCE described in
Item 1.C. above will become businesses and interests of Xcel. Corporate charts showing the subsidiaries, including non-utility subsidiaries of NSP and NCE, are filed as Exhibits E-10 and E-11. A corporate chart showing the projected arrangement of these subsidiaries under Xcel is filed as Exhibit E-12./116

     Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core non-utility business. See, e.g. Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22,
1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971); United Light and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954); CSW Credit, Inc., Holding Co. Act Release No. 25995 (March 2, 1994); and Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987). The Commission retreated from this historical position and "has sought to respond to developments in the industry by expanding its concept of a functional relationship."/117 This shift culminated in the adoption of Rule 58. The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Id. Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers./118 In regards to NCE's non-utility subsidiaries, the Applicants are only requesting that Xcel inherit NCE's existing authority, except as noted otherwise in the body of this Application. The description provided in Annex C merely describes the existing businesses that are retainable pursuant to statute, rule or order and is not a request for expansion or modification of that authority. Xcel's acquisition of NCE's non-utility subsidiaries should be approved because the indirect ownership of these businesses by Xcel in no way affects their functional relationship with Xcel's electric business following the Merger. Xcel may retain NSP's non-utility subsidiaries because, as detailed in Annex D, they meet the statutory requirements of ownership.

----------
116 As noted before, as part of the merger integration process, Applicants are currently trying to determine the optimal corporate structure for Xcel. The structure reflected in EXHIBIT E-12 is thus tentative. In the event that Applicants decide to revise the proposed structure, they will file it by amendment.

117 Exemption of Acquisition by Registered Public-utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

118  1995 Report at 81-87, 91-92.

----------

     In the past, the Commission has approved the acquisition or retention of non-utility businesses in a merger between two companies, one of which was an independent public utility company not subject to the 1935 Act and the other was an exempt holding company. See 1997 NCE Order, supra. As noted above, Annex C sets forth the non-utility business of PSCo and SPS approved for retention. Applicants submit that the statutory requirements for ownership of NCE's new non-utility businesses and NSP's non-utility businesses are satisfied, as detailed in Annexes C and D hereto.

     In approving NCE's retention of other businesses, the Commission also excluded such businesses from the limitation upon investment in energy-related companies under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. Rule 58 provides in section (a)(1)(ii) that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

     The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions.

Holding Co. Act Release No. 26667 at 50-51. Because NSP was not yet a registered holding company, none of the investments in non-utility activities that are described in Annex D hereto were pursuant to Commission order. However, since the non-utility investments of NSP, as an exempt holding company, were exempt under the Act, investments made by it prior to the effective date of Rule 58 which will continue as part of Xcel after consummation of the merger, should not count in the calculation of the 15% maximum. See 1997 NCE Order, supra (Commission order granting exclusion of non-utility energy-related investments of SPS, an independent utility, and PSCo an exempt holding company, from calculations of the 15% maximum investment allowed under Rule 58).

     Besides the non-utility businesses of NSP subsidiaries that are described in Annex B, NSP is directly engaged at the parent company level in the following non-utility businesses: (i) an appliance services program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale of steam to industrial customers in NSP's service territory, (iv) installation and maintenance of street lighting for municipalities and other customers, (v) propane sales, (vi) fuel oil sales, and (vii) distributed generation services. New NSP intends to continue to engage in these businesses.

     The following chart shows the reasons based on Commission orders or rules that retention of such businesses should be permitted:

  Business Description                        Authority

Appliance services program            Mississippi Power and Light
                                      Company, Holding Co. Act
                                      Release No. 25140 (August 30,
                                      1990); Rule 58(b)(1)(iv)

Construction of natural gas           National Fuel Gas Company,
distribution systems for third        Holding Co. Act Release No.
parties; installation and             24381 (May 1, 1987); Rule 58(b)(1)(vii)
maintenance of street lighting

Sale of steam                         New Century Energies, Inc.,
                                      Holding Co. Act Release No. 26748
                                      (Aug. 1, 1997); Cinergy Corp., Holding Co.
                                      Act Release No. 26474 (Feb. 20, 1996);
                                      Rule 58(b)(1)(vi)

Propane sales                         SCANA Corporation, Holding Co. Act Release
                                      No. 27133 (Feb. 9, 2000)
Fuel oil sales                        Rule 58(b)(1)(ix)

Distributed generation services       Rule 58(b)(1)(iv)

     Similarly, PSCo, prior to the merger with SPS into NCE, also was directly engaged in various non-utility businesses, namely: (i) thermal energy; (ii) the commercialization of electro-technologies; (iii) electric and gas vehicle products and services; and (iv) the sale and servicing of electric and gas appliances. The Commission in the 1997 NCE Order authorized the retention of these businesses. From its experience in marketing these services, NCE is aware that there are certain advantages of having a utility be able to offer these types of services directly to customers, as opposed to through an affiliate. Based on this experience, Applicants request the following authorization: where either PSCo or the NSP companies are directly engaged in a line of business, the retention of which the Commission either in the 1997 NCE Order or in its order in this proceeding has authorized, the other Xcel Operating Companies should likewise be authorized to engage in that business, subject to any limitations or requirements imposed by state law or state commission order or rule.

     In addition, the Commission in the 1997 NCE Order authorized SPS, PSCo, and other associate companies of NCE to lease office or other space to other associate companies (with such leases to be in accordance with Rules 87, 90 and 91) or to third parties. Applicants request that the Commission extend this authority to apply to the Xcel system and NSP and its direct and indirect subsidiaries.

     2.  Section 10 (c)(2)

     Because the Merger is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

     The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra.

     NSP and NCE have estimated the nominal dollar value of synergies from the Merger to be approximately $1.1 billion (net costs to achieve) over the 10-year period from 2001-2010. The Merger is expected to yield several types of presently quantifiable benefits and savings, which are identified by area below:
(1) corporate and operations support; (2) corporate and administration programs;
(3) nonfuel purchasing economies; and (4) production savings, including savings for fuel procurement, production dispatch and natural gas supply. The total amount of savings currently estimated in each of these categories, on a nominal dollar basis is summarized in the table below:

                       Merger Synergies in Nominal Dollars

------------------------------------------------------------------

          Category                                    Nominal
                                                      Amount

Corporate and Operations Support                  $691.3 million
Corporate and Administrative Programs             $344.4 million
Non-Fuel Purchasing Economies                     $203.7 million
Production Savings (Electric and Gas)              $95.9 million
------------------------------------------------------------------
Total Savings                                    $1,334.7 million
Less:  Costs to Achieve                          ($149.5 million)
         Pre-merger Initiatives                   ($92.9 million)
-------------------------------------------------------------------
Net Savings                                      $1,092.3 million
-------------------------------------------------------------------

     These expected savings will meet or exceed the anticipated savings in a number of recent acquisitions approved by the Commission./119 See, e.g., NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) (expected savings of $57.45 million over ten years); Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998) (expected savings of $1.2 billion over ten years); BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) (expected savings of $1.1 billion over ten years); LG&E Energy Corp., Holding Co. Act Release No. 26866 (April 20, 1998) (expected savings of $687.3 million over ten years); WPL Holdings, Holding Co. Act Release No. 26856 (April 14,
1998) (expected savings of $680 million over ten years); Conectiv, Holding Co. Act Release No. 26856 (Feb. 25, 1998) (expected savings of $500 million over ten years); Ameren Corporation, supra (expected savings of $686 million over ten years); 1997 NCE Order, supra (expected savings of $770 million over ten years); TUC Holding Company, supra (expected savings of $505 million over ten years); Northeast Utilities, supra (expected savings of $837 million over eleven years); Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (expected savings of $1.67 billion over ten years); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (expected savings of $837 million over eleven years); Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5,
1992) (expected savings of $140 million over five years); IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26,
1990) (expected savings of $25 million over five years); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994) (expected savings of approximately $1.5 billion over ten years). These savings categories are described in greater detail below.

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119  Further,  the Applicants  anticipate an additional $24 million in operating efficiencies due to the integration plans as described below.

----------

     Corporate and Operations Support: NCE and NSP estimate that a net reduction in labor costs of approximately $691 million over ten years can be achieved as a result of the Merger through elimination of approximately 780 full time equivalent duplicative positions (including 105 contract workers) in certain corporate, administrative and technical support functions.

     Corporate and Administrative Programs: NSP and NCE estimate a reduction in nonlabor corporate and administrative programs and expenses through the consolidation of overlapping or duplicative programs and expenses of $344 million over ten years. Specific areas in which savings are expected to occur include information systems, professional services, demand-side management administration, benefits administration, insurance, regulatory expenses, advertising and shareholder services.

     Nonfuel Purchasing Economies: NSP and NCE estimate savings of $203.7 million through the combined procurement of material and supplies, inventory reduction from standardization, and limited sharing of parts and components and from economies of scale from the aggregation of related work activities and increased purchasing power over service providers.

     Production Savings: NSP and NCE estimate production savings of approximately $96 million over a ten-year period. Two main components make up total production savings: efficiencies in procurement of fossil fuel and efficiencies in procurement and management of natural gas supply. The Applicants estimate fossil fuel savings of $18.5 million, stemming from an increase in coal procurement and coal transportation volumes and greater leverage during contract negotiations. NSP and NCE estimate natural gas supply savings of approximately $77.4 million, based on gas transport and storage capacity reductions, gas reserve margin reductions, field transportation reductions and capacity release savings through the contemplated gas supply coordinated dispatch agreement.

     The foregoing amounts do not include an additional $24 million in operating efficiencies that the Applicants expect to achieve over ten years as a result of the integration of the NSP and NCE electric generation systems through the 100 MW firm path from SPS to NSP. Through the use of this contract path, the Applicants estimate approximately $31 million in production cost savings and an additional $10 million in benefits resulting from increased opportunity sales. The firm path would also provide a secure source of additional low-cost supply to NSP during NSP's peak periods, protecting NSP from some predicted energy price volatility. These expected benefits are offset by anticipated transmission costs, resulting in an expected net benefit of $24 million over the ten-year period. As noted before, in their application to FERC, Applicants reserved the right to forego this firm path in the event that FERC believed that competitive concerns related to the path raised material issues of fact that would require a hearing. For this reason, these additional $24 million of savings have not been included in the $1.1 billion of savings presented in the chart above. Because the FERC Merger Order did not require that Applicants forego this path, these additional savings should also be achievable.

     Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates, expanded management resources, more diverse service territory and continued community involvement.

     Maintenance of Competitive Rates: A combined NSP/NCE will be able to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either NCE or NSP standing alone. The Merger will create the opportunity for strategic, financial and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. NCE and NSP have proposed in filings with the various state regulatory commissions that regulate their retail sales of electricity various mechanisms to share in contemplated benefits, including a three- to five-year rate freeze. The rate freezes are subject to certain exceptions regarding matters beyond the NSP's or NCE's control. Further, ratepayers will receive 100% of the benefit of reductions in Xcel's fuel costs, except that customers of PSCo will receive 50% of such benefit.

     Expanded Management Resources: A combined NCE and NSP entity will be able to draw on a larger and more diverse mid- and senior-level management pool to lead the new company forward in an increasingly competitive environment for the delivery of energy, and should be better able to attract and retain the most qualified employees. The employees of Xcel should also benefit from new opportunities in the expanded organization.

     More Diverse Service Territory: The combined service territories of NSP and NCE will be larger and more diverse than either of the service territories of NSP or NCE as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

     Community Involvement: Xcel will continue to play a strong role in the economic development efforts of the communities NSP and NCE now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.

D.   Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As described below under Item 4. "Regulatory Approvals," and as evidenced by the filings before the Minnesota Commission, the North Dakota Commission, the Colorado Commission, the Arizona Commission, the New Mexico Commission, the Texas Commission, and the Wyoming Commission, NSP and NCE intend to comply with all applicable state laws related to the proposed Merger.

E.   Intra-system Transactions

     The Xcel system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Certain of these transactions are elaborated upon below. In some instances, the Applicants simply request extension of the authorizations granted in the 1997 NCE Order, with respect to the NCE system, to the Xcel system. The provision of goods, services and construction by Xcel system companies to other Xcel system companies will be carried out in accordance with the requirements and provisions of Rules 87, 90 and 91 unless otherwise authorized by the Commission by order or by rule./120

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120  As stated previously, the electric production and transmission costs of NSP and NSP-W are shared by them in accordance with the Interchange Agreement, which is a FERC-regulated agreement that has also been accepted by the Wisconsin Commission and the Minnesota Commission for determination of costs recoverable in rates by NSP-W and NSP in rate cases.

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1.   New Century Services, Inc. (to be renamed Xcel Energy Services Inc.)

     Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company. . .is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission in the 1997 NCE Order made findings under
Section 13(b) based on information set forth in an Application-Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. In this Application-Declaration, Applicants are submitting substantially the application information as would have been submitted in a Form U-13-1. Moreover, in this application, Applicants are not requesting authorization to establish a new service company, but rather are requesting that the Commission authorize an existing, Commission-approved service company, New Century Services, to extend its activities to NSP and its direct and indirect subsidiaries following the consummation of the Merger and the formation of the Xcel system.

     Accordingly, it is submitted that it is appropriate to find that New Century Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application-Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     New Century Services will be the service company subsidiary for the Xcel system. Specifically, New Century Services will provide Xcel, New NSP, NSP-W, BMG, PSCo, SPS, and Cheyenne, pursuant to the Utility Service Agreement, and the non-utility subsidiaries of the NSP/NCE system pursuant to the Non-Utility Service Agreement, with one or more of the following: administrative, management and support services, including services relating to support of electric and gas plant operations (i.e., energy supply management of the bulk power and natural gas supply, procurement of fuels, dispatch of generating units, coordination of electric and natural gas distribution systems, maintenance, construction and engineering work); customer bills, and related matters; materials management; facilities; real estate; rights of way; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; corporate communications; legal; environmental matters; and executive services. In accordance with the Service Agreement, services provided by New Century Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of New Century Services will record their labor and expenses to bill the appropriate subsidiary company. Costs of New Century Services will be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the Utility Service Agreement and the Non-Utility Service Agreement and the procedures in the "Procedures Manual" included but not incorporated with ExhibitS B-2 and B-3. As part of the merger integration process, Applicants evaluated the existing forms of service agreement and the allocation methodologies currently being used by New Century Services to determine whether they should be revised to reflect the introduction of New NSP, NSP-W, or any of NSP's present subsidiaries as recipients of services. While Applicants did not alter the forms of service agreements, some revisions were made to the allocation methodologies and are reflected in the "Procedures Manual" referenced above. There will be an internal audit group which, among other things, will audit the assignment of service company charges to client companies. It is anticipated that New Century Services will be staffed primarily by existing personnel and by transferring personnel from the current employee rosters of NSP and its subsidiaries. New Century Services's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems and were approved by the Commission in the 1997 NCE Order.

     It is expected that New Century Services will conduct substantial operations in Minneapolis and St. Paul, Minnesota; Eau Claire, Wisconsin; Denver, Colorado; and Amarillo, Texas, where the headquarters of NSP, NSP-W, PSCo and SPS are located. Merger transition teams are presently considering where specific operations of the combined company will be headquartered.

     As compensation for services, both the Utility and Non-Utility Service Agreements provide that "each Client Company shall pay to Service Company [i.e., New Century Services] the cost to Service Company of rendering such services for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement will provide that the "methods of assigning, distributing, or allocating Service Company costs to each Client Company, as well as to other associate companies, are set forth in
Appendix A. . . . Such methods of  assignment,  distribution  or  allocation  of costs may be modified or changed by Service Company without the necessity of an amendment to this Service Agreement provided that in such instance, all services rendered hereunder shall be at actual cost thereof, fairly and equitably assigned, distributed or allocated, all in accordance with the requirements of the [Public Utility Holding Company] Act and any orders thereunder." Thus, charges for all services provided by New Century Services to affiliated utility companies will be as determined under Rules 90 and 91 of the Act.

     The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except as set forth in detail below in this Item 3.E.3. The Non-Utility Service Agreement also will permit charges for certain services to be at fair market value to the extent authorized by the 1997 NCE Order, or hereafter by the Commission. Thus, except for the prior exemptions in the 1997 NCE Order and the requested exceptions discussed below, services provided by New Century Services to non-utility affiliates pursuant to the Non-Utility Service Agreement will also be charged as determined under Rules 90 and 91 of the Act. For further information regarding the accounting and cost assignment procedures of New Century Services, reference is made to EXHIBITS B-2 and B-3 hereto./121

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121  NSP's agreement with a subsidiary,  NMC,  states that services  provided to
     NMC or received from NMC be at the higher of cost or market, or lower the cost or market, respectively. However, that agreement also deems market to equal cost and thus is consistent with SEC requirements.

----------

     Moreover, the Utility and Non-Utility Service Agreements provide that no change in the organization of New Century Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until New Century Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify New Century Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until New Century Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Applicants believe that the Utility Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

2.   Services, Goods, and Assets Involving the Utility Operating Companies

     PSCo, SPS, Cheyenne, New NSP, NSP-W and BMG may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, power plant maintenance overhauls, power plant and storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility (i.e., services by an industrial lighting specialist or waste disposal specialist). These services will be provided in accordance with Rules 87, 90 and 91. Moreover, in accordance with Rules 87, 90 and 91, certain goods may be provided through a leasing arrangement or otherwise by one utility operating company to one or more associate companies, and certain assets may be used by one utility operating company for the benefit of one or more other associate companies.

     In addition to the foregoing, NSP and NSP-W are currently providing goods and services to, or receiving goods and services from, affiliates in accordance with agreements approved by the Minnesota Commission and/or the Wisconsin Commission. Each of these contracts (including the parties) is described in Annex E. To the extent necessary, Applicants request that the Commission grandfather these pre-existing arrangements to enable the provision of goods and services to continue post-Merger. As indicated in Annex E, Applicants believe that the pricing of such transactions is in compliance with, or exempt from, the Commission's rules. However, in the event that the Commission disagrees, Applicants also request that with respect to such arrangements, the Commission grant an exemption for the pricing of such transactions to the extent such pricing varies from the Commission's at-cost standard under Section 13(b) of the Act./122

     To elaborate on the requested exemption from the Commission's at-cost standard, Minnesota law specifies as follows:

          no contract or arrangement, including any general or continuing arrangement, providing for the furnishing of management, supervisory, construction, engineering, accounting, legal, financial or similar services and no contract or arrangement for the purchase, sale, lease or exchange of any property, right or thing, or for the furnishing of any service, property, right or thing, other than those above enumerated, made or entered into after January 1, 1975, between a public utility and any affiliated interest...is valid or effective unless and until the contract or arrangement has received the written approval of the [Minnesota Public Utilities] commission./123

An "affiliated interest" includes every subsidiary of a public utility. Furthermore Minnesota law provides that "the [Minnesota Public Utilities] Commission shall approve the contract or arrangement...only if it shall clearly appear and be established upon investigation that it is reasonable and consistent with the public interest...," with the utility bearing the burden of proving that it is in the public interest./124

     Under a policy statement issued in Docket No. E,G-999/CI-90-1008 (1994), the Minnesota Commission had adopted extensive guidelines on the allocation of costs for transactions with nonregulated affiliates. The Policy Statement docket initially arose from an investigation of nonregulated utility appliance sales and service programs. However, the Minnesota Commission later expanded the scope of the docket, and the Policy Statement also applies to all utility arrangements with regulated and nonregulated affiliates./125 The Policy Statement provides that costs should be assigned between the utility and non-regulated function using the following four step hierarchy:

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122  Applicants  believe that the one contract  specified in Appendix E that has been approved by the Wisconsin Commission fully comports with the at-cost standard. Therefore, Applicants do not request the same exemption with respect to that contract.

123  ss.216B.48, subdivision 3 (Supp. 1993).

124  Id.

125 In MPUC Docket No. G002/M-94-831, the MPUC again expanded the scope of the Policy Statement, indicating it would be applied to assign costs between NSP utility operations and regulated affiliates (such as Viking).

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     1.   Tariffed  rates shall be used to value tariffed  services  provided to the non-regulated activity.

     2. Costs shall be directly assigned to either regulated or non-regulated activities whenever possible.

     3. Costs which cannot be directly assigned are common costs which shall be grouped into cost categories. Each cost category shall be allocated based on direct analysis of the origin of costs wherever possible. If direct analysis is not possible, common costs shall be allocated based upon an indirect cost-causative linkage to another cost category or group of cost categories for which direct assignment or allocation is available.

     4. When neither direct nor indirect measures of cost causation can be found, the cost category shall be allocated based upon a general allocator computed by the ratio of all expenses directly assigned or attributed to regulated and non-regulated activities, excluding the cost of fuel, gas, purchased power and the cost of goods sold.

Under this hierarchy, costs are generally allocated to non-regulated or regulated affiliates on a "fully allocated cost" basis, in order to prevent any subsidy of non-utility operations by the regulated utility operations and its customers. Accordingly, Applicants believe that most of the NSP contracts that have been reviewed and approved by the Minnesota Commission comport with the Commission's at-cost standard. However, to the extent that there is any variance between at-cost pricing under the Minnesota Commission's policies and Rules 90 and 91 of the Commission's rules, Applicants request that the Commission grandfather the existing arrangements and exempt those contractual arrangements from the at-cost standard of Section 13(b) of the Act so that they may stay in effect for New NSP as the successor of NSP.

     Applicants believe that the requested exemptions from the at-cost standard of Section 13(b), allowing for these contracts to be continued on a grandfathered basis, are in the public interest. For each contract, the Minnesota Commission has determined that the contract is reasonable and in the public interest. The Commission's principal concern under Section 13 of the Act is to protect utility companies in a holding company system from abusive cross-subsidization transactions between associate companies. Since the Minnesota Commission has found that the applicable contracts listed in Appendix E are reasonable and in the public interest, cross-subsidization issues do not arise under these agreements, and each should be permitted to continue.

     In requesting exemption from the at-cost standard of Section 13(b), Applicants emphasize that the exemptions are only intended to allow for the continuation of existing contractual arrangements on a grandfathered basis. In the event that New NSP or NSP-W wish to enter into new affiliate arrangements that would necessitate an exemption from the Commission's at-cost standard, they will first make an appropriate application to the Commission.

     In addition to the contracts listed in Annex E, New NSP will obtain nuclear plant operations services from Nuclear Management Company, LLC ("NMC"), a Wisconsin limited liability company. NMC was formed in February 1999 by three unaffiliated companies, namely, NSP, WEC Nuclear Corp., a subsidiary of Wisconsin Energy Corporation, and WPS Nuclear Corporation, a subsidiary of WPS Resources, which own (or whose affiliates own) nuclear power plant units located in Wisconsin and Minnesota (the "NMC Plant Owners") for the purpose of consolidating into one service organization the specialized nuclear power plant personnel and resources of such companies. NSP owns a 25% interest in NMC through an affiliate, NSP Nuclear Corporation, that was formed to hold this interest. NMC is providing to, and receiving from, NMC Plant Owners various services pursuant to two agreements. First, the NMC Services Agreement lists ten categories of support services, such as fuel procurement and maintenance, from which NMC may provide the NMC Plant Owners support services on a centralized basis. Each NMC Plant Owner has the right not to take services under the Services Agreement and NMC may offer additional services to the NMC Plant Owners. Second, as an NMC Plant Owner, NSP, in accordance with an Employee Lease Agreement, is providing NMC services and specialized personnel to facilitate its provision of services back to it and the other NMC Plant Owners. All services under these agreements are provided to the recipient of the services at cost in accordance with Rules 90 and 91. NSP has received Minnesota Commission approval of the Services Agreement and Employee Lease Agreement./126 Also by order dated October 26, 1999 (Holding Co. Act Release No. 27096), the Commission authorized Alliant Energy Corporation to acquire a 25% membership interest in NMC, and IES Utilities, Inc., a subsidiary of Alliant Energy, to enter into the Service
Agreement and the Employee Lease Agreement. Applicants seek permission for New NSP (as successor of NSP) to engage in business with NMC under the NMC Services Agreement and the NMC Employee Lease Agreement as grandfathered affiliate agreements approved by the Minnesota Commission, or alternatively, pursuant to the relief granted to Alliant Energy in the Commission's Release No. 27096.

     Additionally, NSP recently received Minnesota Commission approval of a Nuclear Power Plant Operating Services Agreement ("Operating Services Agreement")./127 When all necessary regulatory approvals for all NMC Plant Owners are received, NMC will provide operations, maintenance, capital improvement and decommissioning services to the NMC Plant Owners including New NSP under this agreement. NMC will provide these services at cost in accordance with Rules 90 and 91. By order dated May 10, 2000 (Holding Co. Act Release No. 27175), Alliant Energy has also requested approval of the Nuclear Power Plant Operating Services Agreement. Applicants request permission for New NSP to engage in business with NMC under the Operating Services Agreement as a grandfathered affiliate agreement approved by the Minnesota Commission or, alternatively, pursuant to the relief granted to Alliant Energy in the Commission's Release No. 27175.

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126  Docket E-002\AI-99-618 (July 29, 1999).

127  Docket E-002\AI-99-1652 (February 4, 2000).

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     Finally,  in  the  1997  NCE  Order,  the  Commission   authorized  Utility
Engineering Corporation ("UE") to perform engineering, development, design, construction, and other related services to operating companies within the NCE system on an at-cost basis. The Commission contemplated that UE may provide those services to individual operating companies pursuant to agreements with such companies, or may contract with New Century Services, which could in turn provide the services to associate companies including the operating companies. Applicants request that this authority be extended to enable UE to provide such services on an at-cost basis to the operating companies within the Xcel system.

3.   Non-Utility Sale of Goods and Services to EWGs, FUCOs, and QFs

     The Commission has authorized the nonutility subsidiaries of NCE (including New Century Services), whether then existing or thereafter created, to provide goods and services to any "Client Company" under an exemption from the at-cost standard of Section 13(b) where:

        (i) the Client Company is a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

        (ii) the Client Company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not a utility operating company within the NCE system (a "Utility Subsidiary");

        (iii) the Client Company is a QF within the meaning of the Public Utility Regulatory Policies Act of 1978 ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing that electricity for their own use and not for resale, and/or (b) to an electric utility company other than a Utility Subsidiary at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

        (iv) the Client Company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a Utility Subsidiary.

     See New Century Energies, Inc., Holding Company Act Release No. 35-27000 (issued in File No. 70-9397 on April 7, 1999) (reaffirming a similar exemption granted in the 1997 Order) (the "1999 Order"). Applicants request similar authorization for the nonutility subsidiaries of Xcel (whether now existing or hereafter created) to provide goods and services to Client Companies within the Xcel system meeting the above criteria under an exemption from the at-cost standard of Section 13(b).

     In File No. 70-9397 NCE had also requested that ETCs, Rule 58 subsidiaries, and nonutility subsidiaries that do not derive any part of their income from sales of goods, services or other property to a Utility Subsidiary be deemed Client Companies for purposes of this exemption. In the 1999 Order, the Commission reserved jurisdiction over that request. Applicants request that the Commission either (i) expand the exemption to apply to such companies as Client Companies within the Xcel system following the merger; or (ii) reserve jurisdiction over that request in this proceeding pending completion of the record.

     In addition to the general exemption from the at-cost standard described above, Applicants also, to the extent necessary, request a waiver of the at-cost standard with respect to services that UE and Quixx Power Services, Inc. ("QPS") may provide to a QF located at the Phillips Petroleum Refinery Complex near Borger, Texas, that will sell power to SPS pursuant to a power sale agreement (the "QF PPA"). This QF is held by a limited partnership in which Quixx Corporation ("Quixx"), an indirect subsidiary of NCE and therefore an affiliate of SPS, has a 50% interest. UE has provided and may in the future provide engineering and construction services for the facility. QPS, a subsidiary of Quixx, is providing operations and maintenance services to the facility at a negotiated market-based rate pursuant to an operating agreement. The Commission approved an exemption from the at-cost standard for these services in the 1997 NCE Order. The basis for the exemption was that SPS, utilizing a bidding process supervised by an independent bid examiner pursuant to guidelines of the Texas Commission, selected the QF PPA as the most economic manner to satisfy projected power needs. Applicants request that the Commission, as necessary, extend the existing exemption to the at-cost standard of section 13(b) to enable UE and QPS to provide services for the QF at negotiated terms and conditions (including prices) post-Merger.

F.   Capitalization of New NSP

     The Applicants request authority to organize a new utility subsidiary, New NSP, under the laws of Minnesota and to take the following actions in connection with the organization and capitalization of New NSP: New NSP proposes to assume the debt of NSP existing at the time of the Merger (approximately $2.0 billion) and issue shares of its capital stock to Xcel. The equity component will be derived by subtracting the total debt being assumed by New NSP from the total assets being transferred to New NSP. The result of the foregoing is that the overall equity/debt ratio New NSP will be approximately 50%, which is similar to that of NSP prior to consummation of the Merger. Applicants also request authority for Xcel to acquire the capital stock of New NSP and for NSP to transfer its debt to New NSP.

Item 4.  Regulatory Approvals

     Set forth below is a summary of the regulatory approvals that Applicants have obtained or expect to obtain in connection with the Merger. It is a condition to the consummation of the Merger that final orders approving the Merger be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of NCE and its subsidiaries taken as a whole, or on NSP and its subsidiaries taken as a whole.

A.   Antitrust

     The HSR Act and the rules and regulations thereunder prohibit certain transactions (including the Merger) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. The HSR Act waiting period expired on March 1, 2000.

     The expiration or earlier termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. Applicants believe that the Merger will not violate Federal antitrust laws. If the Merger is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, NSP and NCE will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would begin and have to expire or be terminated before the Merger could be consummated.

B.   Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC. Under Section 203 of the Federal Power Act, FERC will approve a merger if it finds that merger "consistent with the public interest." In reviewing a merger, FERC generally evaluates: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect rates, and (iii) whether the merger will impair the effectiveness of regulation. On July 30, 1999, NSP and NCE filed a combined application with FERC requesting FERC to approve the Merger under Section 203 of the Federal Power Act. In connection with this Application, NSP and NCE also filed a joint Open Access Transmission Tariff to be effective upon completion of the Merger and Joint Operating Agreement and proposed Statement of Policy and Code of Conduct applicable to certain wholesale merchant function operations and various subsidiaries under Section 205 of the Federal Power Act, to become effective upon consummation of the Merger. As explained previously, on January 12, 2000, FERC issued its order approving the Merger under Section 203 of the Federal Power Act. As part of its order, the FERC also accepted the Joint Operating Agreement for filing without modification, the proposed Statement of Policy and Code of Conduct without modification and the Joint Open Access Transmission Tariff for filing, subject to a pending separate proceeding regarding SPS's rates. In addition, Applicants separately filed under 18 C.F.R. Part 37 proposed revised Standards of Conduct for NSP, PSCo, Cheyenne and SPS to be effective during the pendency of and after the proposed Merger. NSP also needed to obtain FERC's authorization under Part I of the Federal Power Act to transfer hydro-electric licenses held by it to New NSP, and to obtain FERC's authorization under Section 205 of the Federal Power Act to amend existing wholesale contracts to have New NSP assume NSP's responsibilities. These authorizations have been obtained, subject to a notice filing to be made within 30 days after closing of the Merger.

C.   Atomic Energy Act

     NSP holds NRC operating licenses in connection with its ownership and operation of the Prairie Island and Monticello nuclear generating facilities. The operating licenses authorize NSP to own and operate the facilities. PSCo holds NRC licenses in connection with its ownership of the Fort St. Vrain Nuclear Electric Generating Station. The Fort St. Vrain facility ceased operations on August 29, 1989 and is in the process of being decommissioned in accordance with the terms of orders issued by the NRC. The Atomic Energy Act provides that a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, NSP has applied for approval from the NRC to reflect the fact that after the Merger, New NSP will own and operate the Prairie Island and Monticello facilities and will become the operating company subsidiary of such facilities. NRC approval of NSP's application occurred on May 12, 2000.

D.   State Public Utility Regulation

     NSP is currently subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission, the South Dakota Commission and the Arizona Commission. NSP-W is subject to the jurisdiction of the Wisconsin Commission and the Michigan Commission. BMG is subject to the jurisdiction of the Arizona Commission. PSCo is subject to the jurisdiction of the Colorado Commission. Cheyenne is subject to the jurisdiction of the Wyoming Commission. SPS is subject to the jurisdiction of the New Mexico Commission, the Texas Commission, the Kansas Commission and the Oklahoma Commission. NSP and NCE have filed applications for approval of the Merger, including (where necessary) the issuance of securities, with the Minnesota Commission, the North Dakota Commission, the Arizona Commission, the Colorado Commission, the New Mexico Commission and the Wyoming Commission. Approval of the Merger is not required in Texas. However, unless the Texas Commission determines that the Merger is in the public interest, the Texas Commission may take its findings into account in future rate making proceedings. Thus, NSP and NCE also filed with the Texas Commission for a determination that the Merger is in the public interest. Approval of the Merger is not required in South Dakota, Wisconsin, Michigan, Kansas or Oklahoma. However, certain notice or similar filings were made in Kansas and Oklahoma.

     All necessary approvals associated with the Merger were obtained from the Arizona Commission on March 1, 2000, the Colorado Commission on February 16, 2000, the Kansas Commission on September 20, 1999, the North Dakota Commission on April 12, 2000, the Oklahoma Commission on December 21, 1999, the Wyoming Commission on March 13, 2000, the Minnesota Commission on June 12, 2000, the Texas Commission on May 30, 2000, and the New Mexico Commission on May 4, 2000. Copies of the orders evidencing these approvals are filed on Exhibits D-4.2, D-5.2, D-10, D-3.2, D-11, D-7.2, D-2.2, D-8.2 and D-6.2 hereto. No further approval of these commissions or any other state commission is expected or required in connection with the Merger. As indicated above, no filings or approvals pertaining to the Merger were necessary or were sought in Michigan, South Dakota or Wisconsin.

     Set forth below is a summary of each of the state orders:

     In an order, a copy of which is attached to the Application as Exhibit D-2.2 ("Minnesota Order"), the Minnesota Commission approved the Merger, and also approved certain settlement agreements among NSP, the Minnesota Department of Commerce, the Minnesota Office of Attorney General and other intervenors in the state proceeding. Among other things, the Minnesota Order and settlement agreements imposed certain conditions regarding (1) a prospective electric rate reduction to reflect certain non-fuel Merger savings; (2) pass-through of electric fuel, purchased power and purchased natural gas savings; (3) a rate increase moratorium, subject to certain conditions; (4) quality of service and reliability standards; (5) access to records and reporting requirements, including reports on generation cost unbundling, the viability of retail aggregation services, and strategies for mitigation of carbon dioxide emissions;
(6) certain commitments regarding state regulatory review of rate recoverability of costs allocated to New NSP Utility; and (7) commitments to file tariff provisions to facilitate distributed generation and customer "sale back" supply services. The Minnesota Order includes a finding that retention by Xcel of the natural gas distribution operations of NSP would serve the public interest.

     In an order, a copy of which is attached to the Application as Exhibit D-3.2 ("North Dakota Order"), the North Dakota Commission approved the Merger and a settlement agreement between NSP and North Dakota Commission staff. Among other things, the North Dakota Order and settlement agreement imposed certain conditions regarding (1) a prospective electric rate reduction; (2) filing of an electric performance based regulation plan, including quality of service and reliability measures; (3) pass-through of electric fuel, purchased power and purchased natural gas savings; and (4) access to records and commitments regarding state regulatory review of rate recoverability of costs allocated to New NSP Utility. The North Dakota Order includes a finding that retention by Xcel of the natural gas distribution operations of NSP would serve the public interest.

     In an order, a copy of which is attached to the Application as Exhibit D-4.2 ("Arizona Order"), the Arizona Commission approved the Merger. Among other things, the Arizona Order imposed certain conditions regarding (1) access to records and commitments regarding state regulatory review of non-fuel Merger savings in a future BMG rate proceeding; and (2) certain reporting requirements. The Arizona Order includes a finding that retention by Xcel of the natural gas distribution operations of BMG would serve the public interest.

     In an order, a copy of which is attached to the Application as Exhibit D-5.2, the Colorado Commission approved a stipulation and agreement among PSCo, the staff of the Colorado Commission, the Colorado Office of Consumer Counsel, and various other parties recommending approval of the merger subject to various conditions. Among other things, PSCo has committed in this stipulation and agreement to reduce retail rates, to file a combined electric and gas rate case in early 2002 with the expectation that new rates will go into effect on January 1, 2003, and to continue its existing electric earnings sharing mechanism and quality of service plans. The Colorado Commission also approved a stipulation and agreement among PSCo, the Colorado Office of Consumer Counsel, and various other parties addressing issues related to low income customers. Based on its approval of these two stipulations and agreements, the Colorado Commission approved the Merger.

     In an order, a copy of which is attached to the Application as Exhibit D-10, the Kansas Commission approved an agreement among SPS, NSP, and the Staff of the Kansas Commission setting forth various commitments relating to the Merger, including an annual rate credit.

     In an order, a copy of which is attached to the Application as Exhibit D-6.2, the New Mexico Commission approved the Merger subject to various commitments by SPS. Among other things, SPS committed to credit or otherwise reflect in rates merger savings by a guaranteed amount to its New Mexico retail customers for a 54-month transition period and to hold its New Mexico retail customers harmless from any and all negative impacts of the Merger, including financial impacts.

     In an order, a copy of which is attached to the Application as Exhibit D-11, the Oklahoma Commission approved a stipulation which incorporated a regulatory plan relating to the Merger.

     In an order, a copy of which is attached to the Application as Exhibit D-8.2, the Texas Commission found the Merger to be consistent with the public interest subject to the conditions set out in a stipulation entered into by SPS, the staff of the Texas Commission, and certain other parties. In summary, the stipulation provides for the implementation of full retail customer choice by SPS in its Texas retail service territory consistent with the requirements of Texas SB-7. As previously discussed (see discussion in Item 3.C.1(b)(i)), such implementation will require the future divestiture of approximately 64-71% of the generation capacity owned by SPS and its affiliates in the SPS service area region. Additionally, the stipulation approved by the Texas Commission provides for SPS to guarantee merger savings credits through December 31, 2005, to retain its current fuel recovery mechanism to pass through fuel savings to retail customers, and to comply with various new service quality and reliability standards.

     In an order, a copy of which is attached to the Application as Exhibit D-7.2, the Wyoming Commission approved of the Merger based on the commitments agreed to by Cheyenne in a stipulation and agreement with the Wyoming Consumer Advocate Staff. Among other things, Cheyenne in this stipulation agreed to various measures to maintain its present level of autonomous and independent operations after the merger and to an electric and a gas base rate moratorium through January 1, 2004.

E.   Other

     The NSP and NCE Systems possess municipal franchises and environmental permits and licenses that they may need to assign or replace as a result of the Merger. NSP and NCE do not anticipate any difficulties obtaining such assignments, renewals and replacements. In addition, British regulatory approval may also be required in light of NCE's ownership interest in Yorkshire Electricity and NSP's indirect investments in the United Kingdom.

     Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

     Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2004.

Item 5.  Procedure

     The Commission is respectfully requested to publish, not later than January 31, 2000, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than February 28, 2000, by which comments must have been entered and a date on or after February 29, 2000, as the date when an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The SEC Staff may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

A.       Exhibits

Exhibit          Description
Number

A-1 Restated Articles of Incorporation of NSP (filed as EXHIBIT 3.01 to Form 10-Q of NSP for the quarter ended June 30, 1998, File No. 1-3034, and incorporated herein by reference)

A-2 Restated Articles of Incorporation of NSP-W (filed as EXHIBIT 3.01 to Form 10-K of NSP-W for the year ended December 31, 1987, File No. 10-3140, and incorporated herein by reference)

A-3 Restated Articles of Incorporation of NCE dated December 8, 1995 (filed as EXHIBIT 3(a) to Registration Statement No. 333-64951 on Form S-4, File No. 1-12927, and incorporated herein by reference)

A-4 Amended and Restated Articles of Incorporation of PSCo dated July 10, 1998 (filed as EXHIBIT 3(a)1 to Form 10-K of PSCo for the year ended December 31, 1998, File No. 1-3280).

A-5       Amended  and  Restated  Articles  of  Incorporation  of SPS  (filed as
          EXHIBIT 3(a)2 to Form 10-K of SPS for the year ended December 31, 1997, File No. 1-3789).

A-6       Certificate  of   Incorporation  of  NRG  (filed  as  EXHIBIT  3.1  to
          Registration Statement on Form S-1 (as amended), File No. 333-33397).

B-1 Agreement and Plan of Merger for NSP and NCE (Merger Agreement) (filed as Appendix A to Exhibit C-1, and incorporated herein by reference)

B-2       Form of Service  Agreement  between New Century  Services  and utility affiliates (an appendix entitled "Description of Services and Determination of Charges for Services" is attached but not forming a part thereof.)

B-3* Form of Service Agreement between New Century Services and non-utility affiliates (an appendix entitled "Description of Services and Determination of Charges for Services" is attached but not forming a part thereof)

B-4 Agreement and Plan of Merger for NSP Acquisition of BMG (filed as Annex A to Registration Statement NO. 333-49529 on Form S-4 and incorporated herein by reference.

C-1       Registration  Statement  of NSP on Form  S-4 (as  amended)  (filed  as
          Registration Statement No. 333-73989 and incorporated herein by reference)

C-2       Joint Proxy  Statement  and  Prospectus  of NSP and NCE  (included  in
          EXHIBIT C-1)

C-3 Registration Statement of NSP on Form S-4 (as amended) in connection with acquisition of BMG (filed as Registration Statement No. 333-49529 and incorporated herein by reference)

C-4 Proxy Statement and Prospectus for NSP acquisition of BMG (included in Exhibit C-3)

D-1.1*  P Original testimony of Heironymus to FERC

D-1.2*  P Application of NSP and NCE before FERC

D-1.3*  P Order of FERC approving the Merger

D-1.4*  P Original testimony of Gilbert to FERC

D-2.1*  P Application of NSP before the Minnesota Commission

D-2.2   P Order of the Minnesota Commission approving the Merger

D-3.1*  P Application of NSP before the North Dakota Commission

D-3.2   P Order of the North Dakota Commission approving the Merger

D-4.1*  P Application of NSP before the Arizona Commission

D-4.2   P Order of the Arizona Commission approving the Merger

D-5.1*  P Application of NCE before the Colorado Commission

D-5.2   P Order of the Colorado Commission approving the Merger

D-6.1*  P Application of NCE before the New Mexico Commission

D-6.2   P Order of the New Mexico Commission approving the Merger

D-7.1*  P Application of NCE before the Wyoming Commission

D-7.2   P Order of the Wyoming Commission approving the Merger

D-8.1*  P Application of NCE before the Texas Commission

D-8.2   P Order of the Texas Commission finding that the Merger is in the public interest

D-9**   P Order  of the NRC  finding  that the  transfer  of  certain  operating licenses in connection with the Merger is in compliance with The Atomic Energy Act and consenting to such transfers

D-10    P Order of the Kansas Commission

D-11    P Order of the Oklahoma Commission

E-1*    P Map of service areas of NSP, NSP-W, PSCo, SPS and Cheyenne

E-2*    P Map showing interconnections of NSP, NSP-W PSCo, SPS and Cheyenne (see
          Exhibit E-1)

E-3.1*  P Map of NSP electric and gas service areas

E-3.2*  P Map of NSP-W electric and gas service areas

E-3.3*  P Map of NSP and NSP-W transmission systems

E-3.4   P Map of southern  portion of Northbound  Path,  including  PSCo/SPS tie line

E-3.5   P Map of northern portion of Northbound Path

E-4.1* P Map of PSCo electric and gas service areas (including Cheyenne electric and gas service areas)

E-4.2*  P Map of SPS electric service areas (see Exhibit E-4.3)

E-4.3* P Map of PSCo and SPS transmission systems (including Cheyenne transmission system)

E-10*   P NSP corporate chart

E-11*   P NCE corporate chart

E-12    P Combined Company corporate chart (as revised)

D-13*     Chart comparing MISO, NEPOOL and PJM

F-1.1     Preliminary opinion of counsel to NSP

F-1.2**   Past-tense opinion of counsel to NSP

F-2.1**   Preliminary opinon of counsel to NCE

F-2.1**   Past-tense opinion of counsel to NCE

G-1 Opinion of SG Barr Devlin (filed as Annex B to Registration Statement No. 333-76989 on Form S-4 and incorporated herein by reference)

G-2 Opinion of The Blackstone Group L.P. (filed as Annex C to Registration Statement No. 333-76989 on Form S-4 and incorporated herein by reference)

H-1 Annual Report of NSP on Form 10-K for the year ended December 31, 1998 (File No. 1-3034 and incorporated herein by reference)

H-2 Annual Report of NCE on Form 10-K for the year ended December 31, 1998 (File No. 1-23927 and incorporated herein by reference)

H-3 Annual Report of NSP-W on Form 10-K for the year ended December 31, 1998 (File No. 1-3140 and incorporated herein by reference)

H-4 Annual Report of NRG on Form 10-K for the year ended December 31, 1998 (File No. 333-33397 and incorporated herein by reference)

H-5 Annual Report of PSCo on Form 10-K for the year ended December 31, 1998 (File No. 1-3780 and incorporated herein by reference)

H-6 Annual Report of SPS on Form 10-K for the year ended December 31, 1998 (File No. 1-3789 and incorporated herein by reference)

H-7 Quarterly Report of SPS on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-3789 and incorporated herein by reference)

H-8 Quarterly Report of SPS on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-3789 and incorporated herein by reference)

H-9 Quarterly Report of NSP on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-3034 and incorporated herein by reference)

H-10 Quarterly Report of NSP on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-3034 and incorporated herein by reference)

H-11 Quarterly Report of NCE on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-12927 and incorporated herein by reference)

H-12 Quarterly Report of NCE on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-12927 and incorporated herein by reference)

H-13 Quarterly Report of NSP-W on Form 10-Q for the quarter ended March 31, 1999 (File No. 10-3140 and incorporated herein by reference)

H-14 Quarterly Report of NSP-W on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-3140 and incorporated herein by reference)

H-15 Quarterly Report of NRG on Form 10-Q for the quarter ended March 31, 1999 (File No. 333-33397 and incorporated herein by reference)

H-16 Quarterly Report of NRG on Form 10-Q for the quarter ended June 30, 1999 (File No. 333-33397 and incorporated herein by reference)

H-17 Quarterly Report of PSCo on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-3280 and incorporated herein by reference)

H-18 Quarterly Report of PSCo on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-3280 and incorporated herein by reference)

H-19 Quarterly Report of NSP on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-3034 and incorporated herein by reference)

H-20 Quarterly Report of NCE on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-12927 and incorporated herein by reference)

H-21 Quarterly Report of NSP-W on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-3140 and incorporated herein by reference)

H-22 Quarterly Report of NRG on Form 10-Q for the quarter ended September 30, 1999 (File No. 333-33397 and incorporated herein by reference)

H-23 Quarterly Report of PSCo on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-3280 and incorporated herein by reference)

H-24 Quarterly Report of SPS on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-3789 and incorporated herein by reference)

H-25 Annual Report of NSP on Form 10-K for the year ended December 31, 1999 (File No. 1-3034 and incorporated herein by reference)

H-26 Annual Report of NCE on Form 10-K for the year ended December 31, 1999 (File No. 1-23927 and incorporated herein by reference)

H-27 Annual Report of NSP-W on Form 10-K for the year ended December 31, 1999 (File No. 1-3140 and incorporated herein by reference)

H-28 Annual Report of NRG on Form 10-K for the year ended December 31, 1999 (File No. 333-33397 and incorporated herein by reference)

H-29 Annual Report of PSCo on Form 10-K for the year ended December 31, 1999 (File No. 1-3780 and incorporated herein by reference)

H-30 Annual Report of SPS on Form 10-K for the year ended December 31, 1999 (File No. 1-3789 and incorporated herein by reference)

H-31 Quarterly Report of SPS on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-3789 and incorporated herein by reference)

H-32 Quarterly Report of NSP on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-3034 and incorporated herein by reference)

H-33 Quarterly Report of NCE on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-12927 and incorporated herein by reference)

H-34 Quarterly Report of NSP-W on Form 10-Q for the quarter ended March 31, 2000 (File No. 10-3140 and incorporated herein by reference)

H-35 Quarterly Report of NRG on Form 10-Q for the quarter ended March 31, 2000 (File No. 333-33397 and incorporated herein by reference)

H-36 Quarterly Report of PSCo on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-3280 and incorporated herein by reference)

I-1*      Notice of the Transaction

J-1* NSP and NSP-W Analysis of the Economic Impact of a Divestiture of the Gas Operations of NSP and NSP-W

J-2*      NCE  Analysis of the  Economic  Impact of a  Divestiture  of NCE's Gas
          Operations   J-3**  Joint  Analysis  of  the  Economic   Impact  of  a
          Divestiture of the Gas Operations of NCE, NSP and NSP-W

K-1*      Report of Pacific Economies Group

K-2       Memorandum on Status of Tie-line between PSCo and SPS

L-1 Market Share for Electric Companies in the United States sorted by Electric Revenues

L-2       Market Share for Electric  Companies  in the United  States  sorted by
          Assets

L-3 Market Share for Electric Companies in the United States sorted by Electric Customers

----------
*   Previously filed
**  To be filed by Amendment

----------



B.   Financial Statements

FS-1 Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet at December 31, 1999 (included Exhibit 99.03 of Form 10-K for the year ended December 31, 1999 of NSP (Exhibit H-25 hereto) at p. 80)

FS-2 Unaudited Pro Forma Condensed Consolidated Statements of Income for each of the three years in the period ended December 31, 1999 (included in Form 10-K for the year ended December 31, 1999 of NSP (Exhibit H-25 hereto) at p. 77)

FS-3 NSP Consolidated Balance Sheet as of December 31, 1999 see Annual Report of NSP on Form 10-K for the year ended December 31, 1999 (Exhibit H-25 hereto), at p. 37)

FS-4 NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP on Form 10-K for the year ended December 31, 1999 (Exhibit H-25 hereto), at p. 35)

FS-5 NCE Consolidated Balance Sheet as of December 31, 1999 (see Annual Report of NCE on Form 10-K for the year ended December 31, 1998 (Exhibit H-26 hereto), at p. 49)

FS-6 NCE Consolidated Statements of Income for its last three fiscal years (see Annual Report of NCE on Form 10-K for the year ended December 31, 1999 (Exhibit H-26 hereto), at p. 51)

FS-7 NSP-W Consolidated Balance Sheet as of December 31, 1999 (see Annual Report of NSP-W on Form 10-K for the year ended December 31, 1998 (Exhibit H-27 hereto), at p. 15)

FS-8 NSP-W Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP-W on Form 10-K for the year ended December 31, 1999 (Exhibit H-27) hereto), at p. 13)

FS-9 NRG Consolidated Balance Sheet as of December 31, 1999 (see Annual Report of NRG on Form 10-K for the year ended December 31, 1999 (Exhibit H-28 hereto), at p. 33)

FS-10 NRG Consolidated Statements of Income for it last three fiscal years (see Annual Report of NRG on Form 10-K for the year ended December 31, 1999 (Exhibit H-28 hereto), at p.31)

FS-11 PSCo Consolidated Balance Sheet as of December 31, 1999 (see Annual Report of PSCo on Form 10-K for the year ended December 31, 1999 (Exhibit H-29 hereto), at p. 60)

FS-12 PSCo Consolidated Statements of Income for its last three fiscal years (an Annual Report of PSCo on Form 10-K for the year ended December 31, 1999 (Exhibit H-29), at p. 63)

FS-13 SPS Consolidated Balance Sheet as of December 31, 1999 (see Annual Report of SPS on Form 10-K for the year ended December 31, 1999 (Exhibit H-30 hereto), at p. 72)

FS-14 SPS Consolidated Statements of Income for its last three fiscal years (see Annual Report of SPS on Form 10-K for the year ended December 31, 1999 (Exhibit H-30 hereto), at p.74)

Item 7.  Information as to Environmental Effects

     The Merger neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Joint Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Merger will not result in changes in the operations of NSP, NSP-W or NCE that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

       NEW CENTURY ENERGIES, INC.                NORTHERN STATES POWER COMPANY

BY:    /s/ Richard C. Kelly               BY:    /s/ E. J. McIntyre
       Richard C. Kelly                          E. J. McIntyre
       Executive Vice President and              Vice President and
       Chief Financial Officer                   Chief Financial Officer


Date:  August 3, 2000

                                     Annex A
                      FURTHER DESCRIPTION OF UTILITY ASSETS
                              AND OPERATIONS OF NCE


     1.   PSCo Electric Generation Property

     The PSCo electric generating stations expected to be available at the time of the anticipated 1999 net firm system peak demand during the summer season are as follows:



Name of Station and Location    Installed Gross Capacity     Net Dependable Capacity         Major Fuel Source
                                          (MW)                   (MW) at Time of
                                                            Anticipated 2000 Net Firm
                                                               System Peak Demand*

Steam:

    Arapahoe -                           262.00                         246.00                     Coal
    Denver, Co.

    Cameo - near                          77.00                          72.70                     Coal
    Grand Junction,
    Co.

    Cherokee -                           779.00                         717.00                     Coal
    Denver, Co.

    Comanche - Near                      725.00                         660.00                     Coal
    Pueblo, Co.

    Craig - near Craig,                   87.00(a)                       83.20                     Coal
    Co.

    Hayden - near                        259.00(b)                      237.00                     Coal
    Hayden, Co.

    Pawnee - near                        530.00                         505.00                     Coal
    Brush, Co.

    Valmont - near                       196.00                         186.00                     Coal
    Boulder, Co. (Unit
    5)

    Zuni - Denver, Co.                   115.00                          86.00                    Gas/Oil

    Total (Steam)                      3,030.00                       2,792.90

Other:

    Fort St. Vrain                       514.00                      466.60(f)                      Gas
    Combustion
    Turbines - near
    Platteville, Co.

    Combustion                           209.00                      159.00(g)                      Gas
    turbines (6 units-
    various locations)

    Hydro (14 units-                      53.00                          36.55(d)                  Hydro
    various locations
    (c).

    Cabin Creek                          324.00(e)                      210.00                     Hydro
    Pumped Storage-
    near Georgetown,
    Co.

    Total (Steam and                   4,136.35                       3,669.05
    Other)



Notes to Table:

* A measure of the unit capability planned to be available at the time of the system peak load net of seasonal reductions in unit capability due to weather, stream flow, fuel availability and station horsepower, including requirements for air and water quality control equipment.

(a) The gross maximum capability of Craig Units No. 1 and No. 2 is 894 Megawatts ("MW"), of which PSCo has a 9.72% undivided ownership interest.

(b) The gross maximum capability of Hayden Units No. 1 and No. 2 is 202.01 MW and 285.96 MW, respectively, of which PSCo has a 75.5% and 37.4% undivided ownership interest, respectively.

(c) Includes one station (two units) not owned by PSCo but operated under contract.

(d) Seasonal Hydro Plant net dependable capabilities are based upon average water conditions and limitations for each particular season. The individual plant seasonal capabilities are sometimes limited by less than design water flow.

(e)  Capability at maximum load.

(f) This represents the net dependable capacity during the summer peak. The net dependable capacity during the winter peak is 507.6 MW.

(g) This represents the net dependable capacity during the summer peak. The net dependable capacity during the winter peak is 209 MW.

     Fort St. Vrain, PSCo's only nuclear plant, ceased operations on August 29, 1989, and on March 22, 1996, the physical decommissioning of the station was completed. The initial phase of the repowered gas-fired, combined-cycle steam electric generating station began commercial operations on May 1, 1996. Phase 2 began operations in May 1999.

     2.   SPS Electric Generation Property/128

     The SPS electric generating stations expected to be available at the time of the anticipated 1999 net firm system peak demand during the summer season are as follows:

----------
128 No information is presented for Cheyenne as it does not own any generating facilities.

----------





Name of Station and Location      Installed Gross       Net Dependable Capacity        Major Fuel source
                                   Capacity (MW)            (MW) at Time of
                                                       Anticipated 2000 Net Firm
                                                           System Peak Demand*

Steam:
   Harrington - near               1,137.00                  1,066.00                         Coal
Amarillo, TX

  Tolk - near Muleshoe,            1,130.00                  1,080.00                         Coal
TX

  Jones - near Lubbock, TX           512.00                    486.00                         Gas

  Plant X - near Earth, TX           463.00                    442.00                         Gas

  Nichols - near Amarillo, TX        479.00                    457.00                         Gas

  Cunningham - near Hobbs, NM        281.00                    267.00                         Gas

  Maddox - near Hobbs, NM            123.00                    118.00                         Gas

  CZ-2 - near Pampa, TX               26.00                     26.00                     Purch. steam

  Moore County - near                 51.00                     48.00                         Gas
Sunray, TX

           Total (Steam)           4,202.00                  3,990.00

Gas Turbine:
   Carlsbad - near Carlsbad,          16.00                  13.00                            Gas
NM

   CZ-1 - near Pampa, TX              13.00                  13.00
                                                                                          Hot nitrogen

   Maddox - near Hobbs, NM            76.00                  66.00                            Gas

   Riverview - near Borger,           25.00                  23.00                            Gas
TX

   Cunningham - near Hobbs,          244.00                 220.00                            Gas
NM

   Diesel Engine (1 unit)             15.00                   0.00                           Diesel
Tucumcari, NM

      Total (Steam and Gas         4,591.00               4,325.00
Turbine)



Notes to Table:

* Purchased Power Contracts: The NCE Operating Companies have contractual arrangements with regional utilities as well as QFs and EWGs to meet the energy needs of their customers. The NCE Operating Companies have capacity contracts in the following amounts at the time of the anticipated 1999 net firm system peak demand:

       NCE Operating Company                                    MW

       PSCo                                                    2,047
       SPS                                                       236
       Cheyenne                                                  150
                                                               -----
                Total                                          2,433


     3.   NCE Electric Transmission and Distribution Properties

     PSCo: On December 31, 1999, PSCo's transmission system consisted of approximately 112 circuit miles of 345 kilovolt ("kV") overhead lines; 1,936 circuit miles of 230 kV overhead lines; 15 circuit miles of 230 kV underground lines; 65 circuit miles of 138 kV overhead lines; 1,005 circuit miles of 115 kV overhead lines; 20 circuit miles of 115 kV underground lines; 332 circuit miles of 69 kV overhead lines; 137 circuit miles of 44 kV overhead lines; and 1 circuit mile of 44 kV underground line. PSCo jointly owns with another utility approximately 342 circuit miles of 345 kV overhead lines and 359 miles of 230 kV overhead lines, of which PSCo's share is 112 miles and 147 miles, respectively, which shares are included in the amounts listed above.

     SPS: On December 31, 1999, SPS's transmission system consisted of approximately 319 circuit miles of 345 kV overhead lines; 1,604 circuit miles of 230 kV overhead lines; 2,579 circuit miles of 115 kV overhead lines; 1,750 circuit miles of 69 kV overhead lines; 1 circuit mile of 115 kV underground line; and 5 circuit miles of 69 kV underground lines.

     Cheyenne: Cheyenne's transmission facilities are located in Wyoming. These facilities are very limited, consisting of two 115kV transmission line segments that total 25.5 miles in length. The primary purpose of these transmission lines is to deliver power that Cheyenne purchases from its full requirements supplier, PacifiCorp. Power is wheeled from WAPA's transmission system, with which Cheyenne intersects, to Cheyenne's distribution substation for ultimate distribution to Cheyenne's retail customers. Like PSCo, Cheyenne is a member of the WSCC.

     The distribution system of NCE's electric utility subsidiary companies consists of both overhead lines and underground distribution systems. PSCo owns approximately 210 substations (30 of which are jointly-owned) having an aggregate transformer capacity of 20,365,000 kVa, of which, 4,867,000 kVa is step-up transformer capacity at generating stations. SPS owns approximately 319 substations having an aggregate transformer capacity of 20,597,935 kVa, of which 5,951,000 kVa is step-up transformer capacity.

     4.   NCE ENERGY SALES

     For the year ended December 31, 1998, PSCo, SPS and Cheyenne sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                                 Year ended
                                                              December 31, 1999
 PSCo

 Kwh of electric energy sold (including amounts delivered in        28,537
 interchange) (millions of Kwh sales)
 Million ("MDth") of gas distributed at retail (including
 natural and manufactured gas) (millions of Dth Deliverables)        216.4

 SPS

 MWh of electric energy sold (including amounts delivered in        22,744
 interchange) (millions of Kwh sales)

 Cheyenne

 MWh of electric energy sold (including amounts delivered in        864,081
 interchange)
 MMBTU of gas distributed at retail (including natural and
 manufactured gas)                                                 4,663,278

     5.   NCE Gas Property

     The gas property of PSCo at December 31, 1999, consisted of approximately 16,709 miles of distribution mains ranging in size from 0.50 to 30 inches and related equipment. The Denver distribution system consisted of 9,249 miles of mains. Pressures in the system are varied to meet load requirements and individual house regulators are installed on each customer's premises to provide uniform flow of gas to appliances. PSCo also owns and operates four gas storage facilities.

                                     Annex B
                      FURTHER DESCRIPTION OF UTILITY ASSETS
                              AND OPERATIONS OF NSP


     1.   NSP Electric Generating Facilities

     As of December 31, 1999, NSP and NSP-W had a total net summer generating capability of 7,176 MW and NSP had a total summer net generating capacity of 6,311 MW available primarily from the following units:

     Sherburne County ("Sherco"): NSP owns two coal-fired generating units at its Sherco station in Minnesota with a combined net capability of 1,433 MW. NSP owns a 59% undivided interest in the third unit at the station ("Sherco 3"), of which NSP's share of the net capability of this unit is 514 MW.

     Prairie Island: NSP owns two nuclear generating units at its Prairie Island station in Minnesota with a combined net capability of 1,052 MW.

     Monticello: NSP owns one nuclear generating unit at its Monticello station in Minnesota with a net capability of 578 MW.

     King: NSP owns one coal-fired generating unit at its King station in Minnesota with a net capability of 571 MW.

     Black Dog: NSP owns four coal-fired generating units at its Black Dog station in Minnesota with a combined net capability of 462 MW.

     High Bridge: NSP owns two coal-fired generating units at its High Bridge station in Minnesota with a combined net capability of 267 MW.

     Riverside: NSP owns two coal-fired generating units at its Riverside station in Minnesota with a combined net capability of 380 MW.

     Anson: NSP owns two oil/gas-fired combustion turbine electric generating units at its Angus Anson station near Sioux Falls, South Dakota, with an aggregate net generating capability of 202 MW.

     Inver Hills: NSP owns eight oil/gas-fired combustion turbine electric generating units at its Inver Hills station located in Inver Grove Heights, Minnesota, with an aggregate net generating capability of 332 MW.

     NSP also owns numerous smaller generating units fueled with coal, natural gas, oil or waste, wind and one hydro-electric generating facility, with an aggregate net capability of 520 MW.

     As of December 31, 1999, NSP-W had a total net summer generating capability of 866 MW from the following units:

     Bay Front: NSP-W owns three steam electric generating units at its Bay Front station in Ashland, Wisconsin that are fueled with coal, wood and gas, with a combined net capability of 73 MW.

     French Island: NSP-W owns two steam electric generating units, fueled with wood and refuse derived fuel, and two oil-fired combustion turbine generating units at its French Island generating station in LaCrosse, Wisconsin with a combined net capability of 183 MW.

     Flambeau: NSP-W owns a gas/oil-fired combustion turbine electric generating unit at its Flambeau station in Park Falls, Wisconsin with a summer net generating capability of 12 MW.

     Wheaton: NSP-W owns six oil-fired combustion turbine electric generating units at its Wheaton station in Eau Claire, Wisconsin with a combined net capability of 346 MW.

     Hydro Plants: NSP-W also owns and operates 19 hydro-electric generating stations throughout northwestern Wisconsin with an aggregate net capability of 251 MW.

     NSP-W presently relies primarily on NSP for base load generation and purchases of power to meet the needs of NSP-W's customers. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP. The electric production and transmission costs of NSP and NSP-W are shared by the companies under an agreement which is called the "Agreement to Coordinate Planning and Operation and Interchange Power and Energy Between Northern States Power Company (Minnesota) and Northern States Power Company (Wisconsin)" (the "Interchange Agreement"). The Interchange Agreement was approved by FERC in Docket No. ER84-690-000, dated August 21, 1985. For the year ended December 31, 1999, the combined energy (Kwh) sales of NSP and NSP-W were produced 44% by coal-fired generation, 28% by nuclear generation, 26% by purchase and interchange and 2% from NSP's hydroelectric and other generation. The 1998 electric system peak load for NSP and NSP-W was 7,660 MW and occurred on July 14, 1998, exclusive of off-system sales. The 1999 electric system peak load for NSP and NSP-W was 7,990 MW and occurred on July 29, 1999, exclusive of off-system sales. For the year ended December 31, 1999, the fuel resources for NSP's and NSP-W's generation-based Kwh was 58% obtained from coal-fired generation, approximately 38% from nuclear generation, and approximately 4% from other fuels.

     2.   NSP Electric Transmission and Other Facilities

     As of December 31, 1999, NSP's electric transmission system included 265 circuit miles of 500 kV line, 751 circuit miles of 345 kV line, 287 circuit miles of 230 kV line, 59 circuit miles of 161 kV line, 1,304 circuit miles of 115 kV line and 1,710 circuit miles of transmission line under 115 kV. The bulk of NSP's high voltage transmission system is located in the State of Minnesota. As of December 31, 1999, NSP's transmission substations had a combined capacity of approximately 30,684 thousand KVA and the distribution substations totaled approximately 13,624 thousand KVA. Manitoba Hydro-Electric Board, Minnesota Power Company and NSP completed the construction of a 500 kV transmission interconnection between Winnipeg, Manitoba, Canada, and the Minneapolis-St.
Paul, Minnesota, area in May 1980. NSP has a contract with Manitoba Hydro-Electric Board for 500 MW of firm power utilizing this transmission line. In addition, the Company is interconnected with Manitoba Hydro at the U.S./Canada border through a 230 kV transmission line completed in 1970.

     As of December 31, 1999, NSP-W's electric transmission system included 165 circuit miles of 345 kV line, 280 circuit miles of 161 kV line, 448 circuit miles of 115 kV line and 1,491 circuit miles of transmission line under 115 kV. As of December 31, 1999 NSP-W's transmission substations had a combined capacity of approximately 4,397 thousand KVA and the distribution substations totaled approximately 2,094 thousand KVA.

     Other assets owned by NSP and NSP-W include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting their electric and gas utility functions. NSP and NSP-W also own or lease other physical properties, including real property, and other facilities necessary to conduct their operations.

     3.   NSP Energy Sales

     For the year ended December 31, 1999, NSP and NSP-W sold the following amounts of electric energy (at retail only):

                                                              Year ended
                                                           December 31, 1998
  NSP

  kwh of electric energy sold (including amounts               31,645,688
  delivered in interchange)

  NSP-W

  kwh of electric energy sold (including amounts               5,433,619
  delivered in interchange)


     4.   Gas Facilities

     NSP provides natural gas service at retail in the St. Paul metropolitan area and portions of southeast, northwest and central Minnesota, as well as eastern North Dakota, and in Arizona through its BMG division./129 NSP-W provides natural gas service in western and central Wisconsin as well as Ironwood in Michigan's Upper Peninsula. Both NSP and NSP-W are directly connected to various interstate pipelines and have separate contractual supply portfolios for transportation through pipelines and with suppliers of natural gas. The gas delivery operations of NSP, NSP-W and Viking are managed out of St. Paul, Minnesota, pursuant to a Supervisory Control and Data Acquisition Agreements among NSP, NSP-W and Viking (NSP's wholly-owned interstate pipeline subsidiary). Under these agreements, NSP manages the pressures of the various pipelines owned by these companies and the inflow and outflow of natural gas from these pipelines. These agreements were approved by the Minnesota Commission in Docket No. G002/AI-94-831, and the NSP/NSP-W agreement was approved by the Wisconsin Commission in Docket No. 4220-AU-117.

----------
129 As noted above, a "spin down" of NSP's gas utility assets to a subsidiary (also called BMG) is pending Commission approval. The Minnesota Commission and the North Dakota Commission approved this transaction in April 1999; the Arizona Commission approved it in September 1999. Upon Commission approval, BMG would operate as a subsidiary of NSP until the Merger and would be utility operating company subsidiary of Xcel after the Merger.

----------

     The gas properties of NSP include 7,943 miles of natural gas distribution and transmission mains, 52 miles of propane vapor distribution mains, the Westcott LNG plant with a storage capacity of 2.1 Bcf equivalent and five propane-air plants with a storage capacity of 1.4 Bcf equivalent to help meet the peak requirements of its firm residential, commercial and industrial customers. NSP-W's gas properties include approximately 1,811 miles of natural gas distribution mains, the Eau Claire and LaCrosse LNG plants, having a storage capacity of 0.4 Bcf equivalent, and three propane-air plant, with storage capacity of 0.02 Bcf equivalent. The gas properties of BMG include 361 miles of natural gas distribution mains and approximately 52 miles of propane vapor distribution mains.

     NSP and NSP-W are authorized to make certain sales of natural gas for resale under blanket authority granted by FERC under 18 CFR 284.402.

     For the year ended December 31, 1998, NSP, NSP-W and BMG distributed the following amounts of natural or manufactured gas at retail:

                                                          Year-ended
                                                       December 31, 1998

 NSP

 Mcf of gas distributed at retail (including               75,609,804
 natural and manufactured gas)

 NSP-W

 Mcf of gas distributed at retail (including               17,685,179
 natural and manufactured gas)

                                    ANNEX C-1

                         NON-UTILITY SUBSIDIARIES OF NCE

                                                                                          Type of
      Name of Company              Organization                  State                    Business          Authority/1/

                                             DIRECT NON-UTILITY SUBSIDIARIES OF NCE
WestGas InterState, Inc.           Corporation                    CO              Gas pipeline company      1997 Order

NC Enterprises, Inc.               Corporation                    DE              Non-utility holding       1997 Order
                                                                                  company

                                   NON-UTILITY SUBSIDIARIES OF PUBLIC SERVICE COMPANY OF COLORADO

1480 Welton, Inc.                  Corporation                    CO              Utility real estate       1997 Order

P.S.R. Investments, Inc.           Corporation                    CO              Employee life insurance   1997 Order

PS Colorado Credit                 Corporation                    CO              Financing/factoring       1997 Order
Corporation                                                                       company

Green and Clear Lakes              Corporation                    NY              Hydroelectric water       1997 Order
Company                                                                           storage

Fuel Resources Development         Corporation                    CO              Natural gas exploration   1997 Order
Co.
Baugh Lateral Ditch Company        Corporation                    CO              Ditch company             1997 Order

The Beeman Ditch Company           Corporation                    CO              Ditch company             1997 Order

Consolidated Extension             Corporation                    CO              Ditch company             1997 Order
Canal Company

East Boulder Ditch Company         Corporation                    CO              Ditch company             1997 Order

Enterprise Irrigating              Corporation                    CO              Ditch company             1997 Order
Ditch Company

Fisher Ditch Company               Corporation                    CO              Ditch company             1997 Order

Hillcrest Ditch and                Corporation                    CO              Ditch company             1997 Order
Reservoir Company

Jones and Donnelly Ditch           Corporation                    CO              Ditch company             1997 Order
Company

Las Animas Consolidated            Corporation                    CO              Ditch company             1997 Order
Canal Company


----------------
1    "1997 Order" refers to New Century Energies,  Inc., Holding Co. Act Release
     No. 26748 (1997),  wherein the Commission  approved the creation of the NCE system  through  the  merger of Public  Service  Company  of  Colorado  and
     Southwestern  Public  Service  Company,  including  the  retention of their non-utility businesses.


                                     C-1-1



United Water Company               Corporation                    CO              Ditch Company             1997 Order

Colorado Natural Fuels                                                            Compressed gas            NCE, HCAR
Corporation                                                                                                 27116

                                             NON-UTILITY SUBSIDIARIES OF NC ENTERPRISES

NC Enterprises, Inc.               Corporation                    DE              Non-utility holding       1997 Order
                                                                                  company

New Century International,         Corporation                    DE              FUCO/EWG holding company  1997 Order
Inc.

Yorkshire Power Group              Corporation                    UK              FUCO holding company      1997 Order
Limited

Yorkshire Holdings plc             Corporation                    UK              FUCO holding company      1997 Order

Yorkshire Electricity              Corporation                    UK              Section 3(b)              1997 Order
Group plc                                                                         subsidiary; expected
                                                                                  FUCO

The Independent Power              Corporation                    UK              Expected FUCO             1997 Order
Corporation plc

Independent Power                  Corporation               Jersey Isles         EWG                       Section 32
International Corp.

Corporation Independiente          Corporation                 Argentina          EWG                       Section 32
de Energia S.A.

Central Piedra Buena S.A.          Corporation                 Argentina          EWG                       Section 32

NCE Communications, Inc./2/        Corporation                    DE              ETC                       1997 Order

Northern Colorado               Limited liability                 CO              ETC                       ETC
Telecommunications, LLC              company

New Century-Cadence, Inc.          Corporation                    CO              Energy-related company    Rule 58(b)(1(i),
                                                                                                            NCE, HCAR 27124

Cadence Network LLC             Limited liability                 DE              Energy-related company    Rule 58(b)(1(i),
                                     company                                                                NCE, HCAR 27124

Natural Station Equipment       Limited liability                 DE              Commercialization of      NCE, HCAR 27116
LLC                                  company                                      compressed natural gas

Natural/Total Limited           Limited liability                 WY              Commercialization of      1997 Order
Liability Company                    company                                      compressed natural gas

Natural/Total/KN Limited       Limited partnership                CO              Commercialization of      1997 Order
Partnership                                                                       compressed natural gas


----------------
2    Formerly e prime Telecom, Inc., a subsidiary of e prime, inc.


                                      C-1-2



Natural/Peoples Limited         Limited liability                 WY              Commercialization of      1997 Order
Liability Company                    company                                      compressed natural gas

Utility Engineering                Corporation                    TX              Engineering services      1997 Order
Corporation                                                                       and construction
                                                                                  management

Precision Resource Company         Corporation                    TX              Human resource services   1997 Order

Quixx Corporation                  Corporation                    TX              IPP & cogeneration        1997 Order
                                                                                  development; railcar
                                                                                  services; water rights;
                                                                                  other non-utility
                                                                                  investments

BCH Energy, Limited            Limited Partnership                DE              QF ownership - Inactive   1997 Order
Partnership
(Limited Partner)

Quixx Carolina, Inc.               Corporation                    TX              QF holding company        1997 Order

Carolina Energy, Limited       Limited partnership                DE              QF ownership              1997 Order
Partnership (General
Partner)

Carolina Energy, Limited       Limited partnership                DE              QF ownership - Inactive   1997 Order
Partnership (Limited
Partner)

Mosbacher Power Group,          Limited liability                 DE              EWG and FUCO              1997 Order
L.L.C.                               company                                      development and
                                                                                  ownership

Mosbacher Power                 Limited liability                 DE              EWG and FUCO              1997 Order
International, L.L.C.                company                                      development and
                                                                                  ownership

Quixxlin Corp.                     Corporation                    DE              QF holding company        1997 Order

Quixx Linden, L.P.             Limited partnership                DE              QF ownership              1997 Order
(General Partner)

Quixx Linden, L.P.             Limited partnership                DE              WF ownership              1997 Order
(Limited Partner)

Quixx Borger Cogen, Inc.           Corporation                    DE              QF holding company        1997 Order

Borger Energy Associates,      Limited partnership                DE              QF ownership              1997 Order
L.P.
(General Partner)

Borger Energy Associates,      Limited partnership                DE              QF ownership              1997 Order
L.P.
(Limited Partner)

Borger Funding Corporation         Corporation                    DE              Financing Subsidiary      1997 Order

Quixx Mustang Station, Inc.        Corporation                    DE              EWG                       1997 Order

Denver City Energy             Limited partnership                DE              EWG ownership             1997 Order
Associates, L.P. (General
Partner)

Denver City Energy             Limited partnership                DE              EWG ownership             1997 Order
Associates, L.P. (Limited
Partner)


                                      C-1-3



Quixx WPP94, Inc.                  Corporation                    TX              QF holding company        1997 Order

Windpower Partners 1994,       Limited partnership                DE              QF ownership              1997 Order
L.P.
(General Partner)

Windpower Partners 1994,       Limited partnership                DE              QF ownership              1997 Order
L.P.
(Limited Partner)

Quixx Mountain Holdings,        Limited liability                 DE              Expected EWG              Section 32
LLC                                  company

Front Range Energy              Limited liability                 TX              IPP cogeneration          1997 Order
Associates, LLC                      company                                      operation and
                                                                                  maintenance services

Quixx Power Services, Inc.         Corporation                    DE              Expected EWG              Section 32

Quixx Resources, Inc.              Corporation                    NV              Ownership of water        1997 Order
                                                                                  rights, QF, and EWG

Quixx WRR, L.P. (Limited       Limited partnership                TX              QF ownership and          1997 Order
Partner)                                                                          ownership of water
                                                                                  rights

Quixx WRR, L.P. (General       Limited partnership                TX              QF ownership and          1997 Order
Partner)                                                                          ownership of water
                                                                                  rights

Quixx Louisville, LLC           Limited liability                 DE              steam generation          1997 Order
                                     company

The Planergy Group, Inc.           Corporation                    TX              Energy-related company    Rule 58(b)(1)(i)

Planergy (Delaware), Inc.          Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)

Planergy Services, Inc.            Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)

Planergy Services of               Corporation                    CA              Energy-related company    Rule 58(b)(1)(i)
California, Inc.

Cogeneration Capital               Corporation                    CA              Energy-related company    Rule 58(b)(1)(i)
Associates, Incorporated

Planergy Energy Services           Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)
Corporation

Planergy Services of               Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)
Houston, Inc.

Planergy Services USA, Inc.        Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)

Planergy Services of               Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)
Texas, Inc.

Planergy New York, Inc.            Corporation                    NY              Energy-related company    Rule 58(b)(1)(i)

Planergy, Inc.                     Corporation                    TX              Energy-related company    Rule 58(b)(1)(i)

Planergy Limited                   Corporation                  Canada            Energy-related company    Rule 58(b)(1)(i)

USA-Planergy LLC                   Corporation                    TX              Energy-related company    Rule 58(b)(1)(i)


                                      C-1-4



First American Energy              Corporation                    NC              Energy-related company    Rule 58(b)(1)(i)
Alliance, LLC

Planergy Power II, Inc.            Corporation                    DE              Energy-related company    Rule 58(b)(1)(i)

New Century O&M Services,          Corporation                    CO              Ownership, operation &    NCE, HCAR
Inc.                                                                              maintenance of military   No. 27048
                                                                                  base assets

e prime, inc.                      Corporation                    CO              Energy services; IPP,     1997 Order
                                                                                  cogeneration, and ETC
                                                                                  ownership

Texas-Ohio Pipeline, Inc.          Corporation                    TX              Natural gas pipeline      1997 Order

e prime Florida, Inc               Corporation                    FL              Energy-related company    Rule 58(b)(2)(i)

e prime Georgia Inc.               Corporation                    GA              Energy-related company    Rule 58(b)(2)(i)

Young Gas Storage Company          Corporation                    DE              Natural gas storage       1997 Order

Young Gas Storage Company,     Limited partnership                CO              Natural gas storage       1997 Order
Ltd.

New Century WYCO, Inc.             Corporation                    CO              Natural gas               NCE, HCAR 27106,
                                                                                  transportation            NCE, HCAR 27068,
                                                                                                            NCE, HCAR 27034

WYCO Development LLC            Limited liability                 CO              Natural gas               NCE, HCAR 27106,
                                     company                                      transportation            NCE, HCAR 27068,
                                                                                                            NCE, HCAR 27034


                                      C-1-5

                                    ANNEX C-2

             SUPPLEMENTAL DESCRIPTION OF NCE NON-UTILITY BUSINESSES

     NCE engages directly and indirectly in various non-utility activities. Many of these activities were approved in New Century Energies, Holding Act Release No. 26748 (Aug. 1, 1997) ("1997 NCE Order") or more recent orders. NCE engages in other activities pursuant to exemptions granted by the Act or by Commission rule.



A.   Direct Non-Utility Subsidiaries of NCE

     1. West Gas InterState, Inc. ("WGI"): a gas pipeline company that operates in Colorado and Wyoming transports gas from the PSC gas system to Cheyenne./3/ At December 31, 1999 and December 31, 1998, NCE's investment in WGI represented approximately .03% and .03%, respectively, of the consolidated book value of the assets of NCE and its subsidiaries. WGI had aggregate net earnings of approximately $82,327 in fiscal year 1999, $85,750 in fiscal 1998, and $75,623 in fiscal 1997.

     2. NC Enterprises, Inc. is a holding company for non-utility interests./4/ At December 31, 1999 and December 31, 1998, NCE's investment in NC Enterprises, Inc. represented approximately 8.51% and 7.08%, respectively, of the consolidated  book  value  of  the  assets  of  NCE  and  its  subsidiaries.  NC
Enterprises, Inc. had aggregate net earnings of approximately $35,966,000 in fiscal year 1999, $28,861,000 in fiscal 1998.

B.   Public Service Company of Colorado ("PSC")

     1.   Direct activities of PSC:

     (a) Thermal energy: PSC is engaged in the thermal energy business in its service territory, primarily in the downtown Denver area. Although much of the steam is supplied from boilers at PSC's Denver steam plant, the steam system is connected to the utility's Zuni steam electric generating plant as well, and approximately one-quarter of the steam heating business requirements are met through steam produced by this plant in the course of its ordinary operation. PSC also provides chilled water service to customers in the downtown Denver area, and offers related services to maintain customers' heating and cooling plants./5/


----------------
3    1997 NCE Order.

4    1997 NCE Order.

5    1997 NCE Order.


                                      C-2-1

     (b) Electrotechnologies: PSC markets products and services developed through its utility operations. For example, PSC provides relay testing services for customers, and proposes to lease or sell surge protection equipment to nonassociates as well as install, own and operate photovoltaic cells and commercialize other electrotechnologies that become available to it./6/

     (c) Intellectual property: PSC proposes to sell or enter into royalty arrangements with regard to intellectual property owned or developed in its utility operations. If these arrangements are with affiliates, PSC will be paid 70% of the revenues from the marketing of the intellectual property until all programming and development costs are recovered, and 20% of such royalty revenues thereafter./7/

     (d) Products and services related to electric and natural gas vehicles: PSC is engaged in a pilot program to develop fueling sites for natural gas vehicles. The fueling units are owned by PSC and are located at PSC and customer facilities. In addition, PSC leases gas compressors, which are used for vehicle fueling purposes, to certain alternative fuel customers located within its service territory. PSC proposes to expand its activities to include the ownership, operation, sale, installation and servicing of recharging and conversion equipment and facilities, and other types of promotion of electric powered vehicles./8/

     (e) Sale and servicing of gas and electric appliances: PSC's appliance service operations provide repair services and warranties to customers in connection with certain household appliances and may involve the leasing of certain large appliances, such as heating, ventilation and air conditioning systems, lighting systems and chillers, to industrial customers./9/ PSC provides, and will continue to provide, customer financing in connection with this business./10/

     2.   Subsidiaries of PSC:

     At December 31, 1999 and December 31, 1998 PSC's aggregate investment in its nonutility subsidiaries constituted 2.46%% and 2.34%, respectively, of the consolidated book value of the assets of PSC and its subsidiaries. PSC's non-utility subsidiaries had aggregate net earnings of approximately $16,589,000 in fiscal year 1999, $17,729,000 in fiscal 1998, and $(60,330,000) in fiscal
1997. The major subsidiaries and their interests and investments are described briefly below.


----------------
6    1997 NCE Order.

7    1997 NCE Order.

8    1997 NCE Order.

9    1997 NCE Order.

10 NCE states that this financing will be furnished pursuant to the exemption afforded by rule 48 under the Act.


                                      C-2-2

     (a) 1480 Welton, Inc. ("1480 Welton"): owns certain of PSC's real estate interests for use in its utility business./11/ 1480 Welton does not hold other interests in properties and does not offer services to nonassociates.

     (b) PSR Investments, Inc. ("PSRI") owns and manages certain company-owned employee life insurance policies, acquired prior to 1986, the benefits from which are used to provide future funding for general corporate purposes. The company does not intend to acquire any new policies or engage in any other active business./12/

     (c) PS Colorado Credit Corporation ("PSCCC") engages in financing and factoring of PSC's fuel inventories and customer accounts receivable./13/

     (d) Green and Clear Lakes Company ("Green and Clear Lakes") owns water rights and storage facilities for water used or formerly used at PSC's Georgetown Hydroelectric Station./14/

     (e) Fuel Resources Development Co. ("Fuelco"): a corporation in dissolution under Colorado law. The company had been engaged in natural gas and oil exploration and production, principally in Colorado./15/

     (f) Water and ditch companies: PSC has a majority interest in six water and ditch companies, East Boulder Ditch Company, Hillcrest Ditch and Reservoir Company, United Water Company, Consolidated Extension Canal Company, Enterprise Ditch Company and Las Animas Consolidated Canal Company, and has a less than 50% interest in four other such companies, namely, Fisher Ditch Water Company, Bough Lateral Ditch Company, Beenan Irrigating Ditch and Milling Company, and Jones and Donnelley Ditch Company./16/

     (g) Colorado Natural Fuels Corporation, directly and through its wholly-owned subsidiary Natural Fuels Company LLC, engages in the business of converting motor vehicles to permit their operation by compressed natural gas or propane, and the construction, ownership, and operation of compressed natural gas fueling stations./17/


----------------
11   1997 NCE Order.

12   1997 NCE Order.

13   1997 NCE Order.

14   1997 NCE Order.

15   1997 NCE Order.

16   1997 NCE Order.

17   New Century Energies, Inc., HCAR No. 27116 (Dec. 22, 1999).


                                      C-2-3

     (i) Natural/Total Limited Liability Company ("Natural/Total"), in which Natural Fuels has a 50% ownership interest, is a Wyoming limited liability company that owns and operates natural gas fueling stations located at gas stations in Colorado./18/

     (ii) Natural/Total/KN Limited Partnership, in which Natural/Total has a 67% ownership interest, owns the profits interests in the natural gas fueling stations located at gas stations in Colorado./19/

     (iii) Natural/Peoples Limited Liability Company, in which Natural Fuels has a 50% profits interest (25% capital interest), is a Wyoming limited liability company that owns and operates one natural gas fueling station located in Castle Rock, Colorado./20/

C.   Non-Utility Subsidiaries of NC Enterprises

     1. NC Enterprises, Inc. is a holding company for various NCE non-utility subsidiaries./21/

     2. New Century International, Inc. ("NCI") was formed to hold NCE's foreign investments./22/ Specifically, it owns (i) a 50% interest in Yorkshire Power Group Limited, which indirectly through Yorkshire Holdings plc owns Yorkshire Electricity Group plc ("Yorkshire"), a regional electric company operating in the United Kingdom, and (ii) a 49% interest in Independent Power Corporation PLC ("IPC"), a British company that is in the business of developing, owning, and operating foreign generating plants. Xcel will qualify both Yorkshire and IPC as foreign utility companies within the meaning of Section 33 of the Act. In addition, NCI owns interests in three exempt wholesale generators, within the meaning of Section 32 of the Act, namely Independent Power International, Corporation Independiente de Energia S.A., and Central Piedra Buena S.A.

     3. NCE Communications, Inc. ("NCEC") (formerly e prime Telecom, Inc.) was formed to provide long-haul fiber capacity using excess capacity on PSC's fiber system on a wholesale basis to nonassociate companies and to engage in other activities permitted for exempt telecommunications companies ("ETCs")./23/ It has been qualified as an ETC within the meaning of Sections 34 of the Act. In addition, NCEC has a 50% interest in Northern Colorado Telecommunications, LLC ("NCT"), which, among other things, will offer commercial customers in the Denver metropolitan area long distance, internet access, and private line services. NCT has likewise been qualified as an ETC.


----------------
18   1997 NCE Order.

19   1997 NCE Order.

20   1997 NCE Order.

21   1997 NCE Order.

22   1997 NCE Order.

23   1997 NCE Order.


                                      C-2-4

     4. New Century - Cadence, Inc. owns a 15% interest in Cadence Network, Inc. which is a business-to-business e-commerce provider of utility and other facility cost-reduction services for multi-location enterprises./24/

     5. Natural Station Equipment LLC is in the business of packaging and marketing compressed natural gas fueling facility equipment./25/

     6. Utility Engineering Corporation ("UE"): UE engages in some activities directly, and engages in other activities through subsidiaries. At December 31, 1999 and December 31, 1998, the total assets of UE were approximately $76.5 Million and $57.5 Million respectively, and total revenues for fiscal years 1999 and 1998 were $154.5 Million and $106.3 Million respectively. For fiscal years 1999 and 1998, approximately $12.2 Million and $27.1 Million or 12% and 18%
respectively,   of  UE's   revenues   were   derived  from   transactions   with
nonassociates.

          (a)  Direct activities of UE:

               (i) UE provides general engineering, development, design, procurement, construction and other related services./26/ Except with respect to services provided EWGs and FUCOs, and except as provided in clause (ii) below, all of these activities are limited to the United States. UE will not engage in any activity that would cause it to be a "public utility" under the Act.

               (ii) UE provides directly, or indirectly through subsidiaries or joint ventures, project development, engineering, design, construction and construction management, pre-operational start-up, testing and commissioning, operating, fuel management and procurement, maintenance and power plant overhaul, management and supervision, technical and training, administrative support, and other similar managerial and technical services to foreign developers, operators and owners of power projects, utility systems and industrial concerns. UE also proposes to provide these services to foreign power projects that it may develop on its own or in collaboration with third parties./27/ UE will not engage in any activity that would cause it to be a "public utility" under the Act.

               (iii) UE works jointly with Quixx on cogeneration and other independent power and related projects, providing engineering, development, design, procurement, construction and related services./28/


----------------
24   Rule 58(b)(1)(i) and New Century  Energies,  Inc., HCAR No. 27124 (Jan. 11,
     2000).

25   New Century Energies, Inc., HCAR No. 27116 (Dec. 22, 1999).

26   1997 NCE Order.

27   1997 NCE Order.

28   1997 NCE Order.


                                      C-2-5

               (iv) UE owns thirty-one electric substations that it leases to fourteen industrial customers of SPS who use the leased substations to secure power from SPS under a favorable Texas transmission tariff. Annual revenues from the leases are approximately $2.7 million./29/ UE will attempt to renegotiate the terms of each of these leases so that, within five years after the date of consummation of the merger, each lease (and any other substation lease into which UE enters) qualifies for treatment as a capital lease under general accepted accounting principles. If any lease cannot be so amended, UE proposes to transfer to SPS, and SPS proposes to acquire, at a price equal to then net book value, the substation that is the subject of the lease. In the event of transfer, UE could continue to administer the lease arrangements for SPS.

          (b)  Subsidiaries of UE:

               (i) Precision Resource Company ("PRC"): provides a technical personnel resource database service to both associates and nonassociates. The database is comprised of names of unaffiliated individuals who can be dispatched to provide temporary services for various projects, and is used by PRC to match customers and service personnel for a fee. Revenues from services provided to nonassociates will not exceed 49% of PRC's total annual revenues, unless otherwise authorized by the Commission./30/

               (ii) Quixx: Quixx primarily engages in investment in, and development of, energy-related projects. At December 31, 1999 and December 31, 1998 Quixx's assets were $93.4 million and $88.7 million, respectively; and total revenues for calendar year, 1999 and calendar year, 1998 were $7.3 million and $13.7 million respectively.

               (a)  Direct activities of Quixx:

                    (i) Project development activities: Quixx forms and finances subsidiaries to invest in EWGs, FUCOs, qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act ("PURPA"), and other energy related projects, and engages in preliminary development activities relating to energy related projects, including project due diligence and design, design review, market studies, site inspection, preparation of bid proposals (including the posting of bid bonds, cash deposits or similar instruments), applications for required permits or authorizations, acquisition of options on sites and other rights, negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors and other project contractors, negotiating of financing commitments with lenders and co-investors, and related activities./31/ Quixx will not acquire interests in projects


----------------
29   1997 NCE Order.

30   1997 NCE Order.

31   1997 NCE Order.


                                      C-2-6
               unless the acquisition is either approved by the Commission or is exempt from the requirement of obtaining such approval.

                    (ii) Customer  financing:  Quixx has provided  financing for heat pump acquisitions by SPS customers./32/ Although Quixx no longer makes new loans, it has a loan portfolio of approximately $13.5 million as of December 31, 1999.

               (b)  Interests of Quixx in EWGs, FUCOs and QFs:

                    (i) BCH Energy Limited  Partnership,  in which Quixx holds a
               42% limited partnership interest, owns a waste-to-energy facility near Fayetteville, North Carolina./33/ Operation of the facility has been suspended and Quixx has written off its entire investment.

                    (ii) Quixx  Carolina,  Inc., a  wholly-owned  subsidiary  of
               Quixx, holds a 1% general partnership interest in Carolina Energy Limited Partnership, a waste-to-energy cogeneration facility. Quixx also holds a 32.33% limited partnership interest in this same partnership./34/ In June 1997, Quixx wrote off its investment of approximately $13.64 million in the Carolina Energy Limited Partnership.

                    (iii) Mosbacher Power Group, L.L.C. and Mosbacher Power International, L.L.C., in which Quixx formerly held a 50% membership interest,/35/ are independent power development companies that have foreign interests in the developmental stage, all of which are expected to be EWGs or FUCOs. In early 1997, Quixx entered into a business arrangement with Mosbacher Power, a developer of power projects in the United States and foreign countries. Quixx relinquished its business relationship with Mosbacher Power in December, 1997 but retained investment rights in two international projects and four domestic projects. Since 1997 all but one of these development projects were terminated. The remaining project is an electric generating project under development in Cambodia with a contract to supply power to the national utility.

                    (iv) Quixlin  Corp.,  a  wholly-owned  subsidiary  of Quixx, holds a 0.5% general partnership interest in Quixx Linden, L.P., which owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. This


----------------
32   1997 NCE Order.

33   1997 NCE Order.

34   1997 NCE Order.

35   1997 NCE Order.


                                      C-2-7
               facility commenced cogeneration operations in October 1999. It is estimated that final completion of this facility will be in early 2000. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P./36/

                    (v) Quixx Borger Cogen,  Inc., a wholly-owned  subsidiary of
               Quixx, holds a 0.45% general partnership interest in Borger Energy Associates, L.P., which owns Blackhawk Station, a cogeneration plant located at the Phillips Petroleum Refinery Complex near Borger, Texas and Borger Funding Corporation which is a co-issuer of bonds for construction of Blackhawk Station. Quixx Resources, Inc., a wholly-owned subsidiary of Quixx, holds a 44.55% limited partnership interest in this same partnership. This facility commenced Phase I electric operations in October 1998 and commenced Phase II cogeneration operations in June 1999./37/

                    (vi) Quixx Mustang Station, Inc., a wholly-owned  subsidiary of Quixx, was created to hold Quixx's 0.5%, general partnership interest in Denver City Energy Associates, L.P., a partnership which owns a 50% interest in Mustang Station, a 488 Mw combined cycle generating facility which is scheduled for completion in early 2000. Quixx also holds a 49.5% limited partnership interest in Denver City Energy Associates, L.P., through Quixx Resources, Inc. a wholly-owned subsidiary of Quixx./38/

                    (vii) Quixx WPP94, Inc., a wholly-owned subsidiary of Quixx, holds a 0.33% general partnership interest in Windpower Partners, 1994 L.P. Windpower Partners, 1994 L.P. owns a 35 Mw wind generation facility in Culberson County, Texas. Quixx also directly holds a 24.67% limited partnership interest in Windpower Partners, 1994 L.P./39/

                    (viii) Quixx Mountain Holdings, LLC, a wholly-owned subsidiary of Quixx, holds a 50% interest in Front Range Energy Associates, LLC, which was incorporated to develop a gas-fired combustion turbine generation facility near Ft. Lupton, Colorado./40/


----------------
36   1997 NCE Order.

37   1997 NCE Order.

38   1997 NCE Order.

39   1997 NCE Order.

40   Section 32.


                                      C-2-8

               (c)  Other interests and businesses of Quixx:

                    (i) Quixx  Power  Services,  Inc.  ("QPS"),  a  wholly-owned subsidiary of Quixx, provides operation and maintenance services for generation facilities in which Quixx holds an equity interest and for nonassociates./41/

                    (ii) Quixx  Resources,  Inc., a  wholly-owned  subsidiary of
               Quixx, holds a 44.55% limited partnership interest in Borger Energy Associates, L.P., a 49.5% limited partnership interest in Denver City Energy Associates, L.P., a general and a 99% limited partnership interest in Quixx WRR, L.P./42/

                    (iii) Quixx Louisville,  L.L.C., (formerly Vedco Louisville,
               L.L.C.) a wholly-owned subsidiary of Quixx, owns a facility consisting of two gas-fired boilers providing steam to a DuPont plant in Louisville, Kentucky./43/

               Royalty interests in coal and other minerals produced in New Mexico by a nonassociate company are held directly by Quixx./44/

     7. The Planergy Group, Inc. ("Planergy"), which was acquired April 1, 1998 (formerly known as Falcon Seaboard Energy Services, Inc.), was incorporated in 1990 under the laws of the State of Texas. Planergy provides energy management, consulting and demand side management services to commercial, industrial, utility and municipal customers. Planergy currently has two principal wholly-owned subsidiaries, Planergy (Delaware), Inc., and Planergy Services, Inc. Planergy (Delaware), Inc. provides energy-efficiency management, conservation programs and mass-market services. Planergy Services, Inc. specializes in industrial energy audits, and conservation reliability projects. It focuses on energy services for industrial and large commercial customers. The other subsidiaries in the planergy group are inactive or have no significant operations or employees./45/

Planergy group subsidiaries with no significant operations or employees or inactive subsidiaries: Planergy Services of California, Inc.; Cogeneration Capital Associates Incorporated; Planergy Energy Services Corporation; Planergy Services of Houston, Inc.; Planergy Services USA, Inc.; Planergy Services of Texas, Inc.;


----------------
41   1997 NCE Order.

42   1997 NCE Order.

43   1997 NCE Order.

44   1997 NCE Order.

45 NCE system acquired the Planergy group pursuant to Rule 58(b)(1)(i), and has reported information regarding the Planergy Group on Form U-9C-3.


                                      C-2-9

Planergy New York, Inc.; Planergy, Inc.; Planergy Limited; USA-Planergy LLC; First American Energy Alliance, LLC; Planergy Power II, Inc.46

     8. New Century O&M Services, Inc. was formed in 1999 to bid on and acquire facilities owned by the federal government on military enclaves which are used exclusively (i) in connection with the delivery and distribution of electricity, natural gas, water (including potable water and hot and chilled water), steam and other energy products, and (ii) for the collection, treatment, processing and disposal of solid and liquid wastes (collectively, the "Military Assets"). The Commission authorized the formation of NCO&M, but reserved jurisdiction pending completion of the record over all of its proposed activities except those with respect to the Fort Carson Military Base, which is located near Colorado Springs, Colorado./47/

     9. e prime, inc. ("e prime"): e prime engages in nonutility activities both directly and indirectly through subsidiaries. e prime does not, and in the future will not, own any facilities or engage in any activities that would cause it to be a public-utility within the meaning of section 2(a)(5) of the Act, unless authorized by the Commission.

          (a)  Direct activities of e prime:

               (i) Energy marketing and brokering: e prime is directly engaged in purchasing and selling gas at negotiated rates reflecting market conditions./48/ e prime has also been authorized to act as a wholesale electric power marketer, but is not presently active in that business. In connection with its marketing activities, e prime employs risk management strategies./49/ e prime will not directly or indirectly engage in marketing or brokering activities outside of the United States without separate Commission authorization, and, unless authorized by the FERC, the marketing or brokering of power will not involve purchases from, and sales to, associate companies.

               (ii) Customer financing: e prime purchased a gas-fired air compressor used for making snow and leases it to a customer in conjunction with PSC's demand-side management program./50/ e prime will not engage in customer financing in the future unless it obtains Commission authorization or is exempt from the requirement of such prior approval.


----------------
46   Rule 58(b)(1)(i).

47   New Century Energies, Inc., HCAR No. 27048 (July 9, 1999).

48   1997 NCE Order.

49   1997 NCE Order.

50   1997 NCE Order.


                                     C-2-10

          (b)  Subsidiaries of e prime:

               (i) Texas Ohio Pipeline, Inc. owns and operates a 900-foot FERC-regulated interstate gas pipeline that links the pipelines of Texas Eastern Transmission Corporation and Tennessee Gas Pipeline Company. The interest in this company was purchased in connection with e prime's purchase of Texas Ohio Gas./51/

               (ii) e prime Florida, Inc. holds contract assets formerly owned by Texas Ohio Gas Incorporated./52/

               (iii) e prime Georgia, Inc. holds contract assets formerly owned by Texas Ohio Gas Incorporated./53/

               (iv) Young Gas Storage Company: holds a 47.5% general partnership interest in Young Gas Storage Company, Ltd., a limited partnership that owns an underground gas storage facility, primarily for use in PSC's gas operations./54/ The partnership provides services to PSC and to third parties, at FERC-determined rates.

     10. New Century WYCO, Inc.: New Century WYCO owns a 50% interest in WYCO Development LLC ("WYCO") which is authorized to purchase Front Range Pipeline and Powder River Lateral Expansion pipeline project. The purpose of WYCO is to acquire, own and lease natural gas transportation facilities./55/


----------------
51   1997 NCE Order.

52 Rule 58(b)(2)(i). Texas Ohio Gas, Inc. was engaged in wholesale and retail gas marketing, participated in an electric retail pilot program in New York, marketed electric power at wholesale and used risk management tools in connection with its business, when it was sold, e prime Florida and e prime Georgia retained some of its gas marketing and risk management contracts as assets.

53 Rule 58(b)(2)(i). Texas Ohio Gas, Inc. was engaged in wholesale and retail gas marketing, participated in an electric retail pilot program in New York, marketed electric power at wholesale and used risk management tools in connection with its business, when it was sold, e prime Florida and e prime Georgia retained some of its gas marketing and risk management contracts as assets.

54   1997 NCE Order.

55 New Century Energies, Inc., HCAR Nos. 27106 (Nov. 22, 1999), 27068 (Aug. 24, 1999) and 27034 (May 28, 1999)


                                     C-2-11

                                    ANNEX D-1
                           NSP NON-UTILITY BUSINESSES

     The vast majority of NSP's non-utility business are EWGs, FUCOs or QFs and therefore would be exempt from the Act. A registered holding company may acquire and hold an interest in an EWG and a FUCO without the need to apply for or receive approval from the Commission. ss.ss.32 and 33 of the Act. (The Commission retains jurisdiction over certain related transactions with prior entities.) The Commission has also authorized the formation and financing of a number of non-utility subsidiaries of registered holding companies in order to invest in and hold securities of QFs, FUCOs, and EWGs. See, e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999) (authorizing intermediate subsidiaries for holding EWGs, FUCOs, subsidiaries whose securities are acquired under Rule 58, and ETCs); Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999) (authorizing development activities, providing management services to associate EWGs, QFs and FUCOs, and providing consulting and O&M services); The Southern Company, Holding Co. Act Release No. 26212 (Dec. 30, 1994); Entergy Corp., Holding Co. Act Release No. 26322 (June 30, 1995); Northeast Utilities, Holding Co. Act Release No. 25977 (Jan. 24, 1994) (authorizing Charter Oak Energy and COE Development Corporation): Central and South West Corp., Holding Co. Act Release No. 26156 (Nov. 3, 1994) (authorizing CSW to form, acquire, finance and own securities of FUCOs); Central and South West Corporation, Holding Co. Act Release No. 26155 (Nov. 2, 1994) (authorizing investment in joint venture which will construct, own and operate QFs and EWGs).

     A registered holding company may acquire "energy-related companies" meeting the Rule 58 safe harbor conditions without the need for Commission approval. 17 C.F.R. ss. 250.58 (1999); Exemption of Acquisition by Registered Public-Utility Holding Companies of Non-Utility Companies Engaged in Certain Energy-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997). Under Rule 58, an energy-related company is a company that derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one of the twelve businesses described in the Rule and from such other activities and investments as the Commission may approve under Section 10. Rule 58 lists the ownership of QFs as an energy-related activity under Rule 58(b)(1)(viii). Almost all of NSP's and certain of NCE's non-utility businesses that are not EWGs or FUCOs would be energy-related companies under the Commission's Rule 58 or prior Commission precedent.

     The non-utility subsidiary companies are further described below in tabular form, followed by a textual description of the larger non-utility subsidiary businesses.

I.   Subsidiaries of NSP

Subsidiary Name                          Location of
                                        Incorporation             Description of Business                  Authority

NSP Financing I                         Delaware              Special purpose business trust            Prior Commission
                                                                                                        Precedent/1/

Viking Gas Transmission                 Delaware              Natural Gas Company (interstate           Rule 58(b)(2)
    Company                                                   transportation)

Energy Masters                          Minnesota             Energy services company                   Rule 58(b)(1)(i)
    International

Eloigne Company                         Minnesota             Investments in affordable housing         Prior Commission
                                                              projects which qualify for low            precedent/2/
                                                              income housing tax credits

First Midwest Auto                      Minnesota             Owns and operates parking garage          Prior Commission
     Park, Inc.                                               next to NSP HQs                           precedent/3/

United Power & Land                     Minnesota             Holds land adjacent to certain NSP        Prior Commission
     Company                                                  operations, rents office space to         precedent/4/
                                                              NSP

Nuclear Management                      Wisconsin             Provides services to the nuclear          Rule 58(b)(1)(i)
     Company                                                  operations of its members

Reddy Kilowatt                          Montana               Owns certain intellectual property        Prior Commission
     Corporation                                              rights                                    Precedent/5/

Seren Innovations, Inc.                 Minnesota             Provides cable, telephone and             Section 34
                                                              high-speed internet access system



---------------
1    New Century  Energies,  Inc.,  Holding Co. Act Release No.  26748 (Aug.  1,
     1997)  (approving  retention of  Southwestern  Public Service Capital I, as special purpose trust of SPS).
2    WPL  Holdings,  Inc.,  Holding Co. Act Release No.  26856  (April 14, 1998)
     (permitting  retention of Heartland  Development  and related  subsidiaries engaged in investing in projects that qualify under the Low Income  Housing
     Tax Credit Program under Section 42 of the Internal Revenue Code).
3    American  Electric  Power  Service  Co.,  Holding Co. Act Release No. 19981
     (April 12, 1977).
4    UNITIL Corporation, Holding Co. Act Release No. 25524 (April 24, 1992).
5    New Century  Energies,  Inc.,  supra  (approving the activity of selling or entering into "royalty  arrangements  with regard to intellectual  property owned or developed" by PSC).

---------------


Ultra Power Technologies,               Minnesota             Markets power cable testing               Rule 58(b)(1)(vii)
     Inc.                                                     technology

NRG Energy, Inc.                        Delaware              Develops, organizes, owns and             ss.ss.32 and 33 and
                                                              operates non-regulated                    Rule 58(b)(1)(viii)
                                                              energy-related businesses

II.  Subsidiaries of NSP-W

Subsidiary Name                          Location of
                                        Incorporation         Description of Business                      Authority

Clearwater Investments, Inc.            Wisconsin             Investment in affordable housing          Prior Commission
                                                              projects which qualify for low            precedent/6/
                                                              income housing tax credits under
                                                              federal tax law

NSP Lands                               Wisconsin             Sells excess lands adjacent to            Prior Commission
                                                              certain NSP operations                    precedent/7/

Chippewa & Flambeau                     Wisconsin             Builds and operates dams and              Prior Commission
     Improvement Company                                      reservoirs                                precedent/8/

III. Subsidiaries of NRG

Subsidiary Name                          Location of
                                        Incorporation             Description of Business                  Authority

Arthur Kill Power LLC                   Delaware              Entity holding title to Arthur Kill       EWG
                                                              generating station in Staten Island,      88 FERC P. 62,072
                                                              New York

Astoria Gas Turbine Power               Delaware              Entity holding title to Astoria           EWG
     LLC                                                      turbines in Staten Island, New York       88 FERC P. 62,178

Bioconversion Partners, L.P.            California            Supplies biomass fuel in California       QF


---------------
6    WPL Holdings, Inc., supra.
7    UNITIL Corporation, supra.
8    Wisconsin  River Power Company,  Holding Co. Act Release No. 7977 (Jan. 29,
     1948);  Jersey  Central  Power and Light Co.,  Holding  Co. Act Release No.
     24664 (June 14, 1988); WPL Holdings,  Inc.,  supra.  (13%-owned  subsidiary managed and controlled  waterflow through  reservoirs and dams on Wisconsin
     River).

---------------


B.L. England Power LLC                  Delaware              Formed to acquire Connectiv assets        Inactive

Brimsdown Power Limited                 England               Project company for peaking unit          Inactive
                                        and Wales             associated with Enfield Energy Centre
                                                              Limited in England

Cabrillo Power I LLC                    Delaware              Entity holding title to the Encina        EWG
                                                              electric generation station in            87 FERCP. 62,066
                                                              Carlsbad, California

Cabrillo Power II LLC                   Delaware              Entity holding title to 17 SDG&E          EWG
                                                              combustion turbines in San Diego,         87 FERC P. 62,080
                                                              California

Cadillac Renewable Energy               Delaware              Owns wood-fired electric generation       QF
     LLC                                                      plant in Cadillac, Michigan

Camas Power Boiler Limited              Oregon                Owns waste-wood-fired steam boiler in     Rule 58(b)(1)(vi)
     Partnership                                              Camas paper mill in Washington

Camas Power Boiler, Inc.                Oregon                General partner in Camas Boiler Limited   Rule 58(b)(1)(vi)
                                                              Partners

Carolina Energy, Limited                Delaware              Holds remaining non-generating assets     QF
     Partnership                                              of the Carolina Energy transfer station
                                                              and waste-to-energy facility in North
                                                              Carolina

Cobee Energy Development LLC            Delaware              Provides project development services     Prior Commission
                                                              in Latin America for NRG Energy, Inc.     precedent/9/
                                                              and Vattenfall AB

Cobee Holdings Inc.                     Delaware              Domestic holding company for Tosli        Prior Commission
                                                              Investments N.V.                          precedent/10/


---------------
9    Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).
10   Interstate Energy Corporation,  Holding Co. Act Release No. 27069 (Aug. 26,
     1999).

---------------


Cogeneration Corporation of             Delaware              Develops, owns and operates               Rule 58(b)(1)(viii)
     America                                                  cogeneration facilities in U.S.

Collinsville Operations Pty             Australia             Operates Collinsville coal-fired power    Prior Commission
     Ltd.                                                     plant in Australia                        precedent/11/

Collinsville Power Joint                (Unincorporated)      Owns Collinsville coal-fired power        Prior Commission
     Venture                                                  plant in Australia                        precedent/12/

Compania Electrica Central              Bolivia               Owner of generation assets for project    EWG
     Bulo Bulo S.A.                                           in Bolivia                                90FERC P. 62,193

Compania Boliviana de                   Canada (Nova Scotia)  Owns and/or operates 15 operating power   EWG
     Energia Electrica S.A.                                   plants primarily hydroelectric, in        78 FERC P. 62,166
                                                              Bolivia

Conemaugh Power LLC                     Delaware              Formed to acquire Connectiv assets        Inactive

Connecticut Jet Power LLC               Delaware              Own combustion turbines acquired from     EWG
                                                              Connecticut Light and Power ("CL&P        90 FERCP. 62,010
                                                              assets")

Coniti Holding B.V.                     Netherlands           International holding company for Bulo    Prior Commission
                                                              Bulo gas fired power plant in Bolivia     precedent/13/

Croatia Power Group                     Cayman Islands        Holding company for potential project     Prior Commission
                                                              in Croatia                                precedent/14/

Crockett Cogeneration, a                California            Owns Crockett cogeneration facility in    QF
     California Limited                                       California
     Partnership

Curtis/Palmer Hydroelectric             New York              Owns Curtis/Palmer hydroelectric power    QF
     Company                                                  plant in New York

Deepwater Power LLC                     Delaware              Formed to acquire Connectiv assets        Inactive


---------------
11   Interstate Energy Corporation, supra.
12   Interstate Energy Corporation, supra.
13   Interstate Energy Corporation, supra.
14   Interstate Energy Corporation, supra.

---------------


Devon Power LLC                         Delaware              Entity holding title to the Devon Power   EWG
                                                              station in Connecticut                    90 FERC P. 62,036

Dunkirk Power LLC                       Delaware              Entity holding title to Dunkirk Power     EWG
                                                              Station in New York                       88 FERCP. 61,190

ECK Generating, s.r.o.                  Czech Republic        Expansion project for approximately 300   FUCO
                                                              MW coal-fired power plant under
                                                              construction in Kladno facility

El Segundo Power, LLC                   Delaware              Entity holding title to the El Segundo    EWG
                                                              power plant in El Segundo, California     82 FERC P. 62,169

Elk River Resource Recovery,            Minnesota             Proposed owner of Elk River waste         Inactive
     Inc.                                                     processing facility in Minnesota

Energeticke Centrum Kladno,             Czech Republic        Owns and operates a coal-fired power      FUCO
     s.r.o.                                                   plant in Kladno, Czech Republic

Energy Developments                     Australia             Develops, owns and operates power         FUCO
     Limited                            (Queensland)          generation and waste-to-energy projects
                                                              in Australia, New Zealand, Asia and
                                                              England

Energy Investors Fund, L.P.             Delaware              Domestic investment company which holds   Prior Commission
                                                              limited partner interests in Crockett,    precedent/15/
                                                              Curtis/Palmer, Windpower 87 and
                                                              Windpower 88 projects; also a funding
                                                              vehicle for numerous other unrelated
                                                              projects in the U.S.

Energy National, Inc.                   Utah                  Domestic holding company which holds      Prior Commission
                                                              limited partner interests in Crockett,    precedent/16/
                                                              Curtis/Palmer, Maine Energy Recovery
                                                              Company, Penobscot Energy Recovery
                                                              Company, PowerSmith, Windpower 87,
                                                              Windpower 88 projects; general partner
                                                              in Penobscot Energy Recovery Co.


---------------
15   Interstate Energy Corporation, supra.
16   Interstate Energy Corporation, supra.

---------------


Enfield Energy Centre                   England               Owns Enfield gas fired power plant in     EWG
     Limited                              And Wales           England                                   82 FERCP. 62,086

Enfield Holdings B.V.                   Netherlands           International holding company for         Prior Commission
                                                              Enfield Energy Centre Limited projects    precedent/17/
                                                              in England

Enfield Operations, L.L.C.              England               Operates Enfield Energy gas-fired power   EWG
                                                              plant in England                          82 FERCP. 62,087

Enfield Operations (UK)                 England               Holds employees for Enfield Operations,   Prior Commission
     Limited                              And Wales           L.L.C.                                    precedent/18/

ENI Chester, Limited                    Oregon                Was limited partner in wood burning       Inactive
     Partnership                                              project in Maine

ENI Crockett Limited                    Oregon                Limited partner in Crockett               Rule 58(b)(1)(viii)
     Partnership                                              Cogeneration, A California Limited
                                                              Partnership

ENI Curtis Falls, Limited               Oregon                Limited partner in Curtis/Palmer          Rule 58(b)(1)(viii)
     Partnership                                              Hydroelectric Company

Enifund, Inc.                           Utah                  Holds property (house at Crockett         Prior Commission
                                                              cogeneration facility) and provides       precedent/19/
                                                              consulting services to Maine Energy
                                                              Recovery Company

Enigen, Inc.                            Utah                  General Partner in The PowerSmith         Prior Commission
                                                              Cogeneration Project, Limited             precedent/20/
                                                              Partnership

ESOCO Crockett, Inc.                    Oregon                Operates Crockett cogeneration facility   Rule 58(b)(1)(viii)
                                                              in California


---------------
17   Interstate Energy Corporation, supra.
18   Interstate Energy Corporation, supra.
19   Entergy Corporation, Holding Co. Act Release No. 27039 (June 12, 1999).
20   Interstate Energy Corporation, supra.

---------------


ESOCO Fayetteville, Inc.                Oregon                Proposed operator of Fayetteville         Inactive
                                                              waste-to-energy facility in North
                                                              Carolina

ESOCO Molokai, Inc.                     Utah                  Proposed operator of Molokai biomass      Inactive
                                                              fueled power plant in Hawaii

ESOCO Orrington, Inc.                   Utah                  Operates Penobscot Energy Recovery        Rule 58(b)(1)(viii)
                                                              Company in Maine

ESOCO Soledad, Inc.                     Utah                  Proposed operator of Soledad wood         Inactive
                                                              burning power plant in California

ESOCO Wilson, Inc.                      Oregon                Proposed operator of Carolina Energy      Inactive
                                                              waste-to-energy facility and transfer
                                                              station in North Carolina

ESOCO, Inc.                             Utah                  Domestic holding company for individual   Rule 58(b)(1)(viii)
                                                              Esoco O&M companies

Flinders (Gibraltar)                    Gibraltar             Formed as holding company for             Prior Commission
                                                              Australian project                        precedent/21/

Flinders Labuan (No. 1) Ltd.            Labuan                Holding company for potential             Prior Commission
                                                              acquisition in Australia                  precedent/22/

Flinders Labuan (No. 2) Ltd.            Labuan                Holding company for potential             Prior Commission
                                                              acquisition in Australia                  precedent/23/

Four Hills, LLC                         Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              Nashua project in New Hampshire


---------------
21   Interstate Energy Corporation, supra.
22   Interstate Energy Corporation, supra.
23   Interstate Energy Corporation, supra.

---------------


Gladstone Power Station                 (Unincorporated)      Owns a 1,680MW coal-fired power           EWG
     Joint Venture                                            generation facility in Australia          67 FERC P. 61,187

Graystone Corporation                   Minnesota             General Partner in Louisiana Energy       Rule 58(b)(1)(viii)
                                                              Services, L.P.

Gunwale B.V.                            Netherlands           International holding company             Inactive

Huntley Power LLC                       Delaware              Entity holding title to the Huntley       EWG
                                                              Power station in New York                 88 FERC P. 61,190

Indian River Power LLC                  Delaware              Formed to acquire Connectiv assets        Inactive

Interenergy Limited                     Ireland               Inactive - proposed provider of           Inactive
                                                              electric marketing services in eastern
                                                              and central Europe

Inversiones Bulo Bulo S.A.              Bolivia               Bolivian holding company for Bulo Bulo    Prior Commission
                                                              gas-fired power plant in Bolivia          precedent/24/

Jackson Valley Energy                   California            Owns and operates waste                   Rule 58(b)(1)(x)
     Partners, L.P.                                           lignite/cogeneration plant and lignite
                                                              mining and reclamation operation in
                                                              California

Kanel Kangal Elektrik                   Turkey                Will own Kangal lignite fired power       Prior Commission
     Limited Sirketi                                          plant in Turkey                           precedent/25/

Keystone Power LLC                      Delaware              Formed to acquire Connectiv assets        Inactive

Kiksis B.V.                             Netherlands           Inactive - international holding          Inactive
                                                              company - hold for Estonia project

Killingholme Generation                 United Kingdom        Project company for Killingholme Power    EWG
     Limited                                                  Station                                   90 FERCP. 61,194


---------------
24   Interstate Energy Corporation, supra.
25   Entergy Corporation, supra.

---------------


Killinghome Holdings Limited            United Kingdom        Holds interest in Killinghome power       Prior Commission
                                                              station                                   precedent/26/

Killinghome Power Limited               United Kingdom        Project company for Killinghome power     EWG
                                                              station                                   90 FERCP. 62,117

Kingston Cogeneration                   Canada                Owns Kingston cogeneration facility in    EWG
     Limited Partnership                (Ontario)             Ontario, Canada                           74 FERC P. 62,063

Kissimee Power Partners,                Delaware              Inactive                                  Inactive
     Limited Partnership

Kladno Power (No. 1) B.V.               Netherlands           International holding company for         FUCO
                                                              Energeticke Centrum Kladno, s.r.o.

Kladno Power (No. 2) B.V.               Netherlands           International holding company for Matra   FUCO
                                                              Powerplant Holding B.V., in Czech
                                                              Republic

Kraftwerk Schkopau GbR                  Germany               Owns 960MW coal-fired power plant in      EWG
                                                              Schkopau, Germany                         73 FERC P. 61,318

Kraftwerk Schkopau                      Germany               Operates in Germany Schkopau facility     EWG
     Betriebsgesellschaft mbH                                                                           73 FERC P. 61,314

KUSEL Kutahya Seyitomer Elektrik        Turkey                Formed to acquire 600 MW coal-fired       Prior Commission
Limited Sirketi                                               power station in Turkey.  No assets or    precedent/27/
                                                              employees at this time.  NRG ownership
                                                              is 31.75%

Lakefield Junction LLC                  Delaware              Shell company, formerly owned peaking     Inactive
                                                              plant to be constructed in Minnesota

Lambique Beheer B.V.                    Netherlands           International holding company for         Prior Commission
                                                              MIBRAG B.V. and Mitteldeutsche            precedent/28/
                                                              Braunkohlengesellschaft mbH in Germany


---------------
26   Interstate Energy Corporation, supra.
27   Interstate Energy Corporation, supra.
28   Interstate Energy Corporation, supra.

---------------


Langage Energy Park Limited             United Kingdom        Formed to develop Langage project         Prior Commission
                                                                                                        precedent/29/
Landfill Power LLC                      Wyoming               Owns and operates Flying Cloud landfill   QF
                                                              gas fueled power generation facility in
                                                              Eden Prairie, Minnesota

Le Paz Incorporated                     Minnesota             Limited partner in Louisiana Energy       Rule 58(b)(1)(vii)
                                                              Services, L.P.

LFG Partners, LLC                       Delaware              Landfill gas collection system for        Inactive
                                                              Yaworski project in Connecticut

Long Beach Generation LLC               Delaware              Owns gas-fired electric generation        EWG
                                                              power plant in Long Beach, California     84 FERC P. 62,084

Long Island Cogeneration,               New York              Holds contracts for Long Island           Inactive
     L.P.                                                     cogeneration facility in New York which
                                                              was never constructed

Louisiana Energy Services,              Delaware              Owns uranium enrichment facility under    Rule 58(b)(1)(vii)
     L.P.                                                     development in Louisiana

Louisiana Generating LLC                Delaware              Formed for the purpose of owning Cajun    EWG
                                                              non-nuclear generating assets in          90 FERCP. 61,311
                                                              Louisiana (including gas and coal-fired
                                                              generation)

Loy Yang Power                          Australia (Victoria)  Operates Loy Yang coal-fired power        Prior Commission
     Management Pty Ltd.                                      plant in Australia                        precedent/30/

Loy Yang Power Partners                 Australia             Owns Loy Yang coal-fired plant in         Prior Commission
                                                              Australia                                 precedent/31/

Loy Yang Power Projects Pty             Australia (Victoria)  Provides technical services to Loy Yang   Prior Commission
     Ltd                                                      coal fired power plant in Australia       precedent/32/


---------------
29   Interstate Energy Corporation, supra.
30   Entergy Corporation, supra.
31   Entergy Corporation, supra.
32   Entergy Corporation, supra.

---------------


Maine Energy Recovery                   Maine                 Owns Waste-to-Energy facility in          QF and
     Company                                                  Biddeford, Maine                          Rule 58(b)(1)(ix)

Matra Powerplant Holding                Netherlands           International holding company for ECK     Prior Commission
     B.V.                                                     Generating, s.r.o. in Czech Republic      precedent/33/

MESI Fuel Station #1 L.L.C.             Delaware              Owns a synthetic coal processing          Rule 58(b)(1)(vi)
                                                              facility in Catlettsburg, Kentucky

MIBRAG B.V.                             Netherlands           Owns 99% of MIBRAG GmbH coal mines and    Prior Commission
                                                              coal-fired power plants in Germany        precedent/34/

MIBRAG Industriekraftwerke Gmbh         Germany               Owns three coal-fired power plants in     67 FERCP. 61,391
     & Co. KG                                                 Germany

Mid-Continent Power                     Delaware              Owns Mid-Contingent Power Company         Inactive
     Company, L.L.C.                                          cogeneration facility in Oklahoma

Middletown Power LLC                    Delaware              Own and/or operate portion of CL&P        EWG
                                                              assets                                    90 FERCP. 62,037

Minnesota Methane Holdings              Delaware              Domestic holding company                  Inactive
     LLC

Minnesota Methane II LLC                Delaware              Owns and operates original 3              Rule 58(b)(1)(vi) and
                                                              NEO/Ziegler landfill gas projects         Rule 58(b)(1)(viii)
                                                              (Edward Kraemer in Burnsville, MN;
                                                              Flying Cloud in Eden Prairie, MN and
                                                              Nashua in New Hampshire)

Minnesota Methane LLC                   Wyoming               Owns and operates 18 landfill gas         Rule 58(b)(1)(vi) and
                                                              projects in the U.S. financed by Lyon     Rule 58(b)(1)(viii)
                                                              Credit


---------------
33   Interstate Energy Corporation, supra.
34   Interstate Energy Corporation, supra.

---------------


Minnesota Waste Processing              Delaware              Owns municipal solid waste processing     Rule 58(b)(1)(ii)
     Company, L.L.C.                                          facility and transfer station in
                                                              Minnesota

Mitteldeutsche                          Germany               Operates coal mining, power generation    Prior Commission
     Braunkohlengesellschaft                                  and associated operations near Leipzig,   precedent/35/
     mbH                                                      Germany

MM Albany Energy LLC                    Delaware              Landfill gas fueled power generation      QF and
                                                              for project in New York                   Rule 58(b)(1)(vi)

MM Biogas Power LLC                     Delaware              Domestic holding company - owns 100%      Rule 58(b)(1)(vi) and
                                                              interest in landfill gas fueled power     Rule 58(b)(1)(viii)
                                                              generation projects not yet financed

MM Burnsville Energy LLC                Delaware              Landfill gas fueled power generation      QF and
                                                              for Edward Kraemer landfill in Minnesota  Rule 58(b)(1)(vi)

MM Corona Energy LLC                    Delaware              Landfill gas fueled power generation      QF and
                                                              for O'Brien projects in California        Rule 58(b)(1)(vi)

MM Cuyahoga Energy LLC                  Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Cleveland, Ohio            Rule 58(b)(1)(vi)

MM El Sobrante Energy LLC               Delaware              Landfill gas fueled power generation      Inactive
                                                              for project in California

MM Erie Power LLC                       Delaware              Landfill gas fueled power generation      Rule 58(b)(1)(vi)
                                                              for project in Denver, Colorado

MM Ft. Smith Energy LLC                 Delaware              Formed to sell landfill gas to other      Inactive
                                                              companies in Arkansas - not a GENCO


----------------
35   Entergy Corporation, supra.

---------------


MM Hackensack Energy LLC                Delaware              Landfill gas fueled power generation      QF and
                                                              for HMDC/Balefill/Kingsland O'Brien       Rule 58(b)(1)(vi)
                                                              project in Lyndhurst, New Jersey

MM Hartford Energy LLC                  Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Connecticut                Rule 58(b)(1)(vi)

MM Lopez Energy LLC                     Delaware              Landfill gas fueled power generation      QF and
                                                              for Lopez Canyon project in Los           Rule 58(b)(1)(vi)
                                                              Angeles, California

MM Lowell Energy LLC                    Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Massachusetts              Rule 58(b)(1)(vi)

MM Martinez Energy LLC                  Delaware              Landfill gas fueled power generation      QF and Rule
                                                              for project in California                 58(b)(1)(vi)

MM Nashville Energy LLC                 Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Tennessee                  Rule 58(b)(1)(vi)

MM Northern Tier Energy                 Delaware              Landfill gas fueled power generation      QF and
     LLC                                                      for project in Pennsylvania               Rule 58(b)(1)(vi)

MM Phoenix Energy LLC                   Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Arizona                    Rule 58(b)(1)(vi)

MM Prima Deshecha Energy                Delaware              Landfill gas fueled power generation      QF and
     LLC                                                      for project in Orange County, California  Rule 58(b)(1)(vi)

MM Prince William Energy                Delaware              Landfill gas fueled power generation      QF and
     LLC                                                      for project in Virginia                   Rule 58(b)(1)(vi)

MM Riverside LLC                        Delaware              Landfill gas fueled power generation      QF and
                                                              for project in California                 Rule 58(b)(1)(vi)

MM San Diego LLC                        Delaware              Landfill gas fueled power generation      QF and
                                                              for Miramar project in California         Rule 58(b)(1)(vi)

MM SKB Energy LLC                       Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Pennsylvania               Rule 58(b)(1)(vi)

MM Spokane Energy LLC                   Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Washington                 Rule 58(b)(1)(vi)

MM Tacoma LLC                           Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Washington                 Rule 58(b)(1)(vi)

MM Tajiguas Energy LLC                  Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Santa Barbara, California  Rule 58(b)(1)(vi)

MM Taunton Energy LLC                   Delaware              Landfill gas fueled power generation      QF and
                                                              for project in Massachusetts              Rule 58(b)(1)(vi)

MM Tomoka Farms Energy                  Delaware              Landfill gas fueled power generation      QF and
     LLC                                                      for Volusia project in Florida            Rule 58(b)(1)(vi)

MM Tri-Cities Energy LLC                Delaware              Sale of landfill gas to industrial        Rule 58(b)(1)(vi)
                                                              customer

MM Tulare Energy LLC                    Delaware              Landfill gas fueled power generation      QF and
                                                              for Visalia project in California         Rule 58(b)(1)(vi)

MM West Covina LLC                      Delaware              Landfill gas fueled power generation      QF and
                                                              for BKK project in California             Rule 58(b)(1)(vi)

MM Woodville Energy LLC                 Delaware              Landfill gas fueled power generation      QF and
                                                              for project in California                 Rule 58(b)(1)(vi)

MM Yolo Power LLC                       Delaware              Landfill gas fueled power generation      QF and
                                                              for project in California                 Rule 58(b)(1)(vi)

MMSB Transco Holdings                   Delaware              Transport landfill gas for resale         QF and
     LLC                                                                                                Rule 58(b)(1)(vi)

Montville Power LLC                     Delaware              Own and/or operate a portion of the       EWG
                                                              CL&P assets                               90 FERCP. 62,043

Mt. Poso Cogeneration                   California            Owns Mt. Poso cogeneration facility in    QF
     Company, a California                                    California
     Limited Partnership

NEO Albany, L.L.C.                      Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in New York

NEO Burnsville, LLC                     Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              Edward Kraemer landfill in Minnesota

NEO Chester-Gen LLC                     Delaware              Formed to acquire landfill gas project    Rule 58(b)(1)(vi)

NEO Corona LLC                          Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              O'Brien project in California

NEO Corporation                         Minnesota             Develops, owns and operates               Rule 58(b)(1)(vi)
                                                              landfill gas, hydroelectric               and Rule 58(b)(1)(viii)
                                                              and small cogeneration projects
                                                              in the U.S.

NEO Cuyahoga, LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Cleveland, Ohio

NEO ECO 11 LLC                          Delaware              Formed to acquire landfill gas project    Rule 58(b)(1)(vi)

NEO El Sobrante LLC                     Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in California

NEO Erie LLC                            Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Denver, Colorado

NEO Edgeboro, LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              O'Brien project in New Jersey

NEO Findlay, LLC                        Delaware              Landfill gas collection system for        Inactive
                                                              project in Pennsylvania

NEO Fitchburg LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Massachusetts

NEO Freehold-Gen LLC                    Delaware              Formed to acquire landfill gas project    Rule 58(b)(1)(vi)

NEO Ft. Smith LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Arkansas

NEO Hackensack, LLC                     Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              HMDC/Balefill/Kingsland O'Brien
                                                              projects in Lyndhurst, New Jersey

NEO Hartford, LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Connecticut

NEO Landfill Gas Holdings               Delaware              Domestic holding company - provides O&M   Rule 58(b)(1)(vi) and
     Inc.                                                     services for landfill gas projects        prior Commission
                                                                                                        precedent/36/

NEO Landfill Gas Inc.                   Delaware              Domestic holding company - holds 100%     Rule 58(b)(1)(vi) and
                                                              interest in landfill gas collection       prior Commission
                                                              system projects financed by Lyon Credit   precedent/37/

NEO Lopez Canyon LLC                    Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Los Angeles, California

NEO Lowell LLC                          Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Massachusetts

NEO Martinez LLC                        Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in California


---------------
36   Entergy Corporation, supra.
37   Interstate Energy Corporation, supra.

---------------


NEO MESI LLC                            Delaware              Produce and sell synthetic fuel (coal     Rule 58(b)(1)(vi)
                                                              briquettes) in Kentucky

NEO Nashville LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(x)
                                                              project in Tennessee

NEO Northern Tier LLC                   Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Pennsylvania

NEO Phoenix LLC                         Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Arizona

NEO Prima Deshecha LLC                  Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Orange County, California

NEO Prince William, LLC                 Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Virginia

NEO Riverside LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in California

NEO San Bernardino LLC                  Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in California

NEO San Diego LLC                       Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              Miramar project in California

NEO SKB LLC                             Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Pennsylvania

NEO Spokane LLC                         Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Washington

NEO Tacoma, L.L.C.                      Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Washington

NEO Tajiguas LLC                        Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Santa Barbara, California

NEO Taunton LLC                         Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in Massachusetts

NEO Toledo-Gen LLC                      Delaware              Formed to acquire landfill gas project    Rule 58(b)(1)(vi)

NEO Tomoka Farms LLC                    Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              Volusia project in Florida

NEO Tri-Cities LLC                      Delaware              Landfill gas collection system for        Rule 59(b)(1)(vi)
                                                              project in California

NEO Tulare LLC                          Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              Visalia project in California

NEO West Covina LLC                     Delaware              Landfill gas collection system for BKK    Rule 58(b)(1)(vi)
                                                              project in California

NEO Woodville LLC                       Delaware              Landfill gas collection for project in    Rule 58(b)(1)(vi)
                                                              California

NEO Yolo LLC                            Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
                                                              project in California

New Roads Generating, LLC               Delaware              Alternative domestic holding company      Inactive
                                                              for Cajun non-nuclear generating assets
                                                              in Louisiana (including gas and
                                                              coal-fired generation)

North American Thermal                  Ohio                  Develops district heating and cooling     Prior Commission
     Systems Limited Liability                                projects in the U.S.; general partner     precedent/38/
     Company                                                  in Pittsburgh Thermal, Limited
                                                              Partnership and San Francisco Thermal,
                                                              Limited Partnership

Northbrook Acquisition Corp.            Delaware              Domestic holding company in STS           Rule 58(b)(1)(viii)
                                                              Hydropower Ltd.

Northbrook Carolina Hydro,              Delaware              Owns and operates hydroelectric power     Rule 58(b)(1)(viii)
     L.L.C.                                                   plants in North Carolina and South
                                                              Carolina


---------------
38   Interstate Energy Corporation, supra.

---------------


Northbrook Energy, L.L.C.               Delaware              Develops hydroelectric power projects     Rule 58(b)(1)(viii)
                                                              in the U.S.

Northbrook New York, L.L.C.             Delaware              Holds interest in Northbrook              Rule 58(b)(1)(viii)
                                                              Acquisition Corp.

Northeast Generation Holding            Delaware              Holds a 50% interest in NRG Northeast     Prior Commission
     LLC                                                      Generating LLC                            precedent/39/

Norwalk Power LLC                       Delaware              Entity holding title to the Norwalk       EWG
                                                              generating station in Connecticut         90 FERC P. 62,035

NR (Gibraltar)                          Gibraltar             Company utilized during the Enfield       Inactive
                                                              transactions in England

NRG Affiliate Services Inc.             Delaware              Sponsor and hold the contracts and 401k   Prior Commission
                                                              plans for CL&P, Somerset and other        precedent/40/
                                                              entities

NRG Artesia Operations Inc.             Delaware              Proposed operator for Artesia             Inactive
                                                              cogeneration facility in California

NRG Arthur Kill Operations              Delaware              Special purpose operating company to      Prior Commission
     Inc.                                                     provide contract O&M services to Arthur   precedent/41/
                                                              Kill Power LLC

NRG Asia-Pacific, Ltd.                  Delaware              Provides international business           Prior Commission
                                                              development services in Australia and     precedent/42/
                                                              the Pacific Rim region

NRG Astoria Gas Turbine                 Delaware              Special purpose operating company to      Prior Commission
     Operations Inc.                                          provide contract O&M services to          precedent/43/
                                                              Astoria Gas Turbine Power LLC


----------------
39   Interstate Energy Corporation, supra.
40   Entergy Corporation, Holding Co., Act Release No. 27039 (June 22, 1999).
41   Entergy Corporation, supra.
42   Entergy Corporation, supra.
43   Entergy Corporation, supra.

---------------


NRG Cabrillo Power                      Delaware              Special purpose operating company to      Prior Commission
     Operations Inc.                                          provide contract O&M services.            precedent/44/
                                                              Currently inactive.

NRG Cadillac Inc.                       Delaware              Entity holding NRG's 50% interest in      Prior Commission
                                                              Cadillac Renewable Energy LLC             precedent/45/

NRG Cadillac Operations Inc.            Delaware              Operating company for Cadillac wood       Prior Commission
                                                              fired power plant in Michigan             precedent/46/

NRG Caymans-C                           Cayman Islands        Holding company for interests in          Prior Commission
                                                              Scudder Latin American                    precedent/47/
                                                              Power I-C and II-C and II-Corp A and
                                                              II-Corp B

NRG Caymans Company                     Cayman Islands        Holding company for Central and Eastern   Prior Commission
                                                              European Power Fund                       precedent/48/

NRG Caymans-P                           Cayman Islands        Holding company for interests in          Prior Commission
                                                              Scudder Latin American                    precedent/49/
                                                              Power I-P and II-P

NRG South Central Generating LLC        Delaware              Special purpose holding company entity    Prior Commission
                                                              to facility central pool financing        precedent/50/

NRG Central U.S. LLC                    Delaware              To hold 50% interest in NRG South         Prior Commission
                                                              Central Generating LLC                    precedent/51/

NRG Collinsville Operating              Australia             International holding company in          Prior Commission
     Services Pty Ltd.                                        Collinsville Operations Pty Ltd.          precedent/52/


---------------
44   Entergy Corporation, supra.
45   Rule 58(b)(1)(viii).
46   Entergy Corporation, supra.
47   Interstate Energy Corporation, supra.
48   Interstate Energy Corporation, supra.
49   Interstate Energy Corporation, supra.
50   Interstate Energy Corporation, supra.
51   Interstate Energy Corporation, supra.
52   Interstate Energy Corporation, supra.

---------------


NRG Connecticut Affiliate               Delaware              House the payroll for the four            Prior Commission
     Services Inc.                                            Connecticut operations, sponsor the       precedent/53/
                                                              Pension, 401(k), Welfare plans, etc.

NRG Connecticut Generating              Delaware              Entity holding 100% of the ownership of   Prior Commission
     LLC                                                      Devon Power LLC, Norwalk Power LLC,       precedent/54/
                                                              Middletown Power LLC, Montville Power
                                                              LLC and Connecticut Jet Power LLC

NRG Development Company                 Delaware              Entity created to limit development       Prior Commission
     Inc.                                                     exposure on generation projects where     precedent/55/
                                                              NRG Energy, Inc. is pursuing the
                                                              transaction with certain types of
                                                              partners

NRG Devon Operations Inc.               Delaware              Special purpose operating company to      Prior Commission
                                                              provide contract O&M services to Devon    precedent/56/
                                                              Power LLC

NRG Dunkirk Operations Inc.             Delaware              Special purpose operating company to      Prior Commission
                                                              provide contract O&M services to          precedent/57/
                                                              Dunkirk Power LLC

NRG Eastern LLC                         Delaware              To hold 50% interest in NRG Northeast     Prior Commission
                                                              Generating LLC                            precedent/58/

NRG El Segundo Operations               Delaware              Proposed operator for El Segundo          Prior Commission
     Inc.                                                     gas-fired power plant in California       precedent/59/


---------------
53   Entergy Corporation, supra.
54   Interstate Energy Corporation, supra.
55   Entergy Corporation, supra.
56   Entergy Corporation, supra.
57   Entergy Corporation, supra.
58   Interstate   Energy   Corporation,    supra.    (authorizing   intermediate
     subsidiaries for the purpose of holdings EWGs).
59   Entergy Corporation, supra.

---------------


NRG Energeticky Provoz,                 Czech Republic        Operates coal-fired power plants in       FUCO
     s.r.o.                                                   Kladno, Czech Republic

NRG Energy Center Dover                 Delaware              Owns and operates 18 MW cogeneration      Rule 58(b)(1)(viii)
     LLC                                                      facility in Delaware

NRG Energy Center Grand                 Delaware              Owns assets in connection with a          Rule 58(b)(1)(vi)
     Forks LLC                                                contract to provide steam at the Grand
                                                              Forks Air Force Base

NRG Energy Center Harrisburg, Inc.      Delaware              Formed to own cogeneration assets and     Inactive
                                                              sell steam to NRG Energy Center
                                                              Harrisburg, Inc.

NRG Energy Center                       Delaware              Owns and operates the district heating    Rule 58(b)(1)(vi)
     Minneapolis LLC                                          and cooling system serving customers in
                                                              the downtown Minneapolis area

NRG Energy Center Paxton Inc.           Delaware              Formed to provide steam to Harrisburg,    Inactive
                                                              Pennsylvania central business district

NRG Energy Center                       Delaware              Eventually will own and operate the       Rule 58(b)(1)(vi)
     Pittsburgh LLC                                           Pittsburgh Thermal district heating and
                                                              cooling plant which currently serves
                                                              approx 25 customers in the Pittsburgh
                                                              area

NRG Energy Center Rock                  Delaware              Owns assets in connection with the sale   Rule 58(b)(1)(vi)
     Tenn LLC                                                 of steam of Rock-Tenn Corporation in
                                                              St. Paul

NRG Energy Center San                   Delaware              Eventually will own and operate San       Rule 58(b)(1)(vi)
     Diego LLC                                                Diego power and cooling, a chilled
                                                              plant serving downtown San Diego area

NRG Energy Center San                   Delaware              Eventually will own and operate the San   Rule 58(b)(1)(vi)
     Francisco LLC                                            Francisco Thermal district heating and
                                                              cooling plant which currently serves
                                                              customers in the San Francisco area

NRG Energy Center Washco                Delaware              Owns assets in connection with the sale   Rule 58(b)(1)(vi)
     LLC                                                      of steam to Anderson Corporation and
                                                              the State of Minnesota Correctional
                                                              Facility

NRG Energy CZ, s.r.o.                   Czech Republic        Provides international business           FUCO
                                                              development services in the Czech
                                                              Republic and Europe

NRG Energy Development                  Germany               Provides international business           Prior Commission
     GmbH                                                     development services in Germany and       precedent/60/
                                                              Europe

NRG Energy Jackson Valley               California            General partner in Jackson Valley         QF
     I, Inc.                                                  Energy Partners, L.P.

NRG Energy Jackson                      California            Limited partner in (i) Jackson Valley     QF
     Valley II, Inc.                                          Energy Partners, L.P., (ii) San Joaquin
                                                              Valley Energy Partners I, L.P.,
                                                              (iii) San Joaquin Valley Energy
                                                              Partners IV, L.P. and (iv)
                                                               Bioconversion Partners, L.P.

NRG Energy Ltd.                         England and Wales     Provides international business           Prior Commission
                                                              development services in the U.K. and      precedent/61/
                                                              Europe

NRG Energy PL Sp. z o.o.                Warsaw, Poland        Provides international business           Prior Commission
                                                              development services in Poland            precedent/62/

NRG Gladstone Operating                 Australia             Operates coal-fired Gladstone power       EWG
     Services Pty Ltd.                                        plant in Australia                        67 FERC P. 61,187

NRG Gladstone                           Australia             Holds pension assets for employees of     Prior Commission
     Superannuation Pty Ltd.                                  Gladstone coal-fired power plant in       precedent/63/
                                                              Australia


---------------
60   Interstate Energy Corporation, supra.
61   Interstate Energy Corporation, supra.
62   Interstate Energy Corporation, supra.
63   Entergy Corporation, supra.

---------------


NRG Huntley Operations Inc.             Delaware              Special purpose operating company to      Prior Commission
                                                              provide contract O&M services to          precedent/64/
                                                              Huntley Power LLC

NRG International II Inc.               Delaware              Domestic holding company                  Prior Commission
                                                                                                        precedent/65/

NRG International, Inc.                 Delaware              Domestic holding company                  Prior Commission
                                                                                                        precedent/66/

NRG International Services              Delaware              Holds service agreements with             Prior Commission
     Company                                                  expatriates and international             precedent/67/
                                                              consultants

NRG International                       Delaware              Entity created to limit development       Prior Commission
     Development Inc.                                         exposure on generation projects where     precedent/68/
                                                              NRG Energy, Inc. is pursuing the
                                                              transaction with certain types of
                                                              partners on international transactions

NRG Lakefield Inc.                      Delaware              Special purpose entity to hold NRG's      Prior Commission
                                                              50% member interest in Lakefield          precedent/69/
                                                              Junction LLC

NRG Lakefield Junction LLC              Delaware              Inactive                                  Inactive

NRG Latin America Inc.                  Delaware              Domestic holding company for Cobee        Prior Commission
                                                              Energy Development LLC                    precedent/70/

NRG Louisiana LLC                       Delaware              Formed to acquire Koch Sterlington LLC    Inactive


NRG Mextrans Inc.                       Delaware              This entity will develop a transmission   Prior Commission
                                                              line from Palo Verde power station        precedent/71/
                                                              through Arizona, into Mexico and back
                                                              up into California, per a Presidential
                                                              Permit


---------------
64   Entergy Corporation, supra.
65   Interstate Energy Corporation, supra.
66   Interstate Energy Corporation, supra.
67   Interstate Energy Corporation, supra.
68   Interstate Energy Corporation, supra.
69   Interstate Energy Corporation, supra.
70   Interstate Energy Corporation, supra.

---------------


NRG MidAtlantic Generating LLC          Delaware              Formed to acquire Connectiv assets        Inactive

NRG Middletown Operations               Delaware              Special purpose operating company to      Prior Commission
    Inc.                                                      provide O&M services contract to          precedent/72/
                                                              Middletown Power LLC

NRG Montville Operations                Delaware              Special purpose operating company to      Prior Commission
     Inc.                                                     provide contract O&M services to          precedent/73/
                                                              Montville Power LLC

NRG Morris Operations Inc.              Delaware              Former operator for Millennium            Prior Commission
                                                              cogeneration facility in Illinois         precedent/74/

NRG New Roads Holdings LLC              Delaware              Entity formed to hold title to certain    Prior Commission
                                                              Cajun assets that, due to federal         precedent/75/
                                                              regulatory reasons could not be held by
                                                              Louisiana Generating LLC

NRG Northeast Affiliate                 Delaware              Manage payroll and benefits for Huntley   Prior Commission
     Services Inc.                                            and Dunkirk (approximately 330            precedent/76/
                                                              employees)

NRG Northeast Generating                Delaware              Special purpose holding company entity    Prior Commission
     LLC                                                      to facilitate east coast pool financing   precedent/77/


---------------
71   Entergy Corporation, supra.
72   Entergy Corporation, supra.
73   Entergy Corporation, supra.
74   Entergy Corporation, supra.
75   Entergy Corporation, supra. (These properties are being held pending future use by the  EWGs and  also  appear  retainable  under  UNITIL  Corporation,
     Holding Co. Act Release No. 25524 (April 24, 1992)).
76   Entergy Corporation, supra.
77   Interstate   Energy   Corporation,    supra.    (authorizing   intermediate
     subsidiaries for the purpose of holdings EWGs).

---------------


NRG Northeast Power                     Delaware              Power marketing and fuel procurement      Rule 58(b)(1)(v)
     Marketing LLC

NRG Norwalk Harbor                      Delaware              Special purpose operating company to      Prior Commission
     Operations Inc.                                          provide contract O&M services to          precedent/78/
                                                              Norwalk Harbor LLC

NRG Oklahoma Operations                 Delaware              Proposed operator for Mid-Continent       Inactive
     Inc.                                                     Power Company cogeneration facility in
                                                              Oklahoma

NRG Operating Services, Inc.            Delaware              Currently provides O&M services for       Prior Commission
                                                              Cadillac, Collinsville, and Gladstone     precedent/79/
                                                              projects

NRG Oswego Harbor Power                 Delaware              Special purpose operating company to      Prior Commission
     Operations Inc.                                          provide contract O&M services to Oswego   precedent/80/
                                                              Power LLC

NRG PacGen Inc.                         Delaware              Domestic holding company which acquired   Prior Commission
                                                              100% of the stock of Pacific Generation   precedent/81/
                                                              Company

NRG Pittsburgh Thermal Inc.             Delaware              Limited Partner in Pittsburgh Thermal,    Rule 58(b)(2)(vi)
                                                              Limited Partnership

NRG Power Marketing Inc.                Delaware              Holds power marketing license             Rule 58(b)(1)(v)

NRG Rocky Road LLC                      Delaware              Special purpose LLC formed to hold the    Prior Commission
                                                              50% membership interest in Rocky Road     precedent/82/
                                                              LLC

NRG San Francisco Thermal               Delaware              Special purpose entity to hold NRG's      Rule 58(b)(1)(vi)
     Inc.                                                     limited partnership ownership in SFTLP


---------------
78   Entergy Corporation, supra.
79   Entergy Corporation, supra.
80   Entergy Corporation, supra.
81   Interstate Energy Corporation, supra.
82   Interstate Energy Corporation, supra.

---------------


NRG Services Corporation                Delaware              Provides payroll and benefits services    Prior Commission
                                                              through service agreements with           precedent/83/
                                                              individual O&M companies

NRG South Central Generating LLC        Delaware              Special purpose holding company entity    Prior Commission
                                                              to facility central pool financing        precedent/84/

NRG Sunnyside Operations                Delaware              General Partner in Sunnyside Operations   Inactive
     GP Inc.                                                  Associated L.P.

NRG Sunnyside Operations                Delaware              Limited Partner in Sunnyside Operations   Inactive
     LP Inc.                                                  Associates L.P.

NRG Thermal Corporation                 Delaware              The sole member of all the llcs under     Prior Commission
                                                              the new thermal restructuring             precedent/85/

NRG Thermal Operating                   Delaware              At this time has no assets or operations  Inactive
     Services LLC

NRG Victoria I Pty Ltd.                 Australia             International holding company in NRG      FUCO
                                                              Victoria II Pty Ltd. and NRG Victoria
                                                              III Pty Ltd. In Australia

NRG Thermal Services, Inc.              Delaware              Formed to hold chiller plant assets for   Inactive
                                                              NRG Energy Center Harrisburg, Inc.

NRG Victoria II Pty Ltd.                Australia             International holding company in NRG      FUCO
                                                              Victoria III Pty Ltd. In Australia

NRG Victoria III Pty Ltd.               Australia             International holding company for         FUCO
                                                              Energy Developments Limited


---------------
83   Entergy Corporation, supra.
84   Interstate Energy Corporation, supra.
85   Interstate Energy Corporation, supra.

---------------


NRG West Coast Inc.                     Delaware              To act as holding company for West        Prior Commission
                                                              coast limited liability companies         precedent/86/

NRG Western Affiliate                   Delaware              Handle payroll type issues for the        Prior Commission
     Services Inc.                                            Western Region operating companies        precedent/87/

NRGenerating Energy Trading Ltd.        United Kingdom        International power marketing entity      Rule 58(b)(1)(v)

NRGenerating Holdings                   Switzerland           Swiss holding company                     Prior Commission
     GmbH                                                                                               precedent/88/

NRGenerating Holdings                   Switzerland           Formed as holding company for             Prior Commission
     (No. 2) Gmbh                                             Australian project.                       precedent/89/

NRGenerating Holdings                   Netherlands           International holding company in          FUCO
     (No. 1) B.V.                                             Collinsville Power Joint Venture

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 3) B.V.                                             registered to do business in Australia

NRGenerating Holdings                   Netherlands           International holding company in Loy      EWG
     (No. 4) B.V.                                             Yang Power Partners, Loy Yang Power       79 FERC P. 62,025
                                                              Management Pty Ltd. and Loy Yang Power
                                                              Projects Pty Ltd.

NRGenerating Holdings                   Netherlands           International holding company in NRG      FUCO
     (No. 5) B.V.                                             Energeticky Provoz, s.r.o.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 6) B.V.                                             registered to do business in Australia

NRGenerating Holdings                   Netherlands           International holding company for West    Inactive
     (No. 7) B.V.                                             Java O&M company in formation in
                                                              Indonesia


---------------
86   Interstate Energy Corporation, supra.
87   Entergy Corporation, supra.
88   Interstate Energy Corporation, supra.
89   Interstate Energy Corporation, supra.

---------------


NRGenerating Holdings                   Netherlands           International holding company for West    Inactive
     (No. 8) B.V.                                             Java O&M company in formation in
                                                              Indonesia

NRGenerating Holdings                   Netherlands           International holding company in Kanel    Prior Commission
     (No. 9) B.V.                                             Kangal Elektrik Limited Sirketi           precedent/90/

NRGenerating Holdings                   Netherlands           International holding company for         Prior Commission
     (No. 11) B.V.                                            Langage Park Project in England           precedent/91/

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 12) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 13) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 14) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 15) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 16) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 17) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 18) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 19) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 20) B.V.


---------------
90   Interstate Energy Corporation, supra.
91   Interstate Energy Corporation, supra.

---------------


NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 21) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 22) B.V.

NRGenerating Holdings                   Netherlands           International holding company             Inactive
     (No. 23) B.V.

NRGenerating International              Netherlands           International holding company             Prior Commission
     B.V.                                                                                               precedent/92/

NRGenerating, Ltd.                      United Kingdom        Holding company for Killingholme          Prior Commission
                                                              structure in the UK                       precedent/93/

NRGenerating Luxembourg                 Luxembourg            Formed as holding company for             Prior Commission
     (No. 1) S.a.r.l                                          Australian project                        precedent/94/

NRGenerating Luxembourg                 Luxembourg            Formed as holding company for             Prior Commission
     (No. 2) S.a.r.l                                          Australian project                        precedent/95/

NRGenerating Rupali B.V.                Netherlands           International holding company for         Inactive
                                                              Rupali oil fired power plant bid in
                                                              Pakistan

O'Brien Biogas (Mazzaro),               Delaware              Landfill gas collection system for        Rule 58(b)(1)(vi)
     Inc.                                                     project in Pennsylvania

O'Brien Biogas IV LLC                   Delaware              Landfill gas fueled power generation      QF and
                                                              for Edgeboro project in New Jersey        Rule 58(b)(1)(vii)

O'Brien California Cogen                California            Owns Artesia cogeneration facility in     Inactive
     Limited                                                  California

O'Brien Cogeneration, Inc. II           Delaware              General Partner in O'Brien California     Rule 58(b)(1)(viii)
                                                              Cogen Limited

O'Brien Standby Power                   Delaware              Landfill gas fueled power generation      QF and Rule
     Energy, Inc.                                             for SKB project in Pennsylvania           58(b)(1)(vi)


---------------
92   Interstate Energy Corporation, supra.
93   Interstate Energy Corporation, supra.
94   Interstate Energy Corporation, supra.
95   Interstate Energy Corporation, supra.

---------------


Okeechobee Power I, Inc.                Delaware              Inactive                                  Inactive

Okeechobee Power II, Inc.               Delaware              Inactive                                  Inactive

Okeechobee Power III, Inc.              Delaware              Inactive                                  Inactive

ONSITE Energy, Inc.                     Oregon                Domestic holding company for ONSITE       Rule 58(b)(1)(viii)
                                                              Soledad, Inc. and ONSITE Marianas
                                                              Corporation; also indirectly holds
                                                              general partner interest in Mt. Poso
                                                              project and limited partner interest in
                                                              Turners Falls project

ONSITE Funding Corporation              Oregon                Provides funding to various ONSITE        Inactive
                                                              projects

ONSITE Limited Partnership              Oregon                Owned cogeneration facilities for         Inactive
     No. 1                                                    bakery in Los Angeles and dairy in
                                                              Michigan

ONSITE Marianas                         Commonwealth of the   Owned and operated Marianas solar         Inactive
     Corporation                        Northern Marianas     energy plant in the Commonwealth of
                                        Islands               Northern Mariana Islands in Pacific
                                                              Ocean
ONSITE Soledad, Inc.                    Oregon                Owned and operated Soledad wood burning   Inactive
                                                              power plant in California


ONSITE/US Power Limited                 Oregon                Owned Crossroads cogeneration facility    Inactive
     Partnership No. 1                                        in New Jersey

Orrington Waste, Ltd. Limited           Oregon                Provides waste disposal services to       Rule 58(b)(1)(ix)
     Partnership                                              municipalities to be delivered to waste
                                                              disposal operators in Maine, including
                                                              Penobscot Energy Recovery Company

Oswego Harbor Power LLC                 Delaware              Formed for the purpose of acquiring,      EWG
                                                              operating and owning the electric         89 FERC P. 62,177
                                                              generating plant in Oswego, New York

OU Nrg Energy Est                       Estonia               Formed as NRG's development office in     Prior Commission
                                                              Estonia                                   precedent/96/

P.T. Dayalistrik Pratama                Indonesia             Formed to own and construct West Java     Inactive
                                                              coal-fired power plant in Indonesia

Pacific Crockett Energy, Inc.           Utah                  General Partner in Crockett               Rule 58(b)(1)(viii)
                                                              Cogeneration, A California Limited
                                                              Partnership

Pacific Crockett Holdings,              Oregon                Domestic holding company for Pacific      Rule 58(b)(1)(viii)
     Inc.                                                     Crockett Energy, Inc.

Pacific Generation Company              Oregon                Domestic holding company acquired by      Rule 58(b)(1)(viii)
                                                              NRG (formerly a wholly owned subsidiary
                                                              of PacifiCorp Holdings, Inc. which
                                                              developed, built, owned, operated and
                                                              managed energy production facilities);
                                                              also a limited partner in Camas Power
                                                              Boiler Limited Partnership

Pacific Generation                      Oregon                Provided domestic business development    Inactive
     Development Company                                      services

Pacific Generation Holdings             Oregon                Domestic holdings company for Pacific     Rule 58(b)(1)(viii)
     Company                                                  Generation Funding and Pacific            Prior Commission
                                                              Recycling Energy; holds                   precedent/97/
                                                              limited partner interests in
                                                              Carolina Energy, Limited
                                                              Partnership and Project Finance
                                                              Fund  III;  and indirectly holds
                                                              general partner interest in Kingston
                                                              Cogeneration Limited Partnership

Pacific Generation Resources            Oregon                Domestic holding company which holds      Rule 58(b)(1)(vi);
     Company                                                  limited partner interest in Long Island   Rule 58(b)(1)(viii)
                                                              Cogeneration, L.P.; holds limited
                                                              partner interest in Curtis/Palmer;
                                                              general partner in ENI Chester, Limited
                                                              Partnership


---------------
96   Entergy Corporation, supra.
97   Interstate Energy Corporation, supra.

---------------


Pacific Kingston Energy, Inc.           Canada                General Partner in Kingston               Prior Commission
                                        (Ontario)             Cogeneration Limited Partnership          precedent/98/

Pacific Orrington Energy, Inc.          Oregon                Holds general and limited partner         Rule 58(b)(1)(viii)
                                                              interests in Orrington Waste, Ltd.,
                                                              Limited Partnership

Pacific Recycling Energy, Inc.          Oregon                Provided business development services    Inactive
                                                              for waste-to-energy projects

Pacific-Mt. Poso Corporation            Oregon                General Partner in Mt. Poso               Rule 58(b)(1)(viii)
                                                              Cogeneration Company, A California
                                                              Limited Partnership

Penobscot Energy Recovery               Maine                 Owns waste-to-energy facility in          QF
     Company                                                  Orrington, Maine

Pittsburgh Thermal, Limited             Delaware              Provides district heating and cooling     Rule 58(b)(1)(vi)
     Partnership                                              services in Pittsburgh

Power Operations, Inc.                  Delaware              Provides O&M services for Cadillac,       Prior Commission
                                                              Newark and Parlin projects                precedent/99/

Project Finance Fund III, L.P.          Delaware              Funding vehicle for various (primarily)   Rule 58(b)(1)(viii)
                                                              international operating projects          and Prior Commission
                                                                                                        precedent/100/

P.T. Dayalistrik Pratarna               Indonesia             Formed to develop Cilegon project in      Inactive
                                                              Indonesia


---------------
98   Interstate Energy Corporation, supra.
99   Entergy Corporation, supra.
100  Interstate Energy Corporation, supra.

---------------


P.T. NRG West Java                      Indonesia             Formed to operate Cilegon project in      Inactive
                                                              Indonesia

Pyro-Pacific Operating                  California            Operates Mt. Poso cogeneration facility   Inactive
     Company                                                  in California

Rocky Road LLC                          Delaware              Formed to hold ownership to generating    Prior Commission
                                                              facility in Dundee, Illinois              precedent/101/

Saale Energie GmbH                      Germany               International holding company for         Prior Commission
                                                              Kraftwerk Schkopau Betriebsgesellschaft   precedent/102/
                                                              mbH, Kraftwerk Schkopau GbR and Saale
                                                              Energie Services GmbH (Germany)

Saale Energie Services GmbH             Germany               Provides consulting services to MIBRAG    Prior Commission
                                                                                                        precedent/103/
Sachsen Holding B.V.                    Netherlands           International holding company for P.T.    Inactive
                                                              Dayalistrik Pratama

San Bernardino Landfill Gas             Delaware              Partnership holding interest in QF        QF and Rule
     Limited Partnership, a                                   landfill gas project                      58(b)(1)(vi)
     California limited
     partnership

San Francisco Thermal,                  Delaware              Provides district heating and cooling     Rule 58(b)(1)(vi)
     Limited Partnership                                      services in San Francisco, California

San Joaquin Valley Energy I,            California            General Partner in San Joaquin Valley     QF
     Inc.                                                     Energy Partners I, L.P.

San Joaquin Valley                      California            General partner in San Joaquin Valley     QF
     Energy IV, Inc.                                          Energy Partners IV, L.P. and
                                                              Bioconversion Partners, L.P.

San Joaquin Valley Energy               California            Owns and operates three biomass           QF
     Partners I, L.P.                                         waste-fuel power plants (Chowchilla II,
                                                              El Nido and Madera) in California


---------------
101  Interstate Energy Corporation, supra.
102  Interstate Energy Corporation, supra.
103  Entergy Corporation, supra.

---------------


San Joaquin Valley Energy               California            Holds remaining non-operating assets of   QF
     Partners IV, L.P.                                        biomass waste-fuel power plant
                                                              (Chowchilla I) in California

Scoria Incorporated                     Minnesota             Holds license for synthetic coal          Inactive
                                                              technology

Scudder Latin American                  Cayman Islands,       Investment company which owns             Prior Commission
     Power I-C L.D.C.                   British West Indies   (primarily passive) investments in        precedent/104/
                                                              Latin American power projects

Scudder Latin American                  Cayman Islands,       Investment company which owns             Prior Commission
     Power I-P L.D.C.                   British West Indies   (primarily passive) investments in        precedent/105/
                                                              Latin American power projects

Scudder Latin American                  Cayman Islands,       Investment company which owns             Prior Commission
     Power II-C L.D.C.                  British West Indies   (primarily passive) investments in        precedent/106/
                                                              Latin American power projects

Scudder Latin American                  Cayman Islands,       Investment company which is part of the   Prior Commission
     Power II-Corporation A             British West Indies   holding company structure for             precedent/107/
                                                              investments in Latin American power
                                                              projects held by Scudder Latin American
                                                              Power II-C and/or II-P

Scudder Latin American                  Cayman Islands,       Investment company which is part of the   Prior Commission
     Power II-Corporation B             British West Indies   holding company structure for             precedent/108/
                                                              investments in Latin American power
                                                              projects held by Scudder Latin American
                                                              Power II-C and/or II-P


---------------
104  Interstate Energy Corporation, supra.
105  Interstate Energy Corporation, supra.
106  Interstate Energy Corporation, supra.
107  Interstate Energy Corporation, supra.
108  Interstate Energy Corporation, supra.

---------------


Scudder Latin American                  Cayman Islands,       Investment company which owns             Prior Commission
     Power II-P L.D.C.                  British West Indies   (primarily passive) investments in        precedent/109/
                                                              Latin American power projects

Servicios Energeticos S.A.              Bolivia               Operator of 87 MW gas-fired power plant   EWG 92
                                                              in Bolivia                                FERCP. 62,011

Somerset Operations Inc.                Delaware              Operator for Somerset coal fired power    Prior Commission
                                                              plant in Massachusetts                    precedent/110/

Somerset Power LLC                      Delaware              Entity holding title to the electric      EWG
                                                              generating plant in Somerset,             87 FERCP. 62,289
                                                              Massachusetts

South Central Generation Holding LLC    Delaware              Entity holding a 50% interest in NRG      Prior Commission
                                                              South Central Generating LLC (issuer in   precedent/111/
                                                              the Cajun deal)

Sterling (Gibraltar)                    Gibraltar             This entity was formed to assist with     Prior Commission
                                                              the NRGenerating, Ltd./UK holding         precedent/112/
                                                              structure through Luxembourg

Sterling Luxembourg (No. 1) S.a.r.l.    Luxembourg            This entity was formed to hold Luxco2     Prior Commission
                                                              as a part of the NRGenerating, Ltd.       precedent/113/
                                                              holding structure in the UK

Sterling Luxembourg (No. 2) S.a.r.l.    Luxembourg            This entity was formed to hold the        Prior Commission
                                                              Swiss branch as a part of the             precedent/114/
                                                              NRGenerating, Ltd. holding structure in
                                                              the UK

Sterling Luxembourg (No. 3) S.a.r.l.    Luxembourg            This entity was formed as a part of the   Prior Commission
                                                              Sterling holding structure in the UK      precedent/115/


---------------
109  Interstate Energy Corporation, supra.
110  Entergy Corporation, supra.
111  Interstate Energy Corporation, supra.
112  Interstate Energy Corporation, supra.
113  Interstate Energy Corporation, supra.
114  Interstate Energy Corporation, supra.
115  Interstate Energy Corporation, supra.

---------------


Sterling Luxembourg (No. 4) S.a.r.l.    Luxembourg            This entity was formed as a part of the   Prior Commission
                                                              Sterling holding structure in the UK      precedent/116/

STS Hydropower Ltd.                     Michigan              Owns and operates hydroelectric           QF
                                                              projects in California, Colorado,
                                                              Michigan, Virginia and Washington

STS Turbine & Development,              Delaware              Provides turbine design and project       QF and
     L.L.C.                                                   development services                      Rule 58(b)(1)(iv)

Suncook Energy LLC                      Delaware              Landfill gas fueled power generation      QF and
                                                              for Nashua project in New Hampshire       Rule 58(b)(1)(vi)

Sunnyside Operations Associates, L.P.   Delaware              Operated a waste coal power plant in      Inactive
                                                              Utah

Sunshine State Power (No. 2)            Netherlands           International holding company which       EWG 67 FERCP. 61,185
     B.V.                                                     holds a 17.5% undivided interest in
                                                              Gladstone Power Station Joint Venture

Sunshine State Power B.V.               Netherlands           International holding company which       EWG 67 FERCP. 61,186
                                                              holds a 20% undivided interest in
                                                              Gladstone Power Station Joint Venture

Tacoma Energy Recovery                  Delaware              Operate and manage power plant for City   EWG
     Company                                                  of Tacoma                                 90 FERCP. 62,165

The PowerSmith                          Delaware              Owns PowerSmith cogeneration facility     Rule 58(b)(1)(viii)
     Cogeneration Project,                                    in Oklahoma
     Limited Partnership

Tosli (Gibraltar) B.V.                  Netherlands           Company that serves as a funding          Prior Commission
                                                              vehicle for certain of NRG's Latin        precedent/117/
                                                              American projects


---------------
116  Interstate Energy Corporation, supra.
117  Entergy Corporation, supra.

---------------


Tosli Acquisition B.V.                  Netherlands           Company formed to assist with Cobee       Prior Commission
                                                              tender offer                              precedent/118/

Tosli Investments N.V.                  Netherlands           International holding company for         EWG
                                                              Compania Boliviana de Energia Electrica   78 FERCP. 62,165
                                                              S.A. in Latin America

Tosli Luxembourg (No. 1)                Luxembourg            Serves as a funding vehicle for NRG's     Prior Commission
    s.a.r.l.                                                  Latin America projects                    precedent/119/

Tosli Luxembourg (No. 2)                Luxembourg            International holding company for Bulo    Prior Commission
    s.a.r.l.                                                  Bulo project in Bolivia                   precedent/120/

Turners Falls Limited                   Massachusetts         Owns Turners Falls cogeneration           Rule 58(b)(1)(viii)
     Partnership                                              facility in Massachusetts

Vienna Power LLC                        Delaware              Formed to acquire Connectiv assets        Inactive

Wainstones Power Limited                England and Wales     Formed to develop, build, own and         Prior Commission
                                                              operate 800MW combined cycle gas          precedent/121/
                                                              turbine power plant on greenfield site
                                                              at Langage England (f/k/a Plymouth
                                                              Energy Centre)

WCP (Generation) Holdings               Delaware              Jointly owned entity between the owners   Prior Commission
     LLC                                                      and West Coast Power LLC                  precedent/122/

West Coast Power LLC                    Delaware              West coast holding company entity         Prior Commission
                                                              designed to facilitate west coast asset   precedent/123/
                                                              pool financing


---------------
118  Entergy Corporation, supra.
119  Interstate Energy Corporation, supra.
120  Interstate Energy Corporation, supra.
121  Entergy Corporation, supra.
122  Interstate Energy Corporation, supra.
123  Interstate Energy Corporation, supra.

---------------


IV.  Subsidiaries of Eloigne Company

                                         Location of
Subsidiary Name                         Incorporation             Description of Business                  Authority

Safe Haven Homes LLC                    Delaware              Owns partnership interest in four         Prior Commission
                                                              affordable housing projects,              precedent/124/
                                                              primarily within the Company's
                                                              service area

Lauring Green Ltd. Ptsp.                Minnesota             Affordable housing                        Same

Bemidji Townhouse Ltd. Ptsp.            Minnesota             Affordable housing                        Same

Central Towers Limited                  Minnesota             Affordable housing                        Same
     Partnership

Driftwood Partners Ltd. Ptsp.           Minnesota             Affordable housing                        Same

Colfax Prairie Homes Limited            Wisconsin             Affordable housing                        Same
     Partnership


Cottage Court Ltd. Ptsp.                Minnesota             Affordable housing                        Same

Ctg. Homesteads Hillcrest               Minnesota             Affordable housing                        Same
     Ltd. Ptsp.

Cottages of Spring Lake Park            Minnesota             Affordable housing                        Same
     Ltd. Ptsp.

Cottages of Vadnais Heights             Minnesota             Affordable housing                        Same
     Ltd. Ptsp.

Ctg. Homesteads of Willow               Minnesota             Affordable housing                        Same
     Ponds Ltd. Ptsp.

Albany Countryside                      Minnesota             Affordable housing                        Same
     Townhomes Ltd. Ptsp.

RWIC Credit Fund Ltd. Ptsp.             Minnesota             Affordable housing                        Same

Marvin Gardens Ltd. Ptsp.               Minnesota             Affordable housing                        Same



---------------
124  WPL  Holdings,  Inc.,  Holding Co. Act Release No.  26856  (April 14, 1998)
     (approving   retention  of  a   non-utility   subsidiary   engaged  in  the
     "development,  ownership,  and sales of, and asset  management  services in connection with, affordable multi-family housing properties").

---------------


Crown Ridge Apartments Ltd.             Minnesota             Affordable housing                        Same
     Ptsp.

Sioux Falls Housing Equity              South Dakota          Affordable housing                        Same
     Fund I Ltd. Ptsp.

East Creek Limited                      Minnesota             Affordable housing                        Same
     Partnership

Edenvale Family Housing                 Minnesota             Affordable housing                        Same
     Limited Partnership

Granite Hill Ltd. Ptsp.                 Minnesota             Affordable housing                        Same

Groveland Terrace                       Minnesota             Affordable housing                        Same
     Townhomes Ltd. Ptsp.

Plover Limited Liability Co.            Wisconsin             Affordable housing                        Same

Jefferson Heights Townhomes             Minnesota             Affordable housing                        Same
     Ltd. Ptsp.

Lakeville Court Ltd. Ptsp.              Minnesota             Affordable housing                        Same

Majestic View Apartments,               South Dakota          Affordable housing                        Same
     Ltd. Ptsp.

Marsh Run Ltd. Ptsp.                    Minnesota             Affordable housing                        Same

Oakdale Leased Housing Ltd.             Minnesota             Affordable housing                        Same
     Ptsp.

Wyoming Limited Partnership             Minnesota             Affordable housing                        Same

J&D 14-93 Ltd. Ptsp.                    Minnesota             Affordable housing                        Same

Park Rapids Housing Limited             Minnesota             Affordable housing                        Same
     Partnership

MDI Ltd. Ptsp. #44                      Minnesota             Affordable housing                        Same

Sioux Falls Partners Ltd. Ptsp.         South Dakota          Affordable housing                        Same

806 N. Hazel Ltd. Ptsp.                 Minnesota             Affordable housing                        Same

Links Lane, A Ltd. Ptsp.                Minnesota             Affordable housing                        Same

Polynesian Village 1994 Ltd.            Minnesota             Affordable housing                        Same
     Ptsp.

Sioux River Ltd. Ptsp.                  South Dakota          Affordable housing                        Same

Stradford Flats Ltd. Ptsp.              Minnesota             Affordable housing                        Same

Brooklyn Ctr. Leased Housing            Minnesota             Affordable housing                        Same
     Assc. LLC

Fairview Ridge Ltd. Ptsp.               Minnesota             Affordable housing                        Same

Tower Terrace Ltd. Ptsp.                Minnesota             Affordable housing                        Same

R & W Partners Ltd. Ptsp.               Minnesota             Affordable housing                        Same

Mahtomedi Woodland                      Minnesota             Affordable housing                        Same
     Limited Partnership

Woodland Village                        Minnesota             Affordable housing                        Same
     Townhomes Ltd. Ptsp.

Chaska Brickstone Limited               Minnesota             Affordable housing                        Same
     Partnership

Farmington Townhome                     Minnesota             Affordable housing                        Same
     Limited Partnership

Hearthstone Village Limited             North Dakota          Affordable housing                        Same
     Partnership

Lyndale Avenue Townhomes                Minnesota             Affordable housing                        Same
     Limited Partnership

Mankato Townhomes Limited               Minnesota             Affordable housing                        Same
     Partnership

Moorehead Townhomes                     Minnesota             Affordable housing                        Same
     Limited Partnership

Oakwood Townhomes                       Minnesota             Affordable housing                        Same
     Limited Partnership

Rochester Townhome Limited              Minnesota             Affordable housing                        Same
     Partnership

Rushford Housing Limited                Minnesota             Affordable housing                        Same
     Partnership

Shakopee Boulder Ridge                  Minnesota             Affordable housing                        Same
     Limited Partnership

Shenandoah Woods Limited                Minnesota             Affordable housing                        Same
     Partnership


V.  Subsidiaries of Clearwater

                                         Location of
Subsidiary Name                         Incorporation             Description of Business                  Authority

Shoe Factory Holdings, LLC              Wisconsin             Affordable housing                        Same

Woodsedge Eau Claire                    Wisconsin             Affordable housing                        Same
     Limited Partnership


                                    Annex D-2
             SUPPLEMENTAL DESCRIPTION OF NSP NON-UTILITY BUSINESSES

     NSP and NSP-W engage directly and indirectly in various non-utility activities. NSP directly provides: (i) an appliance services program for residential customers; (ii) construction and maintenance of natural gas distribution systems for third parties (primarily end-users and municipal gas systems); (iii) sale of steam to industrial customers in NSP's service territory; (iv) installation and maintenance of street lighting for municipalities; (v) propane services; (vi) fuel oil services; and (vii) installation and maintenance of distributed generation on customer's facilities.

     In addition, NSP owns directly the interests of the following non-utility subsidiary companies: Viking Gas Transmission Company ("Viking"), an interstate natural gas pipeline subject to FERC jurisdiction under the NGA; NRG Energy, Inc. ("NRG"), a holding company for many of NSP's non-utility businesses, including significant investments in independent power projects and foreign operations; Energy Masters International, Inc. ("EMI"), an energy services company; Seren Innovations, Inc. ("Seren"), a company that provides cable, telephone and high-speed internet access system; Ultra Power Technologies, Inc. ("Ultra Power"), a company currently in the process of winding up its affairs and formerly in the business of marketing power cable testing technology; Eloigne Company ("Eloigne"), an investor in projects that qualify for low-income housing tax credits; NSP Financing I, a special purpose business trust; First Midwest Auto Park, Inc. ("FMAP"), the owner of a parking garage; United Power and Land Company ("UP&L"), a real estate investment company; Reddy Kilowatt Corporation ("Reddy Kilowatt"), the owner of certain intellectual property rights; Natrogas, Inc. ("Natrogas"), a provider of propane services; Nuclear Management Company ("NMC"), a limited liability company that will provide services to the nuclear operations of its members; and NSP Nuclear Corporation, a subsidiary formed to hold NSP's interest in the NMC. NSP owns 100% of all of the foregoing businesses, except that NSP owns 25% of the membership interests in NMC and as a result of the issuance of equity by NRG currently has an 84% ownership interest in NRG.

     NSP-W owns directly all of the outstanding common stock of Clearwater Investments, Inc. ("Clearwater"), an investor in housing projects that qualify for low-income housing tax credits, and NSP Lands, Inc. ("NSP Lands"), a real estate investment company. NSP-W also owns 75.86% of Chippewa and Flambeau Improvement Company ("C&F"), a company that builds and operates dams and reservoirs for hydro-electric plants.

     All of these non-utility activities are substantially similar to activities approved by the Commission in the past. Set forth below is a description of each of these activities along with authority cited in the footnotes that support retention of these non-utility activities. At December 31, 1999 and March 31, 2000, NSP's aggregate investment in its non-utility subsidiaries constituted less than 44 percent of its common stock equity.

A.   Direct Activities of NSP

     1. Appliance Warranty and Repair Services: NSP provides an appliance warranty and repair program for residential customers (known as "NSP Advantage Service"). The service is similar to that offered by many other electric and/or gas utilities in the region. Appliances covered include heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers./125/

     2. Construction of Gas Pipelines: NSP directly constructs and maintains natural gas distribution systems for third parties, primarily end-users and municipal gas systems, that either want installation of new natural gas systems or want to expand the capacity or number of sources from which they receive natural gas./126/

     3. Production and Distribution of Steam: NSP supplies steam to commercial and industrial customers, which is obtained from NSP's generating stations./127/

     4. Installation and Maintenance of Street Lighting for Municipalities and Other Customers: NSP installs and maintains street lighting for more than 50 municipalities throughout its service territory in Minnesota, North Dakota and South Dakota./128/ This service consists of replacing the light bulbs and maintaining the light fixtures.

     5. Propane Services: NSP owns and operates approximately 13 million gallons of propane storage capacity (above ground tanks) installed for the purpose of meeting the peak day and winter season natural gas supply needs of its retail gas customers./129/ Other natural gas utilities in the NSP region similarly operate propane-air storage and injection facilities. (In controlled volumes, propane can be mixed with air to vaporize the liquid propane, and the vapor mixture is injected into the natural gas distribution system as a replacement for pipeline natural gas.) When propane storage capacity or supplies will not be needed to meet retail customer supply needs, NSP leases limited quantities of the storage capacity for a fee or may sell unused propane supplies./130/ A representative level of the propane storage or sale revenues is reflected when setting NSP's regulated natural gas rates.

---------------
125 Rule 58(b)(1)(iv); see also Mississippi Power and Light Company, Release No. 35-25140 (August 30, 1990) (a subsidiary of a registered holding company allowed to create a "Space Conditioning Program" to market and sell "manufacturer's warranties or other maintenance agreements for space conditioning equipment such as water heaters and heat pumps and related weatherization, ductwork and wiring improvements").
126 Construction of gas pipelines for third parties was approved in National Fuel Gas Company, Release No. 35-24381 (May 1, 1987), in which the Commission authorized Utility Constructors, Inc., a subsidiary of a registered holding company, to provide "pipeline construction and replacement...and related and auxiliary services" to subsidiaries and to non-associate companies; Rule 58(b)(1)(vii).
127 Rule 58(b)(1)(vi); see also CINergy Corp. et al, Release No. 35-26474 (February 20, 1996) (Commission authorized the establishment of two new subsidiaries to engage in district heating and cooling businesses. Such businesses will deliver chilled and/or heated water and possibly steam to customers for heating and cooling purposes and supply such customers related services); The Southern Company et al, Release No. 35-26468 (February 2, 1996) (Commission granted SEI Holdings, Inc. ("Holdings"), a new holding company that will hold investments in EWGs, FUCOs, companies that invest in EWGs and FUCOs, and companies that provide functions related to the operation of EWGs and FUCOs, authority to acquire an interest in, or the securities of, one or more companies that derive or will derive substantially all of its revenues from the production, conversion and distribution of steam); General Public Utility Corp., 32 SEC 807, 840-841
     (1951) (Commission authorized retention of steam heating systems. Steam from such systems was used to generate electricity and sold to customers for heating purposes.); In re The North American Company, 11 SEC 194 (April 14, 1942) (Commission authorized retention of steam heating operations which provided steam heat to customers and was used in the generation of electricity); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998) (delivery of steam to more than 200 residential and business customers.
128  Rule 58(b)(1)(vii).
129  Scana Corporation, Holding Co. Act Release No. 27133 (Feb. 9, 2000).
130 As described in Annex E, NSP entered into short term propane storage and sale agreements with its affiliate Natrogas in February 2000. The agreements expire in 2000. The agreements are pending Minnesota Commission approval in Docket No. G002/AI-00-258. The Minnesota Department of Commerce has recommended approval of the agreements.

---------------

     In addition, Black Mountain Gas Company (BMG) provides propane services at retail in Page, Arizona through its Page Division. BMG's retail propane service rates are regulated by the Arizona Commission.

     6. Fuel Oil Services: NSP owns and operates fuel oil storage capacity (above ground tanks) at its Inver Hills electric generating plant in Minnesota. The fuel oil storage was installed during the oil shortages in the 1970s for the purpose of storing fuel inventory so the Inver Hills plant could be operated to meet the peak day electric service needs of NSP's retail and wholesale electric customers. In 1998, the Inver Hills plant was converted to use natural gas as its primary fuel, with fuel oil as a back-up fuel. When fuel oil storage capacity or supplies will not be needed to meet electric customer generation needs, NSP leases limited quantities of the storage capacity for a fee or may sell unused fuel oil supplies.

     7. Distributed Generation Services: NSP has just recently begun to offer installation and maintenance services on the customer side of the meter for distributed generation services. The service is quite similar to the appliance sale and repair service except that it is focused on providing customers these maintenance services on distributed generation equipment purchased and operated by the customer./131/

B.   Subsidiaries of NSP

     1. Viking owns and operates a 500 mile interstate natural gas pipeline serving portions of Minnesota, Wisconsin and North Dakota with a capacity of approximately 550,000 Mcf per day. Viking is a regulated natural gas company under the Natural Gas Act of 1938, as amended (the "Natural Gas Act"). Viking currently operates exclusively as a transporter of natural gas for third-party shippers under FERC rate and tariff jurisdiction. The Viking pipeline currently transports natural gas for the gas utility operations of NSP and NSP-W and provides gas transportation services for numerous other customers./132/ Approximately 75% of NSP's and NSP-W's gas customers are located within 40 miles of the Viking pipeline. However, approximately 83% of Viking's firm capacity is held by non-affiliates.

     2. FMAP, UP&L and NSP Lands are engaged in various forms of land ownership associated with NSP's and NSP-W's utility operations. FMAP owns and operates a parking garage. NSP leases from FMAP 92 parking spaces as well as 14,000 square feet of unimproved storage space on the first and second floor. The garage is located next to NSP's corporate headquarters, and is primarily used by NSP employees. It provides secure, close parking for NSP employees. It is anticipated that, in the event that additional facilities at NSP headquarters are necessary, the parking garage will be razed and the site will be used for such expansion. UP&L's land holdings include the Renaissance Square office facility directly adjacent to NSP's corporate headquarters, which NSP uses for utility business. NSP has long-term agreements to lease virtually all of the Renaissance Square facility./133/

---------------
131  Rule 58(b)(1)(iv).
132  New Century  Energies,  Inc.,  Holding Co. Act Release No.  26748 (Aug.  1,
     1997) (allowing retention of interstate pipeline that provided service to PSCo, Cheyenne and others); CNG Transmission Corp., Holding Co. Act Release No. 25239 (Jan. 9, 1991); Central and SouthWest Corp., Holding Co. Act Release No. 14555 (Dec. 28, 1961).
133 In previous orders, the Commission has approved the purchase of real estate which is incidentally related to the operations of a registered holding company.  See American  Electric  Power Service Co.,  Release No.  35-19981
     (April 12, 1977) (Commission allowed a subsidiary of American Electric Power to purchase employees' homes in conjunction with their transfer to a new position in a different geographical area.) Furthermore, FMAP's ownership of a parking garage and NSP's lease of the Renaissance Square facility can be distinguished from ownership of a commercial building brought into question in In re The North American Company, 11 SEC 194 (April 14, 1942). In North American, a registered holding company owned a twenty-five floor office building in downtown New York. However, only two whole floors and part of three other floors were occupied by North American, and the building was not within close proximity to the company's headquarters. Given the proximity of the parking garage to NSP's headquarters, the benefits to employees it currently provides, and its potential for future use, ownership of the garage is reasonably necessary to the operation of the utility business. Similarly, since virtually all of the Renaissance Square facility is used by NSP in its utility operations, UP&L should be allowed to retain its interest in the facility. The Minnesota Commission has approved both the NSP/FMAP lease and the NSP/UP&L lease.

---------------

     Besides Renaissance Square, UP&L owns and holds additional real property typically surrounding or adjacent to property owned and used by NSP in its regulated operations. The majority of UP&L's land consists of property adjacent to land owned and used for NSP's Sherco and Monticello generating stations. UP&L receives rental revenue for some of the land, which is leased to third parties for agricultural purposes. UP&L provides a direct benefit to NSP. Real property needed by NSP for its utility operations can often only be obtained as part of purchases of larger tracts. In these cases, UP&L may acquire the property, transfer the useful portion to NSP, hold any potential useful portion for future use by NSP, and resell the remainder. Since UP&L is not subject to NSP's first mortgage indenture, it is easier to transfer real property through UP&L than to obtain a separate release from the mortgagee for each transaction./134/

     NSP Lands was created in 1992 to enable NSP-W to sell excess land adjacent to NSP-W's hydro reservoirs. Since the time of its creation, NSP Lands' primary focus has been to liquidate NSP-W's unused land adjacent to Lake Arbutus, the hydro reservoir at NSP-W's Hatfield hydro project./135/

     3. EMI provides value-added energy conservation and energy management services to retail customers, both inside NSP's service territory and on a national basis through offices in fifteen states./136/ Programs offered by EMI include: (i) installation of more efficient lighting systems; (ii) group relamping (systematic replacement of lamps before they burn out and cleaning of lens, reflective surfaces and fixtures); (iii) consolidated billing service and auditing of utility bills; (iv) performance contracting whereby EMI evaluates facilities and identifies energy-efficiency improvement opportunities; and (v) identification of water conservation opportunities. EMI is also a party to a joint venture with Energy Performance Services of King of Prussia, Pennsylvania, to provide energy savings performance services to the U.S. Department of the Army, Corps of Engineers. (Contract No. DACA87-97 D0073).

---------------
134 In UNITIL Corporation et al, Release No. 35-25524 (April 24, 1992), the Commission noted that UNITIL Realty Corporation, a subsidiary of the registered holding company, UNITIL, which acquired real estate to support utility operations, engaged in activities which were within the confines of the Act. UP&L's ownership of land adjacent to the Sherco and Monticello plant sites are necessary to support such plants' future operations. As stated previously, the land held by NSP Lands surrounded a hydro-electric generation facility previously owned by NSP-W and is in the process of being sold. Consequently, as the real estate held by UP&L and NSP Lands is substantially similar to that owned by UNITIL Realty Corporation, UP&L Lands should be allowed to retain their interests in such property.
135  Id.
136 Rule 58(b)(1)(i); Allegheny Power System, Inc., Holding Co. Act Release No 26401 (Oct. 27, 1995); Central and South West Corporation, Holding Co. Act Release No. 26367 (Sept. 1, 1995).

---------------

     4. Seren provides cable television, high-speed cable internet, and local and long distance telephone service./137/ Seren has applied to the FCC for certification as an exempt telecommunications company under Section 34 of the Act. Seren has received franchises and is providing local competitive telecommunications services in the St. Cloud, Minnesota area (where NSP already provides retail electric and natural gas service) and the Contra Costa, California area. Seren is seeking telecommunications franchises in other communities, consistent with its business plan. Seren is also seeking to expand its business through the acquisition of other companies that are exempt telecommunications companies under Section 34 of the Act.

     5. Ultra Power is currently in the process of winding up its affairs. It had been in the business of detecting problems and defects in underground cables from an above ground position, through a licensing agreement with Instrument Manufacturing Corp. ("IMC"), the developer and licensor of the technology used by Ultra Power to provide cable testing service. Effective June 22, 2000, Ultra Power transferred its rights to the technology back to IMC. NSP will continue to contract for cable testing services from IMC. Ultra Power will continue to exist as a subsidiary of NSP until the wind-up period is completed./138/

     6. C&F was formed in 1911 for the purpose of building, maintaining and operating dams and reservoirs on the Chippewa and Flambeau Rivers in Wisconsin. C&F owns and operates the Flambeau Dam and Reservoir and the land and equipment associated with the dam's and the reservoir's operations. C&F also owns the Chippewa Dam and associated land and leases and operates the Chippewa Reservoir. By providing a uniform flow of water to the downstream hydroplants, C&F helps ensure the consistent operation of the plants, including plants owned by NSP-W. Such leasing and operating activities are necessary to the operation of the plants./139/

     7. Reddy Kilowatt Corporation owns two trademarks, Reddy Kilowatt(R) (which has been associated with the electric industry for more than 30 years) and Reddy Flame(R), which has been a well-recognized symbol of the NSP gas utility business for a substantial period of time. These trademarks are being utilized to position NSP nationally as the electric and natural gas utility industry continues to restructure and move towards competition./140/

---------------
137  Section 34 of the Act.
138 Jersey Central Power and Light Co., Holding Co. Act Release No. 24664 (June 18, 1988); Wisconsin River Power Company, Holding Co. Act Release No. 7977 (Jan. 29, 1948); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998) (13%-owned subsidiary managed and controlled waterflow through reservoirs and dams on Wisconsin River).
139 Jersey Central Power and Light Co., Holding Co. Act Release No. 24664 (June 18, 1988); Wisconsin River Power Company, 27 S.E.C. 539 (1948); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998) (13%-owned subsidiary managed and controlled waterflow through reservoirs and dams on Wisconsin River).
140 New Century Energies, Inc., supra, (approving the activity of selling or entering into "royalty arrangements with regard to intellectual property owned or developed" by PSCo).

---------------

     8. Eloigne and Clearwater are engaged in the business of owning interests in affordable housing projects that qualify for affordable housing credits under the provisions of the Low Income Housing Tax Credit Program ("LIHTC") under
Section 42 of the Internal Revenue Code. Eloigne and Clearwater Investments only consider investing in projects that have received tax credit allocations by the state authority. Eloigne and Clearwater own their interests in these projects through 53 subsidiaries which are enumerated in Appendix D to the Application. Virtually all of these investments are located in the combined service territories of NSP and NSP-W.

     The principal objectives of Eloigne and Clearwater are to (i) assist the residents NSP and NSP-W's service area by providing funds for sound and affordable housing for income qualifying individuals and families; (ii) preserve and enhance Eloigne's and Clearwater's capital investments in its partnerships and projects; (iii) realize tax credits and other tax benefits which may be available through investments in the housing tax credit program; and(iv) achieve possible long term gains through the appreciation and future sale of their investments in partnerships and projects.

     The sole activities of Eloigne and Clearwater are investment oversight, and not development, management or operation of tax credit properties. They do not participate in the syndication, development and property management of tax credit properties. Their emphasis is on investment management to protect the tax credits and the physical properties. Investment management includes reviewing and analyzing financial statements generated by the third party property management firms against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of the LIHTC. Investment management in this context also includes on-site inspections to determine that the physical structure and grounds are maintained as quality affordable housing./141/

     9. NSP Financing I is a special purpose subsidiary of trust that was formed solely for the purpose of facilitating a financing transaction. NSP Financing I issued $200 million of 7.875% preferred securities in 1997, the proceeds of which were loaned to NSP./142/

     10. NMC was formed to consolidate into one organization the talents and efforts of specialized employees of NSP and certain other unaffiliated nuclear power plant owners in order to make available to such plant owners a larger and more diverse pool of skilled workers and other specialized resources than would otherwise be available to them if they were to continue to manage their plants independently of each other. NMC renders operating services to its members and their utility affiliates that own interests in or operate nuclear generating units. The members of NMC are NSP Nuclear Corporation, a subsidiary of NSP; WEC Nuclear Corp., a subsidiary of Wisconsin Energy Corporation; WPS Nuclear Corporation, a subsidiary of WPS Resources; and Alliant Nuclear, a subsidiary of Alliant Energy Corp./143/

---------------
141 WPL Holdings, Inc., supra (permitting retention of Heartland Development and related subsidiaries engaged in investing in projects that qualify under the LIHTC).
142 New Century Energies, Inc., supra (approving the retention of Southwestern Public Service Capital I, as special purpose trust of SPS).
143  Alliant  Energy  Corporation,  Holding Co. Act Release No. 27096 (Oct.  26,
     1999).

---------------

     11. Natrogas is a Minnesota corporation that provides retail propane service to approximately 15,000 customers in portions of Minnesota, Wisconsin and North and South Dakota. Natrogas is also engaged in certain ancillary propane appliance sales. A wholly-owned subsidiary of Natrogas, North American Energy, Inc., based in Hankinson, North Dakota, provides wholesale propane sales in portions of North Dakota, South Dakota and Minnesota./144/

     12. NSP Nuclear Corporation was formed to hold NSP's interest in NMC. The Minnesota Public Utility Corporation has approved an affiliate interest agreement pursuant to which NSP and NSP Nuclear Corporation can provide each other with administrative services./145/

     13. NRG: NRG primarily engages in the acquisition, development, ownership and operation of power generation facilities and other energy-related projects. On June 5, 2000, NRG closed an initial public offering of its common stock. Additional detailed information regarding NRG is contained in Registration Statement No. 333-35096 on file with the Securities and Exchange Commission./146/

A.   Direct activities of NRG:

     1. Project development activities: NRG forms and finances subsidiaries to invest in EWGs, FUCOs, qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act ("PURPA"), and other energy related projects, and engages in preliminary development activities relating to energy-related projects, including project due diligence and design, design review, market studies, site inspection, preparation of bid proposals (including the posting of bid bonds, cash deposits or similar instruments), applications for required permits or authorizations, acquisition of options on sites and other rights, negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors and other project contractors, negotiating of financing commitments with lenders and co-investors and related activities./147/

     2. Thermal Businesses: Through this division, NRG owns and operates district heating and cooling systems in the cities of Minneapolis, Minnesota; San Diego, California; San Francisco, California; and Pittsburgh, Pennsylvania. This division also owns four process steam operations, each of which delivers steam to one or more commercial or industrial customers./148/

---------------
144  Scana Corporation, Holding Co. Act Release No. 27133 (Feb. 9, 2000).
145  Alliant Energy Corporation, supra.
146  Sections 32 and 33 of the 1935 Act; Rule 58(b)(1)(viii).
147  Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).
148 The production, sale, conversion and distribution of thermal energy product is exempt under Rule 58(b)(1)(vi). Intermediate subsidiaries holding subsidiaries whose securities are acquired under Rule 58 are exempt under Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26,
     1999).

---------------

     a. NRG Thermal Corporation, in which NRG owns a 100% interest, owns 100% of the following: (i) NRG Energy Center Minneapolis LLC, owner of the Minneapolis Energy Center facility, which provides steam and chilled water to commercial customers in downtown Minneapolis, Minnesota; (ii) NRG Energy Center San Diego LLC, owner of the San Diego Power & Cooling facility, which provides chilled water to commercial customers in downtown San Diego, California; (iii) NRG Energy Center Rock-Tenn LLC, which owns a five mile closed loop steam/condensate line that delivers steam to the Rock-Tenn Company in St. Paul, Minnesota; (iv) NRG Energy Center Grand Forks LLC, which provides steam to the Grand Forks Air Force Base in Grand Forks, North Dakota; (v) NRG Energy Center Washco LLC, which provides steam to two commercial customers in Washington County, Minnesota; (vi) NRG Thermal Operating Services LLC, which has no assets or employees and is inactive; (vii) NRG Energy Center Dover LLC, which is currently inactive but which is expected to acquire an 18 MW cogeneration facility and an 80 MW expansion project in Dover, Delaware; and (viii) NRG Energy Center Paxton Inc., NRG Energy Center Harrisburg, Inc., and NRG Thermal Services, Inc. which were formed to hold certain steam assets to be acquired from Statoil Inc. later this month.

     b. North American Thermal Systems LLC, in which NRG owns a 100% interest, is the 1% general partner of Pittsburgh Thermal LP and of San Francisco Thermal LP, which own the Pittsburgh and San Francisco heating and cooling systems, respectively. NRG's wholly-owned subsidiary, NRG Pittsburgh Thermal Inc., is the 99% limited partner of Pittsburgh Thermal LP and NRG's wholly-owned subsidiary, NRG San Francisco Thermal Inc., is the 50.1% limited partner of San Francisco Thermal L.P. NRG is a 48.9% limited partner of San Francisco Thermal L.P. Pending public utility commission approval, it is expected that the Pittsburgh and San Francisco heating and cooling systems will be transferred to NRG Energy Center Pittsburgh LLC and NRG Energy Center San Francisco LLC, respectively, which will be wholly-owned by NRG Thermal Corporation.

     c. Camas Power Boiler LP, in which NRG owns a 100% interest through Camas Power Boiler, Inc. (a 1% limited partner) and Pacific Generation Company (a 99% limited partner), owns a facility which delivers steam to an industrial customer. (Camas Power Boiler, Inc. is a wholly-owned subsidiary of Pacific Generation Company, which is a wholly-owned subsidiary of NRG PacGen Inc. NRG PacGen Inc. is wholly-owned by NRG.)

     3. Resource Recovery Businesses: Through this division, NRG owns and operates a resource recovery facility in Newport, Minnesota and operates a second resource recovery facility in Elk River, Minnesota which is currently owned by NSP./149/ This division also manages and operates NSP's ash storage and disposal facility near Becker, Minnesota. In addition, this division owns interests in a waste transfer station in Minnesota, and in two waste-to-energy facilities and a waste disposal service in Maine.

     a. Minnesota Waste Processing Company LLC, in which NRG owns a 50% interest, owns a waste transfer station in Mankato, Minnesota./150/

     b. Maine Energy Recovery Company, in which NRG owns a 16.25% limited partnership interest through Energy National, Inc. (an indirect wholly-owned subsidiary of NRG), owns a 22 MW refused derived fuel-fired QF facility and related waste processing facility located in Biddeford, Maine./151/

---------------
149  Rule 58(b)(1)(ix).
150  Rule 58(b)(1)(ii).

---------------

     c. Penobscot Energy Recovery Company, in which NRG owns a 28.72% general partnership interest through Energy National, Inc., owns a 25 MW refused derived fuel-fired QF facility and related waste processing facility located in Penobscot, Maine./152/

     d. ESOCO Orrington, Inc., in which NRG owns a 100% interest through ESOCO, Inc. (an indirect wholly-owned subsidiary of NRG), provides operations and maintenance services to Penobscot Energy Recovery Company./153/

     e. Orrington Waste, Ltd. Limited Partnership, in which NRG owns a 16.67% interest through Pacific Orrington Energy, Inc. (an indirect wholly-owned subsidiary of NRG), provides waste disposal services to various municipalities in Maine for processing at Penobscot Energy Recovery Company./154/

B.   Interests of NRG in EWGs, FUCOs and QFs:

     1. NRG Northeast Generating LLC,/155/ in which NRG owns a 100% interest through two wholly-owned limited liability companies (each of which owns a 50% interest in NRG Northeast Generating LLC), Northeast Generation Holding LLC/156/ and NRG Eastern LLC,/157/ owns 100% of the following EWGs: (i) Dunkirk Power LLC,/158/ owner of a 600 MW coal-fired facility located in Dunkirk, New York;
(ii) Huntley Power LLC,/159/ owner of a 760 MW coal-fired facility located near Buffalo, New York; (iii) Astoria Gas Turbine Power LLC,/160/ owner of 11 gas-fired combustion turbines with a total capacity of 614 MW located on the same site in Queens, New York, (iv) Arthur Kill Power LLC,/161/ owner of an 842 gas/oil-fired facility located on Staten Island, New York; (v) Somerset Power LLC,/162/ owner of the 229 MW (160 MW of which is operational) oil/coal-fired facility located in Somerset, Massachusetts, (vi) Oswego Harbor Power LLC,/163/ owner of a 1700 MW gas/oil-fired facility located in Oswego, New York; (vii) Connecticut Jet Power LLC,/164/ owner of six oil-fired combustion turbines with a total capacity of 127 MW located at 4 different sites in Connecticut; (viii) Devon Power LLC,/165/ owner of a 401 MW gas/oil-fired facility located in Milford, Connecticut; (ix) Middletown Power LLC,/166/ owner of an 856 MW gas/oil-fired facility located in Middleton, Connecticut; (x) Montville Power LLC,/167/ owner of a 498 MW gas/oil-fired facility located in Uncasville, Connecticut; and (xi) Norwalk Power LLC,/168/ owner of a 353 MW oil-fired facility located in Norwalk, Connecticut.

---------------
151  QF; Rule 58(b)(1)(ix).
152  QF.
153  Rule 58(b)(1)(viii).
154  Rule 58(b)(1)(ix).
155  Interstate   Energy   Corporation,    supra.    (authorizing   intermediate
     subsidiaries for the purpose of holding EWGs).
156  Interstate   Energy   Corporation,    supra.    (authorizing   intermediate
     subsidiaries for the purpose of holding EWGs).
157  Interstate   Energy   Corporation,    supra.    (authorizing   intermediate
     subsidiaries for the purpose of holding EWGs).
158  EWG (88 FERC 61,190).
159  EWG (88 FERC 61,190).
160  EWG (88 FERC 62,178).
161  EWG (88 FERC 62,072).
162  EWG (87 FERC 62,289).
163  EWG (89 FERC 62,177).
164  EWG (90 FERC 62,010).
165  EWG (90 FERC 62,036).
166  EWG (90 FERC 62,037).
167  EWG (90 FERC 62,043).
168  EWG (90 FERC 62,035).

---------------

     2. NRG South Central Generating LLC,/169/ in which NRG owns a 100% interest through two wholly-owned limited liability companies (each of which owns a 50% interest in NRG South Central Generating LLC), South Central Generation Holding LLC/170/ and NRG Central U.S. LLC,/171/ owns 100% of the following: (i) Louisiana Generating LLC,/172/ an EWG that owns a 220 MW gas-fired facility located in New Roads, Louisiana, and a 100% interest in two coal-fired units and a 58% interest in a third coal-fired until located in a separate facility also in New Roads, Louisiana; and (ii) NRG New Roads Holdings LLC,/173/ owner of various equipment and of several parcels of land in Louisiana, some of which is leased to third parties for farming.

     3. West Coast Power LLC,/174/ in which NRG owns a 50% interest through NRG's wholly-owned subsidiary NRG West Coast Power Inc./175/ (which owns 50% interest in WCP (Generation) Holdings LLC/176/ of which West Coast Power LLC is a wholly-owned limited liability company), owns 100% of the following EWGs: (i) Long Beach Generation LLC,/177/ owner of a 530 MW gas-fired facility located in Long Beach, California, and (ii) El Segundo Power LLC,/178/ owner of a 1020 MW gas-fired facility located in El Segundo, California.

     4. Cogeneration Corporation of America,/179/ in which NRG owns a 20% interest, owns the following through wholly-owned subsidiaries (i) a 100% interest in a 122 MW gas-fired cogeneration facility in Parlin New Jersey that is an EWG; (ii) a 100% interest in a 58 MW gas-fired cogeneration facility located in Newark, New Jersey that is a QF; (iii) a 100% interest in a 117 MW gas-fired cogeneration facility located in Pryor, Oklahoma that is a QF; (iv) a 100% interest in a 117 MW gas-fired cogeneration facility located in Morris, Illinois that is a QF; (v) a 50% interest in a 150 MW gas-fired cogeneration facility located in Philadelphia, Pennsylvania that is a QF; (vi) an 83% interest in two standby peak sharing facilities with an aggregate capacity of 22 MW located in Philadelphia, Pennsylvania, both of which are EWGs.

---------------
169  Interstate Energy Corporation, supra.
170  Interstate Energy Corporation, supra.
171  Interstate Energy Corporation, supra.
172  EWG (90 FERC 61,311).
173 Entergy Corporation, supra. (These properties are being held pending future use by the EWGs and also appear retainable under UNITIL Corporation, Holding Co. Act Release No. 25524 (April 24, 1992)).
174  Interstate Energy Corporation, supra.
175  Interstate Energy Corporation, supra.
176  Interstate Energy Corporation, supra.
177  EWG (84 FERC 62,084).
178  EWG (82 FERC 62,169).
179  Rule 58(b) (1)(viii).

---------------

     5. NRG Rocky Road LLC,/180/ in which NRG owns a 100% interest, owns 50% of Rocky Road Power LLC,/181/ an EWG that owns a 350 MW gas-fired facility located in East Dundee, Illinois.

     6. NRG Cadillac, Inc.,/182/ in which NRG owns a 100% interest, owns 50% of Cadillac Renewable Energy LLC,/183/ owner of a 39 MW wood-fired facility located in Cadillac, Michigan that is a QF.

     7. O'Brien Cogeneration, Inc. II,/184/ in which NRG owns a 100% interest, owns a 2% general partner interest in O'Brien California Cogen Limited, a California limited partnership, owner of a 34 MW gas-fired cogeneration facility located in Artesia, California that was a QF but that is not currently operating.

     8. Crockett Cogeneration, a California Limited Partnership,/185/ in which NRG owns a 57.67% interest through Pacific Crockett Energy, Inc./186/ (wholly-owned by Pacific Crockett Holdings, Inc.,/187/ an indirect wholly-owned subsidiary of NRG) and ENI Crockett L.P./188/ (in which NRG owns a 74.73% general partner interest), owns a 240 MW gas-fired cogeneration facility located near San Francisco, California that is a QF.

     9. The PowerSmith Cogeneration Project LP.,189 in which NRG owns an 8.75% interest through Energy National Inc./190/ (an indirect wholly-owned subsidiary of NRG) and ENIGEN, Inc./191/ (a wholly-owned subsidiary of Energy National Inc.), owns a 110MW gas-fired cogeneration facility located in Oklahoma City, Oklahoma that is a QF.

     10. Curtis-Palmer Hydroelectric Company,/192/ in which NRG owns a 12.5% limited partnership interest through ENI Curtis Falls, LP./193/ (which is 68% owned by Pacific Generation Resources Company,/194/ an indirect wholly-owned subsidiary of NRG), and 32% owned by Energy Investors Fund LP,/195/ in which NRG has a 3.10% interest), owns a 58 MW hydroelectric facility in Corinth New York that is exempt under a no-action letter from the Securities and Exchange Commission.

---------------
180  Interstate Energy Corporation, supra.
181  Interstate Energy Corporation, supra.
182  Rule 58(b)(1)(viii).
183  QF.
184  Rule 58(b)(1)(viii).
185  QF.
186  Rule 58(b)(1)(viii).
187  Rule 58(b)(1)(viii).
188  Rule 58(b)(1)(viii).
189  Rule 58(b)(1)(viii).
190  Rule 58(b)(1)(viii)
191  Rule 58(b)(1)(viii)
192  QF.
193  Rule 58(b)(1)(viii).
194  Rule 58(b)(1)(vi) and (viii).
195  Rule 58(b)(1)(viii).

---------------

     11. Turners Falls Limited Partnership,/196/ in which NRG owns an 8.89% limited partnership interest through ONSITE Energy, Inc./197/ (an indirect wholly-owned subsidiary of NRG), owns a 20 MW coal-fired cogeneration facility in Turners Falls, Massachusetts that was a QF but that is not currently operating.

     12. Mt. Poso Cogeneration Company, a California Limited Partnership,/198/ in which NRG owns a 39.10% general partnership interest through Pacific-Mt. Poso Corporation/199/ (an indirect wholly-owned subsidiary of NRG), owns a 50 MW coal-fired cogeneration facility located in Bakersfield, California that is a QF.

     13. Kingston Cogeneration Limited Partnership,/200/ in which NRG owns a 25% general partnership interest through Pacific Kingston Energy, Inc./201/ (an indirect wholly-owned subsidiary of NRG), owns a 110 MW gas-fired EWG facility located in Kingston, Ontario (Canada).

     14. NRGenerating Ltd./202/ - which is 100% owned by Sterling Luxembourg (No.1) s.a.r.l.,/203/ which is 100% owned by NRGenerating Holdings (No. 15) B.V.,/204/ which is 100% owned by NRGenerating International BV ("NRGIBV")/205/
- owns 100% of the following: (i) Killingholme Holdings Limited,/206/ which owns 100% of Killingholme Generation Limited,/207/ an EWG which owns 100% of Killingholme Power Limited,/208/ an EWG which owns a 680 MW gas-fired facility located in North Lincolnshire, England; and (ii) NRGenerating Energy Trading Ltd.,/209/ which carries on power marketing activities for NRG assets in the United Kingdom.

     15. Enfield Holdings B.V./210/ which is 50% owned by NRGIBV, owns 50% of Enfield Energy Centre Limited,/211/ an EWG which owns a 396 MW gas-fired power station in Enfield, England. Enfield Operations LLC,/212/ which is owned 50% by Enfield Energy Centre Limited and 16.3% by NRG International, Inc./213/ ("NRGI"), is an EWG which operates the Enfield power station, and also owns 100% of Enfield Operations UK Ltd,/214/ which employs the employees of the Enfield power station.

---------------
196  Rule 58(b)(1)(viii).
197  Rule 58(b)(1)(viii).
198  QF.
199  Rule 58(b)(1)(viii).
200  EWG (74 FERC 62,063).
201  Interstate Energy Corporation, supra.
202  Interstate Energy Corporation, supra.
203  Interstate Energy Corporation, supra.
204  Interstate Energy Corporation, supra.
205  Interstate Energy Corporation, supra.
206  Interstate Energy Corporation, supra.
207  EWG (90 FERC 61,194).
208  EWG (90 FERC 62,117).
209  Rule 58(b)(1)(v).
210  Interstate Energy Corporation, supra.
211  EWG (82 FERC 62,086).
212  EWG (82 FERC 62,087).
213  Interstate Energy Corporation, supra.
214  Interstate Energy Corporation, supra.

---------------

     16. NRGenerating Holdings (No.4) B.V.,/215/ which is 100% owned by NRGIBV, is an EWG which owns (i) a 25.37% partnership interest in Loy Yang Power Partners,/216/ the owner of the 2000 MW coal-fired Loy Yang power station and adjacent brown coal mine in the State of Victoria, Australia; (ii) 25.37% of Loy Yang Power Projects Pty Ltd.,/217/ which provides technical services to the Loy Yang project; and (iii) 25.37% of Loy Yang Power Management Pty Ltd.,/218/ which operates the Loy Yang project. NRGenerating Holdings (No.4) B.V./219/ also owns 100% of Gunwale B.V., a vehicle for investing shareholder loans and equity into the Loy Yang project which has no assets or employees and is inactive.

     17. Sunshine State Power (No.2) B.V./220/ and Sunshine State Power B.V.,/221/ which are EWGs and which are both 100% owned by NRGIBV, own 17.5% and 20%, respectively, of the unincorporated joint venture that owns the 1680 MW coal-fired Gladstone power station in Queensland, Australia. NRG Gladstone Operating Services Pty Ltd,/222/ which is 1% owned by NRGI and 99% owned by NRG Operating Services, Inc./223/ (both of which are 100% owned by NRG), is an EWG which operates the Gladstone facility, and owns 100% of NRG Gladstone Superannuation Pty Ltd.,/224/ which holds pension assets for the employees of the Gladstone project.

     18. NRGenerating Holdings (No. 1) B.V.,225 which is 100% owned by NRGIBV, is a FUCO that owns a 50% interest in the unincorporated joint venture that owns the 192 MW coal-fired Collinsville power station in Queensland, Australia. NRG Collinsville Operating Services Pty Ltd.,/226/ which is 1% owned by NRGI and 99% owned by NRG Operating Services, Inc./227/ (both of which are 100% owned by NRG), is a FUCO that owns 50% of Collinsville Operations Pty Ltd,/228/ which operates the Collinsville facility.

     19. NRG Victoria 1 Pty Ltd,/229/ which is 100% owned by NRGIBV, owns 100% of NRG Victoria II Pty Ltd./230/ These two entities own 33.33% and 66.67%, respectively, of NRG Victoria III Pty Ltd,/231/ which owns 35% of Energy Developments Limited,/232/ a FUCO which is a publicly listed Australian company that invests in landfill gas generation projects and related investments worldwide.

----------------
215  EWG (79 FERC 62,025).
216  Entergy Corporation, supra.
217  Entergy Corporation, supra.
218  Entergy Corporation, supra.
219  EWG (79 FERC 62,025).
220  EWG (67 FERC 61,185).
221  EWG (67 FERC 61,186).
222  EWG (67 FERC 61,187).
223  Entergy Corporation, supra.
224  Entergy Corporation, supra.
225  FUCO.
226  Interstate Energy Corporation, supra.
227  Entergy Corporation, supra.
228  Interstate Energy Corporation, supra.
229  FUCO.
230  FUCO.
231  FUCO.
232  FUCO.

---------------

     20. Saale Energie Gmbh,/233/ which is 50% owned by NRGIBV, owns the following interests in the following entities: (i) 41.1% of Kraftwerke Schkopau GbR,/234/ an EWG that owns the 960 MW Schkopau coal-fired power station in Germany; (ii) 44.4% of Kraftwerke Schkopau Betriebsgesellshcaft mbH,/235/ an EWG that operates the Schkopau power station; and (iii) 98% of Saale Energie Services Gmbh,/236/ which provides management services to the Schkopau plant (NRGIBVI also owns a direct 1% interest in this entity).

     21. NRGIBV owns 33.33% of MIBRAG mbH, through a holding structure whereby NRGIBV owns 100% of Lambique Beheer BV;/237/ Lambique Beheer BV owns 33.3% of MIBRAG BV/238/ and 1% of MIBRAG mbH;/239/ and MIBRAG BV owns 99% of MIBRAG mbH. MIBRAG Gmbh, by itself and through its wholly-owned subsidiary MIBRAG Industriekraftwerke Vermoegensverwaltungs und Beteiligungs Gmbh, owns 1% of MIBRAG Industriekraftwerke Gmbh & Co KG, an EWG that owns three coal-fired power plants in Germany. MIBRAG Gmbh owns 99%, and MIBRAG B.V. owns 1% of MIBRAG Industriekraftwerke Betriebs Gmbh, an EWG which operates and maintains the power stations.

     22. Kladno Power (No.2) BV,/240/ which is 100% owned by NRGIBV, owns 50% of Matra Powerplant Holding BV,/241/ which owns 89% of ECK Generating s.r.o.,/242/ a FUCO which owns a 300 MW coal-fired power station in Kladno, Czech Republic, and related businesses. Kladno Power (No.1) BV,/243/ which is 100% owned by NRGIBV, owns 44.26% of Energeticke Centrum Kladno, s.r.o.,/244/ is a FUCO which holds title to certain assets of the Kladno power station. NRGenerating Holdings (No.5) BV,/245/ which is 100% owned by NRG Energeticke Provoz, s.r.o.,/246/ is a FUCO which operates the Kladno power station.

     23. Tosli Investments N.V.,/247/ in which NRG has a 50% interest through Cobee Holdings Inc.,/248/ a wholly-owned subsidiary of NRG International Inc. (see Paragraph B.15), is an EWG which currently owns 98.9% of Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Ltd.,/249/ an EWG which owns and/or operates 15 power plants in Bolivia, which in turn on an interim basis owns 99.9% of Compania Electrica Central Bulo Bulo S.A./250/ and 99.8% of Servicios Energeticos S.A., which are both EWGs and the owner and the operator, respectively, of an 87 MW gas-fired facility in Bolivia. Tosli Investments N.V. also currently owns a 0.002% interest in Compania Electrica Central Bulo Bulo S.A.

---------------
233  Entergy Corporation, supra.
234  EWG (73 FERC 61,318).
235  EWG (73 FERC 61,314).
236  Entergy Corporation, supra.
237  Interstate Energy Corporation, supra.
238  Interstate Energy Corporation, supra.
239  Entergy Corporation, supra.
240  FUCO.
241  Interstate Energy Corporation, supra.
242  FUCO.
243  FUCO.
244  FUCO.
245  FUCO.
246  FUCO.
247  EWG (78 FERC 62,165).
248  Interstate Energy Corporation, supra.
249  EWG (78 FERC 62,166).
250  EWG (90 FERC 62,193).

---------------

     24. Scudder Latin American Power I/251/ and Scudder Latin American Power II/252/ are private equity funds in which NRG owns a 25% interest and 4.45860% interest, respectively, through NRGenerating Holdings GmbH (see paragraph C.34). These funds invest in power generation projects in Latin America. All of the power generation projects in which these funds have invested are, or are expected to become, EWGs or FUCOs.

     25. Energy Investors Fund, L.P.,/253/ in which NRG owns a 3.10% interest through Energy National, Inc./254/ (an indirect wholly-owned subsidiary of NRG), invests in power generation projects within the United States which are either EWGs or QFs.

     26. Project Finance Fund III, L.P.,/255/ in which NRG owns a 6.87% interest through Pacific Generation Holdings Company/256/ (an indirect wholly-owned subsidiary of NRG), invests in power generation projects within and outside of the United States which are either EWGs or QFs.

     27. NEO Corporation/257/ ("NEO," also discussed in Paragraph C.44 below), in which NRG owns a 100% interest, owns and operates through its subsidiaries and affiliates, landfill gas electric generation projects, a synthetic coal processing facility and small hydroelectric projects. The following NEO subsidiaries and affiliates are QFs:

     a. Minnesota Methane LLC,/258/ in which NEO owns a 50% interest, owns 15 landfill gas ("LFG") electric generation projects, through the following 15 wholly-owned limited liability companies, which are all QFs:/259/ MM Albany Energy LLC, owner of a 1.9 MW LFG generation facility located in Albany, New York; (ii) MM Cuyahoga Energy LLC, owner of a 3.8 MW LFG generation facility located in Cleveland, Ohio; (iii) MM Hartford Energy LLC, owner of a 2.8 MW LFG generation facility and a thermal plant located in Hartford, Connecticut; (iv) MM Lopez Energy LLC, owner of a 6.1 MW LFG generation facility located in Lake View Terrace, California; (v) MM Lowell Energy LLC, owner of a 1.6 MW LFG generation facility located in Lowell, Massachusetts; (vi) MM Prince William Energy LLC, owner of a 1.9 MW LFG generation facility located in Prince William, Virginia, (vii) MM San Diego LLC, owner of a 6.5 MW LFG generation facility and a 3.8 MW LFG generation facility, both located in San Diego, California; (viii) MM Spokane Energy LLC, owner of a .9 MW LFG generation facility located in Spokane, Washington; (ix) MM Tacoma LLC, owner of a 1.9 MW LFG generation facility located in Tacoma, Washington; (x) MM Taunton Energy LLC, owner of a
1.9 MW LFG generation facility located in Taunton, Massachusetts, (xi) MM Tomoka Farms Energy LLC, owner of a 3.8 MW LFG generation facility located in Daytona Beach Florida; (xii) MM Tulare Energy LLC, owner of a 1.6 MW LFG generation facility located in Visalia, California; (xiii) MM West Covina LLC, owner of a 12 MW LFG generation facility located in West Covina, California; (xiv) MM Yolo Power LLC, owner of a 2.8 MW LFG generation facility located in Sacramento, California; and (xv) O'Brien Biogas IV LLC, owner of a 10.8 MW LFG generation facility located in Edgeboro, New Jersey.

---------------
251  Interstate Energy Corporation, supra.
252  Interstate Energy Corporation, supra.
253  Interstate Energy Corporation, supra. and Rule 58(b)(1)(viii).
254  Interstate Energy Corporation, supra. and Rule 58(b)(1)(viii).
255  Interstate Energy Corporation, supra. and Rule 58(b)(1)(viii).
256  Interstate Energy Corporation, supra. and Rule 58(b)(1)(viii).
257  Rule 58(b)(1)(vi) and (viii).
258  Rule 58(b)(1)(vi) and (viii).
259  In  addition,   each  listed   entity  meets  the   requirements   of  Rule
     58(b)(1)(vi).

---------------

     b. MM Biogas Power LLC,/260/ in which NEO owns a 50% interest, is the 100% owner of the following limited liability companies:/261/ (i) MM Corona Energy LLC, a QF which is the owner of a .6 MW LFG generation facility located in Corona, California; (ii) MM Hackensack Energy LLC, a QF which is the owner of
3.8 MW LFG generation facility and a 1.9 MW LFG generation facility, both located in Lyndhurst, New Jersey; (iii) MM Nashville Energy LLC, a QF which is the owner of a 1.9 MW LFG generation facility located in Nashville, Tennessee;
(iv) MM Prima Deshecha Energy LLC, a QF which is the owner of a 6.1 MW LFG generation facility located in San Juan Capistrano, California; (v) MM SKB Energy LLC, a QF which is the owner of a 1.2 MW LFG generation facility located in Swedeland, Pennsylvania; (vi) MM Tajiguas Energy LLC, a QF which is the owner of a 3.0 MW LFG generation facility located in Santa Barbara, California expected to begin commercial operation in August, 2000; (vii) MM Woodville Energy LLC, a QF which is the owner of a .6 MW LFG generation facility located in Woodville, California; and (viii) O'Brien Biogas (Mazzaro) Inc., a QF which is the owner of a .4 MW LFG generation facility located in Imperial, Pennsylvania.

     c. Minnesota Methane II LLC ("MMII"),/262/ in which NEO owns a 50% interest, is the 100% owner of (i) MM Burnsville Energy LLC,/263/ a QF which is the owner of a 4.2 MW LFG generation facility located in Burnsville, Minnesota and (ii) Suncook Energy LLC,/264/ a QF which is the owner of a 3.0 MW LFG generation facility located in Nashua, New Hampshire. MMII is also the 50% owner of Landfill Power LLC,/265/ which is the owner of a 4.8 MW LFG generation facility located in Eden Prairie, Minnesota.

     d. Northbrook Energy LLC ("Northbrook"),/266/ in which NEO owns a 50% interest, owns the following hydroelectric projects, all of which are QFs: (i)
 .9 MW facility located at Lowell, Michigan; (ii) 1.4 MW facility located at Ada, Michigan; (iii) .8 MW facility located at Comstock, Michigan; (iv) 3.2 MW facility located at Dixon, Illinois; (v) 2.5 MW facility located at Leadville, Colorado; (vi) 1.6 MW facility located at Grand Rapids, Michigan; (vii) 1.2 MW facility located at Oroville, California; (viii) 1.8 MW facility located at Belleville, Michigan; (ix) 5 MW facility located at Zenia, California; (x) 4.4 MW facility located at Danville, Virginia; and (xi) 1.0 MW facility located at Deming, Washington.

     e. Northbrook Carolina Hydro LLC,/267/ in which Northbrook owns a 99% interest, owns the following hydroelectric projects, all of which are QFs: (i)
1.5 MW facility located at Laurens, South Carolina; (ii) 3.5 MW facility located at Honea Path, South Carolina; (iii) 2.4 MW facility located at Greenville, South Carolina; (iv) .64 MW facility located at Ranlo, North Carolina; (v) .6 MW facility located at Shelby, North Carolina, and (vi) 5.5 MW facility located at Mill Springs, North Carolina.

---------------
260  Rule 58(b)(vi) and (viii).
261 Each of the listed entities is a QF and meets the requirements of Rule 58(b)(1)(vi).
262  Rule 58(b)(1)(vi) and (viii).
263  QF and Rule 58(b)(1)(vi).
264  QF and Rule 58(b)(1)(vi).
265  QF.
266  Rule 58(b)(1)(viii).
267  Rule 58(b)(1)(viii).

---------------

     f. Northbrook New York LLC, in which NEO owns a 50% interest, is a QF and the owner of a 32.6 MW hydroelectric facility located in Watertown, New York.

C.   Other

     1. NRG MidAtlantic Generating LLC, in which NRG owns a 100% interest, owns 100% of the following entities which were formed to acquire certain assets from
Conectiv: (i) B.L. England Power LLC, (ii) Conemaugh Power LLC, (iii) Deepwater Power LLC, (iv) Indian River Power LLC, (v) Keystone Power LLC and (vi) Vienna Power LLC. The Conectiv acquisition is expected to close later this year and, therefore, none of these entities currently owns any assets.

     2. Okeechobee Power I., Inc./268/, Kissimmee Power Partners, L.P./269/, Okeechobee Power II Inc./270/ and Okeechobee Power III, Inc./271/ are inactive. These entities were formed in connection with a project that did not close.

     3. Louisiana Energy Services, L.P.,/272/ in which NRG has a 0.52% general partner interest (through NRG's wholly-owned subsidiary Graystone Corporation/273/) and a 6.23% limited partner interest (though LePaz Incorporated,/274/ a wholly-owned subsidiary of Graystone Corporation), owns a uranium enrichment facility under development in Louisiana.

     4. NRG Development Company Inc./275/ and NRG International Development Inc./276/ are wholly-owned subsidiaries of NRG which engage in development activities on behalf of NRG. (See paragraph A.1 for a description of these activities.)

     5. NRG Operating Services, Inc.,/277/ in which NRG owns a 100% interest, has the following wholly-owned subsidiaries, each of which was formed to provide (and, if not currently inactive, does perform) operation and maintenance services to the NRG facility described in the paragraph set forth in parenthesis:/278/ (i) NRG Artesia Operations, Inc. (inactive); (ii) NRG Cadillac Operations Inc. (inactive); (iii) NRG Oklahoma Operations Inc. (inactive); (iv) NRG El Segundo Operations Inc. (Paragraph B.3(iv)); (v) Somerset Operations Inc. (Paragraph B.1(v)); (vi) NRG Morris Operations, Inc. (inactive); (vii) NRG Cabrillo Power Operations Inc. (inactive); (viii) NRG Arthur Kill Operations Inc. (Paragraph B.1(iv)); (ix) NRG Astoria Gas Turbine Operations Inc. (Paragraph B.1(iii)); NRG Dunkirk Operations Inc. (Paragraph B.1(i)); NRG Huntley Operations Inc. (Paragraph B.1(ii)); NRG Oswego Harbor Power Operations Inc. (Paragraph B1(vi)); NRG Devon Operations Inc. (Paragraph B.1(viii)); NRG Middletown Operations Inc. (Paragraph B.1(ix)); NRG Norwalk Harbor Operations Inc. (Paragraph B.1(i); NRG Montville Operations Inc. (Paragraph B.1(x)); Deepwater Operations Inc. (inactive, see paragraph C.1(iii)); B.L. England Operations Inc. (inactive, see paragraph (i)); Indian River Operations Inc.
(inactive, see paragraph (iv)); and Vienna Operations Inc. (inactive, see paragraph (vi)).

---------------
268  Interstate Energy Corporation, supra.
269  Interstate Energy Corporation, supra.
270  Interstate Energy Corporation, supra.
271  Interstate Energy Corporation, supra.
272 Rule 58(b)(1)(vii). See also, New England Electric System, Holding Co. Act Release No. 26227 (April 26, 1995).
273  Rule 58(b)(1)(viii).
274  Rule 58(b)(1)(vii).
275  Entergy Corporation, supra.
276  Interstate Energy Corporation, supra.
277  Entergy Corporation, supra.
278  Entergy Corporation, supra.

---------------

     6. Power Operations, Inc.,/279/ in which NRG owns a 100% interest, provides operations and maintenance services to the Cadillac facility (see Paragraph B.6) and various other NRG facilities.

     7. ESOCO Crockett, Inc.,/280/ in which NRG owns a 100% interest, provides operations and maintenance services to the Crockett facility (see Paragraph B.8).

     8. NRG Mextrans Inc.,/281/ in which NRG owns a 100% interest, was formed to develop a transmission line in Arizona and currently has no assets or employees.

     9. NRG Services Corporation,/282/ NRG Affiliate Services, Inc.,/283/ NRG Northeast Affiliate Services Inc.,/284/ NRG Western Affiliate Services Inc.,/285/ NRG Connecticut Affiliate Services Inc.,/286/ each of which is a wholly-owned subsidiary of NRG, provide payroll, benefits and other administrative services to various wholly-owned subsidiaries of NRG.

     10. Sunnyside Operations Associates, L.P., in which NRG owns a 50% interest through NRG Sunnyside Operations G.P. Inc. (a 1% general partner) and NRG Sunnyside Operations L.P. Inc. (a 49% limited partner), is the former operator of a power generation facility in Utah. The Sunnyside facility has been sold and Sunnyside Operations Associates, L.P. has no assets or employees and is inactive.

     11. Scoria Incorporated, in which NRG owns a 100% interest, has no assets (other than rights to certain synthetic coal technology) or employees and is inactive.

     12. ONSITE Limited Partnership No. 1 and ONSITE /US Power Limited Partnership No. 1 are 100% owned indirect subsidiaries of NRG, have no assets or employees, and are inactive.

---------------
279  Entergy Corporation, supra.
280  Entergy Corporation, supra.
281  Entergy Corporation, supra.
282  Entergy Corporation, supra.
283  Entergy Corporation, supra.
284  Entergy Corporation, supra.
285  Entergy Corporation, supra.
286  Entergy Corporation, supra.

---------------

     13. NRG Lakefield Inc. and NRG Lakefield Junction LLC, in which NRG owns a 100% interest, and Lakefield Junction LLC, in which NRG owns a 50% interest, have no assets or employees and are inactive.

     14. Mid-Continent Power Company LLC, in which NRG owns a 50% interest, has no assets or employees and is inactive.

     15. San Joaquin Valley Energy Partners I, L.P., which is 45% owned by NRG through San Joaquin Valley Energy I, Inc. (a 2% general partner) and NRG Energy Jackson Valley II, Inc. (a 43% limited partner), owns three biomass/waste fuel-fired facilities located in central California which have an aggregate capacity of 43 MW. These facilities, which were QFs, are no longer in operation and the plant and equipment is being liquidated. San Joaquin Valley Energy Partners IV, L.P. and Bioconversion Partners, L.P., each of which is 45% owned by NRG through San Joaquin Valley Energy IV, Inc. (a 2% general partner) and NRG Energy Jackson Valley II, Inc., (a 43% general partner), own certain non-generation assets and acted as a fuel supplier to San Joaquin Valley Energy Partners I, LP. These entities are inactive.

     16. ENI Chester, LP, in which NRG has a 68.3% interest, has no assets or employees and is inactive.

     17. Carolina Energy Limited Partnership, in which NRG has a 50% limited partnership interest through Pacific Generation Holdings Company, has no assets or employees and is inactive.

     18. Pryo-Pacific Operating Company, in which NRG owns a 45% interest, has no assets or employees and is inactive.

     19. The following entities, each of which is wholly-owned by NRG, have no assets or employees and are inactive: (i) ESOCO Wilson, Inc.; (ii) ESOCO Molokai, Inc.; (iii) ESOCO Fayetteville, Inc.; (iv) ESOCO Soledad, Inc.; (v) ENIFUND, Inc.; (vi) Long Island Cogeneration, L.P.; (vii) NRG Connecticut Generating LLC; (viii) NRG Louisiana LLC; (ix) NRG New Roads Generating LLC; (x) Tacoma Energy Recovery Company LLC; (xi) Elk River Resource Recovery, Inc.;
(xii) Pacific Generation Development Company; (xiii) Pacific Recycling Energy, Inc.; (xiv) ONSITE Soledad, Inc.; (xv) ONSITE Marianas Corporation; (xvi) ONSITE Funding Corporation.

     20. NRG holds its foreign investments either through NRG International, Inc./287/ ("NRGI"), which is 100% owned by NRG, or through NRGenerating International B.V./288/ ("NRGIBV"), a Netherlands holding company which is 100% owned by NRGI.

     21. NRG International Services Company,289 which is 100% owned by NRGI, was formed to enter into servicing agreements with expatriates and international consultants.

---------------
287  Interstate Energy Corporation, supra.
288  Interstate Energy Corporation, supra.
289  Interstate Energy Corporation, supra.

---------------

     22. Sterling Luxembourg (No.1) S.a.r.l.,/290/ which is 100% owned by NRGenerating Holdings (No. 15) B.V.,/291/ which is 100% owned by NRGIBV, owns 100% of Sterling Luxembourg (No.2) S.a.r.l.,/292/ which acts a vehicle for investing shareholder loans and equity in Killingholme Generation Limited,/293/ and which owns 100% of Sterling (Gibraltar)/294/ which was formed for the same purpose. NRG also formed Sterling Luxembourg (No.3) S.a.r.l./295/ as a vehicle for channeling debt financing to Killingholme Generation Limited; Sterling Luxembourg (No.3) S.a.r.l. is 100% owned by Sterling Luxembourg (No.4) S.a.r.l.,/296/ which is 50% owned by NRGI and 50% owned by NRG International II, Inc.,/297/ which are both 100% owned by NRG.

     23. Flinders Labuan (No. 1) Ltd. And Flinders Labuan (No. 2) Ltd. Are each 100% owned by NRGenerating Holdings (No. 2) Gmbh, which is 100% owned by NRGenerating Luxembourg (No. 1) S.a.r.l., which is 100% owned by NRGIBV. NRGenerating Holdings (No. 2) Gmbh, Flinders Labuan (No. 1) Ltd. and Flinders Labuan (No. 2) Ltd. were formed to own 50%, 25% and 25%, respectively, of an as-yet-unformed partnership that will acquire certain power stations and related assets in South Australia for which NRG is currently bidding. NRGenerating Luxembourg (No. 1) also owns 100% of NRGenerating Luxembourg (No. 2), which owns 100% of Flinders (Gibraltar), both of which were formed to act as vehicles for making loans to the partnership.

     24. (NR) Gibraltar, which is 100% owned by Enfield Holdings B.V. (see Paragraph B.15), is an inactive entity with no employees or assets.

     25. Brimsdown Power Limited, which is 100% owned by NRGIBV, was formed to develop a peaking unit at the Enfield power station, but it has no assets or employees and is currently inactive. (See Paragraph B.15.)

     26. Wainstones Power Limited, which is 100% owned by NRGIBV through its 100% ownership in NRGenerating Holdings (No.11) B.V., was formed to own the 800 MW gas-fired Langage power project in the UK, which is still in the development stage. It currently has no assets or employees.

     27. Langage Energy Park Limited, which is 100% owned by NRGIBV through its 100% ownership in NRGenerating Holdings (No.13) B.V., was formed to acquire the site for the Langage project. It currently has no assets or employees.

     28. NRGenerating Holdings (No.9) B.V., which is 100% owned by NRGIBV, owns 25% of Kanel Kangal Elektrik Limited Sirketi,/298/ which was formed to develop and acquire a 450 MW coal-fired power station in Turkey. It does not currently have any employees or assets.

---------------
290  Interstate Energy Corporation, supra.
291  Interstate Energy Corporation, supra.
292  Interstate Energy Corporation, supra.
293  EWG (90 FERC 61,194).
294  Interstate Energy Corporation, supra.
295  Interstate Energy Corporation, supra.
296  Interstate Energy Corporation, supra.
297  Interstate Energy Corporation, supra.
298  Entergy Corporation, supra.

---------------

     29. NRGenerating Holdings (No. 17) B.V., which is 100% owned by NRGIBV, owns 31.75% of KUSEL Kutahya Seyitomer Elektrik Limited Sirketi, which was formed to develop and acquire a 600 MW coal-fired power station in Turkey. It does not currently have any employees or assets.

     30. Sachsen Holding B.V., which is 100% owned by NRGIBV, owns 45% of P.T. Dayalistrik Pratama, was formed to develop a 400 MW coal-fired power station in Cilegon, Indonesia. It has no employees and owns no assets other than an undeveloped parcel of land that may serve as a site for a future power project. NRGenerating Holdings (No.7) B.V., and NRGenerating Holdings (No.8) B.V., which are both 100% owned by NRGIBV, respectively own 95% and 5% of P.T. NRG West Java, which was formed to operate the Cilegon project in Indonesia, but which has no assets or employees and is currently inactive.

     31. Inversiones Bulo Bulo S.A.,/299/ in which NRG owns a 30% interest through Tosli Investments N.V. (see paragraph B.23) and through Coniti Holding B.V.,/300/ which is owned 100% by Tosli Investments N.V., is a holding company and is expected to eventually own a controlling interest in Compania Electrica Central Bulo Bulo S.A. (see paragraph B.23). Coniti Holding B.V. also currently owns a 0.002% interest in Compania Electrica Central Bulo Bulo S.A.

     32. Tosli (Gibraltar) BV,/301/ in which NRG owns a 50% interest through Coniti Holding B.V. (see paragraph C.29) serves as a funding vehicle for certain of NRG's Latin American projects.

     33. Tosli Luxembourg (No.2) S.a.r.l.,/302/ in which NRG has a 50% interest through Tosli Luxembourg (No.1) S.a.r.l.,/303/ a wholly-owned subsidiary of Tosli Investments N.V. (see paragraph B.23), serves as a funding vehicle for certain of NRG's Latin American projects.

     34. NRGenerating Holdings Gmbh,/304/ which is 100% owned by NRG through NRGenerating International B.V., owns 100% of NRG Caymans-C/305/ and NRG Caymans P./306/ Together NRG Caymans-C and NRG Caymans-P own (i) 25% of Scudder Latin American Power I/307/ (which is composed of Scudder Latin American Power I-P LDC/308/ and Scudder Latin American Power I-C LDC/309/) and (ii) 4.45860% of Scudder Latin American Power II/310/ (which is composed of Scudder Latin
American Power II-P LDC/311/, Scudder Latin American Power II-C LDC/312/, Scudder Latin American Power II-Corporation A/313/ and Scudder Latin American Power II-Corporation B/314/) (see paragraph B.24). NRGenerating Holdings Gmbh also owns 100% of NRG Caymans Company/315/, which owns 20% of Croatia Power Group/316/, a holding company created in connection with a potential investment in Croatia and a 36.4% interest in Central and Eastern Europe Power Fund, Ltd., a private equity fund designed to make investments in power projects in central and eastern Europe. Central and Eastern Europe Power Fund, Ltd. does not currently have any ownership interests in power projects.

---------------
299  Interstate Energy Corporation, supra.
300  Interstate Energy Corporation, supra.
301  Entergy Corporation, supra.
302  Interstate Energy Corporation, supra.
303  Interstate Energy Corporation, supra.
304  Interstate Energy Corporation, supra.
305  Interstate Energy Corporation, supra.
306  Interstate Energy Corporation, supra.
307  Interstate Energy Corporation, supra.
308  Interstate Energy Corporation, supra.
309  Interstate Energy Corporation, supra.
310  Interstate Energy Corporation, supra.
311  Interstate Energy Corporation, supra.
312  Interstate Energy Corporation, supra.
313  Interstate Energy Corporation, supra.
314  Interstate Energy Corporation, supra.
315  Interstate Energy Corporation, supra.
316  Interstate Energy Corporation, supra.

---------------

     35. Cobee Energy Development LLC, in which NRG has a 50% interest, through NRG Latin America, Inc.,/317/ a wholly-owned subsidiary of NRG International Inc. (see paragraph C.20), is an inactive entity.

     36. The following entities are 100% owned by NRGIBV, but at present are inactive shell entities: NRGenerating Holdings (No.3) B.V., NRGenerating Holdings (No.6) B.V., NRGenerating Holdings (No.14) B.V., NRGenerating Holdings (No.15) B.V., NRGenerating Holdings (No.16) B.V., NRGenerating Holdings (No.18) B.V., NRGenerating Holdings (No.19) B.V., NRGenerating Holdings (No.20) B.V., NRGenerating Holdings (No.21) B.V., NRGenerating Holdings (No.22) B.V., NRGenerating Holdings (No.23) B.V., Interenergy Limited, NRGenerating Rupali B.V., Kiksis B.V.

     37. NRGenerating Holdings (No. 12) B.V., which is 50% owned by NRG Internationall II, Inc., will be used as a holding company for international assets of NRG, but does not currently have any employees or assets.

     38. NRG Energy Ltd.,/318/ which is 100% owned by NRGIBV, serves as NRG's development office for the United Kingdom. It owns no utility assets.

     39. NRG Asia-Pacific Ltd.,/319/ which is 100% owned by NRGI, serves as NRG's development office for Australia and Southeast Asia. It owns no utility assets.

     40. NRG Energy Development GmbH,/320/ which is 100% owned by NRGIBV, serves as NRG's development office in Germany. It owns no utility assets.

     41. NRG Energy CZ, s.r.o.,/321/ which is 100% owned by NRGIBV, serves as NRG's development office in the Czech Republic. It owns no utility assets.

     42. NRG Energy PL Sp.z.o.o.,/322/ which is 100% owned by NRGIBV, serves as NRG's development office in Poland. It owns no utility assets.

---------------
317  Interstate Energy Corporation, supra.
318  Interstate Energy Corporation, supra.
319  Entergy Corporation, supra.
320  Interstate Energy Corporation, supra.
321  FUCO.
322  Interstate Energy Corporation, supra.

---------------

     43. Ou Nrg Energy Est, which is 100% owned by NRGIBV, serves as NRG's development office in Estonia. It owns no utility assets.

     44. NEO Corporation ("NEO," also discussed in paragraph B.25, above), owns interests in the following subsidiaries and affiliates that are not QFs:

     a. MM Biogas Power LLC,/323/ in which NEO owns a 50% interest, is the 100% owner of the following limited liability companies:/324/ (i) MM Erie Power LLC, which currently is the Lessee under a Site Lease giving it rights to construct a LFG generation facility to be located in Denver, Colorado; (ii) MM Martinez Energy LLC, which currently is the Lessee under a Site Lease giving it rights to construct a LFG generation facility to be located in Contra Costa County, California; (iii) MM Northern Tier Energy LLC, which is currently the Lessee under a Site Lease giving it rights to construct a LFG generation facility to be located in Troy, Pennsylvania; (iv) MM Phoenix Energy LLC, which currently has rights to construct a LFG utilization project in Phoenix, Arizona; (v) MM Riverside LLC, which currently is the Lessee under a Site Lease giving it rights to construct a LFG generation facility to be located in Riverside, California;
(vi) MMSB Transco Holdings LLC, which has no assets or employees and is inactive; (vii) MM El Sobrante Energy LLC, which currently has no assets or employees (viii) MM Tri-Cities Energy LLC, which currently has no assets or employees and is inactive and (ix) O'Brien Standby Power Energy, Inc., the owner of an 8.4 MW Diesel generation facility located in Swedeland, Pennsylvania.

     b. Minnesota Methane Holdings, LLC, in which NEO owns a 50% interest, has no assets or employees and is inactive.

     c. Four Hills, LLC,/325/ in which NEO owns a 50% interest, is the owner of a LFG collection system in Nashua, New Hampshire.

     d. LFG Partners, LLC, in which NEO owns a 100% interest, has no assets or employees and is inactive.

     e. NEO Landfill Gas, Inc.,/326/ of which NEO owns 100%, is the 100% owner of the following limited liability companies, each of which owns a LFG collection system located as follows:/327/ (i) NEO Albany LLC (Albany, New
York); (ii) NEO Cuyahoga LLC (Cleveland, Ohio); (iii) NEO Edgeboro LLC (Edgeboro, New Jersey); (iv) NEO Fitchburg LLC (Fitchburg, Massachusetts); (v) NEO Hartford LLC (Hartford, Connecticut); (vi) NEO Lopez Canyon LLC (Lake View Terrace, California); (vii) NEO Lowell LLC (Lowell, Massachusetts); (viii) NEO Prince William LLC (Prince William, Virginia); (ix) NEO San Diego LLC (San Diego, California); (x) NEO Spokane LLC (Spokane, Washington); (xi) NEO Tacoma LLC (Tacoma, Washington); (xii) NEO Taunton LLC (Taunton, Massachusetts); (xiii) NEO Tomoka Farms LLC (Daytona Beach, Florida); (xiv) NEO Tulare LLC (Visalia, California); (xv) NEO West Covina LLC (West Covina, California); and (xvi) NEO Yolo LLC (Sacramento, California).

---------------
323  Rule 58(b)(1)(vi) and (viii).
324 Each of the listed companies is exempt under Rule 58(b)(1)(vi). 325 Rule 58(b)(1)(vi).
326  Rule 58(b)(1)(vi) and Interstate Energy  Corporation, supra.
327  Each of the listed companies is exempt under Rule 58(b)(1)(vi).

---------------

     f. NEO Landfill Gas Holdings Inc.,/328/ has entered into an operations and maintenance agreement with Landfill Services LLC (an unrelated party) to provide operation and maintenance services for the facilities owned by the companies listed in paragraph 40(a), above.

     g. NEO owns 100% of each of the following limited liability companies, each of which owns a LFG collection system located as follows:/329/ (i) NEO Burnsville LLC (Burnsville, Minnesota); (ii) NEO Corona LLC (Corona, California); (iii) NEO Erie LLC (Denver, Colorado); (iv) NEO Ft. Smith LLC (Ft. Smith, Arkansas); (v) NEO Hackensack LLC (Lyndhurst, New Jersey); (vi) NEO Martinez LLC (Contra Costa County, California); (vii) NEO Nashville LLC (Nashville, Tennessee); (viii) NEO Northern Tier LLC (Troy, Pennsylvania); (ix) NEO Phoenix LLC (Phoenix, Arizona); (x) NEO Prima Deshecha LCC (San Juan Capistrano, California); (xi) NEO Riverside LLC (Riverside, California); (xii) NEO SKB LLC (Swedeland, Pennsylvania); (xiii) NEO Tajiguas LLC (Santa Barbara, California); and (xiv) NEO Woodville, LLC (Woodville, California).

     h. NEO El Sobrante LLC, NEO Tri-Cities LLC and MM Ft. Smith Energy LLC, each of which is 100% owned by NEO, have no assets or employees and are inactive.

     i. NEO San Bernardino LLC,/330/ of which NEO owns 100%, is a 100% profits and loss member and a 95% voting member of San Bernardino Landfill Gas Partnership,/331/ which owns LFG collection systems at four landfills located in San Bernardino County, California.

     j. NEO MESI LLC,/332/ of which NEO owns 100%, is a 50% owner of MESI Fuel Station #1 LLC,/333/ which is the owner of a synthetic coal processing facility located in Catlettsburg, Kentucky.

     k. Northbrook Acquisition Corp.,/334/ which is 100% owned by Northbrook New York LLC ("Northbrook,/335/" in which NEO owns a 50% interest), is the 100% owner of STS Hydropower, Ltd.,/336/ which provides operation and maintenance services for all of the hydroelectric projects in which NEO has an interest. STS Turbine Development LLC,/337/ in which Northbrook owns a 99% interest, provides turbine design, manufacturing and engineering services for hydroelectric facilities.

     l. NEO ECO 11 LLC,/338/ of which NEO owns 100%, has not assets or employees and is inactive.

---------------
328  Rule 58(b)(1)(vi) and Entergy Corporation, supra.
329 Each of the listed companies is exempt under Rule 58(b)(1)(vi). 330 Rule 58(b)(1)(vi).
331  QF and Rule 58(b)(1)(vi).
332  Rule 58(b)(1)(vi).
333  Rule 58(b)(1)(vi).
334  Rule 58(b)(1)(viii).
335  Rule 58(b)(1)(viii).
336  QF.
337  QF and Rule 58(b)(1)(vi).
338  Rule 58(b)(1)(vi).

---------------

     m. NEO Chester-Gen LLC/339/ was formed to own a cogeneration facility in Chester, Pennsylvania. It is currently inactive and intends to apply for EWG status before becoming active.

     n. NEO Toldeo-Gen LLC/340/ was formed to own a cogeneration facility in Toledo, Ohio. It is currently inactive and intends to apply for EWG status before becoming active.

     o. NEO Freehold-Gen LLC/341/ was formed to own a cogeneration facility in Freehold, New Jersey. It is currently inactive and intends to apply for EWG status before becoming active.

     45. NRG Power Marketing Inc.,/342/ which is 100% owned by NRG, conducts power marketing and related activities on behalf of certain wholly-owned subsidiaries of NRG.

---------------
339  Rule 58(b)(1)(vi).
340  Rule 58(b)(1)(vi).
341  Rule 58(b)(1)(vi).
342  Rule 58(b)(1)(v).

---------------

                                     Annex E
                               AFFILIATE CONTRACTS


SALE OF FUEL FOR ELECTRIC GENERATION


     NRG Energy Center Washco LLC has the option to sell wood by-product purchased from Andersen Corporation to NSP for use as fuel in generating facilities. The price for the wood by-product equals the average cost per MMBtu of solid fuel delivered to a NSP generating plant during the calendar year and, as a result such price is in compliance with Rule 90(d)(2) and Rule 92(b) under the 1935 Act. This contract was approved by the Minnesota Public Utility Commission ("MPUC") in Docket No. E002/M-86-775.

     NSP purchases refuse-derived fuel ("RDF") from NRG's Newport facility and Elk River Facility through a series of contracts, including a lease of land, an operating agreement, and a reimbursement agreement for additional pollution control equipment installed by NSP to burn RDF. In NSP's view, the proper characterization of the transaction is the sale by NRG of a good manufactured by it (i.e., RDF), and the price being paid is in compliance with Rule 90(d)(2) and Rule 92(b) under the 1935 Act. The various contracts associated with this transaction were approved by the MPUC in Docket Nos. E002/AI-93-821, E002/AI-94-950, E002/AI-93-770, and E002/AI-95-171.

URANIUM FUEL ENRICHMENT SERVICES

     Louisiana Energy Services ("LES") is a joint venture which was to operate a nuclear enrichment facility in Louisiana. NSP's wholly owned subsidiary, NRG, owns 100% of Graystone Corporation (Graystone), an investor in uranium enrichment services. Graystone is a general partner in the LES venture, and also owns LePaz Inc., which is a limited partner in LES. Together, Graystone and LePaz own 6.74% of LES.

     Under the terms of the contract, LES was to supply 30% of NSP's enrichment services needs for the period October 1, 1995 through September 30, 2005. The agreement contained a term specifying that if LES could not perform, NSP would purchase equivalent amounts from Urenco, which is not affiliated with NSP but is the main investor in LES. Pursuant to this provision, NSP has purchased between $7 million and $8 million in enrichment services from Urenco, as LES has never performed under the agreement. NSP and LES have agreed to terminate this arrangement on December 31, 2000, and, in the interim, NSP will not make any purchases from LES. As a result, this transaction will not involve the sale of a good or service for a charge. The remainder of NSP's enrichment services needs are purchased on the spot market. This contract was approved by the MPUC in Docket No. E002/AI-92-1164.

SALE OF STEAM

     NSP sells cold steam to NRG Energy Center Washco LLC (a subsidiary of NRG) from its King plant. The steam is then reheated and resold to Andersen Corporation and a Minnesota correctional facility. NRG pays approximately $700,000 per year for the steam, which is NSP's incremental cost of producing an equivalent amount of electricity (measured in BTUs) with the cold steam. As a result, such price is in compliance with Rule 90(d)(2) and Rule 92(b) under the Act. Alternatively, the sale of steam is conceivably exempt under Rule 81. In addition, NRG pays approximately $450,000 per year for NSP to operate the NRG boiler facilities based on NSP's fully allocated cost plus a small management fee (5%) required to reflect potential unaccounted-for overhead costs for state regulatory purposes to avoid subsidization. NSP believes that such pricing is in compliance with Rules 90 and 91 under the 1935 Act. This contract was approved by the MPUC in Docket No. E002/M-86-775.

     NSP maintains and operates NSP's Highbridge Units 3 and 4 boilers for NRG Energy Center Rock-Tenn, a subsidiary of NRG, so that NRG can produce steam to sell to RockTenn Corporation. NRG pays approximately $3 million per year at NSP's fully allocated cost, which includes a small management fee required to reflect the potential for unaccounted-for overhead costs for state regulatory purposes to avoid subsidization. NSP believes that such price is in compliance with Rules 90 and 91 under the 1935 Act. This contract was approved by the MPUC in Docket No. E002/CI-82-523.

GAS SUPERVISORY CONTROL AND DATA ACQUISITION AND DISPATCHING SERVICES

     NSP supplies NSP-W and Viking with supervisory control and data acquisition ("SCADA") services for their gas businesses pursuant to separate contracts with Viking and NSP-W. NSP also supplies NSP-W gas dispatching and other services. NSP-W pays approximately $192,000 per year, while Viking pays approximately
$256,000 per year. Both contracts were approved by the MPUC in Docket No. G002/AI-94-831, and the contract between NSP and NSP-W was approved by the PSCW in Docket No. 4220-AU-117. A SCADA system electronically communicates gas flow, gas pressure, and gas equipment set point data for the delivery system and records the data in a computerized data storage system for monitoring and control purposes. Gas dispatching includes monitoring and controlling the flow, pressures and operating conditions of a natural gas delivery system through the use of a SCADA system. The agreements enable NSP, NSP-W and Viking to share the costs of a single system rather than each owning and operating a SCADA system. The three companies are each allocated and billed a share of the actual operating costs incurred by NSP on a monthly basis based on the number of metering points monitored for each company. NSP believes that such pricing complies with Rules 90 and 91.

MANAGEMENT OR LEASING OF LAND OR OTHER FACILITIES

     NSP manages the Renaissance Square Office Building for United Power & Land ("UP&L"). NSP provides this service in exchange for two percent (2%) of the building's gross annual rents. All direct costs of management are charged to UP&L under an administrative services agreement. These typically total approximately $1.1 million per year. NSP believes that such pricing complies with Rules 90 and 91. This contract was approved by the MPUC in Docket No. E002/AI-94-1188.

     UP&L leases office space on floors two through eleven of the Renaissance Square office building to NSP. NSP pays UP&L rent based on a square footage rate of approximately $3.6 million per year, consisting of a base rental fee on a per square foot basis and a separate fee for NSP's share of the actual costs of operating and maintaining the building. These terms were more favorable to NSP than other bids that NSP received and result in a situation equivalent to if NSP owned the building, as the UP&L target return in establishing the lease payments was NSP's regulated return on equity. This contract was approved by the MPUC in Docket No. E002/AI-90-845. UP&L also leases office space on the first floor and in the basement of the Renaissance Square office building to NSP. This contract was approved by the MPUC in Docket No. E002/AI-94-1056. NSP believes that its rental payments to UP&L comply with Rules 90 and 91 under the Act.

     First Midwest Auto Park ("FMAP") leases 14,000 square feet of unimproved storage area to NSP in the first and second floors of the parking garage directly adjacent to NSP's headquarters for approximately $100,000 per year. This contract was approved by the MPUC in Docket No. E002/AI-94-1043. FMAP also leases 92 parking spaces in the parking facility to NSP at an annual rent of approximately $220,00 per year. This contract was approved by the MPUC in Docket No. E002/AI-94-1042. NSP believes that the payments to FMAP comply with Rules 90 and 91 under the Act.

     Seren Innovations, Inc. ("Seren"), a wholly owned subsidiary of NSP, entered into a lease agreement with NSP that allows Seren to attach cable or similar telecommunications facilities to NSP's distribution poles, conduits, ducts and other properties. The lease is effective February 20, 1998 through December 31, 2018, and is applicable in Minnesota, South Dakota and North Dakota. NSP receives approximately $425,000 per year in lease payments from Seren, calculated pursuant to a formula rate outlined by the FCC. As a result, NSP believes that such transaction is exempt under Rule 81 or is determined in compliance with Rules 90 and 91 under the Act. This contract was approved by the MPUC in Docket No. E002/AI-98-377. Under the federal Telecommunications Act of 1996, NSP is obligated to provide access to its poles, etc., to telecommunications providers. NSP has entered into similar facility access lease agreements with several non-affiliated telecommunications providers.

INTELLECTUAL PROPERTY

     Reddy Kilowatt Corporation ("RKC") is a wholly-owned subsidiary of NSP which owns and licenses use of the Reddy Kilowatt(R) and Reddy Flame(TM) trademarks ("Trademarks"). On October 1, 1999, NSP and RKC entered into a Trademark License Agreement allowing NSP to use the Trademarks for an annual fee. NSP pays Reddy Kilowatt Corporation $125,000 per year for its portion of the amortized cost of purchasing the Reddy trademark. NSP believes that such price is in compliance with Rules 90 and 91 under the 1935 Act. The MPUC approved the agreement effective October 1, 1999, in Docket No. G,E-002/AI-99-1418.